As submitted confidentially to the Securities and Exchange Commission on February 14, 2019.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Endeavor Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7900	83-3340169
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9601 Wilshire Boulevard, 3rd Floor

Beverly Hills, CA 90210

(310) 285-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jason Lublin

Chief Financial Officer

9601 Wilshire Boulevard, 3rd Floor

Beverly Hills, CA 90210

(310) 285-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Justin G. Hamill, Esq. John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Seth Krauss, Esq. Chief Legal Officer Joel Karansky, Esq. Deputy General Counsel and Corporate Secretary Endeavor Group Holdings, Inc. 11 Madison Avenue New York, NY 10010 (212) 586-5100	Thomas Holden, Esq. Ropes & Gray LLP Three Embarcadero Center San Francisco, California 94111 (415) 315-6300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.00001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes shares subject to the underwriters’ option to purchase additional shares of Class A common stock.
(3)	Calculated pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                 , 2019.

PRELIMINARY PROSPECTUS

            Shares

Endeavor Group Holdings, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Endeavor Group Holdings, Inc. All of the              shares of Class A common stock being offered are being sold by the Company.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $            and $            .

Following this offering, Endeavor Group Holdings, Inc. will have five classes of authorized common stock. The Class A common stock offered hereby and the Class C common stock will have one vote per share. The Class B common stock and the Class D common stock will have              votes per share. The Class E common stock will be non-voting. Our Chief Executive Officer, Ariel Emanuel, and our Executive Chairman, Patrick Whitesell, and their affiliates, together with affiliates of Silver Lake Partners will hold a majority of our issued and outstanding Class B common stock and Class D common stock after this offering and, as a group, will control more than a majority of the combined voting power of our common stock. As a result, they will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets.

We intend to list the Class A common stock on              (the “Exchange”) under the symbol “            .”

We will be a “controlled company” under the corporate governance rules of the Exchange applicable to listed companies, and therefore we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements thereunder. See “Management—Controlled Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” on page 24 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	See “Underwriting.”

The shares of Class A common stock are being offered through the underwriters on a firm commitment basis, subject to the terms and conditions of an underwriting agreement. To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2019.

Prospectus dated             , 2019.

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Through and including                 , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date hereof.

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INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through Company research, surveys and studies conducted by third parties and industry and general publications. Certain information contained under the heading “Business” is based on studies, analyses and surveys prepared by Activate, Inc., Billboard, ESP Properties, Eventbrite, IBISWorld, Kagan, Kleiner Perkins, International Licensing Industry Merchandisers’ Association, S&P Global Market Intelligence, SportBusiness Group, Statista and Technavio. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements.”

TRADEMARKS

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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PROSPECTUS SUMMARY

This summary highlights selected information about us and this offering but does not contain all of the information that you should consider before investing in our Class A common stock. Before making an investment decision, you should read this entire prospectus carefully, including the discussion under the heading “Risk Factors” and the consolidated financial statements and related notes thereto contained elsewhere in this prospectus. This prospectus includes forward looking-statements that involve risks and uncertainties. See “Forward-Looking Statements” for more information.

Unless we state otherwise or the context otherwise requires, all information in this prospectus gives effect to the reorganization transactions described below under the heading “—The Reorganization Transactions” (the “reorganization transactions”). In addition, unless we state otherwise or the context otherwise requires, the terms (i) “Endeavor Group Holdings” refers to Endeavor Group Holdings, Inc., a Delaware corporation and the issuer in this offering, (ii) “we,” “us,” “our,” “Endeavor” and the “Company” refer (a) after giving effect to the reorganization transactions, to Endeavor Group Holdings and its consolidated subsidiaries, and (b) prior to giving effect to the reorganization transactions, to Endeavor Operating Company (as defined below) and its consolidated subsidiaries, (iii) “Endeavor Manager” refers to Endeavor Manager, LLC, a Delaware limited liability company and a direct subsidiary of ours following the reorganization transactions and (iv) “Endeavor Operating Company” refers to Endeavor Operating Company, LLC, a Delaware limited liability company and a direct subsidiary of Endeavor Manager’s and indirect subsidiary of ours following the reorganization transactions.

Our Company

Endeavor is a global entertainment and sports company, home to many of the world’s most dynamic and engaging storytellers, brands, live events and experiences. We create value for our clients – talent, brands and intellectual property (“IP”) – and owned assets through our integrated capabilities of representation, content development, content distribution and sales, event production, sponsorship and licensing, and direct-to-consumer offerings. We leverage these capabilities to generate revenue in a variety of ways, including media rights sales, television packaging fees and profit participations, sponsorships, ticket sales, subscriptions, license fees (data, streaming and media), pay-per-view programming, tuition, profit sharing, commissions and strategic consulting fees. Our diverse client base and iconic owned assets combined with our integrated capabilities and flexible business model form a platform that we believe not only amplifies economic potential for our clients, but also allows us to generate revenue in new ways and to maximize revenue from existing relationships and assets across our various businesses.

We believe our platform is highly adaptable to the ever-changing entertainment and sports ecosystem and well positioned for continued growth as audiences increasingly seek premium forms of content (e.g., television shows, films, documentaries, video games, podcasts, education, live events and experiences). We are responsive to the growing demand for this content and agnostic to both how that demand is fulfilled and where that content is consumed. Capitalizing on our unique vantage point at the center of this ecosystem, we have broadened our capabilities and created a robust portfolio of owned assets. Beginning with the formation of the original Endeavor talent agency in 1995; our merger with the venerable William Morris Agency to form WME in 2009; and the acquisition of media, sports and fashion leader IMG in 2014; followed by a series of organic growth initiatives, digital investments, strategic partnerships, joint ventures and acquisitions, most notably the Ultimate Fighting Championship (“UFC”) in 2016, we have built a platform that we believe is incredibly difficult to replicate by any other company.

Amidst both industry shifts and our own evolution, access has remained at Endeavor’s core. Once defined by access to talent (e.g., writers, actors, musicians, models and athletes), we have broadened this access to include blue-chip brands (e.g., consumer product companies, sports federations and properties, global

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broadcasters and digital companies), IP (e.g., television shows, films, books, podcasts and video games) and owned assets (e.g., UFC, Professional Bull Riders (“PBR”), the Miami Open and Frieze), reaching diverse audiences across key media verticals globally. We have also extended our capabilities to amplify and complement our clients’ businesses, helping them reach new audiences and identify new opportunities for growth.

We currently deliver our integrated capabilities across our reporting segments of Entertainment & Sports, Representation and Endeavor X, as described in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Business Overview.” Our business has delivered consistent growth and strong financial performance. For the year ended December 31, 2017, we generated $3,020.1 million in revenue, net loss of $173.2 million, Adjusted Net Income of $109.6 million and Adjusted EBITDA of $516.1 million. For a discussion of Adjusted Net Income and Adjusted EBITDA and a reconciliation to the most closely comparable GAAP measures, see “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data.”

Our Platform

Endeavor’s platform offers a comprehensive solution for our diverse array of clients and owned assets to expand their presence across entertainment and sports by leveraging our integrated capabilities. We have demonstrated the ability to generate growth, identify complementary opportunities and open up new categories of business. Our platform offers breadth and depth of access that both retains and continually attracts new creative talent and opportunities. We believe this creates a powerful network that when combined with our integrated capabilities and flexible business model not only amplifies economic potential for our clients, but also allows us to generate revenue in new ways and to maximize revenue from existing relationships and assets across our various businesses.

OUR INTEGRATED CAPABILITIES

Representation

Since 1898, we have represented some of the world’s greatest talent, including entertainers, content creators, legendary athletes, sports institutions and style icons. In 2018, for example, we represented more Academy Award and Grammy winners than any other talent agency, as well as some of television’s most prolific creators;

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packaged more than 300 television series that premiered across broadcast, cable and streaming channels; represented over 60% of headliners of the major music festivals in the U.S.; and managed the careers of seven of the 10 highest paid models according to Forbes. We continue to be a primary packager and/or provider of content to broadcast and cable networks (accounting, for example, for half of the new series ordered by broadcast networks in 2018 and half of HBO’s current original programming) and have also become one of the largest providers of content to the streaming video-on-demand ecosystem. We are dedicated to helping our more than 6,000 clients build their brands; maintain creative control of their destinies; and diversify and grow their businesses through our platform, providing them opportunities to increase their monetization potential and amplify their reach.

Content Development

Our content capabilities range from concept creation and financing to production, marketing and sales, on behalf of hundreds of represented creators, sports federations, events and other brands, as well as our owned assets. We provide a full range of entertainment content development services for creators of premium television properties, documentaries, feature films and podcasts seeking greater ownership and creative freedom as they navigate the media landscape. We have financed, packaged and/or sold more than 100 shows and films through Endeavor Content, including “The Night Manager,” “La La Land” and “Killing Eve.” Through our state-of-the-art studios, we produce live competition and editorial video content for leading sports properties, such as the English Premier League, Wimbledon, the Ryder Cup and La Liga, as well as for our owned assets including UFC and PBR. We also offer three 24/7 sports channels – the Premier League Content Service for international broadcasters, which includes live matches and regular editorial programming; Sport 24, the first-ever live sports channel for the airline and cruise industries; and EDGEsport, a premium action sports channel.

Content Distribution and Sales

We are one of the largest independent global distributors of sports programming. We sell media rights globally on behalf of more than 150 clients such as the International Olympic Committee (“IOC”) and National Football League (“NFL”), as well as our owned assets including UFC, PBR and Miss Universe. We also work with more than 200 leading sportsbook brands worldwide to deliver live streaming video and data feeds for more than 45,000 sports events annually, as well as on-demand virtual sports products. This infrastructure also powers the global sale of premium television properties, documentaries and feature films.

Event Production

We own and/or produce more than 700 events annually around the globe, including sporting events covering 20 sports across 25 countries, international fashion weeks, art fairs and music, culinary and lifestyle festivals. We continue to expand our existing owned assets such as UFC, PBR, Frieze, Winter Wonderland and Taste Festivals, domestically and into new markets, including China and Russia. We also develop new events including the Tastemaker culinary series and the World Restaurant Awards. In addition, we create festival environments inclusive of culinary, music and esports around our established properties and events like UFC (International Fight Week), PBR (Helldorado Days) and the Miami Open.

Sponsorship and Licensing

We are the agency of record for global blue-chip brands that collectively spend over $60 billion in worldwide advertising annually, including Anheuser-Busch InBev and Visa. We represent brands across licensing, marketing, advertising, digital, public relations, analytics and experiential. Our integrated set of services has grown to include branding and marketing leaders like 160over90 and experiential marketing firms such as IMG Live and Fusion Marketing. Beyond our work directly for brands, we help drive sponsorship, licensing and endorsement deals on behalf of talent, IP and owned assets across our platform, leading us to be a regularly ranked top licensing agency according to License Global magazine.

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Direct-to-Consumer

Through the relationships and access generated by our platform, we seek opportunities to directly engage with consumers across a range of mediums including digital video, audio, experiences and education. Rooted in our acquisition of NeuLion in 2018, subsequently rebranded as Endeavor Streaming, we are able to provide our clients and owned assets such as UFC and PBR with streaming video solutions (e.g., UFC FIGHT PASS and PBR RidePass). Through Endeavor Audio, we have the ability to develop and distribute podcasts. We are also curating one-of-a-kind VIP experiences for corporate clients and consumers through Endeavor Experiences, with access ranging from backstage moments at concerts to cooking demos with top chefs. In the education and training space, we operate IMG Academy and the UFC Performance Institute, both of which offer specialized training to athletes. We are currently exploring a variety of other direct-to-consumer opportunities as we continue to expand our suite of offerings.

Our Competitive Strengths

•

Scaled Platform at the Center of the Entertainment and Sports Ecosystem. We believe our platform is distinguished by its longevity, access, scale and network. We trace our roots back to the establishment of the William Morris Agency in 1898 and IMG in 1960. We represent more than 6,000 clients, conduct business in over 160 countries and manage in excess of 700 events annually. We believe our expertise and the breadth and scale of our capabilities allow us to be adaptable in identifying revenue-generating opportunities for our clients and owned assets, which powers our platform. The growth in our client base and owned assets, in turn, enhances each of our capabilities, further reinforcing our platform.

•

Flexible and Varied Revenue Models. We apply the appropriate model to each potential revenue opportunity to maximize that opportunity on behalf of our clients and owned assets. We have the flexibility to generate revenue in a variety of ways, including media rights sales, television packaging fees and profit participations, sponsorships, ticket sales, subscriptions, license fees (data, streaming and media), pay-per-view programming, tuition, profit sharing, commissions and strategic consulting fees. We also continue to develop and explore new revenue models.

•

Scalable Global Footprint. Endeavor’s broad presence currently includes approximately 7,000 employees across more than 20 countries. We augment our global reach through relationships with strategic local partners around the world. For example, we formed a new partnership in 2016, Endeavor China, with investment capital from Sequoia Capital China, Tencent and affiliates of FountainVest Partners to expand our presence in China. We leverage our global footprint to expand the reach of our capabilities and enhance our competitive positioning. We have demonstrated our ability to successfully expand our owned and represented events into new markets, including the expansion of UFC to Russia and China.

•

Acquisition Expertise. Since 2014, we have completed a number of mergers and acquisitions, including, most notably, IMG and UFC. We believe our platform and agency-driven insights allow us to see around the corner, identifying industry trends and related acquisition opportunities. We believe Endeavor is an acquirer of choice for entrepreneurs and businesses attracted to the power of our platform, and as a result, we benefit from the inbound and often proprietary opportunities generated by our relationships and platform. We have a core competency in evaluating these opportunities with a disciplined investment approach, integrating them and realizing synergies.

•

Well-positioned to Benefit from Growing End Markets. We have a history of consistently embracing disruption and thriving as transformative technologies have emerged, traditional models have evolved and the definition of content has broadened. We believe that, unlike many of our competitors across entertainment and sports, we are well-positioned to respond to the growing demand

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for all forms of premium content. Our strong positioning in healthy, growing end markets enhances our competitive ability to retain existing and attract new clients and opportunities to our platform.

•

Entrepreneurial Culture Led by a Visionary, Seasoned Management Team. We encourage and empower our employees to leverage the resources of our platform to pursue new opportunities for our clients and owned assets. We believe this dynamic culture in turn attracts clients and partners who are themselves aspirational and growth oriented. Established by our visionary founders, including our Chief Executive Officer Ariel Emanuel and our Executive Chairman Patrick Whitesell, this entrepreneurial and creative culture is reinforced daily by them, and strengthened by our deep executive leadership team.

•

Strong Growth and Robust Operating Margins. Since the start of 2015 we have grown revenue at a             % compounded annual growth rate, driven by industry tailwinds, organic reinvestment and strategic acquisitions. Further, our business generated Adjusted EBITDA margins of approximately             % in 2018. We believe our financial profile provides flexibility to continue to execute upon our various growth initiatives. Our model is further supported by the diversification of our business, which we believe helps insulate our revenue and earnings streams from operational and market volatility.

Our Growth Strategies

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Leverage Platform Capabilities to Increase Opportunities for Our Clients and Owned Assets. We intend to continue leveraging the breadth of our scaled platform’s capabilities and the depth of our expertise to generate additional complementary opportunities for our clients and owned assets. Our experience in opening up new lines of business for our clients and owned assets continually adds to our institutional expertise. We believe these successes allow us to both deepen relationships with our existing clients and attract new clients, strengthening our platform’s network benefits and driving further revenue growth.

•

Expand in High Growth Verticals. Beyond our current growing end markets, we are further expanding our presence in high growth verticals that have thrived as technology has transformed the entertainment and sports landscape. We are enhancing our existing direct-to-consumer services (with Endeavor Streaming), growing our podcast offering, expanding our esports presence and developing new VIP experiences for corporate clients and consumers. We believe our platform provides us unique insights to continue identifying and investing in emerging high growth verticals.

•

Expand Global Presence. We have grown globally to now conduct business in more than 160 countries and intend to continue expanding our international presence both organically and inorganically through businesses such as Endeavor China. We envision demand for our clients and owned assets will continue to grow in markets around the world and therefore aim to improve and increase access and activation opportunities across our platform, particularly in certain large media markets such as China and Russia.

•

Pursue Strategic Mergers and Acquisitions. We have successfully completed a number of strategic acquisitions that have expanded Endeavor’s capabilities, created our portfolio of owned assets and allowed us to deepen our relationships with our clients. We believe our agency-led insights give us a pulse on the market that we leverage to capitalize on key industry trends. We plan to continue to selectively pursue merger and acquisition opportunities with a disciplined investment approach to further improve our growth trajectory and enhance our platform’s capabilities. We also expect to continue to invest in our acquisition sourcing, evaluation, execution and integration resources.

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Increase Ownership of Premium Assets. We intend to continue investing in premium content assets as the market demand for quality content and live experiences continues to grow. We believe we are well positioned to identify and extract the true value potential of under-monetized content by leveraging the breadth and scale of our platform. We have deliberately transformed our business mix,

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significantly increasing our proportion of revenue contributed by owned assets, and we expect this percentage to continue to grow as we capitalize on value creation through our integrated capabilities.

Our Industry and Market Opportunity

The markets in which we participate are global, large and benefit from robust industry growth trends. Consumers are increasingly more engaged with entertainment and sports content and live experiences.

The global entertainment, sports and media market was an estimated $1.9 trillion in 2017 and is expected to grow at a 4% compound annual growth rate (“CAGR”) through 2022 to $2.4 trillion, according to third party research. We believe we benefit from the growth of all entertainment, sports and media verticals, in particular:

Television and Film Content

According to third party research, the global subscription television industry (including over-the-top (“OTT”) services) and the film industry are expected to grow at a blended 4% CAGR from $293 billion in 2017 to $350 billion by 2022. This includes the OTT industry’s expected growth at a 10% CAGR from $36 billion in 2017 to $58 billion by 2022. The global film industry, as illustrated by movie ticket sales, is expected to grow at a 8% CAGR from $46 billion in 2017 to $66 billion by 2022, according to a report by market research firm Technavio (“Technavio”). Television subscription fees across traditional cable, satellite and OTT distribution channels in aggregate are growing, driving up the value of television and film content. The proliferation of acquirers of content, including broadcast networks, cable networks, satellite providers and OTT providers has increased the competition for high-quality, original programming as well as library content.

Sponsorship and Licensing

Around the world, sponsorship and licensing have become key strategies for brands to obtain exposure, achieve better recall, communicate themes and drive increased consumer engagement. Globally, in 2018, there was an estimated spend of $66 billion on sponsorships, up from $43 billion in 2008, according to Statista 2019-Worldwide; IEG; 2007 to 2017. As for the overall advertising landscape, Zenith estimated that global advertising spending reached $579 billion in 2018, and will grow at a CAGR of 4% through 2020. According to a survey by the International Licensing Industry Merchandisers’ Association, global retail sales and revenue from licensed goods and services increased to $272 billion in 2017, up 3% since 2016.

Live Events

Consumers are increasingly attending more live events, seeking unique immersive experiences which can be shared on social media. According to Technavio, the total global live ticketing industry (excluding film) was $78 billion in 2017 and is expected to grow at a 6% CAGR to $105 billion by 2022. The music industry represents one of the largest live event markets with global concert ticket sales expected to grow at a 7% CAGR from $19 billion in 2017 to $26 billion by 2022, according to Technavio. According to a 2017 survey conducted by Eventbrite, 78% of Americans attended a live event in the past year, with millennials leading this trend.

Sports

The global sporting events industry is projected to grow from $161 billion in 2018 to $180 billion by 2021 at a 4% CAGR, according to Technavio. The North American sports industry alone is projected to reach $71 billion in 2018, growing at a 3% CAGR to $80 billion by 2022, according to third party research. According to SportBusiness Group, Global Media Report 2018, the global sports media rights industry comprised a

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$47 billion market in 2017 and is expected to grow to $53 billion by 2021 and we believe distributors will continue to place a premium on live sports content. Additionally, the global sports betting and lotteries industry generated $217 billion in 2018, according to IBISWorld, and we believe the industry will continue to grow with further sports betting legalization in the United States.

Risks Associated with Our Business

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks summarized in the “Risk Factors” section of this prospectus immediately following this prospectus summary, including the risks that:

•	changes in public and consumer tastes and preferences and industry trends could reduce demand for our services and content;

•

our ability to generate revenue from discretionary and corporate spending on entertainment and sports events is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions;

•	our failure to identify, sign and retain clients could adversely affect our business;

•	our substantial indebtedness could limit our ability to pursue our growth strategy; and

•

we are controlled by Messrs. Emanuel and Whitesell, Executive Holdco (as defined below) and certain affiliates of Silver Lake Partners, whose interest in our business may be different than an investor in this offering.

Corporate History

The Endeavor Agency, L.L.C. was founded in 1995 by Ariel Emanuel and several partners. In 2009, The Endeavor Agency, L.L.C. merged with the William Morris Agency, LLC (founded in 1898) to form William Morris Endeavor Entertainment, LLC (“WME”), with Ariel Emanuel and Patrick Whitesell becoming WME’s Co-Chief Executive Officers.

In May 2012, affiliates of Silver Lake Partners made a strategic minority investment in WME.

In 2014, WME acquired media, sports and fashion leader IMG Worldwide Holdings, Inc. (“IMG”) (founded in 1960) and formed Endeavor Operating Company, with additional equity capital from, among others, affiliates of Silver Lake Partners.

Since the IMG Acquisition, additional investments have been made in Endeavor by, among others, affiliates of Silver Lake Partners, the Canada Pension Plan Investment Board and GIC, Singapore’s sovereign wealth fund. Endeavor has also completed a series of organic growth initiatives, entered into several strategic joint ventures and made a number of additional acquisitions.

In 2016, Endeavor, together with affiliates of Silver Lake Partners and affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and certain other investors, acquired Zuffa Parent, LLC (“UFC Parent”), which owns and operates UFC, the world’s premier professional mixed martial arts (“MMA”) organization (the “UFC Acquisition”). We have a controlling financial interest over the business and affairs of UFC Parent and have consolidated UFC Parent’s financial results from the date of the UFC Acquisition. We currently own 50.1% of UFC Parent’s common equity.

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Additional acquisitions include Frieze, a leading arts event and media company; PBR, the premier professional bull riding organization; 160over90, a full-service branding and marketing agency; and NeuLion, a video streaming services leader. In addition, we formed Endeavor China, a strategic partnership with Sequoia Capital China, a venture capital and private equity firm, Tencent Holdings Limited, a provider of media, entertainment, internet and mobile services in China, and affiliates of FountainVest Partners, a China-focused private equity firm.

We also own 49% of the equity interests of leading creative agency Droga5, LLC (“Droga5”). We elected the fair value method for this investment, which otherwise would have been reported under the equity method of accounting. The carrying value for Droga5 as of December 31, 2018 was $                 million.

Recent Developments

On December 31, 2018, we completed the merger of our IMG College business with Learfield Communications, LLC (“Learfield”), a provider of integrated marketing solutions in college sports, to form Learfield IMG College. We received cash proceeds totaling $149.2 million and a 49% ownership interest in the new entity as a result of the transaction. In connection with the merger, we sold approximately 13% of the equity interests in Learfield IMG College to affiliates of Silver Lake Partners for $250 million. Our remaining ownership interest is approximately 36% of the equity interests of Learfield IMG College and will be accounted for as an equity method investment beginning in 2019. Learfield IMG College provides fully integrated solutions to its collegiate and university partners, including branding, licensing and multimedia rights management; access to professional concessions, ticket sales and fan engagement systems and support; publishing, radio, digital and social expertise; and campus-wide business and sponsorship development. We determined that, immediately following the merger, this business met the definition of a discontinued operation during 2018 and, as such, we have recast our 2016 and 2017 results of operations to present our IMG College business as a discontinued operation.

The Reorganization Transactions

“Up-C” Structure

This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. The Up-C structure provides tax benefits and associated cash flow to the issuer corporation and the existing owners of the partnership or limited liability company in the initial public offering.

We currently conduct our business through Endeavor Operating Company and its subsidiaries. Prior to the closing of this offering, we intend to complete an internal reorganization through a series of transactions, which we refer to as the “reorganization transactions.” After the completion of this offering, Endeavor Group Holdings will manage and operate the business and control the strategic decisions and day-to-day operations of Endeavor Operating Company through Endeavor Manager and include the operations of Endeavor Operating Company in our consolidated financial statements.

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Capital and Voting Structure

In connection with the reorganization transactions:

•

we will amend and restate our certificate of incorporation and will be authorized to issue five classes of common stock, which we refer to collectively as our “common stock” and which are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock		Yes
Class C common stock	1	No
Class D common stock		No
Class E common stock	None	Yes

Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. We will issue shares of our Class A common stock to the investors in this offering. No shares of our Class E common stock will be outstanding upon the closing of this offering. We do not intend to list our Class B common stock, Class C common stock or Class D common stock on any stock exchange;

•

a newly formed subsidiary of Endeavor Group Holdings, Endeavor Manager, will become the sole managing member of Endeavor Operating Company and Endeavor Group Holdings will become the sole managing member of Endeavor Manager;

•

we will (i) issue to affiliates of certain of our pre-IPO investors, including certain affiliates of Silver Lake Partners, shares of our Class B common stock and rights to receive payments under tax receivable agreements described below and (ii) issue to affiliates of certain other of our pre-IPO investors shares of our Class A common stock and rights to receive payments under tax receivable agreements, in each case as consideration for the acquisition of Endeavor Operating Company Units held by such pre-IPO investors;

•

all of the existing equity interests in Endeavor Operating Company (other than certain profits units, which will remain outstanding after this offering) will be reclassified into Endeavor Operating Company’s non-voting common interest units, which we refer to as “Endeavor Operating Company Units”;

•

we will issue to the holders of Endeavor Operating Company Units (other than Endeavor Manager) paired shares of our non-economic Class D common stock equal to the number of Endeavor Operating Company Units held by each of them upon completion of this offering;

•

Endeavor Manager will issue to the equityholders of certain management holding companies common interest units in Endeavor Manager, which we refer to as “Endeavor Manager Units,” together with paired shares of our non-economic Class C common stock to such equityholders, as consideration for the acquisition of Endeavor Operating Company Units held by such management holding companies; and

•

the profits units of Endeavor Operating Company that will remain outstanding following this offering, which we refer to as “Endeavor Profits Units”, will be economically equivalent to stock options. Each Endeavor Profits Unit has a per unit hurdle price, which is similar to the exercise price of a stock option.

Upon completion of the reorganization transactions and this offering:

•	through Endeavor Manager, Endeavor Group Holdings will indirectly own an aggregate of Endeavor Operating Company Units acquired in the reorganization transactions and using the net

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proceeds of this offering as described below (or % of the outstanding Endeavor Operating Company Units);

•

investors in this offering will own an aggregate of                shares of our Class A common stock (or                shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full);

•	certain affiliates of our pre-IPO investors will own an aggregate of shares of our Class A common stock;

•	certain affiliates of our pre-IPO investors, including certain affiliates of Silver Lake Partners, will own an aggregate of shares of our Class B common stock;

•

our remaining pre-IPO investors, including certain affiliates of Silver Lake Partners, will own an aggregate of                  Endeavor Operating Company Units and                 paired shares of our non-economic Class D common stock;

•

a management holding company, Endeavor Executive Holdco, LLC (“Executive Holdco”), which will be controlled by Messrs. Emanuel and Whitesell, will own an aggregate of                Endeavor Operating Company Units and                paired shares of our non-economic Class D common stock;

•

the members of Endeavor Manager (other than us) will own, indirectly through Endeavor Manager, an aggregate of                  Endeavor Operating Company Units and, directly,                 paired shares of our non-economic Class C common stock; and

•

certain management holding companies controlled by Messrs. Emanuel and Whitesell and owned by them and certain senior officers of Endeavor Operating Company will own 100% of the Endeavor Profits Units. Endeavor Profits Units will remain outstanding with a weighted-average per unit hurdle price of $            per Endeavor Profits Unit. Subject to certain restrictions, the vested Endeavor Profits Units will be exchangeable by their holders into a number of Endeavor Operating Company Units and corresponding paired shares of our Class D common stock equal in value to (i) the number of Endeavor Profit Units being exchanged multiplied by (ii) the difference between the price of our Class A common stock and the per unit hurdle price of the Endeavor Profit Units being exchanged.

The combined voting power in Endeavor Group Holdings will be as follows:

•	% for investors in this offering (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

            % for our pre-IPO investors and their affiliates, including all affiliates of Silver Lake Partners (or             % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	% for Executive Holdco (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	% for the members of Endeavor Manager (other than us) (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

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The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters’ option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organization:

(1)

Endeavor Operating Company owns 50.1% of UFC Parent’s common equity. Endeavor Operating Company has a controlling financial interest over the business and affairs of UFC Parent and, as a result, has consolidated UFC Parent’s financial results from the date of the UFC Acquisition.

Endeavor Group Holdings is a holding company and, immediately after the consummation of the reorganization transactions and this offering, our principal asset will be our indirect ownership interests in Endeavor Operating Company. The total number of Endeavor Operating Company Units indirectly owned by us and the other members of Endeavor Manager and Endeavor Operating Company at any given time will equal the sum of the outstanding shares of all classes of our common stock. The number of Endeavor Operating Company Units we will indirectly own at any time (reflecting the non-controlling interests in Endeavor Manager and Endeavor Operating Company) will equal the aggregate number of outstanding shares of our Class A common stock and Class B common stock.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Exchange Mechanics

Following this offering, the members of Endeavor Operating Company (other than Endeavor Manager) will have the right from time to time to cause Endeavor Operating Company to redeem or exchange any or all of their Endeavor Operating Company Units (and paired shares of Class D common stock) in exchange for shares of our Class B common stock or, at our election, cash.

Following this offering, the members of Endeavor Manager (other than Endeavor Group Holdings) will have the right from time to time, subject to certain restrictions, to cause Endeavor Manager to redeem or exchange any or all of their vested Endeavor Manager Units (and paired shares of Class C common stock) in exchange for shares of our Class A common stock or, at our election, cash.

Proceeds

Based on an assumed initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we estimate that the net proceeds from this offering will be $                million (or $                million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to contribute the net proceeds from this offering to Endeavor Manager in exchange for a number of Endeavor Manager Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering. Endeavor Manager would then, in turn, contribute such contribution amount to Endeavor Operating Company in exchange for an equal number of Endeavor Operating Company Units, and such contribution amount will be used by Endeavor Operating Company for repayment of debt, working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering for acquisitions of complementary businesses or other assets. We estimate that the offering expenses (other than the underwriting discounts) will be approximately $                million. All of such offering expenses will be paid for or otherwise borne by Endeavor Operating Company. See “Use of Proceeds” for further details.

Tax Receivable Agreements

In connection with the reorganization transactions, we will acquire existing equity interests in Endeavor Operating Company from certain of our pre-IPO investors in the acquisitions of Endeavor Operating Company Units described above in exchange for the issuance of shares of our Class B common stock or Class A common stock, as applicable, and rights to receive payments under tax receivable agreements. As a result of these acquisitions, we will receive the benefit of tax attributes (including tax basis) previously held by certain of our pre-IPO investors, including certain affiliates of Silver Lake Partners. In addition, future redemptions or exchanges of Endeavor Operating Company Units in exchange for shares of our Class B common stock or Class A common stock, as applicable, or cash are expected to produce favorable tax attributes that would not be available to us in the absence of those transactions. We intend to enter into tax receivable agreements with certain of our pre-IPO investors, including certain affiliates of Silver Lake Partners and certain management holding vehicles (or their members), whom we refer to collectively as the “Post-IPO TRA Holders,” that will provide for the payment by us to the Post-IPO TRA Holders (or their transferees of Endeavor Operating Company Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize (determined by using an assumed combined state and local income tax rate) as a result of these tax attributes and tax attributes resulting from payments made under the tax receivable agreements. See “Organizational Structure—Tax Receivable Agreements” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

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Our Principal Equityholders

Following the completion of the reorganization transactions and this offering, Messrs. Emanuel and Whitesell and Executive Holdco, together with certain affiliates of Silver Lake Partners that will be our stockholders upon the completion of this offering (the “Silver Lake Equityholders”), as a group, will control approximately      % of the combined voting power of our outstanding common stock (or      % if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $                 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). As a result, Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders will control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. Because Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders will collectively control, as a group, more than 50% of the combined voting power of our outstanding common stock, we will be a “controlled company” under the corporate governance rules for Exchange- listed companies. Therefore we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the Exchange. See “Management—Controlled Company,” “Principal Stockholders” and “Certain Relationships and Related Party Transactions—Stockholders Agreement” for additional information.

Mr. Emanuel has successfully served as our Co-Chief Executive Officer from 2009 to 2017 and as our Chief Executive Officer since 2017, and Mr. Whitesell has successfully served as our Co-Chief Executive Officer from 2009 to 2017 and as our Executive Chairman since 2017. Combined, Messrs. Emanuel and Whitesell have nearly 60 years of experience in the entertainment industry. Executive Holdco is managed by an executive committee composed of Messrs. Emanuel and Whitesell.

Silver Lake is the global leader in technology investing, with approximately $45 billion in combined assets under management and committed capital and a team of approximately 100 investment and value creation professionals located around the world. Silver Lake devotes its full scope of talent and intellectual capital to the singular mission of investing in the world’s leading technology, technology-enabled and related growth businesses. Applying the strategic insights of an experienced industry participant, the operating skill of a world-class management team, and sophisticated investing and structuring capabilities, Silver Lake leverages the deep knowledge and expertise of a global team based in Silicon Valley, New York, London and Hong Kong.

Corporate Information

We were formed as a Delaware corporation in January 2019. We have no material assets and have not engaged in any business or other activities except in connection with the reorganization transactions and this offering. Our corporate headquarters are located at 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, CA 90210, and our telephone number is (310) 285-9000. Our website address is www.endeavorco.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

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The Offering

Class A common stock outstanding before this offering	shares, based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Class A common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters the right to purchase an additional shares of Class A common stock from us within 30 days from the date of this prospectus.

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

If, immediately after this offering and the application of the net proceeds from this offering, all of the members of Endeavor Operating Company and Endeavor Manager were to elect to exchange their Endeavor Operating Company Units or Endeavor Manager Units, as applicable, and corresponding shares of Class C common stock or Class D common stock for shares of our Class A common stock or Class B common stock, as applicable, and any such shares of our Class B common stock were then converted into shares of Class A common stock, shares of our Class A common stock would be outstanding ( % of which would be owned by non-affiliates of the Company) (or shares ( % of which would be owned by non-affiliates of the Company) if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Class B common stock to be outstanding immediately after this offering	shares, based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Shares of our Class B common stock will be issued to certain affiliates of our pre-IPO investors in the reorganization transactions in consideration for Endeavor Operating Company Units acquired by Endeavor Group Holdings from such pre-IPO investors. Shares of Class B common stock may also be issued upon conversion of shares of Class D common stock as described below. When a share of our Class B common stock is converted into a share of our Class A common stock, the share of our Class B common stock will be cancelled.

Class C common stock to be outstanding immediately after this offering	shares, based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering

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price range set forth on the cover page of this prospectus). Shares of our Class C common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued to the members of Endeavor Manager (other than Endeavor Group Holdings) in the reorganization transactions in an amount equal to the number of Endeavor Manager Units held by such persons. When a member of Endeavor Manager exercises its right from time to time to cause Endeavor Manager to redeem or exchange any or all of its Endeavor Manager Units as described elsewhere in this prospectus, a corresponding number of shares of our Class C common stock held by such member will be simultaneously cancelled.

Class D common stock to be outstanding immediately after this offering	shares, based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Shares of our Class D common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued to the members of Endeavor Operating Company (other than Endeavor Manager and holders of Endeavor Profits Units) in the reorganization transactions in an amount equal to the number of Endeavor Operating Company Units held by such persons. When a member of Endeavor Operating Company exercises its right from time to time to cause Endeavor Operating Company to redeem or exchange any or all of its Endeavor Operating Company Units as described elsewhere in this prospectus, a corresponding number of shares of our Class D common stock held by such member will be simultaneously cancelled.

Class E common stock to be outstanding immediately after this offering	None. Shares of our Class E common stock have economic but no voting rights (except as required by applicable law).

Voting rights	Each share of our Class A common stock entitles its holder to one vote per share, representing an aggregate of % of the combined voting power of our outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or % if the underwriters exercise their option to purchase additional shares in full).

Each share of our Class B common stock entitles its holder to votes per share, representing an aggregate of % of the combined voting power of our outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or % if the underwriters exercise their option to purchase additional shares in full).

Each share of our Class C common stock entitles its holder to one vote per share, representing an aggregate of % of the combined voting power of our outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or % if the underwriters exercise their option to purchase additional shares in full).

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Each share of our Class D common stock entitles its holder to votes per share, representing an aggregate of % of the combined voting power of our outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or % if the underwriters exercise their option to purchase additional shares in full).

Shares of our Class E common stock do not entitle holders to any voting rights (except as required by applicable law).

All classes of our common stock with voting rights generally vote together as a single class on all matters submitted to a vote of our stockholders. See “Description of Capital Stock.”

Redemption, exchange and conversion rights	The members of Endeavor Operating Company (other than Endeavor Manager) will have the right from time to time to cause Endeavor Operating Company to redeem or exchange any or all of their Endeavor Operating Company Units, (and paired shares of Class D common stock) in exchange for shares of our Class B common stock, or, at our election, cash.

The holders of Endeavor Profits Units will have the right from time to time, subject to certain restrictions, to cause Endeavor Operating Company to exchange their vested Endeavor Profits Units into a number of Endeavor Operating Company Units and corresponding paired shares of our Class D common stock equal in value to (i) the number of Endeavor Profit Units being exchanged multiplied by (ii) the difference between the price of our Class A common stock and the per unit hurdle price of the Endeavor Profit Units being exchanged.

The members of Endeavor Manager (other than Endeavor Group Holdings) will have the right from time to time, subject to certain restrictions, to cause Endeavor Manager to redeem or exchange any or all of their vested Endeavor Manager Units (and paired shares of our Class C common stock), in exchange for shares of our Class A common stock or, at our election, cash.

Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

Each share of our Class B common stock will automatically convert into one share of Class A common stock and each share of our Class D common stock will automatically convert into one share of Class C common stock (a) immediately prior to any sale or other transfer of such share by a holder of such share, subject to certain limited exceptions, such as transfers to permitted transferees, or (b) upon the earlier of (i) the date on which neither Messrs. Emanuel nor Whitesell is employed as our Chief Executive Officer or Executive Chairman and (ii) the date on which neither Messrs. Emanuel nor Whitesell own shares of our common stock representing, and/or own securities representing the right to own, at

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least % of the shares of our common stock owned by Messrs. Emanuel and Whitesell, respectively, as of the completion of this offering. See “Description of Capital Stock.”

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions of approximately $ million and estimated offering expenses payable by us of approximately $ million, based on an assumed initial offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We intend to cause Endeavor Operating Company to use the net proceeds from this offering to repay debt, for working capital and for general corporate purposes. Initially, we intend to contribute $ million of the net proceeds from this offering to Endeavor Manager (or $ million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Endeavor Manager Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount, without reducing the number of Endeavor Manager Units we receive, by the amount of any expenses we pay in connection with this offering (which we estimate will be approximately $ million) that are not otherwise paid or for which we are not otherwise reimbursed by Endeavor Operating Company). Endeavor Manager would then, in turn, contribute such contribution amount to Endeavor Operating Company in exchange for an equal number of Endeavor Operating Company Units. See “Use of Proceeds” for further details.

Dividend policy	We do not expect to pay any dividends or other distributions on our Class A common stock in the foreseeable future. We currently intend to retain future earnings. See “Dividend Policy.”

Proposed Exchange symbol	“ .”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our Class A common stock.

Unless we indicate otherwise throughout this prospectus or the context otherwise requires, the number of shares of our Class A common stock and Class B common stock outstanding after this offering excludes:

•

shares issuable pursuant to stock options, restricted stock units or other equity-based awards with respect to an aggregate amount of                  shares of Class A common stock, that are reserved for issuance under the Endeavor Group Holdings, Inc. 2019 Management Incentive Plan (the “2019 Management Incentive Plan”) following the completion of this offering. See “Executive Compensation—2019 Management Incentive Plan”;

•

                 shares of Class A common stock reserved for issuance upon the exchange of Endeavor Manager Units (together with corresponding shares of our Class C common stock), and                  shares of Class B common stock reserved for issuance upon the exchange of Endeavor Operating Company Units (together with the corresponding shares of our Class D common stock);

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•	shares of our Class A common stock reserved for issuance upon the conversion of our Class B common stock into Class A common stock; and

•

Class B common stock that may be issued upon the exercise of the exchange rights of the holders of                  Endeavor Profits Units that will remain outstanding with a weighted-average hurdle price of $                per Endeavor Profits Unit and any shares of Class A common stock issuable upon conversion of such shares of Class B common stock.

Unless we indicate otherwise throughout this prospectus or the context otherwise requires, all information in this prospectus assumes (i) that the underwriters do not exercise their option to purchase up to                  additional shares from us and (ii) an initial public offering price of $                 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Unless we indicate otherwise throughout this prospectus or the context otherwise requires, all information in this prospectus assumes (i) there are no restrictions on the ability of holders of Endeavor Operating Company Units or Endeavor Manager Units, together with corresponding shares of our Class D common stock or Class C common stock, as applicable, to exercise at any time and from time to time the redemption, exchange and conversion rights described elsewhere in this prospectus, (ii) that, in each case where a member of Endeavor Operating Company or Endeavor Manager exercises such rights to cause Endeavor Operating Company or Endeavor Manager to redeem or exchange any or all of its Endeavor Operating Company Units (and paired shares of Class D common stock) or Endeavor Manager Units (and paired shares of Class C common stock) as applicable, we determine to issue shares of Class A common stock or Class B common stock, as applicable, in exchange therefor, rather than redeem or exchange for cash and (iii) there will be no exchange of Endeavor Profits Units for Endeavor Operating Company Units and paired shares of Class D common stock as described in “Organizational Structure”.

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Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data

The following tables set forth our summary historical consolidated financial and other data for the periods presented. We were formed as a Delaware corporation in January 2019 and have not, to date, conducted any activities other than those incidental to our formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. On August 18, 2016, Endeavor Operating Company acquired UFC Parent and the following tables reflect the consolidation of UFC Parent from August 18, 2016. We originally acquired 34% of UFC Parent’s common equity and increased our ownership percentage to 50.1% in August 2017.

The condensed consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the condensed consolidated balance sheet data as of December 31, 2017 have been derived from Endeavor Operating Company’s audited financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2018 gives effect to (i) the reorganization transactions described under “Organizational Structure,” (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation of related liabilities in connection with entering into the tax receivable agreements with the Post-IPO TRA Holders and (iii) this offering and the application of the net proceeds from this offering, as if each had occurred on January 1, 2018. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2018 gives effect to (i) the reorganization transactions described under “Organizational Structure,” (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation of related liabilities in connection with entering into the tax receivable agreements with the Post-IPO TRA Holders and (iii) this offering and the application of the net proceeds from this offering, as if each had occurred on December 31, 2018. See “Unaudited Pro Forma Financial Information.”

The summary historical and unaudited pro forma condensed consolidated financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with “Capitalization,” “Unaudited Pro Forma Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

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Consolidated Statements of Operations Data:

	Years Ended December 31,			Pro Forma Year Ended December 31,
(In thousands, except per share data)	2016	2017	2018	2018
Revenue	$2,366,960	$3,020,116

Total operating expenses	2,364,114	3,078,241

Operating income (loss) from continuing operations	2,846	(58,125)
Interest expense, net	(197,707)	(261,226)
Loss from continuing operations, net of tax	(129,130)	(200,159)
Income from discontinued operations, net of tax	30,814	26,991
Net loss	(98,316)	(173,168)
Net loss attributable to non-controlling interests	(58,417)	(111,919)

Net loss attributable to Endeavor Operating Company, LLC/Endeavor Group Holdings, Inc.	$(39,899)	$(61,249)

Pro forma earnings per share data:
Basic and diluted earnings per share of Class A common stockholders:
Continuing operations:
Basic
Diluted
Discontinued operations:
Basic
Diluted
Endeavor Group Holdings, Inc.:
Basic
Diluted
Weighted average number of shares used in computing earnings per share
Basic
Diluted
Unaudited Financial Data:
Adjusted EBITDA(1)	$355,145	$516,103
Adjusted EBITDA margin(1)	15.0%	17.1%
Adjusted Net Income(1)	$53,388	$109,593

Consolidated Balance Sheet Data:

	As of December 31,	As of December 31,	Pro Forma As of December 31,
(In thousands)	2017	2018	2018
Cash and cash equivalents	$800,026
Total assets, including held for sale	8,893,460
Long-term debt, including current portion	4,587,545
Total liabilities, including held for sale	6,257,278
Redeemable non-controlling interests	149,368
Members’ equity	1,258,015
Nonredeemable non-controlling interests	1,228,799
Total members’/shareholders’ equity	2,486,814

(1)

Adjusted EBITDA is a non-GAAP financial measure and is defined as net income (loss), adjusted to exclude the results of discontinued operations, income taxes, net interest expense, depreciation and amortization, equity-based compensation, merger, acquisition and earn-out costs, certain legal costs,

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restructuring, severance and impairment charges, a non-cash fair value adjustment, and certain other items identified as affecting comparability, when applicable. Adjusted EBITDA margin is a non-GAAP financial measure and is defined as Adjusted EBITDA divided by revenue.

Adjusted Net Income is a non-GAAP financial measure and is defined as net income (loss) attributable to Endeavor Operating Company, adjusted to exclude the results of discontinued operations, amortization and our share (excluding those relating to non-controlling interests) of the adjustments used to calculate Adjusted EBITDA on an after tax basis, and the release of tax valuation allowances.

Adjusted EBITDA and Adjusted EBITDA margin are used as the primary bases for our Chief Operating Decision Maker (“CODM”) to evaluate our consolidated operating performance and the operating performance of each of our reportable segments and is used for planning and forecasting purposes, including the allocation of resources and capital to our segments.

Management believes that the presentation of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income provide indicators of general economic performance that are not affected by fluctuations in certain costs or other items. Accordingly, management believes that these measurements are useful for comparing general operating performance from period to period. Other companies may define Adjusted EBITDA, Adjusted EBITDA margin or Adjusted Net Income differently, and as a result our measures of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income may not be directly comparable to those of other companies. Although we use Adjusted EBITDA and Adjusted EBITDA margin as financial measures to assess the performance of our business, such use is limited because they do not include certain material costs necessary to operate our business. Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income should be considered in addition to, and not as a substitute for, net income (loss) in accordance with U.S. GAAP as a measure of performance. Our presentation of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items. Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income do not reflect any cash requirement for such replacements or improvements; and

•	they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows.

Because of these limitations, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income are not intended as alternatives to net income (loss) as an indicator of our operating performance and should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

The following table reconciles net loss to Adjusted EBITDA:

	Years Ended December 31,			Pro Forma Year Ended December 31,
(In thousands)	2016	2017	2018	2018
Net loss	$(98,316)	$(173,168)
Income from discontinued operations, net of tax	(30,814)	(26,991)
Provision for (benefit from) income taxes	16,953	(29,824)
Interest expense, net	197,707	261,226
Depreciation and amortization	175,134	341,144
Equity-based compensation expense(1)	87,644	153,997
Merger, acquisition and earn-out costs(2)	75,525	55,202
Certain legal costs(3)	(481)	21,292
Restructuring, severance and impairment(4)	26,502	12,313
Fair value adjustment – Droga5(5)	(106,736)	(83,579)
Other(6)	12,027	(15,509)

Adjusted EBITDA	$355,145	$516,103

Adjusted EBITDA margin	15.0%	17.1%

The following table reconciles net loss to Adjusted Net Income:

	Years Ended December 31,			Pro Forma Year Ended December 31,
(In thousands)	2016	2017	2018	2018
Net loss	$(98,316)	$(173,168)
Loss attributable to non-controlling interests	58,417	111,919

Net Loss attributable to Endeavor Operating Company, LLC	(39,899)	(61,249)
Income from discontinued operations	(30,814)	(26,991)
Amortization	146,981	301,887
Equity-based compensation expense(1)	87,644	153,997
Merger, acquisition and earn-out costs(2)	75,525	55,202
Certain legal costs(3)	(481)	21,292
Restructuring, severance and impairment(4)	26,502	12,313
Fair value adjustment – Droga5(5)	(106,736)	(83,579)
Other(6)	12,027	(15,509)
Tax effects of adjustments(7)	(3,399)	(5,866)
Adjustments allocated to non-controlling interests(8)	(113,962)	(165,429)
Release of tax valuation allowance(9)	—	(76,475)

Adjusted Net Income	$53,388	$109,593

(1)

Equity-based compensation expense represents primarily non-cash compensation expense associated with our equity-based compensation plans. The increase in 2017 includes approximately $70 million of compensation expense related to a repurchase offered to employees, which will be paid in cash over three

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

years. Equity-based compensation expense in 2016 had comparable impact on our Entertainment & Sports and Representation segments as well as Corporate and other. In 2017, equity-based compensation expense primarily related to our Representation segment and Corporate and other.
(2)

Includes (i) certain costs of professional advisors related to mergers, acquisitions, dispositions or joint ventures and (ii) fair value adjustments for contingent consideration liabilities related to acquired businesses and compensation expense for deferred consideration associated with selling shareholders that are required to remain our employees. Acquisition earn-outs for 2016 primarily related to Fusion Marketing and IMG Live and various smaller acquisitions. Acquisition earn-outs for 2017 related to UFC, Fusion Marketing and IMG Live and various smaller acquisitions. Such costs in 2016 related primarily to our Entertainment & Sports segment and the largest component was professional service costs related to the acquisition of UFC. Such costs in 2017 related primarily to our Entertainment & Sports segment and the largest component was earn-out adjustments.

(3)	Includes costs related to certain litigation or regulatory matters. Such costs relate primarily to our Entertainment & Sports segment and Corporate and other.
(4)

Includes certain costs related to our restructuring activities and non-cash impairment charges. 2016 included approximately $12 million primarily related to the impairment of certain events and approximately $12 million for severance and restructuring expenses, including approximately $6 million related to cost reduction initiatives in UFC, and primarily related to our Entertainment & Sports and Representation segments. 2017 primarily related to severance and restructuring expenses and had comparable impact on our Entertainment & Sports and Representation segments and Corporate and other.

(5)	Reflects the increase in fair value of our investment in Droga5, which is accounted for using the fair value method. Such non-cash fair value adjustments relate wholly to our Representation segment.
(6)

2016 primarily comprised approximately $10 million of foreign exchange transaction losses offset by approximately $7 million of gains on the disposal of certain businesses and related primarily to our Entertainment & Sports segment and Corporate and other. 2017 primarily comprised approximately $12 million of gains on foreign exchange transactions and approximately $14 million of gains on disposal of certain businesses, partially offset by charges of approximately $6 million related to the non-cash fair value adjustment of our UFC warrant liability as well as approximately $3 million of costs associated with the refinancing of our first lien credit agreement entered into by certain of our subsidiaries in May 2014 in connection with the acquisition of IMG (as amended and restated in February 2017, the “2014 Credit Facilities”) and related primarily to our Representation segment and Corporate and other.

(7)	Reflects the U.S. and non-U.S. tax impacts with respect to each adjustment, as applicable.
(8)	Reflects the share of the adjustments noted above that are allocated to our non-controlling interests, net of tax.
(9)

Relates to the release in 2017 of the valuation allowance on net U.S. deferred tax assets, exclusive of deferred tax liabilities on indefinite lived intangible assets, state income taxes and foreign tax credits.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

RISK FACTORS

Investing in our Class A common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our Class A common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could adversely affect our business. Please also see “Forward-Looking Statements” for more information.

Risks Related to Our Business

Changes in public and consumer tastes and preferences and industry trends could reduce demand for our services and content offerings and adversely affect our business.

Our ability to generate revenues is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of the talent and brands we represent, and the assets we own. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. Our operations and revenues are affected by consumer tastes and entertainment trends, including the market demand for the distribution rights to live sports events, which are unpredictable and subject to change and may be affected by changes in the social and political climate. Changes in consumers’ tastes or a change in the perceptions of our business partners, whether as a result of the social and political climate or otherwise, could adversely affect our operating results. Our failure to anticipate and respond to changes in consumer preferences, whether in the form of content creation or distribution, could result in reduced demand for the services and content offerings of our clients and owned assets across our platform, which could have an adverse effect on our business, financial condition and results of operations.

Our ability to create popular entertainment and sports content is increasingly important to the success of our business and our ability to generate revenues. The production and sales of programming, films and other entertainment and sports content is inherently risky because the revenues we derive from various sources primarily depend on our ability to satisfy consumer tastes and expectations in a consistent manner. The popularity of our content and owned assets is affected by our ability to maintain or develop strong brand awareness and target key audiences, the sources and nature of competing content offerings, the time and manner in which consumers acquire and view some of our entertainment products and the options available to advertisers for reaching their desired audiences. Consumer tastes change frequently and it is a challenge to anticipate what offerings will be successful at any point in time. We invest substantial capital in our content and owned assets, including in the creation of original content, before learning the extent to which it will achieve popularity with consumers. For example, we have committed to spending approximately $2.7 billion in guaranteed payments for media, event or other representation rights and similar expenses over the next five years, regardless of our ability to profit from these rights. A lack of popularity of these, our other content offerings or our owned assets could have an adverse effect on our business, financial condition and results of operations.

Our ability to generate revenue from discretionary and corporate spending on entertainment and sports events, such as corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions.

Our business depends on discretionary consumer and corporate spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals and inflation can significantly impact our operating results. While consumer and

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

corporate spending may decline at any time for reasons beyond our control, the risks associated with our businesses become more acute in periods of a slowing economy or recession, which may be accompanied by reductions in corporate sponsorship and advertising and decreases in attendance at live entertainment and sports events. During periods of reduced economic activity, many consumers have historically reduced their discretionary spending and advertisers have reduced their sponsorship and advertising expenditures, which can result in a reduction in sponsorship opportunities. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting our operating results and growth. A prolonged period of reduced consumer or corporate spending could have an adverse effect on our business, financial condition and results of operations.

We may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies.

We must successfully adapt to and manage technological advances in our industry, including the emergence of alternative distribution platforms. If we are unable to adopt or are late in adopting technological changes and innovations that other entertainment providers offer, it may lead to a loss of consumers viewing our content, a reduction in revenues from attendance at our live events, a loss of ticket sales or lower ticket fees. It may also lead to a reduction in our clients’ ability to monetize new platforms. Our ability to effectively generate revenue from new distribution platforms and viewing technologies will affect our ability to maintain and grow our business. Emerging forms of content distribution may provide different economic models and compete with current distribution methods (such as television, film and pay-per-view (“PPV”) in ways that are not entirely predictable, which could reduce consumer demand for our content offerings. We must also adapt to changing consumer behavior driven by advances that allow for time shifting and on-demand viewing, such as digital video recorders and video-on-demand, as well as internet-based and broadband content delivery and mobile devices. If we fail to adapt our distribution methods and content to emerging technologies and new distribution platforms, while also effectively preventing digital piracy, our ability to generate revenue from our targeted audiences may decline and could result in an adverse effect on our business, financial condition and results of operations.

Because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, our clients or our key personnel could adversely affect our business.

Our professional reputation is essential to our continued success and any decrease in the quality of our reputation could impair our ability to, among other things, recruit and retain qualified and experienced agents, managers and other key personnel, retain or attract agency clients or customers or enter into multimedia, licensing and sponsorship engagements. Our overall reputation may be negatively impacted by a number of factors, including negative publicity concerning us, members of our management or our agents, managers and other key personnel. In addition, we are dependent for a portion of our revenues on the relationships between content providers and the clients and key brands, such as sports leagues and federations and collegiate sporting institutions, that we represent, many of whom are significant public personalities with large social media followings whose actions generate significant publicity and public interest. Any adverse publicity relating to such individuals or entities that we employ or represent, or to our company, including from reported or actual incidents or allegations of illegal or improper conduct, such as harassment, discrimination or other misconduct, could result in significant media attention, even if not directly relating to or involving Endeavor, and could have a negative impact on our professional reputation, potentially resulting in termination of licensing or other contractual relationships, our or our employees’ inability to attract new customer or client relationships, or the loss or termination of such employees’ services, all of which could adversely affect our business, financial condition and results of operations. Our professional reputation could also be impacted by adverse publicity relating to one or more of our owned or majority owned brands, events or businesses.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

We depend on the relationships of our agents, managers and other key personnel with clients across many categories, including television, film, professional sports, fashion, music, literature, theater, digital, sponsorship and licensing.

We depend heavily upon relationships that our agents, managers and other key personnel have developed with clients across many content categories, including, among others, television, film, professional sports, fashion, music, literature, theater, digital, sponsorship and licensing. The personal relationships that our agents, managers and other key personnel have developed with studios, brands and other key business contacts help us to secure access to sponsorships, endorsements, professional contracts, productions, events and other opportunities for our clients, which is critical to our success. Due to the importance of those industry contacts to us, a substantial deterioration in these relationships, or substantial loss of agents, managers or other key personnel who maintain these relationships, could adversely affect our business. In particular, our client management business is dependent upon the highly personalized relationships between our agent and manager teams and their respective clients. A substantial deterioration in the team managing a client may result in a deterioration in our relationship with, or the loss of, the clients represented by that agent or manager. The substantial loss of multiple agents or managers and their associated clients could have an adverse effect on our business, financial condition and results of operations. Most of our agents, managers and other key personnel are not party to long-term contracts and, in any event, can leave our employment with little or no notice. We can give no assurance that all or any of these individuals will remain with us or will retain their associations with key business contacts.

Our success depends, in part, on our continuing ability to identify, recruit and retain qualified and experienced agents and managers. If we fail to recruit and retain suitable agents or if our relationships with our agents change or deteriorate, it could adversely affect our business.

Our success depends, in part, upon our continuing ability to identify, recruit and retain qualified and experienced agents and managers. There is great competition for qualified and experienced agents and managers in the entertainment and sports industry, and we cannot assure you that we will be able to continue to hire or retain a sufficient number of qualified persons to meet our requirements, or that we will be able to do so under terms that are economically attractive to us. Any failure to retain certain agents and managers could lead to the loss of sponsorship, multimedia and licensing agreements and other engagements and have an adverse effect on our business, financial condition and results of operations.

Our failure to identify, sign and retain clients could adversely affect our business.

We derive substantial revenue from the engagements, sponsorships, licensing rights and distribution agreements entered into by the clients with whom we work. We depend on identifying, signing and retaining as clients those artists, athletes, models and key brands whose identities or brands are in high demand by the public and, as a result, are deemed to be favorable candidates for engagements. Our competitive position is dependent on our continuing ability to attract, develop and retain clients whose work is likely to achieve a high degree of value and recognition as well as our ability to provide such clients with sponsorships, endorsements, professional contracts, productions, events and other opportunities. Our failure to attract and retain these clients, an increase in the costs required to attract and retain such clients, or an untimely loss or retirement of these clients could adversely affect our financial results and growth prospects. We have not entered into written agreements with many of the clients we represent. These clients may decide to discontinue their relationship with us at any time and without notice. In addition, the clients with whom we have entered into written contracts may choose not to renew their contracts with us on reasonable terms or at all or they may breach or seek to terminate these contracts. If any of our clients decide to discontinue their relationships with us, whether they are under a contract or not, we may be unable to recoup costs expended to develop and promote them and our financial results may be adversely affected. Further, the loss of such clients could lead other of our clients to terminate their relationships with us.

We derive substantial revenue from the sale of multimedia rights, licensing rights and sponsorships. A significant proportion of this revenue is dependent on our commercial agreements with entertainment and sports

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

events. Our failure to renew or replace these key commercial agreements on similar or better terms could have an adverse effect on our business, financial condition and results of operations.

Our business involves potential internal conflicts of interest and includes representing both talent and content rights holders and distributors while also producing content, which may create a conflict of interest.

Increasingly, we must manage actual and potential internal conflicts of interest in our business due to the breadth and scale of our entertainment and sports platform. Different parts of our business may have actual or potential conflicts of interests with each other, including our client representation, media production, events production, sponsorship, and content development businesses. Although we attempt to manage these conflicts appropriately, any failure to adequately address or manage internal conflicts of interest could adversely affect our reputation and the willingness of clients and third parties to work with us may be affected if we fail, or appear to fail, to deal appropriately with actual or perceived internal conflicts of interest, which could have an adverse effect on our business, financial condition and results of operations.

The markets in which we operate are highly competitive, both within the United States and internationally.

We face competition from a variety of other domestic and foreign companies. We face competition from alternative providers of the content, services and events we and our clients offer and from other forms of entertainment and leisure activities in a rapidly changing and increasingly fragmented marketplace. Any increased competition, which may not be foreseeable, or our failure to adequately address any competitive factors, could result in reduced demand for our content, live events, clients or key brands, which could have an adverse effect on our business, financial condition and results of operations.

We depend on the continued service of the members of our executive management and other key employees, as well as management of acquired businesses, the loss or diminished performance of whom could adversely affect our business.

Our performance is substantially dependent on the performance of the members of our executive management and other key employees, as well as management of acquired businesses. We seek to acquire businesses that have strong management teams and often rely on these individuals to conduct the day-to-day operations of and pursue the growth of these acquired businesses. Although we have entered into employment and severance protection agreements with certain members of our senior management team and we typically seek to sign employment agreements with the management of acquired businesses, we cannot be sure that any member of our senior management or management of the acquired businesses will remain with us or that they will not compete with us in the future. The loss of any member of our senior management team could impair our ability to execute our business plan and growth strategy, have a negative impact on our revenues and the effective working relationships that our executive management have developed and cause employee morale problems and the loss of additional key employees, agents, managers and clients.

We depend on key relationships with television and cable networks, satellite providers, digital streaming partners, corporate sponsors and other distribution partners.

A key component of our success is our relationships with television and cable networks, satellite providers, digital streaming partners, corporate sponsors and other distribution partners. We are dependent on maintaining these existing relationships and expanding upon them to ensure we have a robust network of corporate sponsors and distribution partners with whom we can work to arrange multimedia rights sales and sponsorship engagements, including distribution of our owned, operated or represented events. Our television programming for our owned, operated and represented events is distributed by television and cable networks, satellite providers, PPV, digital streaming and other media. We depend on many third parties for the operation and distribution of our television programming. Because a portion of our revenues are generated, directly and indirectly, from this distribution, any failure to maintain or renew arrangements with distributors and platforms, the failure of distributors or platforms to continue to provide services to us or the failure to enter into new

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

distribution opportunities on terms favorable to us could adversely affect our business. We regularly engage in negotiations relating to substantial agreements covering the distribution of our television programming by carriers located in the United States and abroad. We have an important relationship with ESPN for UFC events and they distribute the vast majority of UFC’s non-PPV domestic television programming through their cable networks. We have agreements with multiple PPV providers globally and distribute a portion of our owned, operated or represented events through PPV, including certain events that are sold exclusively through PPV. Any adverse change in these relationships or agreements or a deterioration in the perceived value of our clients or of our sponsorships, advertisements or other distribution channels could have an adverse effect on our business, financial condition and results of operations.

Owning and managing certain events for which we sell media and sponsorship rights, ticketing and hospitality exposes us to greater financial risk. If the live events that we own and manage are not financially successful, our business could be adversely affected.

We act as a principal by owning and managing certain live events for which we sell media and sponsorship rights, ticketing and hospitality, such as UFC’s events, the Miami Open, the Miss Universe competition and the Professional Bull Riders’ events. Organizing and operating a live event involves significant financial risk as we bear all or most event costs, including a significant amount of up-front costs. In addition, we typically book our live events many months in advance of holding the event and often agree to pay a fixed guaranteed amount prior to receiving any related revenue. Accordingly, if a planned event fails to occur or there is any disruption in our ability to live stream or otherwise distribute, whether as a result of technical difficulties or otherwise, we could lose a substantial amount of these up-front costs, fail to generate the anticipated revenue and be forced to issue refunds for media and sponsorship rights, advertising fees and ticket sales. If we are forced to postpone a planned event, we would incur substantial additional costs in order to stage the event on a new date, may have reduced attendance and revenue and may have to refund fees. We could be compelled to cancel or postpone all or part of an event for many reasons, including poor weather, issues with obtaining permits or government regulation, performers failing to participate, as well as extraordinary incidents, such as mass-casualty incidents and natural disasters or similar events. Past terrorist and security incidents, military actions in foreign locations, periodic elevated terrorism alerts and pandemic or other public health concerns have raised numerous challenging operating factors, including public concerns regarding air travel, military actions and additional national or local catastrophic incidents, causing a nationwide disruption of commercial and leisure activities. We often have cancellation insurance policies in place to cover a portion of our losses if we are compelled to cancel an event, but our coverage may not be sufficient and is subject to deductibles. If the live events that we own and manage are not financially successful, we could suffer an adverse effect on our business, financial condition and results of operations.

Our recent acquisitions have caused us to grow rapidly, and we will need to continue to make changes to operate at our current size and scale. We may face difficulty in further integrating the operations of the businesses acquired in our recent transactions, and we may never realize the anticipated benefits and cost synergies from all of these transactions. If we are unable to manage our current operations or any future growth effectively, our business could be adversely affected.

Our recent acquisitions have caused us to grow rapidly, and we may need to continue to make changes to operate at our current size and scale. If we fail to realize the anticipated benefits and cost synergies from our recent acquisitions, or if we experience any unanticipated or unidentified effects in connection with these transactions, including one-time write-offs of goodwill, amortization expenses of other intangible assets or any unanticipated disruptions with important third-party relationships, our business, financial condition and results of operations could be adversely affected. Moreover, our recent acquisitions involve risks and uncertainties including, without limitation, those associated with the integration of operations, financial reporting, technologies and personnel and the potential loss of key employees, agents, managers, clients, customers or strategic partners. Because the integration of the businesses acquired in our recent transactions will require significant time and resources, and we may not be able to manage the process successfully, these acquisitions may not be accretive to our earnings and they may negatively impact our results of operations. If our operations continue to grow, we

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

will be required, among other things, to upgrade our management information systems and other processes and to obtain more space for our expanding administrative support and other headquarters personnel. Our continued growth could strain our resources and divert management’s attention, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties could result in the erosion of our brand image and reputation and could have an adverse effect on our business, financial condition and operating results.

We may be unsuccessful in our future acquisition strategies, and our compliance with regulations may limit our operations and future acquisitions.

To the extent we choose to pursue certain acquisition strategies, we may be unable to identify suitable targets for acquisition or make these acquisitions on favorable terms. If we identify a suitable acquisition candidate, our ability to realize a return on the resources expended pursuing such candidate and to successfully implement the acquisition will depend on a variety of factors, including our ability to obtain financing on acceptable terms and requisite governmental approvals as well as the factors discussed below.

We may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring a company, and as such may not obtain sufficient warranties, indemnities, insurance or other protections, which could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes, a loss of anticipated tax benefits or other adverse effects on our business, operating results or financial condition. Additionally, some warranties and indemnities may give rise to unexpected and significant liabilities. Future acquisitions that we may pursue could result in dilutive issuances of equity securities and the incurrence of further debt.

We are also subject to laws and regulations, including those relating to antitrust, that could significantly affect our ability to expand our business through acquisitions or enter into joint ventures. For example, the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice with respect to our domestic acquisitions and joint ventures, and the European Commission, the antitrust regulator of the European Union (the “E.U.”), with respect to our European acquisitions and joint ventures, have the authority to challenge our acquisitions and joint ventures on antitrust grounds before or after the acquisitions or joint ventures are completed. State agencies may also have standing to challenge these acquisitions and joint ventures under state or federal antitrust law. Comparable authorities in other foreign countries also have the ability to challenge our foreign acquisitions and joint ventures. Our failure to comply with all applicable laws and regulations could result in, among other things, regulatory actions or legal proceedings against us, the imposition of fines, penalties or judgments against us or significant limitations on our activities. Multiple or repeated failures by us to comply with these laws and regulations could result in increased fines, actions or legal proceedings against us. In addition, the regulatory environment in which we operate is subject to change. New or revised requirements imposed by governmental regulatory authorities could have adverse effects on us, including increased costs of compliance. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by these governmental authorities.

We share control in joint venture projects, other investments and strategic alliances, which limits our ability to manage third-party risks associated with these projects.

We participate in a number of joint ventures, other non-controlling investments and strategic alliances and may enter into additional joint ventures, investments and strategic alliances in the future. In these joint ventures, investments and strategic alliances, we often have shared control over the operation of the assets and operations. As a result, such investments and strategic alliances may involve risks such as the possibility that a partner in an investment might become bankrupt, be unable to meet its capital contribution obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or take actions that are contrary to our instructions or to applicable laws and regulations. In addition, we may be unable to take action without the approval of our partners, or our partners could take binding actions without our consent. Consequently, actions by a partner or other third party could expose us to claims for damages, financial penalties

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

and reputational harm, any of which could have an adverse effect on our business, financial condition and results of operations.

Preparing our financial statements requires us to have access to information regarding the results of operations, financial position and cash flows of our joint ventures and other investments. Any deficiencies in their internal controls over financial reporting may affect our ability to report our financial results accurately or prevent or detect fraud. Such deficiencies also could result in restatements of, or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our Class A common stock. Additionally, if our joint ventures and other investments are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports.

We may face labor shortages that could slow our growth.

The successful operation of our business depends upon our ability to attract, motivate and retain a sufficient number of qualified employees. Shortages of labor may make it increasingly difficult and expensive to attract, train and retain the services of a satisfactory number of qualified employees and could adversely impact our events and productions. Competition for qualified employees could require us to pay higher wages, which could result in higher labor costs and could have an adverse effect on our business, financial condition and results of operations.

We also rely on contingent workers and volunteers in order to staff our live events and productions, and our failure to manage our use of such workers effectively could adversely affect our business, financial condition and results of operations. We could potentially face various legal claims from contingent workers and volunteers in the future, including claims based on new laws or stemming from employees being misclassified. We may be subject to shortages, oversupply or fixed contractual terms relating to contingent workers. Our ability to manage the size of, and costs associated with, the contingent workforce may be subject to additional constraints imposed by local laws.

Our key personnel may be adversely impacted by immigration restrictions and related factors.

Our ability to retain our key personnel is impacted, at least in part, by the fact that a portion of our key personnel in the United States is comprised of foreign nationals who are not United States citizens. In order to be legally allowed to work in the United States, these individuals generally hold immigrant visas (which may or may not be tied to their employment with us) or green cards, the latter of which makes them permanent residents in the United States.

The ability of these foreign nationals to remain and work in the United States is impacted by a variety of laws and regulations, as well as the processing procedures of various government agencies. Changes in applicable laws, regulations or procedures could adversely affect our ability to hire or retain these key personnel and could affect our costs of doing business and our ability to deliver services to our clients. In addition, if the laws, rules or procedures governing the ability of foreign nationals to work in the United States were to change or if the number of visas available for foreign nationals permitted to work in the United States were to be reduced, our business could be adversely affected, if, for example, we were unable to retain an employee who is a foreign national.

The business of our agents and managers, and the clients we represent is international in nature and may require them to frequently travel or live abroad. The ability of our key personnel and talent to travel internationally for their work is impacted by a variety of laws and regulations, policy considerations of foreign governments, the processing procedures of various government agencies and geopolitical actions, including war and terrorism, or natural disasters including earthquakes, hurricanes, floods and fires. In addition, our productions and live events internationally subjects us to the numerous risks involved in foreign travel and operations and also subjects us to local norms and regulations, including regulations requiring us to obtain visas

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for our key personnel and, in some cases, hired talent. Actions by the clients we represent which are out of our control may also result in certain countries barring them from travelling internationally, which could adversely affect our business. If our key personnel and talent were prevented from conducting their work internationally for any reason, it could have an adverse effect on our business, financial condition and results of operations.

We rely on technology, such as our information systems, to conduct our business. Failure to protect our technology against breakdowns and security breaches could adversely affect our business.

We rely on technology, such as our information systems, content distribution systems, ticketing systems and payment processing systems, to conduct our business. This technology is vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners and vendors, or from attacks by malicious third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” nation states and others. The techniques used to breach security safeguards evolve rapidly, and they may be difficult to detect for an extended period of time, and the measures we take to safeguard our technology may not adequately prevent such incidents.

While we have taken steps to protect our confidential and personal information and invested in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information. Such incidents could adversely affect our business operations, reputation and client relationships. Any such breach would require us to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including the payment of fines. Although we maintain an insurance policy that covers data security, privacy liability and cyber attacks, our insurance may not be adequate to cover losses arising from breaches or attacks on our systems. We also may be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

Furthermore, we have a large number of operating entities throughout the world and, therefore, operate on a largely decentralized basis. We are also in the process of integrating the technology of our acquired companies. The resulting size and diversity of our technology systems, as well as the systems of third party vendors with whom we contract, increase the vulnerability of such systems to breakdowns and security breaches. In addition, we rely on technology at live events, the failure or unavailability of which, for any significant period of time, could affect our business, our reputation and the success of our live events. Any significant interruption or failure of the technology upon which we rely or any significant breach of security could result in decreased performance and increased operating costs, causing our business to suffer, and could adversely affect our business, financial condition and results of operations.

Unauthorized disclosure of sensitive or confidential client or customer information could harm our business and standing with our clients and customers.

The protection of our client, customer, employee and other company data is critical to us. We collect, store, transmit and use personal information relating to, among others, our clients, IMG Academy students, employees, consumers and event participants. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential client and customer information. Our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, payment card terminal tampering, computer viruses, misplaced, lost or stolen data, programming or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of client or customer information, whether by us or our third-party service providers, could damage our reputation, result in the loss of clients and customers, expose us to risk of litigation and liability or regulatory investigations or actions, disrupt our operations and harm our business. In addition, as a result of recent security breaches, the media and public scrutiny of information security and privacy has become more intense. As a result, we may incur significant costs to change our business practices or modify our service offerings in connection with the protection of personally identifiable information.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Regulatory action for alleged privacy violations could result in significant fines.

Regulators may impose significant fines for privacy and data protection violations. Our business operations involve the collection, transfer, use, disclosure, security and disposal of personal or sensitive information in various locations around the world, including the E.U. As a result, our business is subject to complex and evolving U.S. and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, penalties, increased cost of operations, or otherwise harm our business. For example the E.U. adopted a new law governing data privacy called the General Data Protection Regulation (“GDPR”) that became effective in May 2018. The GDPR creates new requirements regarding personal information. Non-compliance with the GDPR carries significant monetary penalties of up to the higher of 4% of a company’s worldwide total revenue or €20 million. However, there can be no assurances that we will be successful in our efforts to comply with the GDPR or other privacy and data protection laws and regulations, or that violations will not occur, particularly given the complexity of both these laws and our business, as well as the uncertainties that accompany new laws. In addition, in June 2018, California passed the California Consumer Privacy Act of 2018, which will become operational on January 1, 2020 and imposes significant data privacy and potential statutory damages related to data protection for the data of California residents. It is likely that further amendments will be proposed to this legislation. The effects of this legislation potentially are far-reaching and may require us to modify our data processing practices and policies and to incur significant costs and expenses in an effort to comply.

We may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

We have invested significant resources in brands associated with our business such as “Endeavor,” “WME,” “William Morris Endeavor,” “IMG” and “UFC” in an attempt to obtain and protect our public recognition. These brands are essential to our success and competitive position. We have also invested significant resources in the premium content that we produce.

Our trademarks and other intellectual property rights are critical to our success and our competitive position. Our intellectual property rights may be challenged and invalidated by third parties and may not be strong enough to provide meaningful commercial competitive advantage. If we fail to maintain our intellectual property, our competitors might be able to enter the market, which would harm our business. Further, policing unauthorized use and other violations of our intellectual property is difficult, particularly given our global scope, so we are susceptible to others infringing, diluting or misappropriating our intellectual property rights. If we are unable to maintain and protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. In particular, the laws of certain foreign countries do not protect intellectual property rights in the same manner as do the laws of the United States and, accordingly, our intellectual property is at greater risk in those countries even where we take steps to protect such intellectual property. While we believe we have taken, and take in the ordinary course of business, appropriate available legal steps to reasonably protect our intellectual property, we cannot predict whether these steps will be adequate to prevent infringement or misappropriation of these rights.

From time to time, in the ordinary course of our business, we become involved in opposition and cancellation proceedings with respect to some of our intellectual property or third party intellectual property. Any opposition and cancellation proceedings or other litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe, misappropriate or dilute upon the intellectual property rights of others, regardless of the merit of these claims, could be costly and time-consuming. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a third party with respect to a claim, or if we are required to, or decide to, cease use of a brand, rebrand or obtain non-infringing intellectual property (such as through a license), it could result in harm to our competitive position and could adversely affect our business and financial condition.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

As a result of our operations in international markets, we are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets.

We provide services in various jurisdictions abroad through a number of brands and businesses that we own and operate, as well as through joint ventures, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

•	political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we have international operations or into which we may expand;

•

more restrictive or otherwise unfavorable government regulation of the entertainment and sports industry, which could result in increased compliance costs or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;

•	limitations on the enforcement of intellectual property rights;

•	enhanced difficulties of integrating any foreign acquisitions;

•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

•	adverse tax consequences;

•	less sophisticated legal systems in some foreign countries, which could impair our ability to enforce our contractual rights in those countries;

•	limitations on technology infrastructure;

•	variability in venue security standards and accepted practices; and

•

difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or on a cost-efficient basis.

Exchange rates may cause fluctuations in our results of operations.

Because we own assets overseas and derive revenues from our international operations, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the U.S. Dollar. We cannot, however, predict the effect of exchange rate fluctuations upon future operating results. For the year ended December 31, 2018 our international operations accounted for approximately                % of our revenues. Although we cannot predict the future relationship between the U.S. Dollar and the currencies used by our international businesses, principally the British Pound and the Euro, we experienced foreign exchange rate net gains of $                million for the year ended December 31, 2018. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

Participants and spectators in connection with our live entertainment and sports events are subject to potential injuries and accidents, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live entertainment and sports events, causing a decrease in our revenue.

There are inherent risks to participants and spectators involved with producing, attending or participating in live entertainment and sports events. Injuries and accidents have occurred and may occur from time to time in the future, which could subject us to substantial claims and liabilities for injuries. Incidents in connection with our entertainment and sports events at any of our venues or venues that we rent could also result in claims, reducing operating income or reducing attendance at our events, causing a decrease in our revenues. There can be no

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

assurance that the insurance we maintain will be adequate to cover any potential losses. The physical nature of many of our live sports events exposes the athletes that participate to the risk of serious injury or death. These injuries could include concussions, and many sports leagues and organizations have been sued by athletes over alleged long-term neurocognitive impairment arising from concussions. Although the participants in certain of our live sports events, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we may seek coverage under our accident insurance policies, if available, or our general liability insurance policies, for injuries that our athletes incur while competing. To the extent such injuries are not covered by our policies, we may self-insure medical costs for our athletes for such injuries. Liability to us resulting from any death or serious injury, including concussions, sustained by athletes while competing, to the extent not covered by our insurance, could adversely affect our business, financial condition and operating results.

Costs associated with, and our ability to, obtain insurance could adversely affect our business.

Heightened concerns and challenges regarding property, casualty, liability, business interruption, cancellation and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost and with reasonable deductibles, including coverage for acts of terrorism and weather-related property damage. We cannot assure you that future increases in insurance costs and difficulties obtaining high policy limits and reasonable deductibles will not adversely impact our profitability, thereby possibly impacting our operating results and growth. We have a significant investment in property and equipment at each of our venues, which are generally located near major cities and which hold events typically attended by a large number of people.

We cannot assure you that our insurance policy coverage limits, including insurance coverage for property, casualty, liability and business interruption losses and acts of terrorism, would be adequate should one or multiple adverse events occur, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. We cannot assure you that adequate coverage limits will be available, offered at a reasonable cost, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our venues could have an adverse effect on our financial position and future results of operations if asset damage or company liability were to exceed insurance coverage limits or if an insurer were unable to sufficiently or fully pay our related claims or damages.

We are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business.

Our operations are subject to federal, state and local laws, statutes, rules, regulations, policies and procedures in the United States and around the world, which are subject to change at any time, governing matters such as:

•	licensing laws for talent agencies, such as California’s Talent Agencies Act;

•	licensing laws for the promotion and operation of MMA events;

•	licensing, permitting and zoning requirements for operation of our offices, locations, venues and other facilities;

•	health, safety and sanitation requirements;

•	the service of food and alcoholic beverages;

•	the welfare and protection of animals;

•	working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employment laws and regulations;

•	human rights and human trafficking, including compliance with the U.K. Modern Slavery Act, U.S. Conflict Minerals Law and similar current and future legislation;

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

•	our employment of youth workers and compliance with child labor laws;

•	compliance with the U.S. Americans with Disabilities Act of 1990 and the U.K.’s Disability Discrimination Act 1995;

•

compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”) and similar regulations in other countries, which prohibit U.S. companies and their intermediaries from engaging in bribery or other prohibited payments to foreign officials and require companies to keep books and records that accurately and fairly reflect the transactions of the company and to maintain an adequate system of internal accounting controls;

•	compliance with applicable antitrust and fair competition laws;

•

compliance with international trade controls, including applicable import/export regulations, and sanctions and international embargoes that may limit or restrict our ability to do business with specific individuals or entities or in specific countries or territories;

•	compliance with anti-money laundering and countering terrorist financing rules, currency control regulations, and statutes prohibiting tax evasion and the aiding or abetting of tax evasion;

•	marketing activities;

•	environmental protection regulations;

•

compliance with current and future privacy and data protection laws imposing requirements for the processing and protection of personal or sensitive information, including the GDPR and the E.U. e-Privacy Regulation;

•	compliance with cybersecurity laws imposing country-specific requirements relating to information systems and network design, security, operations, and use;

•	tax laws; and

•	imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions or currency exchange controls.

Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, reputational harm, adverse media coverage, and other collateral consequences. Multiple or repeated failures by us to comply with these laws and regulations could result in increased fines or proceedings against us. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations and financial condition. While we attempt to conduct our business and operations in a manner that we believe to be in compliance with such laws and regulations, there can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for our services, reduce revenue, increase costs or subject us to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live events for incidents that occur at our events, particularly relating to drugs and alcohol.

In some United States and foreign jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances or other permits or licenses for athletes or permits for events in order for us to promote and conduct our live events and

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

productions. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live events and productions in that jurisdiction. The inability to present our live events and productions in jurisdictions could lead to a decline in various revenue streams in such jurisdictions, which could have an adverse effect on our business, financial condition and results of operations.

We operate in a number of countries which are considered to be at a heightened risk for corruption. Additionally, we operate in industry segments, such as sports marketing, that have been the subject of past anti-corruption enforcement efforts. As a global company, a risk exists that our employees, contractors, agents or managers could engage in business practices prohibited by applicable U.S. laws and regulations, such as the FCPA, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials and others, such as the Bribery Act. There can be no guarantee that our compliance programs will prevent corrupt business practices by one or more of our employees, contractors, agents, managers or vendors, or that regulators in the U.S. or in other markets will view our program as adequate should any such issue arise.

We are also required to comply with economic sanctions laws imposed by the United States or by other jurisdictions where we do business, which may restrict our transactions in certain markets, and with certain customers, business partners and other persons and entities. As a result, we are not permitted to, directly or indirectly (including through a third party intermediary), procure goods, services, or technology from, or engage in transactions with, individuals and entities subject to sanctions. While we believe we have been in compliance with sanctions requirements, there can be no guarantee that we will remain in compliance. Any violation of corruption or sanctions laws could result in fines, civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business (e.g., debarment from doing business with International Development Banks and similar organizations) and damage to our reputation, which could have an adverse effect on our business, financial condition and results of operations. Any violation of corruption or sanctions laws could result in fines, civil, criminal sanctions against us or our employees, prohibitions on the conduct of our business (e.g., debarment from doing business with International Development Banks and similar organizations) and damage to our reputation, which could have an adverse effect on our business, financial condition and results of operations.

In addition, in June 2016, voters in the United Kingdom approved an advisory referendum to withdraw from the E.U., commonly referred to as “Brexit.” Subsequently, in March 2017, the United Kingdom’s government invoked Article 50 of the Treaty on European Union, which formally triggered the two-year negotiation process to exit the E.U. Negotiations to determine the United Kingdom’s future relationship with the E.U., including terms of trade, are complex and there can be no assurance regarding the terms or timing of any such arrangements. A withdrawal could significantly disrupt the free movement of goods, services and people between the United Kingdom and the E.U., and result in increased legal and regulatory complexities, potential higher costs of conducting business in Europe as well as less demand for concerts and other live entertainment in the United Kingdom and the E.U. Brexit has also contributed to significant volatility and uncertainty in global stock markets and currency exchange rates, and such volatility could continue to occur as the negotiation process progresses. While the full parameters and implications of Brexit are currently unknown, any of these effects could have an adverse effect on our business, financial condition and results of operations.

We are subject to certain franchise and licensing requirements of unions and guilds, and we depend upon unionized labor for the provision of some of our services. Any revocation or non-renewal of our franchises or licenses and any work stoppages or labor disturbances could adversely affect our business.

Certain of our employees at some of the locations in which we operate are subject to collective bargaining agreements. Our union agreements regularly expire and require negotiation in the ordinary course of our business. Upon the expiration of any of our collective bargaining agreements, however, we or the trade associations that we are affiliated with may be unable to negotiate new collective bargaining agreements on terms satisfactory to us or at all, and our operations may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. In addition, our operations at one or more of our facilities may also be interrupted as a result of labor disputes by outside unions attempting to

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

unionize one or more groups of employees (even if not employed by us) at a venue even though we do not currently have unionized labor at that venue. There have also been efforts to unionize the MMA athletes that participate in UFC’s events. A work stoppage at one or more of our operated venues or at our promoted events could have an adverse effect on our business, financial condition and results of operations. We cannot predict the effect that a potential work stoppage would have on our business.

We are party to certain collective bargaining agreements that require contributions to various multiemployer pension plans that cover unionized employees. Required contributions to these plans could unexpectedly increase during the term of a collective bargaining agreement due to the Employee Retirement Income Security Act of 1974, as amended, which requires additional contributions to be made when a pension fund enters into critical status, which may occur for reasons that are beyond our control. In addition, we may be required by law to fulfill our pension withdrawal liability with respect to any multiemployer pension plans from which we may withdraw or partially withdraw. Our potential withdrawal liability will increase if a multiemployer pension plan in which we participate has significant underfunded liabilities. Any unplanned multiemployer pension liabilities could have an adverse effect on our business, financial condition and results of operations.

We are subject to certain franchise and licensing requirements of unions and guilds that represent certain of the clients that we represent as well as the requirements of certain states in which we operate. The good standing of the trade associations that we are affiliated with or our good standing with such unions and guilds and the ability of such trade associations or our ability to renew such licenses and franchises is not guaranteed. Additionally, certain of such unions and guilds have in the past gone on strike, and may in the future, do so again. Any revocation, non-renewal or termination of our franchises or licenses or an unexpected change in the franchise or licensing requirements could have an adverse effect on our business, financial condition and results of operations.

We cannot be certain that additional financing will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing, whether in connection with our capital improvements, acquisitions or otherwise. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. If borrowings available under the 2014 Credit Facilities and UFC Parent’s term loan and revolving credit facilities (the “UFC Credit Facilities” and collectively with the 2014 Credit Facilities, the “Senior Credit Facilities”) are insufficient, we may be required to adopt one or more alternatives to raise cash, such as incurring additional indebtedness, selling our assets, seeking to raise additional equity capital or restructuring, which alternatives may not be available to us on favorable terms when required, or at all. Any of the foregoing could have a material adverse effect on our business. In addition, if we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our Class A common stock, and our then existing stockholders may experience dilution.

Unfavorable outcomes in legal proceedings may adversely affect our business and operating results.

Our results may be affected by the outcome of pending and future litigation. Unfavorable rulings in our legal proceedings could result in material liability to us or have a negative impact on our reputation or relations with our employees or third parties. The outcome of litigation, including class action lawsuits, is difficult to assess or quantify. Plaintiffs in class action lawsuits may seek recovery of very large or indeterminate amounts and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. UFC is currently named in five related class-action lawsuits filed against it alleging that UFC violated Section 2 of the Sherman Antitrust Act of 1890 by monopolizing the alleged market for elite professional MMA athletes’ services. If we are unable to resolve these matters favorably, our business, operating results and our financial condition may be adversely affected.

In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal) or lawsuits by

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

governmental agencies or private parties. If the results of these investigations, proceedings or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure that could have an adverse effect on our business, financial condition and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Organization and Structure

We are a holding company and our principal asset after completion of this offering will be our indirect equity interests in Endeavor Operating Company, and accordingly we are dependent upon distributions from Endeavor Operating Company to pay taxes and other expenses.

We are a holding company and, upon completion of the reorganization transactions and this offering, our principal asset will be our indirect ownership of Endeavor Operating Company. See “Organizational Structure.” We have no independent means of generating revenue. As the indirect sole managing member of Endeavor Operating Company, we intend to cause Endeavor Operating Company to make pro rata distributions to its equityholders, including the members of Endeavor Operating Company (including Endeavor Profits Units holders) and Endeavor Manager, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Endeavor Operating Company. As the sole managing member of Endeavor Manager, we intend to cause Endeavor Manager to make non-pro rata distributions to us such that we will be able to cover all applicable taxes payable by us, any payments we are obligated to make under the tax receivable agreements we intend to enter into as part of the reorganization transactions and other costs or expenses, but we will be limited in our ability to cause Endeavor Operating Company to make distributions to its equityholders (including for purposes of paying corporate and other overhead expenses and dividends) under the Senior Credit Facilities. In addition, certain laws and regulations may result in restrictions on Endeavor Manager’s ability to make distributions to us, Endeavor Operating Company’s ability to make distributions to its equityholders, or the ability of Endeavor Operating Company’s subsidiaries to make distributions to it.

To the extent that we need funds and Endeavor Manager, Endeavor Operating Company or Endeavor Operating Company’s subsidiaries are restricted from making such distributions, under applicable law or regulation, as a result of covenants in the Senior Credit Facilities or otherwise, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer an adverse effect on our liquidity and financial condition.

Under the limited liability company agreement of Endeavor Operating Company (the “Endeavor Operating Company Agreement”), we expect Endeavor Operating Company, from time to time, to make pro rata distributions in cash to its equityholders, including the members of Endeavor Operating Company (including the Endeavor Profits Units holders) and Endeavor Manager, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Endeavor Operating Company. We further expect that, under the limited liability company agreement of Endeavor Manager (the “Endeavor Manager LLC Agreement”), Endeavor Manager may make non-pro rata distributions in cash to us using the proceeds it receives from any such tax distributions by Endeavor Operating Company. As a result of (i) potential differences in the amount of net taxable income indirectly allocable to us and to Endeavor Operating Company’s other equityholders, (ii) the lower tax rate applicable to corporations as opposed to individuals and (iii) the favorable tax benefits that we anticipate from (a) future redemptions or exchanges of Endeavor Operating Company Units (and paired shares of Class D common stock), in exchange for shares of Class B common stock, or, at our election, cash, (b) payments under the tax receivable agreements and (c) future deductions attributable to the acquisition of interests in Endeavor Operating Company from its equityholders (other than Endeavor Group Holdings and Endeavor Manager), we expect that these tax distributions may be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the tax receivable agreements and the payment of other expenses.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for Endeavor Operating Company Units or Endeavor Manager Units and corresponding shares of common stock will be made as a result of any cash distribution by us or any retention of cash by us.

We are controlled by Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders, whose interests in our business may be different than yours, and our board of directors has delegated significant authority to an Executive Committee and to Messrs. Emanuel and Whitesell.

Based on an assumed initial public offering price of $                per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders will, as a group, control approximately                % of the combined voting power of our common stock (or                % if the underwriters exercise their option to purchase additional shares in full) after the completion of this offering and the application of the net proceeds from this offering as a result of their ownership of shares of our Class B common stock and our Class D common stock, each share of which is entitled to        votes on all matters submitted to a vote of our stockholders.

Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders will collectively have the ability to substantially control our Company, including the ability to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders, even if such events are in the best interests of minority stockholders. This concentration of voting power with Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders may have a negative impact on the price of our Class A common stock. In addition, because shares of our Class B common stock and Class D common stock each have              votes per share on matters submitted to a vote of our stockholders, Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders will be able to control our Company as long as they own Class B common stock and Class D common stock representing more than a majority of the total voting power of our issued and outstanding common stock, voting together as a single class.

Additionally, our board of directors will delegate significant authority to an Executive Committee of the board of directors. The Executive Committee will have the authority to approve any actions of the Company, except for matters delegated to the Audit Committee of the board and as required under Delaware law, SEC rules and the rules of the Exchange. The Executive Committee will consist of Messrs. Emanuel and Whitesell and two directors nominated to our board of directors by the Silver Lake Equityholders. The Executive Committee will further delegate to Messrs. Emanuel and Whitesell the authority to manage the business of the Company with power and authority to approve any actions of the Company, except for certain specified actions that require the approval of the Executive Committee and as required under Delaware law, SEC rules and the rules of the Exchange. See “Management—Board Structure”.

Messrs. Emanuel’s and Whitesell’s, Executive Holdco’s and the Silver Lake Equityholders’ interests may not be fully aligned with yours, which could lead to actions that are not in your best interest. Because Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders hold part of their economic interest in our business through Endeavor Operating Company, rather than through the public company, they may have conflicting interests with holders of shares of our Class A common stock. For example, Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders may have different tax positions from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, and whether and when we should undergo certain changes of control within the meaning of the tax receivable agreements or terminate the tax receivable agreements. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.” Messrs. Emanuel’s and Whitesell’s, Executive Holdco’s and the Silver Lake Equityholders’ significant

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

Section 203 of the Delaware General Corporation Law (the “DGCL”) may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, except that they provide that Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders and their respective affiliates and transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Our amended certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply against Messrs. Emanuel and Whitesell, Executive Holdco, the Silver Lake Equityholders, any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers. To the extent that Messrs. Emanuel and Whitesell, Executive Holdco, the Silver Lake Equityholders, our non-employee directors or any of their respective affiliates invest in other businesses, they may have differing interests than our other stockholders.

For additional information regarding the share ownership of, and our relationship with, the Silver Lake Equityholders, you should read the information under the headings “Principal Stockholders” and “Certain Relationships and Related Party Transactions.”

We cannot predict the impact our capital structure and the concentrated control by Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders may have on our stock price or our business.

We cannot predict whether our multiple share class capital structure, combined with the concentrated control by Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders, will result in a lower trading price or greater fluctuations in the trading price of our Class A common stock, or will result in adverse publicity or other adverse consequences. In addition, some indexes are considering whether to exclude companies with multiple share classes from their membership. For example, in July 2017, FTSE Russell, a provider of widely followed stock indexes, stated that it plans to require new constituents of its indexes to have at least five percent of their voting rights in the hands of public stockholders. In addition, in July 2017, S&P Dow Jones, another provider of widely followed stock indexes, stated that companies with multiple share classes will not be eligible for certain of their indexes. As a result, our Class A common stock will likely not be eligible for these stock indexes. We cannot assure you that other stock indexes will not take a similar approach to FTSE Russell or S&P Dow Jones in the future. Exclusion from indexes could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

Our control of UFC is subject to certain consent rights held by other equityholders of UFC, whose interests in UFC may be different than ours and yours, and the terms of the preferred units issued as partial financing for the UFC Acquisition contain negative covenants that may limit our ability to pursue our business strategies with respect to UFC.

The Second Amended and Restated Limited Liability Company Agreement of UFC Parent, dated as of August 18, 2016 (the “UFC LLC Agreement”), which governs the ownership of UFC, contains certain rights

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

designed to protect Silver Lake Partners and KKR from a substantial change in operations that are outside the ordinary course of business. These rights include:

•	the right to consent to UFC’s incurrence of indebtedness in excess of $50 million in a single transaction or in excess of $150 million over three years;

•

issuance of equity securities, redemptions or repurchases of equity securities, liquidation or dissolution, distributions in respect of membership interests, acquisitions or sales of any business for consideration in excess of $50 million in a single transaction or in excess of $150 million over three years;

•

incurrence of operating expenses or capital expenditures in a fiscal year in excess of 132.5% and 150%, respectively, of the amount of operating expenses or capital expenditures incurred in the preceding fiscal year;

•	settlement of any suit, action or legal proceeding requiring payments in excess of $20 million or imposing a material limitation or obligation on UFC; and

•	any related party transaction and any material changes to the nature of the business, taken as a whole.

While not participatory in nature, these rights held by the other owners of UFC limit our ability to make unilateral decisions about the management and operation of UFC without the approval of its other owners, whose interests may not be fully aligned with ours and yours, which could lead to actions that are not in our and your best interest.

In addition, the UFC LLC Agreement also contains provisions relating to an initial public offering of UFC, which provide that (i) prior to February 18, 2019, an initial public offering of UFC may be requested or approved by at least one director designated by each of us, Silver Lake Partners and KKR, (ii) after February 18, 2019 but prior to August 18, 2021, an initial public offering of UFC may be requested or approved by at least one director designated by each of us, Silver Lake Partners and KKR, provided that a request or approval by any two of the directors designated by each of us, Silver Lake Partners and KKR is required if the valuation in the offering achieves a specified valuation, and (iii) after August 18, 2021, any of us, Silver Lake Partners or KKR, subject to certain ownership requirements, may exercise a demand right with respect to an initial public offering without approval by us or our director designees. Any initial public offering undertaken pursuant to the UFC LLC Agreement must be completed in accordance with the agreement and could be dilutive to our ownership position in UFC. The demand rights granted pursuant to the UFC LLC Agreement may require UFC to undertake an initial public offering at a time or on terms that are not in your best interests, and such a transaction could adversely affect the value of our investment in UFC.

The terms of the preferred units issued by UFC to affiliates of MSD Capital, L.P. as partial financing for the UFC Acquisition limit, among other things, UFC’s ability to issue dividends, repurchase or redeem equity, make certain restricted payments, issue preferred equity, incur indebtedness and enter into affiliate transactions. The terms of such preferred units also contain certain events of default. Our ability to comply with these covenants is subject to certain events outside of our control. If we are unable to comply with these covenants, the holders of such preferred units could elect to increase the applicable distribution rate on such preferred units.

We have a substantial amount of indebtedness, which could adversely affect our business.

As of December 31, 2018, after giving effect to the reorganization transactions, this offering and the application of the net proceeds from this offering, we had, on a pro forma basis, an aggregate of $                million outstanding indebtedness under our Senior Credit Facilities, with the ability to borrow up to $                million more under revolving credit facilities under our Senior Credit Facilities.

If we cannot generate sufficient cash flow from operations to service this debt, we may need to refinance this debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

This substantial amount of indebtedness could:

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures or other purposes;

•	require us to refinance in order to accommodate the maturity of our 2014 Credit Facilities in 2023 and our UFC Credit Facilities in 2024;

•	increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have proportionately less indebtedness;

•	increase our cost of borrowing and cause us to incur substantial fees from time to time in connection with debt amendments or refinancings; and

•

limit our ability to obtain necessary additional financing for working capital, capital expenditures or other purposes in the future, plan for or react to changes in our business and the industries in which we operate, make future acquisitions or pursue other business opportunities and react in an extended economic downturn.

Despite this substantial indebtedness, we may still be able to incur significantly more debt. The incurrence of additional debt could increase the risks associated with this substantial leverage, including our ability to service this indebtedness. In addition, because borrowings under our credit facilities bear interest at a variable rate, our interest expense could increase, exacerbating these risks. For instance, assuming an aggregate principal balance of $                  million outstanding under the Senior Credit Facilities, which was the amount outstanding on a pro forma basis as of December 31, 2018, a 1% increase in the interest rate charged on this debt would increase our annual interest expense by $                 .

Restrictive covenants in the Senior Credit Facilities may restrict our ability to pursue our business strategies.

The credit agreements governing the terms of the Senior Credit Facilities restrict, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness, loans and investments, liens and affiliate transactions. The Senior Credit Facilities also contain customary events of default, including a change in control. These covenants, among other things, limit our ability to fund future working capital needs and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully. Such covenants could limit the flexibility of our subsidiaries in planning for, or reacting to, changes in the entertainment and sports industry. Our ability to comply with these covenants is subject to certain events outside of our control. If we are unable to comply with these covenants, the lenders under the Senior Credit Facilities could terminate their commitments and accelerate repayment of our outstanding borrowings, which also may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. If such an acceleration were to occur, we may be unable to obtain adequate refinancing for our outstanding borrowings on favorable terms, or at all. We have pledged a significant portion of our assets as collateral under our Senior Credit Facilities. If we are unable to repay our outstanding borrowings when due, the lenders under the Senior Credit Facilities will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them, which may have an adverse effect on our business, financial condition and operating results.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

Our ability to make payments on, or to refinance our respective obligations under, our indebtedness will depend on future operating performance and on economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond our control. Additionally, the terms of the UFC Credit Facilities and the preferred units issued by UFC Parent restrict the ability of our UFC subsidiaries to make dividends to us,

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

which may limit us from using funds from our UFC subsidiaries to make payments on our indebtedness under the 2014 Credit Facilities. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our respective obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness, we must continue to execute our business strategy. If we are unable to do so, we may need to refinance all or a portion of our indebtedness on or before maturity.

We will be exempt from certain corporate governance requirements since we will be a “controlled company” within the meaning of the Exchange rules, and as a result our stockholders will not have the protections afforded by these corporate governance requirements.

Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders will control, as a group, more than 50% of our combined voting power upon the completion of this offering. As a result, we will be considered a “controlled company” for the purposes of the Exchange rules and corporate governance standards, and therefore we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the Exchange, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. Accordingly, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of the Exchange, and the ability of our independent directors to influence our business policies and affairs may be reduced. We expect to remain a controlled company until Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders no longer control, as a group, more than 50% of our combined voting power. Each member of our control group holds Class B common stock and/or Class D common stock, each of which has a         -vote per share feature. See “Management—Controlled Company.” The shares of Class B common and Class D common stock held by our control group will convert upon transfer (subject to certain exceptions) and will convert in their entirety into shares of our Class A common stock or Class C common stock, respectively, upon the earlier of (i) the date on which neither Messrs. Emanuel nor Whitesell is employed as our Chief Executive Officer or Executive Chairman and (ii) the date on which neither Messrs. Emanuel nor Whitesell own shares of our common stock representing, and/or own securities representing the right to own (including Endeavor Profits Units), at least             % of the shares of our common stock and securities representing the right to own shares of our common stock owned by Messrs. Emanuel and Whitesell, respectively, as of the completion of this offering.

We will be required to pay certain of our pre-IPO investors for certain tax benefits we may claim in the future, and the amounts we may pay could be significant.

In connection with the reorganization transactions, we will acquire existing equity interests in Endeavor Operating Company from certain of our pre-IPO investors in the mergers described in “Organizational Structure” in exchange for the issuance of shares of our Class B common stock or Class A common stock, as applicable, and rights to receive payments under tax receivable agreements. As a result of these acquisitions, we will receive the benefit of tax attributes (including tax basis) previously held by these pre-IPO investors. In addition, future redemptions or exchanges of Endeavor Operating Company Units from members of Endeavor Operating Company (other than Endeavor Manager) in exchange for shares of our Class A common stock or Class B common stock, as applicable, or cash are expected to produce favorable tax attributes that would not be available to us in the absence of those transactions.

We intend to enter into tax receivable agreements with the Post-IPO TRA Holders that will provide for the payment by us to the Post-IPO TRA Holders (or their transferees of Endeavor Operating Company Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize (determined by using an assumed combined state and local income tax rate) as a result of (i) any tax basis in Endeavor Operating Company’s assets resulting from (a) the acquisition of equity interests in

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Endeavor Operating Company from certain of our pre-IPO investors in the mergers described in “Organizational Structure”, (b) future redemptions or exchanges by us of Endeavor Operating Company Units from members of Endeavor Operating Company (other than Endeavor Manager) in exchange for shares of our Class A common stock or Class B common stock, as applicable, or cash or (c) payments made under the tax receivable agreements, (ii) any net operating losses available to us as a result of the mergers described above, (iii) any existing tax basis associated with Endeavor Operating Company Units the benefit of which is allocable to us as a result of the exchanges of such Endeavor Operating Company Units for shares of our Class B common stock and (iv) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

The actual increase in tax basis, as well as the amount and timing of any payments under these tax receivable agreements, will vary depending upon a number of factors, including, among others, the timing of exchanges by members of Endeavor Operating Company, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

Future payments under the tax receivable agreements in respect of subsequent exchanges are expected to be substantial. The payments under the tax receivable agreements are not conditioned upon any Post-IPO TRA Holder’s continued ownership of us.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (the “IRS”) to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Post-IPO TRA Holders (or their transferees or other assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to any Post-IPO TRA Holder (or such holder’s transferees or assignees) will be netted against future payments that would otherwise be made under the tax receivable agreement with such Post-IPO TRA Holder, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Post-IPO TRA Holders under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreements provide that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the benefits arising from the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under a tax receivable agreement that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

In addition, the tax receivable agreements will provide that in the case of a change in control of the Company, the Post-IPO TRA Holders will have the option to terminate their applicable tax receivable agreement, and we will be required to make a payment to such electing party in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of             % or LIBOR plus              basis points, which may differ from our, or a potential acquirer’s, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the tax receivable agreements may result in situations where the Post-IPO TRA Holders have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreements that are substantial and in excess of our, or a potential acquirer’s, actual cash savings in income tax.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreements is dependent on the ability of our subsidiaries to make distributions to us. The Senior Credit Facilities restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreements. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks Related to this Offering and Our Class A Common Stock

No public market currently exists for our Class A common stock, and there can be no assurance that an active public market for our Class A common stock will develop.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our Class A common stock after this offering. If you purchase shares of our Class A common stock, you may not be able to resell those shares of Class A common stock at or above the initial public offering price. We cannot predict the extent to which investor interest in our Class A common stock will lead to the development of an active trading market on the Exchange or otherwise or how liquid that market might become. If an active public market for our Class A common stock does not develop, or is not sustained, it may be difficult for you to sell your Class A common stock at a price that is attractive to you or at all.

Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress the price of our Class A common stock.

Additional sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that such sales may occur, could have an adverse effect on our stock price and could impair our ability to raise capital through the sale of additional stock. Upon the completion of this offering, we will have                shares of Class A common stock issued and outstanding (or                shares of Class A common stock if the underwriters exercise their option to purchase additional shares) based on an assumed initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). In addition,                shares of Class A common stock may be issued upon the exercise of the exchange and conversion rights of our pre-IPO equityholders described elsewhere in this prospectus. The Class A common stock offered hereby will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any Class A common stock that may be held or acquired by our directors, executive officers and other affiliates (as that term is defined in the Securities Act), which will be restricted securities under the Securities Act. The shares of Class A common stock not being offered hereby or issuable as described above will be restricted securities. Restricted securities may not be sold in the public market unless they are registered under the Securities Act or an exemption from registration is available.

Under the Registration Rights Agreement described under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” our equityholders immediately following the completion of the reorganization transactions but prior to the completion of this offering, including Executive Holdco and the Silver Lake Equityholders (our “Principal Stockholders”), will have demand and piggyback rights that will require us to file registration statements registering their Class A common stock (including shares of Class A common stock issuable upon the exercise by members of Endeavor Operating Company (other than Endeavor Manager) or members of Endeavor Manager (other than us) of their exchange and conversion rights described elsewhere in this prospectus) or to include sales of such Class A common stock in registration statements that we may file for ourselves or other stockholders. Any shares of Class A common stock sold under these registration statements will be freely tradable in the public market. In the event that such registration rights are exercised and a large number of Class A common stock is sold in the public market, such sales could reduce the trading price of

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

our Class A common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (except that selling stockholders will be responsible for their own fees and expenses of counsel and financial advisors, their internal administrative and similar costs and their pro rata shares of underwriters’ commissions and discounts). See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We and each of our executive officers and directors, Executive Holdco, the Silver Lake Equityholders and certain of our other existing equityholders have agreed with the underwriters that for a period of 180 days after the date of this prospectus, we and they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our Class A common stock, or any options or warrants to purchase any of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock, subject to specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the Class A common stock from the restrictions in any such agreement. See “Underwriting” for more information. After the lock-up agreements expire, up to an additional                 shares of Class A common stock (including shares of Class A common stock issuable upon the exercise by members of Endeavor Operating Company (other than Endeavor Manager) or Endeavor Manager (other than us) of their exchange and conversion rights described elsewhere in this prospectus) may be sold by these equityholders in the public market either in a registered offering or pursuant to an exemption from registration, such as Rule 144 promulgated under the Securities Act (“Rule 144”). Of these shares,                 shares may be immediately sold under Rule 144 subject to the volume, manner of sale and other restrictions of such rule. See “Shares Available for Future Sale” for a more detailed description of the restrictions on selling Class A common stock after this offering.

In addition, subject to certain restrictions, the holders of                  Endeavor Profits Units, which have a weighted-average per unit hurdle price of $         per Endeavor Profits Unit, will be able to exchange their Endeavor Profits Units into Endeavor Operating Company Units and paired shares of our Class D common stock, as described in “Organizational Structure.” These holders may subsequently acquire shares of Class A common stock upon the exercise of their exchange and conversion rights.

The price of our Class A common stock may be volatile, and you may be unable to resell your Class A common stock at or above the initial public offering price or at all.

After this offering, the market price for our Class A common stock is likely to be volatile, in part because our Class A common stock has not previously been traded publicly. In addition, the market price for our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	entertainment and sports trends and changes in consumer preferences;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer and advertising marketplaces;

•	changes in key personnel;

•	our entry into new markets;

•	changes in our operating performance;

•	investors’ perceptions of our prospects and the prospects of the businesses in which we participate;

•	fluctuations in quarterly revenue and operating results, as well as differences between our actual financial and operating results and those expected by investors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

•	guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;

•

changes in financial estimates or ratings by any securities analysts who follow our Class A common stock, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our Class A common stock;

•	the development and sustainability of an active trading market for our Class A common stock;

•	investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

•	the inclusion, exclusion, or deletion of our Class A stock from any trading indices;

•	future sales of our Class A common stock by our officers, directors and significant stockholders;

•	other events or factors, including those resulting from system failures and disruptions, hurricanes, wars, acts of terrorism, other natural disasters or responses to such events;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

•	changes in accounting principles.

These and other factors may lower the market price of our Class A common stock, regardless of our actual operating performance. As a result, our Class A common stock may trade at prices significantly below the initial public offering price.

In addition, the stock markets, including the Exchange, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock.

Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in net tangible book value per share to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. After giving effect to the reorganization transactions, the estimated impact of the tax receivable agreements, this offering and the application of the net proceeds from this offering, on a fully exchanged and converted basis, our pro forma net tangible book value would have been approximately $                million, or $                per share, representing an immediate increase in net tangible book value of $                per share to existing equityholders and an immediate dilution in net tangible book value of $                per share to new investors in this offering. For a further description of the dilution that you will experience immediately after the closing of this offering, see “Dilution.”

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all of our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future following the completion of this offering. The declaration and payment of future dividends to holders of our Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, tax obligations, restrictions in the debt instruments of our subsidiaries, including the Senior Credit Facilities, and other factors deemed relevant by our board of directors. See “Management’s

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Discussion and Analysis of Financial Condition and Results of Operations—Debt Facilities” for more information on the restrictions the Senior Credit Facilities impose on our ability to declare and pay cash dividends. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur.

We will have broad discretion in the use of the net proceeds from this offering.

Our management will have broad discretion in the application of a portion of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess how a portion of the net proceeds are being used. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply the net proceeds from this offering in ways that ultimately increase the value of your investment. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year, include a management report assessing the effectiveness of our internal control over financial reporting, and include a report issued by our independent registered public accounting firm on that assessment, in each case beginning with our Annual Report on Form 10-K for the year ending December 31, 2020. We may identify weaknesses or deficiencies that we may be unable to remedy before the requisite deadline for those reports. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. We expect these systems and controls to involve significant expenditures and to become increasingly complex as our business grows. To effectively manage this complexity, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations or result in material misstatements in our financial statements, which could adversely affect our business and reduce our stock price.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our Class A common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline. In addition, if our operating results fail to meet the expectations of securities analysts, our stock price would likely decline.

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Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.

Our certificate of incorporation and by-laws will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following, some of which may only become effective upon the earlier of (i) the date on which neither Messrs. Emanuel nor Whitesell is employed as our Chief Executive Officer or Executive Chairman and (ii) the date on which neither Messrs. Emanuel nor Whitesell own shares of our common stock representing, or own securities representing the right to own (including Endeavor Profits Units), at least       % of the shares of our common stock and securities representing the right to own shares of our common stock owned by Messrs. Emanuel and Whitesell, respectively, as of the completion of this offering (the “Triggering Event”):

•	the vote per share feature of our Class B common stock and Class D common stock;

•	the fact that our Class B common stock and Class D common stock each retains its vote per share feature until a Triggering Event occurs;

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

•	advance notice requirements for stockholder proposals and director nominations;

•

after the Triggering Event, provisions limiting stockholders’ ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent;

•

after the Triggering Event, in certain cases, the approval of holders representing at least 66 2/3% of the total voting power of the shares entitled to vote generally on the making, alteration, amendment or repeal of our certificate of incorporation or by-laws will be required to adopt, amend or repeal our by-laws, or amend or repeal certain provisions of our certificate of incorporation;

•

after the Triggering Event, the required approval of holders representing at least 66 2/3% of the total voting power of the shares entitled to vote at an election of the directors to remove directors, which removal may only be for cause; and

•

the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

These provisions of our certificate of incorporation and by-laws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock. For more information, see “Description of Capital Stock.”

The provision of our certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated

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certificate of incorporation or our by-laws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware, unless we consent in writing to the selection of an alternative forum. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

We have historically operated as a privately owned company, and we have incurred, and expect to in the future incur, significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors’ fees, directors and officers insurance, investor relations and various other costs. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Sarbanes-Oxley and the Dodd–Frank Wall Street Reform and Consumer Protection Act, 2010, as well as rules implemented by the Securities and Exchange Commission (the “SEC”) and                 . Compliance with these rules and regulations will make some activities more difficult, time-consuming, or costly, and increase demand, and as a result may place a strain, on our systems and resources. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, which could have an adverse effect on our business, financial condition and results of operations.

In making your investment decision, you should understand that we have not authorized any other party to provide you with information concerning this initial public offering or us.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers or employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers, or our employees. We have not authorized any other party to provide you with information concerning this initial public offering or us.

Risks Related to Tax Matters

Tax matters may cause significant variability in our financial results.

Our businesses are subject to income taxation in the United States, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, but not limited to, projected

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levels of taxable income, pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates, increases or decreases to valuation allowances recorded against deferred tax assets, tax audits conducted and settled by various tax authorities, adjustments to income taxes upon finalization of income tax returns, the ability to claim foreign tax credits, and changes in tax laws and their interpretations in countries in which we are subject to taxation.

On December 22, 2017, tax reform legislation known as the Tax Cuts and Jobs Act (the “U.S. Tax Reform Act”) was enacted in the United States. The U.S. Tax Reform Act introduces significant changes to U.S. federal income tax law that will have a meaningful impact on our financial position and effective tax rate. Accounting for the income tax effects of the U.S. Tax Reform Act requires complex new calculations to be performed and significant judgments in interpreting the legislation. Additional guidance may be issued on how the provisions of the U.S. Tax Reform Act will be applied or otherwise administered that is different from our interpretation. Due to the timing of enactment and the complexity in determining the income tax effects of the U.S. Tax Reform Act, we made reasonable estimates of the effects and recorded provisional amounts in our financial statements for the year ended December 31, 2017. We may make adjustments to the provisional amounts as we collect and prepare the data necessary to finalize our calculations, interpret the U.S. Tax Reform Act and any additional guidance issued, and consider the effects of any additional actions we may take as a result of the U.S. Tax Reform Act. These adjustments could adversely affect our financial position and results of operations as well as our effective tax rate in the period in which these adjustments are made. We are still assessing the impact of the U.S. Tax Reform Act and there can be no assurances that it will have a favorable impact. In addition, any future federal or state law tax changes, whether arising from actual or perceived loss of tax revenue to the taxing authority due to the U.S. Tax Reform Act or otherwise, could have an adverse effect on our business, financial condition and results of operations.

We may be required to pay additional taxes as a result of the new partnership audit rules.

The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships, including entities such as Endeavor Operating Company that are taxed as partnerships. Under these rules (which generally are effective for taxable years beginning after December 31, 2017), subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder’s share thereof) is determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. Although it is uncertain how these rules will be implemented, it is possible that they could result in Endeavor Operating Company being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as an indirect member of Endeavor Operating Company, could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.

Under certain circumstances, Endeavor Operating Company may be eligible to make an election to cause holders of Endeavor Operating Company Units to take into account the amount of any understatement, including any interest and penalties, in accordance with such holders’ interest in Endeavor Operating Company in the year under audit. We will decide whether to cause Endeavor Operating Company to make this election in our sole discretion. If Endeavor Operating Company does not make this election, the then-current holders of Endeavor Operating Company Units (including Endeavor Group Holdings as an indirect member of Endeavor Operating Company) would economically bear the burden of the understatement even if such holders had a different percentage interest in Endeavor Operating Company during the year under audit, unless, and only to the extent, Endeavor Operating Company is able to recover such amounts from current or former impacted holders of Endeavor Operating Company.

The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the U.S. Department of the Treasury.

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Tax Classification of Endeavor Operating Company

We intend that Endeavor Operating Company has been and will continue to be treated as a partnership for federal and, if applicable, state or local income tax purposes and not as an association taxable as a corporation. However, if any taxing authority were to successfully assert otherwise, the tax consequences resulting therefrom would be materially different than those described elsewhere in this prospectus.

We may be required to fund withholding tax upon certain exchanges of Endeavor Operating Company Units into shares of our common stock by non-U.S. holders

In the event of a transfer by a non-U.S. transferor of an interest in a partnership that is engaged in a U.S. trade or business, the transferee generally must withhold tax in an amount equal to ten percent of the amount realized (as determined for U.S. federal income tax purposes) by the transferor on such transfer. After the reorganization transactions, holders of Endeavor Operating Company Units are expected to include non-U.S. holders who will enter into the Exchange Agreement with us pursuant to which their Endeavor Operating Company Units may be redeemed or exchanged for shares of our Class B common stock or, at our election, cash. It is expected that we will have to withhold ten percent of the amount realized (as determined for U.S. federal income tax purposes) by the non-U.S. holders in respect of these transactions. We may not have sufficient cash to satisfy such withholding obligation, and, we may be required to incur additional indebtedness or sell shares of our Class A common stock in the open market to raise additional cash in order to satisfy our withholding tax obligations.

Future changes to U.S. and foreign tax laws could adversely affect us.

The Group of Twenty (“the G20”), the Organization for Economic Co-operation and Development (“the OECD”), the U.S. Congress and Treasury Department and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations, including, but not limited to, transfer pricing, country-by-country reporting and base erosion. As a result, the tax laws in the United States and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on our worldwide tax liabilities, business, financial condition and results of operations.

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FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You should not place undue reliance on forward-looking statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project” or, in each case, their negative, or other variations or comparable terminology and expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this prospectus are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	our need to anticipate and address changes in public and consumer tastes and preferences and industry trends;

•	the effect of factors beyond our control, such as adverse economic conditions, on our operations;

•	our ability to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies;

•	our reliance on our professional reputation and brand name;

•	our dependence on the relationships of our management, agents and other key personnel with clients across many content categories;

•	our ability to identify, sign and retain clients;

•	our ability to identify, recruit and retain qualified and experienced agents and managers;

•	our ability to represent clients and also develop and sell content, which may create a conflict of interest;

•	our ability to avoid or manage conflicts of interest arising from our client and business relationships;

•	the loss or diminished performance of members of our executive management and other key employees;

•	our dependence on key relationships with television and cable networks, satellite providers, digital streaming partners, corporate sponsors and other distribution partners;

•	our ability to effectively manage the integration of the businesses acquired in our recent transactions; our operations at our current size; and any future growth;

•	the conduct of our operations through joint ventures and other investments with third parties;

•	immigration restrictions and related factors;

•	failure in technology, including at live events, or security breaches of our information systems;

•	the unauthorized disclosure of sensitive or confidential client or customer information;

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•

our ability to protect our trademarks and other intellectual property rights, including our brand image and reputation, and the possibility that others may allege that we infringe upon their intellectual property rights;

•	the risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to both domestic and to international markets;

•	fluctuations in foreign currency exchange rates;

•	litigation and other proceedings to the extent uninsured or underinsured;

•	our compliance with certain franchise and licensing requirements of unions and guilds and dependence on unionized labor;

•	our substantial indebtedness and our ability to maintain compliance with restrictive covenants in the documents governing such indebtedness; and

•	the future trading prices of our Class A common stock and the impact of securities analysts’ reports on these prices.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this prospectus. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

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ORGANIZATIONAL STRUCTURE

This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. The Up-C structure provides tax benefits and associated cash flow to both the issuer corporation and the existing owners of the partnership or limited liability company in the initial public offering.

Structure Prior to the Reorganization Transactions

We currently conduct our business through Endeavor Operating Company and its subsidiaries. Prior to the consummation of the reorganization transactions described below and this offering, all of Endeavor Operating Company’s outstanding equity interests, including its Class A common units, profits units and investment incentive units, are owned by the following persons:

•

WME Holdco, LLC, which we refer to as “WME Holdco,” and certain other management holding companies, which we refer to collectively as the “Management Holdcos.” Each of the Management Holdco’s equityholders include current and former senior officers, employees or other service providers of Endeavor Operating Company and its subsidiaries and certain other investors;

•	certain entities that are affiliates of Silver Lake Partners;

•	certain other institutional pre-IPO investors; and

•	certain other persons, including senior officers and advisers of Endeavor Operating Company and its subsidiaries.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

The following diagram depicts Endeavor Operating Company’s organizational structure prior to the reorganization transactions. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within Endeavor Operating Company’s organizational structure.

Class A Common Units

Prior to the commencement of the reorganization transactions, the Class A common units are owned as follows:

•	WME Holdco and the other Management Holdcos collectively own Class A common units;

•	certain affiliates of Silver Lake Partners own Class A common units;

•	certain pre-IPO investors own Class A common units; and

•	certain other persons, including advisers of Endeavor Operating Company and its subsidiaries, own Class A common units in the aggregate.

Endeavor Operating Company’s existing Class A common units are entitled to participate pro rata in residual distributions by Endeavor Operating Company, subject to certain preferences.

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Profits Units

Prior to the commencement of the reorganization transactions, Endeavor Operating Company also has 341,296,959 limited liability company interests outstanding in the form of profits units, which are entitled to participate pro rata in a sale or other specified capital transactions subject to certain preferences and their respective hurdle amounts or, in certain cases, distributions of operating cash flow from Endeavor Operating Company. Certain profits units are designated as “catch-up” units and are entitled to receive a preference on distributions once the distribution threshold applicable to such units has been met.

The profits units were issued directly to, and are currently held by:

•	the Management Holdcos, on behalf of certain members of the management of Endeavor Operating Company to whom the Management Holdcos, in turn, issued corresponding management units; and

•	certain senior officers of Endeavor Operating Company.

Certain of the profits units (and the corresponding management units) vest over specified time periods, subject to the continued service of the applicable employee on each annual vesting date and, in certain cases, acceleration upon an initial public offering. Certain of the profits units (and the corresponding management units) are subject to performance-based vesting based on achievement of certain performance targets.

Certain of the profits units (and the corresponding management units) are subject to forfeiture and repurchase provisions upon certain termination events. If any management units of the Management Holdcos are forfeited for any reason, then the corresponding profits units of Endeavor Operating Company held by the Management Holdcos will also be forfeited for no consideration. Each of the Management Holdcos has the right to repurchase vested management units from management members upon a termination of employment for fair market value, subject to a discount under certain circumstances. If any of the Management Holdcos exercises its right to repurchase vested management units from a management member, then it will exercise its corresponding right to require Endeavor Operating Company to repurchase all or a portion of the profits units that correspond to the repurchased management units. Endeavor Operating Company will pay the repurchase price for the profits units that correspond to the repurchased management units, and, in turn, each of the Management Holdcos will pay such repurchase price to the management member in exchange for his or her vested management units. If the repurchase price of the management units is less than fair market value, then the repurchase price for the corresponding profits units of Endeavor Operating Company will be reduced accordingly.

Investment Incentive Units

Prior to the commencement of the reorganization transactions, Endeavor Operating Company also had 100 limited liability company interests outstanding in the form of investment incentive units, all held by WME Holdco, which represent the right to receive, upon dispositions of certain specified investments, a non-pro rata priority distribution equal to 5% of the gain, if any, realized by Endeavor Operating Company on such specified investments.

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Reorganization Transactions

Prior to the closing of this offering, we intend to complete an internal reorganization through a series of transactions, which we refer to as the “reorganization transactions.” In connection with the reorganization transactions:

General

•	we will amend and restate our certificate of incorporation and will be authorized to issue five classes of common stock, which are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock		Yes
Class C common stock	1	No
Class D common stock		No
Class E common stock	None	Yes

Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. Endeavor Group Holdings will issue shares of our Class A common stock to the investors in this offering. Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively. No shares of our Class E common stock will be outstanding upon the closing of this offering. We do not intend to list our Class B common stock, Class C common stock or Class D common stock on any stock exchange;

•

a newly formed subsidiary of Endeavor Group Holdings, Endeavor Manager, will become the sole managing member of Endeavor Operating Company, and Endeavor Group Holdings will become the sole managing member of Endeavor Manager. Endeavor Manager will elect to be treated as a corporation for U.S. federal income tax purposes effective upon its date of formation;

•

all of the existing equity interests in Endeavor Operating Company (other than certain profits units, which will remain outstanding after this offering) will be reclassified into Endeavor Operating Company’s non-voting common interest units, which we refer to as “Endeavor Operating Company Units.” The number of Endeavor Operating Company Units to be issued to each member of Endeavor Operating Company will be determined based on a hypothetical liquidation of Endeavor Operating Company using the initial public offering price per share of our Class A common stock in this offering;

•

the profits units of Endeavor Operating Company that will remain outstanding following this offering, which we refer to as “Endeavor Profits Units”, will be economically equivalent to stock options. Each Endeavor Profits Unit has a per unit hurdle price, which is similar to the exercise price of a stock option. Endeavor Profits Units will remain outstanding after this offering with a weighted-average hurdle price of $                per Endeavor Profits Unit. The vesting terms of Endeavor Profits Units will remain unchanged. Certain Management Holdcos will hold the Endeavor Profits Units on behalf of certain members of management of Endeavor Operating Company, who hold corresponding management units of such Management Holdcos, and other Endeavor Profits Units will be held directly by certain senior officers of Endeavor Operating Company;

Pre-IPO Investors Mergers

•

certain affiliates of Silver Lake Partners and certain other of our pre-IPO investors will each simultaneously merge with and into Endeavor Group Holdings in a series of mergers, whereby we will acquire the existing equity interests in Endeavor Operating Company held by them. As consideration for the mergers, we will issue to certain affiliates of such investors either shares of our Class B common stock or Class A common stock and rights to receive payments under tax receivable agreements described below. The number of shares of Class B common stock or Class A common

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stock to be issued in the mergers will be based on the value of the existing equity interests in Endeavor Operating Company that we acquire in the mergers, which will be determined based on a hypothetical liquidation of Endeavor Operating Company using the initial public offering price per share of our Class A common stock in this offering; and

•

we will contribute the existing equity interests in Endeavor Operating Company that we acquire in the mergers to Endeavor Manager in exchange for an equal number of common interest units in Endeavor Manager, which we refer to as “Endeavor Manager Units”;

Management Holdcos Restructuring

•

certain of the Management Holdcos will distribute a portion of its Endeavor Operating Company Units to certain senior executives of Endeavor Operating Company in liquidation of such senior executives’ interests in such Management Holdcos;

•

such senior executives will contribute all or a portion of their Endeavor Operating Company Units to Executive Holdco in exchange for interests in Executive Holdco. Executive Holdco will be managed by an executive committee composed of Messrs. Emanuel and Whitesell, and its equityholders will consist only of such senior executives;

•

certain of the Management Holdcos will then merge with and into Endeavor Manager, whereby Endeavor Manager will acquire the Endeavor Operating Company Units held by such Management Holdcos. As consideration for the mergers, Endeavor Manager will issue Endeavor Manager Units to the members of the Management Holdcos, and we will issue paired shares of our non-economic Class C common stock to such members;

•

the equity interests in Executive Holdco and Endeavor Manager held by the senior executives and other employees of Endeavor Operating Company and its subsidiaries will be subject to the same vesting provisions as the equity interests in the Management Holdcos previously held by them;

Issuances of Common Stock

•

the members of Endeavor Operating Company (other than Endeavor Manager) will subscribe for and purchase paired shares of our non-economic Class D common stock at a purchase price of $0.00001 per share and in an amount equal to the number of Endeavor Operating Company Units held by each such person;

Redemption and Exchange Rights

•

the members of Endeavor Operating Company (other than Endeavor Manager) will have the right from time to time to cause Endeavor Operating Company to redeem or exchange any or all of their Endeavor Operating Company Units (and paired shares of Class D common stock), in exchange for shares of our Class B common stock or, at our election, cash;

•

the members of Endeavor Manager (other than Endeavor Group Holdings) will have the right from time to time, subject to certain restrictions, to cause Endeavor Manager to redeem or exchange any or all their vested Endeavor Manager Units (and paired shares of Class C common stock), in exchange for shares of our Class A common stock or, at our election, cash;

•

from time to time, subject to certain restrictions, members of Executive Holdco desiring to transfer a portion of their vested interests in Executive Holdco can elect to (i) cause Executive Holdco to distribute to them a portion of the Endeavor Operating Company Units and corresponding shares of Class D common stock indirectly owned by such members in redemption of its corresponding interests in Executive Holdco and (ii) exercise their redemption and exchange rights as members of Endeavor Operating Company as described above;

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

•

from time to time, subject to certain restrictions, the senior officers that directly or indirectly hold Endeavor Profits Units will have the right to, if applicable, (i) cause the applicable Management Holdco to distribute to them any vested Endeavor Profits Units indirectly owned by them in redemption for their corresponding interests in such Management Holdco, (ii) cause Endeavor Operating Company to convert their vested Endeavor Profits Units into (1) a number of Endeavor Operating Company Units equal to (a) the product of (X) the number of vested Endeavor Profits Units to be converted with a given per unit hurdle price and (Y) then-current spread between the price of our Class A Common Stock and the per unit hurdle price of such Endeavor Profits Units divided by (b) the price of our Class A common stock and (2) a corresponding number of paired shares of our non-economic Class D common stock, and (iii) exercise their redemption and exchange rights as members of Endeavor Operating Company as described above; and

•

all holders of Endeavor Operating Company Units, Endeavor Manager Units and Endeavor Profits Units will be prohibited from exercising the redemption and exchange rights described above until at least the later of 180 days after the closing of this offering and the end of the 2019 calendar year.

This Offering and Our Post-IPO Structure

Based on an assumed initial public offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we estimate that the net proceeds from this offering will be $        million (or $        million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to contribute the net proceeds from this offering to Endeavor Manager in exchange for a number of Endeavor Manager Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering. Endeavor Manager would then, in turn, contribute such contribution amount to Endeavor Operating Company in exchange for an equal number of Endeavor Operating Company Units, and such contribution amount will be used by Endeavor Operating Company for repayment of debt, working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering for acquisitions of complementary businesses or other assets. We estimate that the offering expenses (other than the underwriting discounts) will be approximately $                 million. All of such offering expenses will be paid for or otherwise borne by Endeavor Operating Company. See “Use of Proceeds” for further details.

We are a holding company, and immediately after the consummation of the reorganization transactions and this offering our principal asset will be our indirect ownership interests in Endeavor Operating Company. The number of Endeavor Operating Company Units we will indirectly own at any time (reflecting the non-controlling interests in Endeavor Manager and Endeavor Operating Company) will equal the aggregate number of outstanding shares of our Class A common stock, Class B common stock and Class E common stock. The economic interest represented by each Endeavor Operating Company Unit that we indirectly own (reflecting the non-controlling interests in Endeavor Manager and Endeavor Operating Company) will correspond to one share of our Class A common stock, Class B common stock or Class E common stock. The total number of Endeavor Operating Company Units indirectly owned by us and other members of Endeavor Manager and Endeavor Operating Company at any given time will equal the sum of the outstanding shares of all classes of our common stock. Shares of our Class C common stock and Class D common stock cannot be transferred except in connection with a transfer or exchange of Endeavor Operating Company Units or Endeavor Manager Units or in a conversion of shares of our Class D common stock into shares of our Class C common stock.

Because we will have a controlling financial interest in Endeavor Manager, as its sole managing member, and Endeavor Operating Company, as its indirect sole managing member, we will consolidate the financial results of Endeavor Manager and Endeavor Operating Company. A portion of our net income (loss) will be allocated to the non-controlling interest to reflect (i) the entitlement of the members of Endeavor Operating Company (other than Endeavor Manager) to a portion of Endeavor Operating Company’s net income (loss) attributable to Endeavor Operating Company and (ii) the members of Endeavor Manager (other than Endeavor

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Group Holdings) to a portion of Endeavor Manager’s net income (loss). We will account for the reorganization transactions in a manner consistent with a common-control transaction and will initially measure the interests of the pre-IPO members of Endeavor Operating Company and the non-controlling members of Endeavor Manager in the assets and liabilities of Endeavor Operating Company at their carrying amounts as of the date of the completion of the reorganization transactions.

The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $                 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters’ option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organization:

(1)

Endeavor Operating Company owns 50.1% of UFC Parent’s common equity. Endeavor Operating Company has a controlling financial interest over the business and affairs of UFC Parent and as a result consolidates UFC Parent’s financial results from the date of the UFC Acquisition.

Effect of the Reorganization Transactions and this Offering

Upon completion of the reorganization transactions and this offering:

•

through Endeavor Manager, Endeavor Group Holdings will indirectly own an aggregate of                  Endeavor Operating Company Units acquired in the reorganization transactions and using the net proceeds of this offering as described below (or                 % of the outstanding Endeavor Operating Company Units);

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

•

investors in this offering will own an aggregate of                shares of our Class A common stock (or                shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full);

•	certain affiliates of our pre-IPO investors will own an aggregate of shares of our Class A common stock;

•	certain affiliates of our pre-IPO investors, including certain affiliates of Silver Lake Partners, will own an aggregate of shares of our Class B common stock;

•

our remaining pre-IPO investors, including certain affiliates of Silver Lake Partners, will own an aggregate of                  Endeavor Operating Company Units and                 paired shares of our non-economic Class D common stock;

•	Executive Holdco will own an aggregate of Endeavor Operating Company Units and paired shares of our non-economic Class D common stock;

•

the members of Endeavor Manager (other than us) will own, indirectly through Endeavor Manager, an aggregate of                  Endeavor Operating Company Units and, directly,                 paired shares of our non-economic Class C common stock; and

•

certain of the Management Holdcos controlled by Messrs. Emanuel and Whitesell and certain senior officers of Endeavor Operating Company will own 100% of the Endeavor Profits Units.                  Endeavor Profits Units will remain outstanding with a weighted-average per unit hurdle price of $                 per Endeavor Profits Unit. The Endeavor Profits Units will be exchangeable into Endeavor Operating Company Units and paired shares of our non-economic Class D common stock, as described above.

The combined voting power in Endeavor Group Holdings will be as follows:

•	% for investors in this offering (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

                 % for our pre-IPO investors and their affiliates, including all affiliates of Silver Lake Partners (or                  % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	% for Executive Holdco (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	% for the members of Endeavor Manager (other than us) (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

See “Certain Relationships and Related Party Transactions” and “Description of Capital Stock” for more information on the rights associated with our capital stock and the Endeavor Operating Company Units.

Tax Receivable Agreements

In connection with the reorganization transactions, we will acquire existing equity interests in Endeavor Operating Company from certain of our pre-IPO investors in the mergers described above in exchange for the issuance of shares of our Class B common stock or Class A common stock, as applicable, and rights to receive payments under tax receivable agreements. As a result of these acquisitions, we will receive the benefit of tax attributes (including tax basis) previously held by such pre-IPO investors. In addition, future redemptions or exchanges of Endeavor Operating Company Units from members of Endeavor Operating Company (other than Endeavor Manager) in exchange for shares of our Class B common stock or cash are expected to produce favorable tax attributes that would not be available to us in the absence of those transactions.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

We intend to enter into tax receivable agreements with the Post-IPO TRA Holders, that will provide for the payment by us to the Post-IPO TRA Holders (or their transferees of Endeavor Operating Company Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize (determined by using an assumed combined state and local income tax rate) as a result of (i) any tax basis in Endeavor Operating Company’s assets resulting from (a) the acquisition of equity interests in Endeavor Operating Company from certain of our pre-IPO investors in the mergers described above, (b) future redemptions or exchanges by us of Endeavor Operating Company Units from certain members of Endeavor Operating Company in exchange for shares of our Class A common stock or Class B common stock, as applicable, or cash or (c) payments under the tax receivable agreements, (ii) any net operating losses available to us as a result of the mergers described above, (iii) any existing tax basis associated with Endeavor Operating Company Units the benefit of which is allocable to us as a result of the exchanges of such Endeavor Operating Company Units for shares of our Class B common stock, and (iv) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements. Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Post-IPO TRA Holders (or their transferees or assignees) will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any Post-IPO TRA Holder (or such holder’s transferees or assignees) will be netted against future payments that would otherwise be made under the tax receivable agreements with such Post-IPO TRA Holder, if any, after our determination of such excess. As a result, in such circumstances we could make future payments to the Post-IPO TRA Holders (or their transferees or assignees) under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. See “Risk Factors—Risks Related to Our Organization and Structure—We will be required to pay certain of our pre-IPO investors for certain tax benefits we may claim in the future, and the amounts we may pay could be significant” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $         million, after deducting underwriting discounts and commissions of approximately $         million and estimated offering expenses payable by us of approximately $         million, based on an assumed initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and assuming the underwriters’ option to purchase additional shares is not exercised. If the underwriters exercise their option to purchase additional shares in full, we expect to receive approximately $         million of net proceeds based on an assumed initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Based on an assumed initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to contribute $         million of the net proceeds from this offering to Endeavor Manager (or $        million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Endeavor Manager Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount, without reducing the number of Endeavor Manager Units we receive, by the amount of any expenses we pay in connection with this offering (which we estimate will be approximately $         million) that are not otherwise paid or for which we are not otherwise reimbursed by Endeavor Operating Company). Endeavor Manager would then, in turn, contribute such contribution amount to Endeavor Operating Company in exchange for an equal number of Endeavor Operating Company Units.

We intend to cause Endeavor Operating Company to use approximately $         million of the net proceeds we receive from this offering to repay $         million of the outstanding borrowings under our Senior Credit Facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Facilities” for additional information about our Senior Credit Facilities. We intend to cause Endeavor Operating Company to use the approximately $         million of remaining net proceeds we receive from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering for acquisitions of complementary businesses or other assets.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the amount of proceeds to us from this offering available for working capital and general corporate purposes by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. If we decide to pay cash dividends in the future, the declaration and payment of such dividends will be at the sole discretion of our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our board of directors will take into account any legal or contractual limitations, restrictions in our debt agreements, including the Senior Credit Facilities, our actual and anticipated future earnings, cash flow, debt service and capital requirements, the amount of distributions to us from Endeavor Operating Company and other factors that our board of directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Facilities” for more information on the restrictions the Senior Credit Facilities impose on our ability to declare and pay cash dividends. Because we are a holding company, our cash flow and ability to pay dividends depends upon the financial results and cash flows of our operating subsidiaries and the distribution or other payment of cash to us in the form of dividends or otherwise from Endeavor Operating Company. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—We do not expect to pay any cash dividends for the foreseeable future.”

Following the consummation of this offering, we expect that Endeavor Operating Company will make distributions to each of its members, including Endeavor Manager and holders of Endeavor Profits Units, in respect of the U.S. federal, state and local income tax liability attributable to each member’s allocable share of taxable income of Endeavor Operating Company, calculated using an assumed tax rate equal to the highest marginal combined income tax rate applicable to an individual or corporation resident in Los Angeles, California or New York, New York (whichever rate is higher), taking into account the deductibility of applicable state and local income taxes for U.S. federal income tax purposes (which are subject to substantial limitations for tax years 2018 through 2025). Tax distributions will be made quarterly, on an estimated basis. Any tax distributions made to a member of Endeavor Operating Company will be treated as an advance of and shall be credited against future distributions to such member. We expect that Endeavor Manager will further distribute the proceeds of any such tax distributions to us on a non-pro rata basis.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2018 (i) on an actual basis, (ii) on a pro forma basis to reflect the reorganization transactions described under “Organizational Structure,” the estimated impact of the tax receivable agreements and (iii) as further adjusted to reflect:

•

the sale of          shares of our Class A common stock in this offering at an assumed public offering price of          per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting the underwriters’ discounts and commissions; and

•	the application of the net proceeds of this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes of us and Endeavor Operating Company appearing elsewhere in this prospectus.

As of December 31, 2018
(in thousands)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents

Total indebtedness(2)
UFC Parent preferred units
Redeemable non-controlling interests
Equity:
Class A common stock, par value $0.00001 per share
Class B common stock, par value $0.00001 per share
Class C common stock, par value $0.00001 per share
Class D common stock, par value $0.00001 per share
Class E common stock, par value $0.00001 per share
Additional paid-in capital
Accumulated deficit
Accumulated comprehensive income

Total members’ equity/shareholders’ equity
Non-controlling interests

Total equity

Total capitalization

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, would increase (decrease) each of additional paid-in capital, total equity and total capitalization by        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

Represents borrowings under the Senior Credit Facilities, consisting of (i) our $        first lien term loan under the 2014 Credit Facilities, and (ii) $        first lien term loan and $        second lien term loan under the UFC Credit Facilities. Under the Senior Credit Facilities’ revolving credit facilities, we also have up to $        of borrowing availability, subject to borrowing base availability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding the Senior Credit Facilities.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the Class A common stock held by existing equityholders (including all shares issuable upon exchange or conversion).

Our pro forma net tangible book value as of December 31, 2018 would have been approximately $          million, or $         per share of our common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding, in each case after giving effect to the reorganization transactions (based on an assumed initial public offering price of          per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), the estimated impact of the tax receivable agreements, and assuming that all of the Endeavor Operating Company Units or Endeavor Manager Units are redeemed or exchanged for newly-issued shares of our Class A common stock or Class B common stock, as applicable.

After giving effect to the reorganization transactions, the estimated impact of the tax receivable agreements, and assuming that all of the Endeavor Operating Company Units or Endeavor Manager Units are redeemed or exchanged in exchange for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis, and after giving further effect to the sale of          shares of Class A common stock in this offering at the assumed initial public offering price of $          per share (the midpoint of the estimated price range on the cover page of this prospectus) and the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value would have been approximately $         million, or $         per share, representing an immediate increase in net tangible book value of $         per share to existing equityholders and an immediate dilution in net tangible book value of $          per share to new investors.

The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2018(1)	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma adjusted net tangible book value per share after this offering(2)

Dilution in pro forma net tangible book value per share to new investors	$

(1)

Reflects        outstanding shares of Class A common stock and Class B common stock, including (i)        shares of Class A common stock and Class B common stock issuable upon the redemption or exchange of Endeavor Operating Company Units and Endeavor Manager Units outstanding immediately prior to this offering in exchange for shares of Class A common stock or Class B common stock, as applicable, on a one-for-one basis, and (ii)        shares of Class B common stock to be outstanding immediately prior to this offering. Does not reflect the exchange of any Endeavor Profits Units for Endeavor Operating Company Units and shares of Class D common stock.

(2)	Reflects outstanding shares, consisting of (i) shares of Class A common stock to be issued in this offering and (ii) the outstanding shares described in note (1) above.

Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share of Class A common stock.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share would increase (decrease) our pro forma net tangible book value after this offering by $          million and the dilution per share to new investors by $         , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, on a pro forma basis as of December 31, 2018, the number of shares of Class A common stock and Class B common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in this offering, at the assumed initial public offering price of $          per share (the midpoint of the estimated price range on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the reorganization transactions, the estimated impact of the tax receivable agreements, assuming that all of the Endeavor Operating Company Units or Endeavor Manager Units are redeemed or exchanged for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis, and after giving further effect to this offering and the application of the net proceeds from this offering:

	Shares of Class A and Class B Common Stock Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders(1)			%	$		%	$
New investors(2)

Total		100%		$	100%

(1)

Reflects approximately $        million of consideration paid by existing equityholders in respect of shares of Class A common stock, Class B common stock and Endeavor Operating Company Units and Endeavor Manager Units (together with corresponding shares of Class C common stock and Class D common stock). The approximately $        million of consideration paid consists of (a) contributions or consideration paid by certain of our pre-IPO investors of $        million in the aggregate and (b) contributions in the form of rollover equity in an amount equal to a $        million contribution by various of our pre-IPO investors. Does not reflect the exchange of any Endeavor Profits Units for Endeavor Operating Company Units and shares of Class D common stock.

(2)

Includes         shares of Class A common stock to be sold in this offering, the net proceeds of which we intend to use to make a contribution to Endeavor Manager in exchange for Endeavor Manager Units, which Endeavor Manager would then, in turn, contribute to Endeavor Operating Company in exchange for Endeavor Operating Company Units as described under “Use of Proceeds.”

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $          million and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

In addition, subject to certain restrictions, the holders of                  Endeavor Profits Units, which have a weighted-average per unit hurdle price of $         per Endeavor Profits Unit, will be able to exchange their Endeavor Profits Units into Endeavor Operating Company Units and paired shares of our Class D common stock, as described in “Organizational Structure.” The holders may subsequently acquire shares of Class A common stock upon the exercise of their exchange and conversion rights.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2018 gives effect to (i) the reorganization transactions described under “Organizational Structure,” (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreements with the Post-IPO TRA Holders and (iii) this offering and the application of the net proceeds from this offering as described under “Use of Proceeds,” as if each had occurred on January 1, 2018. The unaudited pro forma consolidated balance sheet as of December 31, 2018 gives effect to (i) the reorganization transactions described under “Organizational Structure,” (ii) the or acquisition creation of certain tax assets in connection with this offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreements with the Post-IPO TRA Holders and (iii) this offering and the application of the net proceeds from this offering as described under “Use of Proceeds,” as if each had occurred on December 31, 2018.

The unaudited pro forma financial information has been prepared by our management and is based on Endeavor Operating Company’s historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. We believe the assumptions are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Endeavor Operating Company. See “Notes to Unaudited Pro Forma Financial Information” for a discussion of assumptions made.

The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X. Our historical financial information for the year ended December 31, 2018 has been derived from Endeavor Operating Company’s consolidated financial statements and accompanying notes included elsewhere in this prospectus. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.

For purposes of the unaudited pro forma financial information, we have assumed that         shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by Endeavor Operating Company Units not held indirectly by us will be          %, and the net income attributable to Endeavor Operating Company Units not held indirectly by us will accordingly represent          % of our net income (loss). If the underwriters’ option to purchase additional shares is exercised in full, the ownership percentage represented by Endeavor Operating Company Units not held indirectly by us will be          %, and the net income (loss) attributable to Endeavor Operating Company Units not held indirectly by us will accordingly represent          % of our net income (loss).

The unaudited pro forma financial information should be read together with “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and Endeavor Operating Company’s respective consolidated financial statements and related notes thereto included elsewhere in this prospectus.

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Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2018

(In thousands, except per share data)	Endeavor Operating Company, LLC Actual	Adjustments for the Reorganization Transactions Other than Tax Receivable Agreements		Adjustments for the Tax Receivable Agreements	As Adjusted Before this Offering	Adjustments for this Offering		Endeavor Group Holdings, Inc. Pro Forma
Revenue	$
Operating expenses:
Direct operating costs
Selling, general and administrative expenses
Depreciation and amortization
Total operating expenses

Operating income (loss) from continuing operations
Other (expense) income:
Interest expense, net
Other income (expense), net

Loss from continuing operations before income taxes and equity earnings of affiliates
Provision for income taxes		(c	)			(c	)

Loss from continuing operations before equity earnings of affiliates
Equity earnings of affiliates, net of tax

Loss from continuing operations
Income from Discontinued operations, net of tax
Net loss	$
Net loss attributable to non-controlling interests		(b	)			(b	)

Net loss attributable to Endeavor Group Holdings, Inc.	$

Pro forma earnings per share data: Basic and diluted earnings per share of Class A Common stockholders:
Continuing Operations
Basic
Diluted
Discontinued Operations
Basic
Diluted
Endeavor Group Holdings, Inc.
Basic
Diluted
Weighted average number of shares used in computing earnings per share(e)
Basic
Diluted

See accompanying notes to unaudited pro forma financial information.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2018

(In thousands, except per interest and share data)	Endeavor Operating Company, LLC Actual	Adjustments for the Reorganization Transactions Other than the Tax Receivable Agreements		Adjustments for the Tax Receivable Agreements		As Adjusted Before this Offering	Adjustments for this Offering and the Use of Proceeds (f)		Endeavor Group Holdings, Inc. Pro Forma
Assets
Current Assets: Cash and cash equivalents
Restricted cash
Accounts receivable
Deferred costs
Other current assets
Total current assets
Property, plant and equipment, net
Intangible assets, net
Goodwill
Investments
Other assets
Total assets

Liabilities, redeemable non-controlling interests and members’/shareholders’ equity
Current Liabilities:
Accounts payable				(h	)
Accrued liabilities				(h	)
Current portion of long-term debt
Deferred revenue
Deposits received on behalf of clients
Other current liabilities				(h	)
Total current liabilities
Long-term debt
Other long-term liabilities
Total liabilities

Redeemable non-controlling interests
Member’s/Shareholder’s Equity:
Class A common units — Authorized and Issued — interests, Outstanding —interests at December 31, 2018		(i	)
Class A common stock (par value, $0.00001), shares authorized and shares outstanding		(j	)
Class B common stock (par value, $0.00001), shares authorized and shares outstanding
Class C common stock (par value, $0.00001), shares authorized and shares outstanding		(i	)				(i	)
Class D common stock (par value, $0.00001), shares authorized and shares outstanding		(i	)
Class E common stock (par value, $0.00001), shares authorized and no shares outstanding
Additional paid-in capital		(d	)(j)	(i	)		(g	)
Members’ capital			(d)				(a	)
Accumulated other comprehensive loss

Total Endeavor Operating Company, LLC/Endeavor Group Holdings, Inc. members’/shareholders’ equity
Non-controlling interests		(d	)(i)				(d	)

Total members’/shareholders’ equity

Total liabilities and members’/shareholders’ equity

See accompanying notes to unaudited pro forma financial information.

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Notes to Unaudited Pro Forma Financial Information

(a)

Reflects approximately $        million and $        million of expected recurring compensation expenses in respect of the time-based vesting of pre-IPO profits units in Endeavor Operating Company vesting upon the consummation of this offering. The remaining unvested amounts relating to profits units of $        million and $        million, respectively, will vest over a weighted average time period of         and        years, respectively. The related impacts to the consolidated statement of financial condition reflect the proportionate allocation of (i) the $        million described above and (ii) an additional $        million representing the cumulative impact of prior expense related to the vested portion of pre-IPO profits units, between accumulated deficit, representing controlling interest of         % and non-controlling interest of         %.

(b)

As described in “Organizational Structure,” upon completion of the reorganization transactions, we will become the sole managing member of Endeavor Manager, who will be the sole managing member of Endeavor Operating Company. We will initially own less than 100% of the economic interest in Endeavor Operating Company through Endeavor Manager but will have 100% of the voting power and control the management of Endeavor Operating Company. Immediately following the completion of this offering, the ownership percentage held by the non-controlling interest will be        %. Net loss attributable to the non-controlling interest will represent        % of loss before income taxes. These amounts have been determined based on an assumption that the underwriters’ option to purchase        additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised in full, the ownership percentage held by the non-controlling interest would decrease to        %.

(c)

Represents the additional current income tax expense for the period based on an effective income tax rate of        %, determined based on the U.S. federal income tax rate applicable to corporations of 21.0%, less the rate attributable to non-controlling interest of        %, plus any state, local and foreign taxes net of federal tax benefit of        %. After giving effect to the adjustments for the reorganization transactions and this offering, the additional current income tax provision (benefit) on our        % interest in Endeavor Operating Company will be $        million and $        million, respectively, for the year ended December 31, 2018.

(d)

Represents the portion of the stockholder’s equity owned by the current members of Endeavor Operating Company after the reorganization transactions and this offering. The amount of net income attributable to the non-controlling interest and the portion of stockholder’s equity is based on the non-controlling interest of        %.

(e)

The weighted average number of shares underlying the basic earnings per share calculation reflects only the        shares of Class A common stock and              shares of Class B common stock outstanding after the offering as they are the only outstanding shares which participate in the economics of Endeavor Group Holdings. The weighted average number of shares underlying the diluted earnings per share calculation similarly reflects the        shares of Class A common stock and              shares of Class B common stock outstanding after the offering. Additionally, the conversion of Class B common stock into Class A common stock and the exchange of Endeavor Operating Company Units or Endeavor Manager Units together with shares of Class C common stock or Class D common stock would not have a dilutive effect on earnings per share as net income attributable to controlling interests would increase proportionately with each conversion or exchange.

(f)

The following sets forth the estimated sources and uses of funds in connection with the reorganization transactions and this offering, assuming the issuance of        shares of Class A common stock at a price of $        per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus):

Sources:

•	$ million gross cash proceeds to us from the offering of Class A common stock.

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Uses:

•	we will use $ million to pay underwriting discounts and commissions;

•

we will contribute $            million to Endeavor Manager in exchange for a number of Endeavor Manager Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount, without reducing the number of Endeavor Manager Units we receive, by the amount of any expenses we pay in connection with this offering (which we estimate will be approximately $            million) that are not otherwise paid or for which we are not otherwise reimbursed by Endeavor Operating Company). Endeavor Manager would then, in turn, contribute such contribution amount to Endeavor Operating Company in exchange for an equal number of Endeavor Operating Company Units. We have broad discretion as to the application of net proceeds to be used for working capital and general corporate purposes; and

•

Endeavor Operating Company will use such proceeds to repay $             million of the outstanding borrowings under our Senior Credit Facilities and the remainder for working capital and general corporate purposes.

(g)	Reflects the effects on additional paid-in capital relating to the following ($ in thousands):

Gross proceeds from offering of Class A common stock	$
Payment of underwriting discounts and commissions in connection with this offering		(	)
Vesting of pre-IPO profits units in Endeavor Operating Company upon the consummation of this offering
Reclassification of costs incurred in this offering from other assets to additional paid-in capital		(	)

$
(h)

Reflects adjustment to give effect to $                million of amortizable tax basis. In addition, in connection with the merger of certain of our pre-IPO investors with and into us whereby we will acquire the Endeavor Operating Company Units held by them, we will succeed to their remaining tax basis that similarly arose on account of taxable income recognized by past sellers of Endeavor Operating Company. The total tax benefit expected in connection with the amortization of this tax basis is approximately $                million, which will be amortized over 15 years pursuant to Section 197 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). We will enter into tax receivable agreements with the Post-IPO TRA Holders to pay them 85% of the tax savings (or $                million) as the tax reduction is realized by us and the obligation to make those payments has been recognized as a liability and is included in accounts payable, accrued expenses and other liabilities in our pro forma consolidated statement of financial condition.

(i)

Reflects adjustments to give effect to (i) the reclassification of all of the pre-IPO equity interests in Endeavor Operating Company, other than certain profits units held by certain of the Management Holdcos, which will remain outstanding after this offering, into                Endeavor Operating Company Units, (ii) the subscription for and purchase of                corresponding shares of Class D common stock by members of Endeavor Operating Company (other than Endeavor Manager) at a purchase price of $                per share and (iii) the merger of certain Management Holdcos with and into Endeavor Manager, pursuant to which Endeavor Manager will acquire the Endeavor Operating Company Units held by such Management Holdcos, Endeavor Manager will issue Endeavor Manager Units to the members of the Management Holdcos and we will issue shares of our Class C common stock to such members. Remaining value is included as part of non-controlling interest.

(j)

Reflects adjustments to give effect to the mergers that will occur as part of the reorganization transactions, in which we will acquire                Endeavor Operating Company Units in exchange for issuing                shares of Class B common stock and              shares of Class A common stock, and rights to receive payments under a tax receivable agreement, to certain of our pre-IPO investors.

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SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We were formed as a Delaware corporation in January 2019 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

The selected historical consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the selected historical consolidated balance sheet data as of December 31, 2017 presented below have been derived from Endeavor Operating Company’s audited financial statements included elsewhere in this prospectus. The selected historical consolidated statements of operations for the years ended December 31, 2014 and 2015 and the selected historical consolidated balance sheet data as of December 31, 2014, 2015 and 2016 presented below have been derived from Endeavor Operating Company’s audited financial statements not included in this prospectus.

You should read the following information in conjunction with “Capitalization,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The following table sets forth selected historical consolidated financial data of Endeavor Operating Company for the periods presented.

Consolidated Statements of Operations Data:

	For the Years Ended December 31,
(in thousands, except per share data)	2014	2015	2016	2017	2018
Revenue	$1,310,364	$1,761,850	$2,366,960	$3,020,116
Total operating expenses	1,534,747	1,755,068	2,364,114	3,078,241

Operating (loss) income from continuing operations	(224,383)	6,782	2,846	(58,125)
Interest expense, net	(97,869)	(142,985)	(197,707)	(261,226)
Loss from continuing operations, net of tax	(358,581)	(98,327)	(129,130)	(200,159)
(Loss) income from discontinued operations, net of tax	(150,328)	20,035	30,814	26,991
Net loss	(508,909)	(78,292)	(98,316)	(173,168)
Net loss attributable to non-controlling interests	(12,807)	(5,302)	(58,417)	(111,919)

Net loss attributable to Endeavor Operating Company, LLC	$(496,102)	$(72,990)	$(39,899)	$(61,249)

Consolidated Balance Sheet Data:

	As of December 31,
(in thousands)	2014	2015	2016	2017	2018
Cash and cash equivalents	$407,475	$199,896	$368,181	$800,026
Total assets, including held for sale	3,681,484	3,794,159	8,308,228	8,893,460
Long-term debt, including current portion	2,264,450	2,256,445	4,405,608	4,587,545
Total liabilities, including held for sale	3,388,192	3,509,624	6,034,382	6,257,278
Redeemable non-controlling interests	—	—	140,669	149,368
Members’ equity	254,245	258,034	599,282	1,258,015
Nonredeemable non-controlling interests	39,047	26,501	1,533,895	1,228,799
Total members’ equity	293,292	284,535	2,133,177	2,486,814

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus, as well as the information presented under “Selected Historical Consolidated Financial Data.” The historical consolidated financial data discussed below reflect our historical results of operations and financial position and relate to periods prior to the reorganization transactions described in “Organizational Structure” and do not give effect to pro forma adjustments. As a result, the following discussion does not reflect the significant impact that such events will have on us. See “Organizational Structure” and “Unaudited Pro Forma Financial Information” for more information.

The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements.” Unless otherwise indicated, references in this prospectus to 2016 and 2017 are to our fiscal years ended December 31, 2016 and 2017, respectively.

BUSINESS OVERVIEW

Endeavor is a global entertainment and sports company, home to many of the world’s most dynamic and engaging storytellers, brands, live events and experiences. We create value for our clients – talent, brands and IP – and owned assets through our integrated capabilities of representation, content development, content distribution and sales, event production, sponsorship and licensing, and direct-to-consumer offerings. We leverage these capabilities to generate revenue in a variety of ways, including media rights sales, television packaging fees and profit participations, sponsorships, ticket sales, subscriptions, license fees (data, streaming and media), pay-per-view programming, tuition, profit sharing, commissions and strategic consulting fees. Our diverse client base and iconic owned assets combined with our integrated capabilities and flexible business model form a platform that we believe not only amplifies economic potential for our clients, but also allows us to generate revenue in new ways and to maximize revenue from existing relationships and assets across our various businesses.

Our business has delivered consistent annual growth in revenue and Adjusted EBITDA. Our revenues for 2017 grew 27.6% compared to 2016, or 10.3% excluding the full year impact of our UFC and Fusion Marketing and IMG Live acquisitions. Our revenue growth has generally exceeded that of the industries in which we operate and service because of the benefits of our platform. As a point of comparison, we estimate our underlying industries grew 5% on a combined basis from 2016 to 2017. Our key global industries include sports media rights, live ticketing (excluding tickets for the film industry), subscription television, film and sponsorships, as described in “Business—Our Industry and Market Opportunity.”

Components of Our Operating Results

Entertainment & Sports

Our Entertainment & Sports segment is comprised of businesses that deploy a subset of our integrated capabilities across the entertainment and sports assets and brands that we operate, on either an ownership or representation basis, or to which we provide services.

We operate and provide services to a diverse portfolio of hundreds of live events annually, including sporting events covering 20 sports across 25 countries, international fashion weeks, art fairs and music, culinary and lifestyle festivals. We own and operate many of these events, including PBR events, Frieze and the Miami Open tennis tournament. We also own 50.1% of the common equity interests of and have a controlling financial interest in UFC, the world’s premier professional MMA organization, which produces more than 40 live events

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annually and is broadcast in over 160 countries and territories to more than 1 billion TV households. We also operate other events on behalf of third parties, including The Open Championship, Wimbledon, the AIG Women’s British Open and the Rugby World Cup. We are one of the largest independent global distributors of sports video programming and data, producing and/or distributing hours of live and editorial content annually on behalf of brands including the IOC, Fédération Internationale de Football Association (“FIFA”), the NFL, Major League Soccer (“MLS”) and the National Hockey League (“NHL”). Additionally, we own and operate IMG Academy, a leading academic and sports training institution located in Florida.

We primarily generate revenue across our Entertainment & Sports segment via media rights sales, sponsorships, ticket sales, subscriptions, license fees (data, streaming and media), pay-per-view, tuition, profit sharing and commissions.

Representation

Our Representation segment provides services to over 6,000 clients, including talent, brands and IP. Our Representation businesses deploy a subset of our integrated capabilities on behalf of our clients.

Through our client representation and management businesses, including the WME talent agency and IMG Models, we represent a diverse group of talent across entertainment, sports and fashion, including actors, directors, writers, athletes, models, musicians and other artists, in a variety of mediums, such as film, television, books and live events. Through Endeavor Global Marketing, we provide brand strategy, marketing, advertising, digital, public relations, analytics and experiential services to many of the world’s largest brands. Through IMG Licensing, we also provide IP licensing services to a large portfolio of entertainment, sports and consumer product brands, including representing these clients in the licensing of their logos, trade names and trademarks. Through Endeavor Content, we provide content development, financing, sales and advisory services for television properties, documentaries and films, as well as production services for non-scripted entertainment.

We primarily generate revenue through commissions, packaging fees and profit participations, fixed fees, profit sharing and strategic consulting fees.

Endeavor X

Endeavor X is a portfolio of digitally-focused, direct-to-consumer and business-to-business offerings leveraging the capabilities and reach of our platform.

Rooted in our acquisition of NeuLion, subsequently rebranded as Endeavor Streaming, we offer comprehensive streaming video solutions for our clients and owned assets such as UFC and PBR (e.g., UFC FIGHT PASS and PBR RidePass). We also have a full-service podcast studio through Endeavor Audio and an experiential platform through Endeavor Experiences, among other organic growth initiatives.

We primarily generate revenue from our Endeavor X initiatives through fixed fees, profit sharing, subscriptions, ticket sales and hospitality services.

Direct Operating Costs

Our direct operating costs primarily include third-party expenses associated with the production of events and media, operations of our training and education facilities and media rights fees.

Selling, General and Administrative

Our selling, general and administrative expenses primarily include personnel costs as well as rent, professional service costs and other overhead required to support our operations and corporate structure.

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Provision for Income Taxes

Endeavor Operating Company is a limited liability company, which is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income taxes. Only Endeavor Operating Company’s U.S. and foreign corporate subsidiaries are subject to entity-level taxes.

Factors Affecting the Comparability of our Results of Operations

Our financial results of operations may not be comparable from period to period due to a number of factors. Key factors affecting our results of operations are summarized below.

Industry Growth

Our financial profile is associated with several secular trends in the industries we serve. Demand for our services and owned assets is, in part, driven by the growth of our underlying end markets and how much capital our clients invest to support their businesses. We are also impacted by how much consumers spend to access content and immersive experiences across our owned assets. The level of consumer spending depends, in turn, on consumer content consumption trends as well as preferences related to specific formats of consumption.

Our Entertainment & Sports segment, in particular, has benefited from the growth in demand for sports media and live events. According to SportBusiness Group, the global sports media rights industry alone was $47 billion in 2017, and is expected to grow to $53 billion by 2021 due to live sports broadcasts remaining one of the last “must-watch” live television experiences that attract significant advertising and sponsorship revenue. This market for media rights is also benefiting from the same secular trends driving the growth in television and film content, with both traditional incumbents and digital newcomers competing to license compelling content for their respective video platforms. According to Technavio, the total global live ticketing market (excluding tickets for the film industry) was $78 billion in 2017 and is expected to grow at a 6% compound annual growth rate (“CAGR”) through 2022. This growth has also benefited from secular tailwinds as consumers, particularly millennials, continue to seek more unique tactile experiences that they can document and broadcast through social media.

Our Representation segment is driven by growth in the television and film industry, demand for live music events, as well as marketing spend by brands. According to third party research, the global subscription television industry (including OTT services) and the film industry, as illustrated by movie ticket sales, are expected to grow at a blended 4% CAGR from $293 billion in 2017 to $350 billion by 2022. This includes the OTT industry’s expected growth at a 10% CAGR from $36 billion in 2017 to $58 billion by 2022. Television subscription fees across traditional cable, satellite and OTT distribution channels are rising, increasing the value of television and film content. The proliferation of acquirers of content, including broadcast networks, cable networks, satellite providers and OTT providers such as Alibaba, YouTube, Amazon, Hulu, Facebook, Netflix and Tencent, has increased the competition for high-quality, original programming as well as library content. The film industry is also benefitting from growth in digital home viewing and premium movie-going experiences. As a sign of the importance of live events across the media landscape, in 2018 the top-earning musicians generated more of their income from touring than from any other source, according to Billboard. Additionally, sponsorships have become a key strategy for brands to obtain exposure, achieve better recall, communicate themes and achieve increased consumer engagement.

Acquisitions

A key component of our growth strategy is to utilize the breadth and scale of our platform to identify attractive opportunities to either enhance our existing businesses or grow our portfolio of owned assets. Our platform and agency-driven insights allow us to identify new industry trends and related acquisition opportunities, and we often benefit from inbound and proprietary opportunities. We have a core competency in evaluating and integrating these acquisitions with a disciplined approach.

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In April 2016, we acquired experiential marketing agencies Fusion Marketing and IMG Live to strengthen our marketing and brand strategy capabilities and, in August 2016, we acquired a controlling financial interest in UFC, the world’s premier professional MMA organization. These acquisitions increased our portfolio of owned assets and reinforced our leading position in the entertainment and sports industry. These and future acquisitions may make it more difficult to evaluate our performance period over period. We remain focused on executing our long-term goals and objectives, which include integrating our acquisitions and continuing to seek opportunities to further enhance our platform.

Timing of Events

Our financial results and liquidity needs vary from quarter to quarter or year to year depending on the timing of our owned and represented events, signing of business transactions on behalf of our clients (e.g., film production, book release or music tours), and representing marquee global occasions (e.g., the World Cup or the Olympic Games). However, given the scale, breadth and diversity of our clients and our portfolio of owned assets, we are not dependent on any one single client. Because our results may vary significantly from quarter to quarter or year to year, our financial results for one quarter or one year cannot necessarily be compared to another quarter or year, and may not be indicative of our future financial performance in subsequent quarters or years.

Completed Merger of Our IMG College Business with Learfield

Effective December 31, 2018, we completed the merger of our IMG College business with Learfield Communications, LLC to form Learfield IMG College. We received cash proceeds totaling $149.2 million and a 49% ownership interest in the new entity as a result of the transaction. In connection with the merger we sold approximately 13% of the equity interests in Learfield IMG College to affiliates of Silver Lake Partners for $250 million. Our remaining ownership interest is 36% and will be accounted for as an equity method investment beginning in 2019. Learfield IMG College provides fully integrated solutions to its collegiate and university partners, including branding, licensing and multimedia rights management; access to professional concessions, ticket sales and fan engagement systems and support; publishing, radio, digital and social expertise; and campus-wide business and sponsorship development. We determined that, immediately following the merger, this business met the definition of a discontinued operation during 2018 and, as such, we have recast our 2016 and 2017 results of operations to present our IMG College business as a discontinued operation. Prior to this discontinued operations presentation, IMG College was reported in our Entertainment & Sports segment.

Reorganization

Prior to the closing of this offering, we will undertake the reorganization transactions described in “Organizational Structure.” Following the reorganization transactions and this offering, Endeavor Group Holdings will be a holding company, and its principal asset will be an equity interest in a newly formed subsidiary of Endeavor Group Holdings, Endeavor Manager, of which Endeavor Group Holdings will serve as the managing member. Endeavor Manager will in turn be the managing member of Endeavor Operating Company. Endeavor Group Holdings will manage and operate the business and control the strategic decisions and day-to-day operations of Endeavor Manager as its sole managing member, and Endeavor Operating Company as its indirect sole managing member, and will also have a substantial financial interest in Endeavor Manager and Endeavor Operating Company. Accordingly, Endeavor Group Holdings will consolidate the results of operations of Endeavor Manager and Endeavor Operating Company, and a portion of Endeavor Group Holding’s net income (loss) will be allocated to non-controlling interests to reflect the entitlements of certain former members of Endeavor Operating Company who will retain ownership interests in Endeavor Manager and Endeavor Operating Company following the reorganization transactions.

RESULTS OF OPERATIONS

The following is a discussion of our consolidated results of operations for the years ended December 31, 2016 and 2017. This information is derived from our accompanying consolidated financial statements prepared

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in accordance with GAAP. These results of operations have been recast to present the financial condition, results of operations and cash flows of the IMG College business as discontinued operations for the periods presented.

	Years ended December 31,		2016 to 2017
	2016	2017	$ Change	% Change
(in thousands)
Revenue	$2,366,960	$3,020,116	$653,156	27.6%
Operating expenses:
Direct operating costs	987,389	1,351,161	363,772	36.8%
Selling, general and administrative expenses	1,189,384	1,385,936	196,552	16.5%
Depreciation and amortization	175,134	341,144	166,010	N/M
Impairment charges	12,207	—	(12,207)	N/M

Total operating expenses	2,364,114	3,078,241	714,127	30.2%

Operating income (loss) from continuing operations	2,846	(58,125)	(60,971)	N/M
Other (expense) income:
Interest expense, net	(197,707)	(261,226)	(63,519)	(32.1)%
Other (expense) income, net	(12,533)	8,003	20,536	N/M

Loss from continuing operations before income taxes and equity earnings of affiliates	(207,394)	(311,348)	(103,954)	(50.1)%
Provision for (benefit from) income taxes	16,953	(29,824)	46,777	N/M

Loss from continuing operations before equity earnings of affiliates	(224,347)	(281,524)	(57,177)	(25.5)%
Equity earnings of affiliates, net of tax	95,217	81,365	(13,852)	(14.5)%

Loss from continuing operations, net of tax	(129,130)	(200,159)	(71,029)	(55.0)%
Income from discontinued operations, net of tax	30,814	26,991	(3,823)	(12.4)%

Net loss	(98,316)	(173,168)	(74,852)	(76.1)%
Net loss attributable to non-controlling interests	(58,417)	(111,919)	(53,502)	(91.6)%

Net loss attributable to Endeavor Operating Company, LLC	$(39,899)	$(61,249)	$(21,350)	(53.5)%

N/M: percentage change deemed not meaningful

December 31, 2017 compared to December 31, 2016

Revenue

Revenue increased $653.2 million, or 27.6%, to $3,020.1 million in 2017 compared to 2016. The increase was driven by growth of $518.2 million, or 35.2%, in our Entertainment & Sports segment, and $140.8 million, or 15.7%, in our Representation segment. The growth in our Entertainment & Sports segment was primarily due to the full year impact of the UFC acquisition, increased revenue from media rights and a higher number of events and increased sponsorships at these events. The growth in our Representation segment was primarily due to strong performance in our talent and brand representation businesses as well as the full year impact of the Fusion Marketing and IMG Live acquisition. Excluding the full year impact of the UFC and Fusion Marketing and IMG Live acquisitions, revenue increased 10.3% in 2017, compared to 2016.

Direct operating costs

Direct operating costs increased $363.8 million, or 36.8%, to $1,351.2 million in 2017 compared to 2016. Approximately $241 million of the increase is due to the full year impact of the UFC and Fusion Marketing and IMG Live acquisitions. The remaining increase includes higher costs in media rights, additional owned events, and new Endeavor Content projects.

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Selling, general and administrative expenses

Selling, general and administrative expenses increased $196.6 million, or 16.5%, to $1,385.9 million in 2017 compared to 2016. The increase principally reflects higher personnel related costs and overhead, which were driven by the full year impact of the UFC and Fusion Marketing and IMG Live acquisitions, and a higher earn-out liability adjustment related to the acquisition of UFC. The higher personnel costs include approximately $70 million in equity-based compensation expense related to repurchases of employee equity in 2017. The increase in selling, general and administrative expenses was partially offset by a reduction in professional service costs in 2017 due to $57 million of costs incurred in 2016 related to the UFC Acquisition.

Depreciation and amortization

Depreciation and amortization increased $166.0 million to $341.1 million in 2017 compared to 2016. The increase is primarily due to approximately $155 million higher amortization expense, driven by a full year of amortization of intangible assets recognized in connection with the 2016 acquisition of UFC.

Impairment charges

In 2016, we recorded approximately $12 million of goodwill and intangible asset impairment charges at our Entertainment & Sports segment, driven by the performance of certain events and elimination of certain other events.

Interest expense, net

Interest expense, net increased $63.5 million to $261.2 million in 2017 compared to 2016 due to higher levels of debt, principally driven by the financing for the UFC Acquisition. The increase was partially offset by the favorable impact of lower weighted-average interest rates as a result of the refinancing of the term loans under our Senior Credit Facilities in February 2017. See “—Liquidity and Capital Resources” for additional information.

Other income (expense), net

Other income (expense), net increased $20.5 million from an expense of $12.5 million in 2016 to income of $8.0 million in 2017. The increase includes unrealized gains from transactions denominated in foreign currency that remained on the balance sheet at year end 2017.

Provision for (benefit from) income taxes

The change from a provision for income taxes of $17.0 million in 2016 to a benefit from income taxes of $29.8 million in 2017 is primarily due to the release of valuation allowances of $76.5 million in 2017 on net U.S. deferred tax assets exclusive of deferred tax liabilities on indefinite lived intangible assets, state income taxes and foreign tax credits.

Equity earnings of affiliates, net of tax

Equity earnings of affiliates decreased $13.9 million, or 14.5%, to $81.4 million in 2017 compared to 2016. The decrease is primarily due to a lower fair value adjustment related to our investment in Droga5 in 2017, in which we hold a 49% interest and is accounted for using the fair value method.

Income from discontinued operations, net of tax

Income from discontinued operations decreased $3.8 million to $27.0 million in 2017 compared to 2016. Increased revenue of $3.5 million in 2017 was more than offset by an increase in direct operating costs of $4.2 million as well as an increase in fees in connection with the merger with Learfield of $6.4 million.

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Net loss attributable to non-controlling interests

Net loss attributable to non-controlling interests increased $53.5 million to $111.9 million in 2017 compared to 2016. The increase principally reflects the full year allocation of losses due to the UFC Acquisition in August 2016. During 2017, we increased our ownership of UFC’s common equity from 34% to 50.1%.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA is a non-GAAP financial measure and is defined as net income (loss), excluding the results of discontinued operations, income taxes, net interest expense, depreciation and amortization, equity-based compensation, merger, acquisition and earn-out costs, certain legal costs, restructuring, severance and impairment charges, a non-cash fair value adjustment and certain other items identified as affecting comparability, when applicable. Adjusted EBITDA margin is a non-GAAP financial measure defined as Adjusted EBITDA divided by Revenue.

Adjusted Net Income is a non-GAAP financial measure and is defined as net income (loss) attributable to Endeavor Operating Company adjusted to exclude the results of discontinued operations, amortization and our share (excluding those relating to non-controlling interests) of the adjustments used to calculate Adjusted EBITDA on an after tax basis, and the release of tax valuation allowances.

Adjusted EBITDA and Adjusted EBITDA margin are used as the primary bases for our CODM to evaluate our consolidated operating performance and the operating performance of each of our reportable segments and is used for planning and forecasting purposes, including the allocation of resources and capital to our segments.

Management believes these non-GAAP financial measures are relevant and useful to investors in their analysis of our financial position and results of operations because it makes it easier to compare our results with those of other companies and allows investors to review performance in the same way as management.

Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income should not be considered substitutes for the reported results prepared in accordance with GAAP and should not be considered in isolation or as alternatives to net income as indicators of our financial performance. Although we use Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income as financial measures to assess the performance of our business, such use is limited because it does not include certain material costs necessary to operate our business. Our presentation of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income should not be construed as indications that our future results will be unaffected by unusual or nonrecurring items. These non-GAAP financial measures, as determined and presented by us, may not be comparable to related or similarly titled measures reported by other companies. Set forth below are reconciliations of our most directly comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures on a consolidated basis.

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Adjusted EBITDA

	Years ended December 31,
(in thousands)	2016	2017
Net loss	$(98,316)	$(173,168)
Income from discontinued operations, net of tax	(30,814)	(26,991)
Provision for (benefit from) income taxes	16,953	(29,824)
Interest expense, net	197,707	261,226
Depreciation and amortization	175,134	341,144
Equity-based compensation expense (1)	87,644	153,997
Merger, acquisition and earn-out costs (2)	75,525	55,202
Certain legal costs (3)	(481)	21,292
Restructuring, severance and impairment (4)	26,502	12,313
Fair value adjustment—Droga5 (5)	(106,736)	(83,579)
Other (6)	12,027	(15,509)

Adjusted EBITDA	$355,145	$516,103

Adjusted EBITDA margin	15.0%	17.1%

Adjusted Net Income

	Years ended December 31,
(in thousands)	2016	2017
Net loss	$(98,316)	$(173,168)
Loss attributable to non-controlling interests	58,417	111,919

Net loss attributable to Endeavor Operating Company, LLC	(39,899)	(61,249)
Income from discontinued operations	(30,814)	(26,991)
Amortization	146,981	301,887
Equity-based compensation expense (1)	87,644	153,997
Merger, acquisition and earn-out costs (2)	75,525	55,202
Certain legal costs (3)	(481)	21,292
Restructuring, severance and impairment (4)	26,502	12,313
Fair value adjustment—Droga5 (5)	(106,736)	(83,579)
Other (6)	12,027	(15,509)
Tax effects of adjustments (7)	(3,399)	(5,866)
Adjustments allocated to non-controlling interests (8)	(113,962)	(165,429)
Release of tax valuation allowance (9)	—	(76,475)

Adjusted Net Income	$53,388	$109,593

(1)

Equity-based compensation expense represents primarily non-cash compensation expense associated with our equity-based compensation plans. The increase in 2017 includes approximately $70 million of compensation expense related to a repurchase offered to employees, which will be paid in cash over three years. Equity-based compensation expense in 2016 had comparable impact on our Entertainment & Sports and Representation segments as well as Corporate and other. In 2017, equity-based compensation expense primarily related to our Representation segment and Corporate and other.

(2)

Includes (i) certain costs of professional advisors related to mergers, acquisitions, dispositions or joint ventures and (ii) fair value adjustments for contingent consideration liabilities related to acquired businesses and compensation expense for deferred consideration associated with selling shareholders that are required to remain our employees. Acquisition earn-outs for 2016 primarily related to Fusion Marketing and IMG

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Live and various smaller acquisitions. Acquisition earn-outs for 2017 related to UFC, Fusion Marketing and IMG Live as well as various smaller acquisitions. Such costs in 2016 related primarily to our Entertainment & Sports segment and the largest component was professional service costs related to the acquisition of UFC. Such costs in 2017 related primarily to our Entertainment & Sports segment and the largest component was earn-out adjustments.
(3)	Includes costs related to certain litigation or regulatory matters. Such costs relate primarily to our Entertainment & Sports segment and Corporate and other.
(4)

Includes certain costs related to our restructuring activities and non-cash impairment charges. 2016 included approximately $12 million primarily related to the impairment of certain events and approximately $12 million for severance and restructuring expenses, including approximately $6 million related to cost reduction initiatives in UFC and primarily related to our Entertainment & Sports and Representation segments. 2017 primarily related to severance and restructuring expenses and had comparable impact on our Entertainment & Sports and Representation segments and Corporate and other.

(5)	Reflects the increase in fair value of our investment in Droga5, which is accounted for using the fair value option. Such non-cash fair value adjustments relate wholly to our Representation segment.
(6)

2016 primarily comprised approximately $10 million of foreign exchange transaction losses offset by approximately $7 million of gains on the disposal of certain businesses and related primarily to our Entertainment & Sports segment and Corporate and other. 2017 primarily comprised approximately $12 million of gains on foreign exchange transactions and approximately $14 million of gains on disposal of certain businesses, partially offset by charges of approximately $6 million related to the non-cash fair value adjustment of our UFC warrant liability as well as approximately $3 million of costs associated with the refinancing of our 2014 Credit Facilities and related primarily to our Representation segment and Corporate and other.

(7)	Reflects the US and non-US tax impacts with respect to each adjustment, as applicable.
(8)	Reflects the share of the adjustments noted above that are allocated to our non-controlling interests, net of tax.
(9)

Relates to the release in 2017 of the valuation allowance on net U.S. deferred tax assets, exclusive of deferred tax liabilities on indefinite lived intangible assets, state income taxes and foreign tax credits.

SEGMENT RESULTS OF OPERATIONS

We classify our business into three reporting segments: Entertainment & Sports, Representation and Endeavor X. Our CODM evaluates the performance of our segments based on segment revenue and segment Adjusted EBITDA. Management believes segment Adjusted EBITDA is indicative of operational performance and ongoing profitability. Our CODM closely monitors segment Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the operating performance of our segments and for planning and forecasting purposes, including the allocation of resources and capital.

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The following tables display Revenue and Adjusted EBITDA for each of our segments.

	Years ended December 31,
(in thousands)	2016	2017
Revenue:
Entertainment & Sports	$1,470,909	$1,989,079
Representation	895,050	1,035,832
Endeavor X	1,001	350
Eliminations	—	(5,145)

Total Revenue	$2,366,960	$3,020,116

Segment Adjusted EBITDA:
Entertainment & Sports	$341,032	$467,193
Representation	219,155	253,619
Endeavor X	(25,347)	(18,896)
Corporate and other	(179,695)	(185,813)

Adjusted EBITDA	$355,145	$516,103

Entertainment & Sports

The following table sets forth our Entertainment & Sports segment results for the years ended December 31, 2016 and 2017:

	Years ended December 31,		2016 to 2017
	2016	2017	Change	% Change
(in thousands)
Revenue	$1,470,909	$1,989,079	$518,170	35.2%
Adjusted EBITDA	$341,032	$467,193	$126,161	37.0%
Adjusted EBITDA margin	23.2%	23.5%	0.3%	N/M

December 31, 2017 compared to December 31, 2016

Revenue for 2017 increased $518.2 million, or 35.2%, to $1,989.1 million, compared to 2016. Approximately $402 million of the increase relates to the full year impact of the UFC Acquisition. The remaining increase of approximately $116 million was attributable to growth in distribution of live sports data and video to gaming clients, growth in revenue from media rights related to sporting events, as well as the performance of our owned sporting events, including the launch of new events and increased sponsorships. Excluding the full year impact of the UFC Acquisition, revenues increased 10.3% for 2017 compared to 2016.

Adjusted EBITDA in 2017 increased $126.2 million, or 37.0%, to $467.2 million, compared to 2016. The increase in Adjusted EBITDA primarily reflects the full year impact of the UFC Acquisition and the organic revenue growth described above. This was partially offset by higher production and marketing costs associated with the timing of certain events and the launch of new events, as well as increased costs of acquiring media rights and increases in compensation and other costs driven by investment in the business.

Representation

The following table sets forth our Representation segment results for the years ended December 31, 2016 and 2017:

	Years ended December 31,		2016 to 2017
	2016	2017	Change	% Change
(in thousands)
Revenue	$895,050	$1,035,832	$140,782	15.7%
Adjusted EBITDA	$219,155	$253,619	$34,464	15.7%
Adjusted EBITDA margin	24.5%	24.5%	0.0%	N/M

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December 31, 2017 compared to December 31, 2016

Revenue for 2017 increased $140.8 million, or 15.7%, to $1,035.8 million, compared to 2016. The increase is primarily due to growth in our film, scripted television and fashion verticals and the full year impact of the Fusion Marketing and IMG Live acquisition. The remaining increase relates to the growth from existing and new brand clients as well as growth from Endeavor Content. Excluding the full year impact of the Fusion Marketing and IMG Live acquisition, revenue increased 10.9% for 2017 compared to 2016.

Adjusted EBITDA in 2017 increased $34.5 million, or 15.7%, to $253.6 million, compared to 2016. The increase in Adjusted EBITDA was primarily due to organic growth across our talent and brand representation businesses, as well as the full year impact of the Fusion Marketing and IMG Live acquisition. The improvement in Adjusted EBITDA was partially offset by higher personnel and facilities costs to support the growth of various businesses.

Endeavor X

Our Endeavor X segment contains a portfolio of digital businesses that focus on a variety of direct-to-consumer and business-to-business offerings, including streaming services, as well as strategic investments including non-controlling investments in other digital initiatives and early stage ventures.

The following table sets forth our Endeavor X segment results for the years ended December 31, 2016 and 2017:

	Years ended December 31,		2016 to 2017
	2016	2017	Change	% Change
(in thousands)
Revenue	$1,001	$350	$(651)	N/M
Adjusted EBITDA	$(25,347)	$(18,896)	$6,451	N/M

December 31, 2017 compared to December 31, 2016

The Adjusted EBITDA losses in 2016 and 2017 were primarily driven by losses from start-up costs and our equity method investments associated with our digital initiatives.

Although we expect our internal initiatives to generate increasing revenue in 2018, we expect the segment to continue to incur a loss in 2018.

Corporate and other

Corporate and other primarily consists of overhead, personnel costs and costs associated with corporate initiatives that are not fully allocated to the operating divisions. Such expenses include compensation and other benefits for corporate office employees, rent, professional fees related to internal control compliance and monitoring, financial statement audits and legal, information technology and insurance that is managed through our corporate office.

The following table sets forth our results for corporate and other for the years ended December 31, 2016 and 2017:

	Years ended December 31,		2016 to 2017
	2016	2017	Change	% Change
(in thousands)
Adjusted EBITDA	$(179,695)	$(185,813)	$(6,118)	(3.4%)

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December 31, 2017 compared to December 31, 2016

Adjusted EBITDA decreased $6.1 million to ($185.8) million compared to 2016. The increase in expenses was primarily driven by additional corporate personnel and rent required to support the growth of our business.

LIQUIDITY AND CAPITAL RESOURCES

Historical liquidity and capital resources

Sources and uses of cash

Cash flows from operations have historically funded our day to day operations, revenue-generating activities and routine capital expenditures, as well as serviced our long-term debt. Our other principal use of cash has been acquisitions of businesses, which have been funded primarily through equity contributions from our pre-IPO institutional investors and the issuance of long-term debt.

Debt facilities

As of December 31, 2018, we had an aggregate of $            outstanding indebtedness under our Senior Credit Facilities (as defined below), with the ability to borrow up to $             of incremental term loans and $                more under revolving credit facilities under the Senior Credit Facilities.

2014 Credit Facilities

As of December 31, 2018, we have borrowed an aggregate of $            of term loans under the 2014 Credit Facilities. Term loan borrowings under the 2014 Credit Facilities bear interest at a variable interest rate equal to either, at our option, adjusted LIBOR or the alternate base rate (the “ABR”) plus, in each case, an applicable margin. LIBOR term loans accrue interest at a rate equal to adjusted LIBOR plus 2.75%, with a LIBOR floor of 0.00%. ABR term loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.00%, plus (ii) 1.75%. The term loans under the 2014 Credit Facilities include 1% principal amortization payable in equal quarterly installments and mature on May 18, 2025. See Note         , “Debt”, to our consolidated financial statements included elsewhere in this prospectus, for further detail on the 2014 Credit Facilities.

As of December 31, 2018, we have the option to borrow incremental term loans in an aggregate amount equal to at least $550 million, subject to market demand, and may be able to borrow additional funds depending on our First Lien Leverage Ratio (as defined under the 2014 Credit Facilities).

The 2014 Credit Facilities also include a revolving credit facility which has $200 million of capacity with letter of credit and swingline loan sub-limits of up to $75 million and $20 million, respectively. Revolving credit facility borrowings under the 2014 Credit Facilities bear interest at a variable interest rate equal to either, at our option, adjusted LIBOR or the ABR plus, in each case, an applicable margin. LIBOR revolving loans accrue interest at a rate equal to adjusted LIBOR plus 2.00-2.50%, depending on the First Lien Leverage Ratio, with a LIBOR floor of 0.00%. ABR revolving loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.00%, plus (ii) 1.00-1.50%, depending on the First Lien Leverage Ratio. We pay a commitment fee on the revolving credit facility under the 2014 Credit Facilities of 0.25-0.50%, based on our First Lien Leverage Ratio. As of December 31, 2018, we had no borrowings outstanding under this revolving credit facility and outstanding letters of credit of $            . The revolving facility under the 2014 Credit Facilities matures on May 18, 2023.

The revolving facility under the 2014 Credit Facilities is subject to a financial covenant if greater than 35% of the borrowing capacity of the revolving credit facility is utilized at the end of each quarter and not cash collateralized. This covenant did not apply during the year ended December 31, 2018, as we had no borrowings outstanding under this revolving credit facility.

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The 2014 Credit Facilities contain certain restrictive covenants around indebtedness, liens, fundamental changes, guarantees, investments, asset sales and transactions with affiliates.

The borrower’s obligations under the 2014 Credit Facilities are guaranteed by certain of our indirect wholly-owned domestic restricted subsidiaries, subject to certain exceptions. All obligations under the 2014 Credit Facilities and the related guarantees are secured by a perfected first priority lien on substantially all of the borrower’s and the guarantors’ tangible and intangible assets, in each case, subject to permitted liens and certain exceptions.

UFC Credit Facilities

As of December 31, 2018, we have borrowed an aggregate of $            of term loans under the UFC Credit Facilities, consisting of $            of first lien term loans and $            of second lien term loans. Term loan borrowings under the UFC Credit Facilities bear interest at a variable interest rate equal to either, at our option, adjusted LIBOR or the ABR plus, in each case, an applicable margin. LIBOR term loans accrue interest at a rate equal to an adjusted LIBOR plus (A) 3.25%, in the case of the first lien term loans, or (B) 7.50%, in the case of the second lien term loans, in each case with a LIBOR floor of 1.00%. ABR term loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 2.00%, plus (ii) (A) 2.25%, in the case of the first lien term loans, or (B) 6.50%, in the case of the second lien term loans. The first lien term loans include 1% principal amortization payable in equal quarterly installments and mature on August 18, 2023. The second lien term loans mature on August 18, 2024. See Note             , “Debt”, to our consolidated financial statements included elsewhere in this prospectus, for further detail on the UFC Credit Facilities.

As of December 31, 2018, we have the option to borrow incremental term loans in an aggregate amount equal to at least $235 million, subject to market demand, and may be able to borrow additional funds depending on our First Lien Leverage Ratio (as defined under the UFC Credit Facilities). Net proceeds of any additional borrowings available to us would be proportional to our ownership of UFC, subject to the rights of the holders of the Class P Units discussed below under “—UFC Preferred Units.”

The UFC Credit Facilities also include a revolving credit facility which has $150 million of capacity and letter of credit and swingline loan sub-limits of up to $40 million and $15 million, respectively. Revolving credit facility borrowings under the UFC Credit Facilities bear interest at a variable interest rate equal to either, at our option, adjusted LIBOR or the ABR plus, in each case, an applicable margin. LIBOR revolving loans accrue interest at a rate equal to an adjusted LIBOR plus 3.50-4.00%, depending on the First Lien Leverage Ratio, in each case with a LIBOR floor of 0.00%. ABR revolving loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) the prime rate, (c) adjusted LIBOR for a one month interest period plus 1.00% and (d) 1.00%, plus (ii) 2.50-3.00%, depending on the First Lien Leverage Ratio. We pay a commitment fee on the revolving credit facility under the UFC Credit Facilities of 0.25-0.50%, based on our First Lien Leverage Ratio. As of December 31, 2018, we have no borrowings outstanding under this revolving credit facility. The revolving facility under the UFC Credit Facilities matures on August 18, 2021.

The first lien facilities under the UFC Credit Facilities are subject to a financial covenant if greater than 30% of the borrowing capacity of the revolving credit facility is utilized and not cash collateralized. This covenant did not apply during the year ended December 31, 2018, as we had no borrowings outstanding under this revolving credit facility.

The UFC Credit Facilities contain certain restrictive covenants around indebtedness, liens, fundamental changes, guarantees, investments, asset sales and transactions with affiliates.

The borrower’s obligations under the UFC Credit Facilities are guaranteed by certain of UFC Parent’s indirect wholly-owned domestic restricted subsidiaries, subject to certain exceptions. All obligations under the UFC Credit Facilities and the related guarantees are secured by a perfected first priority lien on substantially all

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of the borrower’s and the guarantors’ tangible and intangible assets, in each case, subject to permitted liens and certain exceptions.

Restrictions on Dividends

Both the 2014 Credit Facilities and the UFC Credit Facilities contain restrictions on our ability to make distributions and other payments from the respective credit groups and which therefore limit our ability to receive cash from our operating units to make dividends to the holders of Class A Common Stock. These restrictions on dividends include exceptions for, among other things, (1) amounts necessary to make tax payments, (2) a limited annual amount for employee equity repurchases, (3) distributions required to maintain the parent entities, (4) other specific allowable situations and (5) a general restricted payment basket, as defined in each of the 2014 Credit Facilities and the UFC Credit Facilities.

Other debt

As of December 31, 2018, we have certain other revolving line of credit facilities and long-term debt liabilities, with aggregate borrowing capacity of approximately $            , maturity dates ranging from 2018 to 2028, and bearing interest at rates ranging from 3.08% to 10.5%.

Indebtedness following the consummation of this offering

In connection with this offering, we intend to use a portion of the net proceeds to repay $            million of the outstanding borrowings under our Senior Credit Facilities.

UFC Preferred Units

As part of the UFC Acquisition in 2016, UFC issued $360 million of preferred equity in the form of Class P Units. The holders of Class P Units are entitled to a cumulative distribution at an annual rate of 13.0%, payable quarterly in arrears by accumulating and compounding to the liquidation preference (the “preferred return”). The holders of the Class P Units have the option after the fifth anniversary to switch the rate of the preferred return from the fixed rate of 13.0% to a floating rate of 10.0% plus the five year treasury rate. The fixed rate of 13.0% and the fixed portion of the floating rate of 10.0% increases incrementally by 1.0% after the seventh anniversary, 1.0% after the eighth anniversary and 0.5% after the ninth anniversary. After the third, fourth and fifth anniversary, the Company may elect to redeem any or all of the outstanding Class P Units at an amount per unit equal to the then current liquidation preference, plus a redemption premium of 105%, 102.5% and 100%, respectively.

The Class P Units are subject to certain negative covenants that restrict, among other things, UFC’s ability to repurchase or redeem equity, make certain restricted payments, issue preferred equity, incur indebtedness and enter into affiliate transactions. The terms of the Class P Units also contain events of default, including failures to make required distributions on the Class P Units.

The negative covenants for the Class P Units restrict our ability to make distributions from our UFC subsidiaries to the Company, and therefore limit our ability to receive cash from our UFC operating units to make dividends to the holders of our Class A Common Stock. Generally, the Class P Units prevent any distributions to the Company except for (1) amounts necessary to make tax payments, (2) a limited annual amount for employee stock repurchases, (3) a limited amount for earn-out payments relating to the acquisition of UFC, (4) distributions required to maintain the parent entities and (5) other specific allowable situations.

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Cash Flows Overview

Years ended December 31, 2016 and 2017

	Year ended December 31,
(in thousands)	2016	2017
Net loss from continuing operations, adjusted for non-cash items	$106,554	$197,706
Changes in working capital	(137,809)	10,390
Changes in non-current assets and liabilities	(6,403)	7,932

Net cash (used in) provided by operating activities from continuing operations	$(37,658)	$216,028
Net cash used in investing activities from continuing operations	$(709,097)	$(248,745)
Net cash provided by financing activities from continuing operations	$904,895	$424,545

Discontinued operations:
Net cash provided by operating activities	$43,193	$48,532
Net cash used in investing activities	(4,439)	(4,074)
Net cash used in financing activities	(4,000)	0

Net cash flows provided by discontinued operations	$34,754	$44,458

2017 compared to 2016

Cash provided by operating activities from continuing operations improved $253.7 million. This increase was driven by $91.2 million of improvement in net loss from continuing operations adjusted for non-cash items due to the significant increase in depreciation and amortization, primarily as a result of the UFC Acquisition, as well as the increase in equity based compensation expense. In addition, cash flows from operating activities benefited from $148.2 million in favorable working capital changes from 2016 to 2017 in connection with the timing of events, media rights payments and other operating expenses.

Cash used in investing activities from continuing operations decreased by $460.4 million, primarily due to acquisition net payments of only approximately $13 million in 2017 as compared to approximately $580 million in 2016, primarily due to the UFC Acquisition, partially offset by the investment of $120 million in short-term marketable securities.

Cash provided by financing activities from continuing operations decreased by $480.4 million. 2017 reflects approximately $161 million of net borrowings and approximately $1,303 million of contributions from our equity owners, which was partially used to fund financing outflows related to the acquisition of additional interests in UFC, contingent purchase price payments and the redemption of certain of our existing equity interests. 2016 reflects approximately $374 million of net borrowings and approximately $592 million of contributions from our equity owners, which was principally used to finance acquisitions, including UFC, Frieze and Fusion Marketing and IMG Live.

Future sources and uses of liquidity

Our initial sources of liquidity will be (1) cash on hand, (2) cash flows from operations, (3) available borrowings under our Senior Credit Facilities, including revolving credit facilities under the Senior Credit Facilities and (4) net proceeds from this offering.

Based on our current expectations, we believe that these sources of liquidity will be sufficient to fund our working capital requirements and to meet our commitments, including long-term debt service, in the foreseeable future. We believe we have sufficient liquidity to conduct planned operations for at least the next 12 months.

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Our cash and cash equivalents and short-term investments consist primarily of cash on deposit with banks and liquid investments in money market funds and high rated commercial paper. As of December 31, 2017, cash and cash equivalents totaled $800.0 million and short-term investments totaled $120.0 million.

We expect that our primary liquidity needs will be cash to (1) provide capital to facilitate organic growth of our business, (2) fund future acquisitions and settle acquisition earn-outs from prior acquisitions, (3) pay operating expenses, including cash compensation to our employees, (4) fund capital expenditures, (5) pay interest and principal due on our Senior Credit Facilities, (6) make payments under the tax receivable agreements, (7) pay income taxes, (8) repurchase employee equity and (9) make distributions to members and stockholders.

We expect to refinance the Senior Credit Facilities prior to the maturity of the outstanding loans, with the first maturity for outstanding term loans under the Senior Credit Facilities occurring in 2023. We currently anticipate being able to secure funding for such refinancing at favorable terms, however our ability to do so may be impacted by many factors, including our growth and other factors specific to our business as well as macro-economic factors beyond our control. See “Risk Factors—Risks Related to Our Business—We cannot be certain that additional financing will be available on reasonable terms when required, or at all.”

Tax distributions by Endeavor Operating Company

As described in “Dividend Policy,” following the consummation of this offering, other than as described below, we expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future following the completion of this offering.

Following this offering and subject to funds being legally available, we expect that Endeavor Operating Company will make distributions to each of its members, including the Endeavor Profits Units holders and Endeavor Manager, in an amount sufficient to pay applicable taxes attributable to each member’s allocable share of taxable income of Endeavor Operating Company.

Tax Receivable Agreements

Generally, we are required under the tax receivable agreements described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreements” to make payments to the Post-IPO TRA Holders that are generally equal to 85% of the applicable cash tax savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize (determined by using an assumed combined state and local income tax rate) as a result of favorable tax attributes that will be available to us as a result of the reorganization transactions, exchanges of Endeavor Operating Company Units for Class A common stock or Class B common stock and payments made under the tax receivable agreements. We will retain the remaining 15% of these cash tax savings. We expect that future payments to the Post-IPO TRA Members in respect of the purchases, the exchanges and the mergers described in “Organizational Structure—Reorganization Transactions” will aggregate to approximately $         million and range from approximately $         million to $         million per year over the next 15 years (or approximately $ million in the aggregate, ranging from approximately $         million to $         million per year over the next 15 years if the underwriters exercise their option to purchase additional shares in full). Such payments will occur only after we have filed our U.S. federal and state income tax returns and realized the cash tax savings from the favorable tax attributes. The first payment would be due after the filing of our tax return for the year ending December 31, 2019, which is due March 15, 2020, but the due date can be extended until September 15, 2020. Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts. We currently expect to fund these payments from cash flows from operations generated by our subsidiaries as well as from excess tax distributions that we receive from our subsidiaries.

Under the tax receivable agreements, as a result of certain types of transactions and other factors, including a transaction resulting in a change of control, we may also be required to make payments to the Post-IPO TRA Members in amounts equal to the present value of future payments we are obligated to make under the tax

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receivable agreements. If the payments under the tax receivable agreements are accelerated, we may be required to raise additional debt or equity to fund such payments. To the extent that we are unable to make payments under the tax receivable agreements for any reason (including because our credit agreements restrict the ability of our subsidiaries to make distributions to us) such payments will be deferred and will accrue interest until paid. For a full description of the tax receivable agreements, see “Risk Factors—Risks Related to Our Organization and Structure—We will be required to pay certain of our pre-IPO investors for certain tax benefits we may claim in the future, and the amounts we may pay could be significant” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

Qualitative and Quantitative Disclosures about Market Risk

Interest rate risk

Our exposure to changes in interest rates relates primarily to the floating interest component on our long-term debt. We have not used derivative financial instruments in our investment portfolio. The Senior Credit Facilities bear interest at floating rates. Holding debt levels constant, a 1% increase in the effective interest rates would have increased our interest expense by $             million for the year ended December 31, 2018.

Foreign currency risk

We have operations in a number of countries outside of the United States, and certain of our operations are conducted in foreign currencies, principally the British Pound and the Euro. The value of these currencies fluctuates relative to the U.S. dollar. These changes could adversely affect the U.S. dollar equivalent of our non-U.S. dollar revenue and operating costs and expenses and reduce international demand for our content and services, all of which could negatively affect our business, financial condition and results of operations in a given period or in specific territories.

Holding other variables constant (such as interest rates and debt levels), if the U.S. dollar appreciated by 10% against the foreign currencies used by our operations in 2018, revenues would have decreased by approximately $             million for the year ended December 31, 2018.

We regularly review our foreign exchange exposures that may have a material impact on our business and from time to time use foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of potential adverse fluctuations in foreign currency exchange rates arising from these exposures. We do not enter into foreign exchange contracts or other derivatives for speculative purposes.

Off-Balance Sheet Arrangements

We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any activities that expose us to any liability that is not reflected in our combined financial statements except for those described under “Contractual Obligations, Commitments and Contingencies” below.

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Contractual Obligations, Commitments and Contingencies

The following table represents our contractual obligations as of December 31, 2017, aggregated by type.

	Payments due by period
	Total	2018	2019-2020	2021-2022	After 2022
(in thousands)
Long-term debt, principal repayments (1)	$4,686,502	$55,426	$82,731	$2,739,238	$1,809,107
Long-term debt, interest payments (2)	1,094,531	250,612	478,465	268,032	97,422
Minimum operating lease payments (3)(6)	659,680	79,070	139,497	130,586	310,527
Purchase obligations/guarantees (4)(6)	3,655,332	616,571	1,164,470	872,383	1,001,908
Payments to members/employees (5)(6)	206,642	89,483	95,929	18,542	2,688

Total	$10,302,687	$1,091,162	$1,961,092	$4,028,781	$3,221,652

(1)

The principal balance of certain term loans is repaid on a quarterly basis at an amortization rate of 0.25% per quarter, with the balance due at maturity. See Note 12, “Debt”, to our consolidated financial statements included elsewhere in this prospectus for further detail.

(2)

Variable interest rate payments on our long-term debt are calculated based on the interest rate as of December 31, 2017 and the scheduled maturity of the underlying loans. Interest payments also include a commitment fee of 0.50% that we are required to pay on the unused balance of our revolving credit facilities under the Senior Credit Facilities.

(3)	Our operating leases are primarily for office facilities, equipment and vehicles. Certain of these leases contain provisions for rent escalations or lease concessions.
(4)

We routinely enter into purchase or guarantee arrangements for media, event or other representation rights as well as for advancements for content production or overhead costs with various organizations.

(5)

Certain members receive guaranteed payments from us under contracts through 2024. These payments are made through periodic draws and annual profit-sharing contributions. We are also obligated to a number of our employees under employment agreements that expire at various dates through 2022.

(6)	Includes contractual obligations of our discontinued operations.

The payments that we may be required to make under the tax receivable agreements may be significant and are not reflected in the contractual obligations tables set forth above as they are dependent upon future taxable income. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements requires us to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from our assumptions and estimates.

We believe the following estimates related to certain of our critical accounting policies, could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies.

Revenue Recognition

Revenue is recognized when there is persuasive evidence of an agreement or arrangement, fees are fixed or determinable, services have been rendered and collectability is reasonably assured. Determining whether some or all of these criteria have been met involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

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Multiple-element Arrangements

We have various types of multiple-element arrangements, primarily consisting of multi-year sponsorship and media rights agreements. We allocate revenue to each deliverable within the arrangement based on its relative selling price. For deliverables in an arrangement, such as event tickets and certain advertising sponsorship rights, we have vendor specific objective evidence (“VSOE”) of selling price as we typically sell the same deliverables regularly on a stand-alone basis. Absent VSOE, we consider whether third party evidence (“TPE”) is available. TPE is used in the allocation of certain multi-year media rights agreements for determining the standalone selling price of the deliverables. However, in most instances TPE is not available. Therefore, the standalone selling price for most multiple-element transactions is derived using management’s best estimate. Our process for determining estimated selling prices for deliverables without VSOE or TPE involves management’s judgment and considers multiple factors including company specific and market specific factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors considered by us in developing a best estimate of selling price include, but are not limited to, prices charged for similar deliverables, our ongoing pricing strategy and policies, and consideration of pricing of similar deliverables sold in other multiple-element agreements. If our determination of when revenue recognition criteria are met, determination of standalone deliverables in arrangements or estimates of standalone selling prices of separate deliverables were to change, the timing of our revenue recognition may be different.

Principal versus Agent

We also enter into many arrangements that require us to determine whether we are acting as a principal or an agent. This determination involves judgment and depends on an evaluation of the facts and circumstances, including whether we are primary obligor in the arrangement, set pricing, have discretion in supplier selection and retain credit risk. For events, this determination is primarily based on whether an event is owned by us or whether we are providing an event management service. For media rights distribution, this determination is primarily based on whether we have control over the media rights including setting pricing with customers and retaining customer credit risk. For rebillable expenses related to advertising and brand activation services, this determination is primarily based on whether we have discretion in supplier selection or whether our clients control selection. If our determinations were to change, the amounts of our revenue and operating expenses may be different.

Timing of Recognition

We enter into arrangements whereby we earn commissions or royalties based on our clients’ sales, earnings or back-end profits, which are generally not considered reliably fixed or determinable until we receive supporting statements or other information from our clients or third parties. If our determination of when revenues are fixed or determinable were to change, the timing of our revenue and operating expenses may be different.

We also enter into arrangements related to multiple events. We recognize revenue related to certain of these arrangements over the related athletic season or other fixed period, whereas for certain other of these arrangements we allocate revenue to specific event dates and recognize the allocated portion of such revenue on those dates. If such revenues were recognized based on another basis, or if we made different determinations about which method to apply to a given arrangement, the timing of our revenue and operating expenses may be different.

Pay-per-view Revenue

We recognize revenue from pay-per-view programming when the event is aired and is based upon our initial estimate of the number of buys achieved. This initial estimate is based on preliminary buy information received from certain pay-per-view distributors. Subsequent adjustments to the buys are recognized in the period new information is received, which is generally up to 120 days subsequent to the live event. If our estimates of buys achieved were to change, the timing and amount of our revenue and operating expenses may be different.

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Package Revenue

We earn participation revenues from certain arrangements in which one or more clients play an integral role in the creation, development and production of a broadcast program. Revenue from participation in back-end profits is recognized when the fees are determinable, which is generally when the producer reports the fees to us. If we estimated revenue for these contracts under a different model, the timing and amount of revenue recognition may be different.

Goodwill

Goodwill is tested annually as of October 1 for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. We perform our goodwill impairment test at the reporting unit level, which is one level below the operating segment level. We have three operating and reportable segments, consistent with the way management makes decisions and allocates resources to the business and we have eight reporting units across these three segments.

We have the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. A qualitative assessment includes, but is not limited to, consideration of the results of our most recent quantitative impairment test, consideration of macroeconomic conditions, and industry and market conditions. If we can support the conclusion that it is “not more likely than not” that the fair value of a reporting unit is less than its carrying amount under the qualitative assessment, we would not need to perform the quantitative impairment test for that reporting unit.

If we cannot support such a conclusion or we do not elect to perform the qualitative assessment then the first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flows) corroborated by market multiples when available and as appropriate. We apply what we believe to be the most appropriate valuation methodology for each of our reporting units. We believe our estimates of fair value are consistent with how a marketplace participant would value our reporting units.

The discounted cash flow analyses are sensitive to our estimates of future revenue growth and margins for these businesses.

Our long-term cash flow projections are estimates and inherently subject to uncertainty, particularly during periods of adverse economic conditions. Significant estimates and assumptions specific to each reporting unit include revenue growth, profit margins, terminal value growth rates, discount rates and other assumptions deemed reasonable by management. Where a market approach is utilized, we use judgment in identifying the relevant comparable-company market multiples. These estimates and assumptions may vary between each reporting unit depending on the facts and circumstances specific to that unit. If we had established different reporting units or utilized different valuation methodologies or assumptions, the impairment test results could differ.

If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination.

Our annual impairment review as of October 1, 2017 was performed on a quantitative basis for all of our reporting units and did not result in an impairment charge at any of our reporting units. Based on our quantitative impairment test results, the fair value of our reporting units with significant goodwill balances exceeded the carrying value of our reporting units by over 20%.

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We believe that the estimates and assumptions we made in our quantitative analysis are reasonable, but they are susceptible to change from period to period. Actual results of operations, cash flows and other factors will likely differ from the estimates used in our valuation, and it is possible that differences and changes could be material. A deterioration in profitability, adverse market conditions, significant client losses, changes in spending levels of our existing clients or a different economic outlook than currently estimated by management could have a significant impact on the estimated fair value of our reporting units and could result in an impairment charge in the future.

Intangible Assets

For finite-lived intangible assets that are amortized, we evaluate assets for recoverability when there is an indication of potential impairment or when the useful lives are no longer appropriate. If the estimated undiscounted future cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, an impairment would be measured as the difference between the fair value of the group’s long-lived assets and the carrying value of the group’s long-lived assets. We define an asset group by identifying the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets. If identified, the impairment is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts, but only to the extent the carrying value of each asset is above its fair value.

Identifiable indefinite-lived intangible assets are tested annually for impairment as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of an indefinite-lived intangible may not be recoverable. We have the option to perform a qualitative assessment to determine if an impairment is “more likely than not” to have occurred. In the qualitative assessment, we must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset has a carrying amount that “more likely than not” exceeds its fair value. We must then conduct a quantitative analysis if we (1) determine that such an impairment is “more likely than not” to exist, or (2) forego the qualitative assessment entirely. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining whether a long-lived asset is impaired requires various estimates and assumptions, including whether a triggering event has occurred, the identification of the asset groups, estimates of future cash flows and the discount rate used to determine fair values. If we had established different asset groups or utilized different valuation methodologies or assumptions, the impairment test results could differ, and we could be required to record impairment charges.

Equity-Based Compensation

We grant profit unit awards to certain executives, employees and service providers. These awards represent an indirect interest that entitles the recipient to share in the appreciation of the equity value of Endeavor Operating Company above certain distribution thresholds as of the date of grant.

We record compensation costs related to our equity awards issued to executives and other employees based on the grant date fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period and compensation cost for awards with a performance condition is reassessed each period and recognized based upon the probability that the performance conditions will be achieved. The awards with a performance condition are expensed when the achievement of performance conditions is probable.

We estimate the fair value of equity awards using an option-pricing model, which requires us to make certain estimates and assumptions, such as:

Value of Equity—As our units are not publicly traded, we estimate the fair value of our equity, as discussed further under the ‘Valuation of Equity’ section below.

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Expected term—The expected term represents the period that our awards are expected to be outstanding and is determined based on historical data and current expectations.

Expected volatility—As we do not have a public market trading history, the expected volatility is estimated based on the historical volatility of public companies that are deemed to be comparable to us over the expected term of the award. Industry peers consist of several public companies in our industry which are either similar in size, stage of life cycle or financial leverage.

Risk-Free Interest Rate—We base the risk-free interest rate on the US Treasury yield curve in effect at the time the awards are granted.

Expected Dividends—We do not anticipate paying any cash dividends in the near future and therefore use an expected dividend yield of zero.

The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our equity-based compensation expense could be materially different in the future.

Valuation of Equity

We consider objective and subjective factors to determine our best estimate of the fair value of our equity, including but not limited to, the following factors:

•	recent private stock sale transactions;

•	our historical financial results and estimated trends and prospects for our future financial performance;

•	our performance and market position relative to our competitors and similar publicly traded companies;

•	the likelihood of achieving a liquidity event, such as our initial public offering or sale, given internal company and external market conditions;

•	the economic and competitive environment, including the industry in which we operate; and

•	third-party valuations of our total company equity

We use a hybrid model consisting of a probability weighted expected return model (“PWERM”) and option-pricing model (“OPM”) under sale and IPO scenarios over various time horizons to derive our equity value. A PWERM involves a forward-looking analysis of the potential future outcomes available to the enterprise, the estimation of ranges of future and present value under each outcome, and the application of a probability factor to weigh each outcome as of the estimate date. Both the PWERM and OPM are commonly used techniques for enterprise valuation.

The valuations took into account the factors described above and used a combination of financial and market-based methodologies to determine our business enterprise value.

Investments

We have fair value, equity method and cost investments. The fair value of these investments is dependent on the performance of the investee companies as well as volatility inherent in the external markets for these investments. For our investment recognized at fair value, we have to make various estimates pertaining to the future operating performance of the investee along with judgment in applying appropriate market-based valuation inputs.

In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

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Income Taxes

Endeavor Operating Company is a limited liability company, which is treated as a partnership for U.S. federal and state income tax purposes and is therefore not subject to U.S. corporate income taxes. Endeavor Operating Company’s income, except for the corporate subsidiaries, is subject to tax at the partner level. Endeavor Operating Company’s U.S. and foreign corporate subsidiaries are subject to entity-level taxes. Endeavor Operating Company is also subject to entity-level income taxes in certain U.S. state and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by us in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which we operate. A valuation allowance is provided when we determine that it is “more likely than not” that a portion of a deferred tax asset will not be realized. Our deferred tax positions may change if our estimates regarding future realization of deferred tax assets were to change.

A minimum probability threshold for a tax position must be met before a financial statement benefit is recognized. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The tax benefits ultimately realized by us may differ from those recognized in our financial statements based on a number of factors, including our decision to settle rather than litigate a matter, relevant legal precedent related to similar matters and our success in supporting its filing positions with taxing authorities.

We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included in the related tax liability line in the consolidated balance sheet.

Consolidation

We typically consolidate entities in which we own more than 50% of the voting common stock and control operations, as well as variable interest entities (“VIE”s) for which we are the primary beneficiary. Evaluating whether an entity in which we have a variable interest is a VIE and whether we are the primary beneficiary requires management to make significant judgments involving evaluating the fair value and capitalization of the investee along with the most significant activities of the entity and the party that has power over those activities.

Business Combinations

We account for our business combinations under the acquisition method of accounting. Identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any non-controlling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and non-controlling interest requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items.

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Recent Accounting Pronouncements

Refer to Note 3, “Recent Accounting Pronouncements”, to our consolidated financial statements included elsewhere in this prospectus for further detail on certain accounting standards that have been adopted during 2017 or that have been issued but are not yet required to be adopted and that may be applicable to our future operations.

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BUSINESS

OUR COMPANY

Endeavor is a global entertainment and sports company, home to many of the world’s most dynamic and engaging storytellers, brands, live events and experiences. We create value for our clients – talent, brands and IP – and owned assets through our integrated capabilities of representation, content development, content distribution and sales, event production, sponsorship and licensing, and direct-to-consumer offerings. We leverage these capabilities to generate revenue in a variety of ways, including media rights sales, television packaging fees and profit participations, sponsorships, ticket sales, subscriptions, license fees (data, streaming and media) pay-per-view programming, tuition, profit sharing, commissions and strategic consulting fees. Our diverse client base and iconic owned assets combined with our integrated capabilities and flexible business model form a platform that we believe not only amplifies economic potential for our clients, but also allows us to generate revenue in new ways and to maximize revenue from existing relationships and assets across our various businesses.

We believe our platform is highly adaptable to the ever-changing entertainment and sports ecosystem and well positioned for continued growth as audiences increasingly seek premium forms of content (e.g., television shows, films, documentaries, video games, podcasts, education, live events and experiences). We are responsive to the growing demand for this content and agnostic to both how that demand is fulfilled and where that content is consumed. Capitalizing on our unique vantage point at the center of this ecosystem, we have broadened our capabilities and created a robust portfolio of owned assets. Beginning with the formation of the original Endeavor talent agency in 1995; our merger with the venerable William Morris Agency to form WME in 2009; and the acquisition of media, sports and fashion leader IMG in 2014; followed by a series of organic growth initiatives, digital investments, strategic partnerships, joint ventures and acquisitions, most notably UFC in 2016, we have built a platform that we believe is incredibly difficult to replicate by any other company.

Amidst both industry shifts and our own evolution, access has remained at Endeavor’s core. Once defined by access to talent (e.g., writers, actors, musicians, models and athletes), we have broadened this access to include blue-chip brands (e.g., consumer product companies, sports federations and properties, global broadcasters and digital companies), IP (e.g., television shows, films, books, podcasts and video games) and owned assets (e.g., UFC, PBR, the Miami Open and Frieze), reaching diverse audiences across key media verticals globally. We have also extended our capabilities to amplify and complement our clients’ businesses, helping them reach new audiences and identify new opportunities for growth.

We currently deliver our integrated capabilities across our reporting segments of Entertainment & Sports, Representation and Endeavor X, as described in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Business Overview.” Our business has delivered consistent growth and strong financial performance. For the year ended December 31, 2017, we generated $3,020.1 million in revenue, net loss of $173.2 million, Adjusted Net Income of $109.6 million and Adjusted EBITDA of $516.1 million. For a discussion of Adjusted Net Income and Adjusted EBITDA and a reconciliation to the most closely comparable GAAP measures, see “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data.”

OUR PLATFORM

Endeavor’s platform offers a comprehensive solution for our diverse array of clients and owned assets to expand their presence across entertainment and sports by leveraging our integrated capabilities. We have demonstrated the ability to generate growth, identify complementary opportunities and open up new categories of business. Our platform offers breadth and depth of access that both retains and continually attracts new creative talent and opportunities. We believe this creates a powerful network that when combined with our integrated

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capabilities and flexible business model not only amplifies economic potential for our clients, but also allows us to generate revenue in new ways and to maximize revenue from existing relationships and assets across our various businesses.

OUR INTEGRATED CAPABILITIES

Representation

Since 1898, we have represented some of the world’s greatest talent, including entertainers, content creators, legendary athletes, sports institutions and style icons. In 2018, for example, we represented more Academy Award and Grammy winners than any other talent agency, as well as some of television’s most prolific creators; packaged more than 300 television series that premiered across broadcast, cable and streaming channels; represented over 60% of headliners of the major music festivals in the U.S.; and managed the careers of seven of the 10 highest paid models according to Forbes. We continue to be a primary packager and/or provider of content to broadcast and cable networks (accounting, for example, for half of the new series ordered by broadcast networks in 2018 and half of HBO’s current original programming) and have also become one of the largest providers of content to the streaming video-on-demand ecosystem. We are dedicated to helping our more than 6,000 clients build their brands; maintain creative control of their destinies; and diversify and grow their businesses through our platform, providing them opportunities to increase their monetization potential and amplify their reach.

Content Development

Our content capabilities range from concept creation and financing to production, marketing and sales, on behalf of hundreds of represented creators, sports federations, events and other brands, as well as our owned assets. We provide a full range of entertainment content development services for creators of premium television properties, documentaries, feature films and podcasts seeking greater ownership and creative freedom as they navigate the media landscape. We have financed, packaged and/or sold more than 100 shows and films through Endeavor Content, including “The Night Manager,” “La La Land” and “Killing Eve.” Through our state-of-the-art studios, we produce live competition and editorial video content for leading sports properties, such as the English Premier League, Wimbledon, the Ryder Cup and La Liga, as well as for our owned assets including UFC and PBR. We also offer three 24/7 sports channels – the Premier League Content Service for international broadcasters, which includes live matches and regular editorial programming; Sport 24, the first-ever live sports channel for the airline and cruise industries; and EDGEsport, a premium action sports channel.

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Content Distribution and Sales

We are one of the largest independent global distributors of sports programming. We sell media rights globally on behalf of more than 150 clients such as the IOC and NFL, as well as our owned assets including UFC, PBR and Miss Universe. We also work with more than 200 leading sportsbook brands worldwide to deliver live streaming video and data feeds for more than 45,000 sports events annually, as well as on-demand virtual sports products. This infrastructure also powers the global sale of premium television properties, documentaries and feature films.

Event Production

We own and/or produce more than 700 events annually around the globe, including sporting events covering 20 sports across 25 countries, international fashion weeks, art fairs and music, culinary and lifestyle festivals. We continue to expand our existing owned assets such as UFC, PBR, Frieze, Winter Wonderland and Taste Festivals, domestically and into new markets, including China and Russia. We also develop new events including the Tastemaker culinary series and the World Restaurant Awards. In addition, we create festival environments inclusive of culinary, music and esports around our established properties and events like UFC (International Fight Week), PBR (Helldorado Days) and the Miami Open.

Sponsorship and Licensing

We are the agency of record for global blue-chip brands that collectively spend over $60 billion in worldwide advertising annually, including Anheuser-Busch InBev and Visa. We represent brands across licensing, marketing, advertising, digital, public relations, analytics and experiential. Our integrated set of services has grown to include branding and marketing leaders like 160over90 and experiential marketing firms such as IMG Live and Fusion Marketing. Beyond our work directly for brands, we help drive sponsorship, licensing and endorsement deals on behalf of talent, IP and owned assets across our platform, leading us to be a regularly ranked top licensing agency according to License Global magazine.

Direct-to-Consumer

Through the relationships and access generated by our platform, we seek opportunities to directly engage with consumers across a range of mediums including digital video, audio, experiences and education. Rooted in our acquisition of NeuLion in 2018, subsequently rebranded as Endeavor Streaming, we are able to provide our clients and owned assets such as UFC and PBR with streaming video solutions (e.g., UFC FIGHT PASS and PBR RidePass). Through Endeavor Audio, we have the ability to develop and distribute podcasts. We are also curating one-of-a-kind VIP experiences for corporate clients and consumers through Endeavor Experiences, with access ranging from backstage moments at concerts to cooking demos with top chefs. In the education and training space, we operate IMG Academy and the UFC Performance Institute, both of which offer specialized training to athletes. We are currently exploring a variety of other direct-to-consumer opportunities as we continue to expand our suite of offerings.

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OUR PLATFORM AT WORK

•	Talent Case Study: Dwayne Johnson

Since signing in 2011, Dwayne Johnson has steadily risen from WWE star to movie star to multi-hyphenate with a creative empire stretching across every genre. In 2016, Johnson broke out as Forbes’ highest-paid actor, and has since pushed further into television, merchandise, advertising and digital, often in collaboration with other Endeavor clients.

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•	Brand Case Study: Under Armour

Leading sports, health, and fitness brand Under Armour is a long-time client on the marketing and advertising side, as well as an apparel sponsor of IMG Academy. The brand also sponsors a number of clients, including Dwayne Johnson.

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•	IP Case Study: Fortnite

Epic Games’ Fortnite has generated over $1 billion in revenue since emerging onto the gaming scene in 2017. We are a strategic investor in Epic Games and operate events, manage licensing and represent certain media rights on behalf of the iconic Fortnite franchise.

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•	Owned Asset Case Study: UFC

Since acquiring UFC in 2016, the 25-year-old organization has achieved strong growth across live events with a record 15 sell-outs in 2018 across a host of new markets; enhanced media rights including a record deal with UFC in the U.S. and numerous new international media rights deals; sponsorship and licensing with more than 40 new partners; original content via its streaming service UFC FIGHT PASS; and talent integration from across the Endeavor platform. With more than 277 million fans and one of the youngest and most diverse demographics in all of sports, UFC continues to sell out some of the biggest and most prestigious arenas around the globe, while broadcasting in over 160 territories to approximately 1 billion households.

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Competitive Strengths

•

Scaled Platform at the Center of the Entertainment and Sports Ecosystem. We believe our platform is distinguished by its longevity, access, scale and network. We trace our roots back to the establishment of the William Morris Agency in 1898 and IMG in 1960. We represent more than 6,000 clients, conduct business in over 160 countries and manage in excess of 700 events annually. We believe our expertise and the breadth and scale of our capabilities allow us to be adaptable in identifying revenue-generating opportunities for our clients and owned assets, which powers our platform. The growth in our client base and owned assets, in turn, enhances each of our capabilities, further reinforcing our platform.

•

Flexible and Varied Revenue Models. We apply the appropriate model to each potential revenue opportunity to maximize that opportunity on behalf of our clients and owned assets. We have the flexibility to generate revenue in a variety of ways, including media rights sales, television packaging fees and profit participations, sponsorships, ticket sales, subscriptions, license fees (data, streaming and media), pay-per-view programming, tuition, profit sharing, commissions and strategic consulting fees. We also continue to develop and explore new revenue models.

•

Scalable Global Footprint. Endeavor’s broad presence currently includes approximately 7,000 employees across more than 20 countries. We augment our global reach through relationships with strategic local partners around the world. For example, we formed a partnership in 2016, Endeavor China, with investment capital from Sequoia Capital China, Tencent and affiliates of FountainVest Partners to expand our presence in China. We leverage our global footprint to expand the reach of our capabilities and enhance our competitive positioning. We have demonstrated our ability to successfully expand our owned and represented events into new markets, including the expansion of UFC to Russia and China. In addition, we believe Endeavor’s platform is attractive to brands and IP holders with limited regional distribution infrastructure given our production and sales capabilities in various international locations. For example, we now sell entertainment content globally through the infrastructure initially built by our IMG Media team to support the distribution of sports programming.

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Acquisition Expertise. Since 2014, we have completed a number of mergers and acquisitions, including, most notably, IMG and UFC. We believe our platform and agency-driven insights allow us to see around the corner, identifying industry trends and related acquisition opportunities. We believe Endeavor is an acquirer of choice for entrepreneurs and businesses attracted to the power of our platform, and as a result, we benefit from the inbound and often proprietary opportunities generated by our relationships and platform. We have a core competency in evaluating these opportunities with a disciplined investment approach, integrating them and realizing synergies.

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Well-positioned to Benefit from Growing End Markets. We have a history of consistently embracing disruption and thriving as transformative technologies have emerged, traditional models have evolved and the definition of content has broadened. We believe that, unlike many of our competitors across entertainment and sports, we are well-positioned to respond to the growing demand for all forms of premium content. Our strong positioning in healthy, growing end markets enhances our competitive ability to retain existing and attract new clients and opportunities to our platform.

•

Entrepreneurial Culture Led by a Visionary, Seasoned Management Team. We encourage and empower our employees to leverage the resources of our platform to pursue new opportunities for our clients and owned assets. We believe this dynamic culture in turn attracts clients and partners who are themselves aspirational and growth oriented. Established by our visionary founders, including our Chief Executive Officer Ariel Emanuel and our Executive Chairman Patrick Whitesell, this entrepreneurial and creative culture is reinforced daily by them, and strengthened by our deep executive leadership team.

•

Strong Growth and Robust Operating Margins. Since the start of 2015, we have grown revenue at a             % compounded annual growth rate, driven by industry tailwinds, organic reinvestment and strategic acquisitions. Further, our business generated Adjusted EBITDA margins of approximately             % in 2018. We believe our financial profile provides flexibility to continue to execute upon our

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various growth initiatives. Our model is further supported by the diversification of our business, which we believe helps insulate our revenue and earnings streams from operational and market volatility.

Growth Strategies

•

Leverage Platform Capabilities to Increase Opportunities for Our Clients and Owned Assets. We intend to continue leveraging the breadth of our scaled platform’s capabilities and the depth of our expertise to generate additional complementary opportunities for our clients and owned assets. Our experience in opening up new lines of business for our clients and owned assets, such as supporting the launch of talent-branded product lines (e.g., Under Armour Project Rock) or growing a direct-to-consumer service (e.g., UFC FIGHT PASS and PBR RidePass), continually adds to our institutional expertise. We believe these successes allow us to both deepen relationships with our existing clients and attract new clients, strengthening our platform’s network benefits and driving further revenue growth.

•

Expand in High Growth Verticals. Beyond our current growing end markets, we are further expanding our presence in high growth verticals that have thrived as technology has transformed the entertainment and sports landscape. We are enhancing our existing direct-to-consumer services with Endeavor Streaming to deepen our consumer relationships and engagement and to expand our global reach. We are also growing our podcast offering, while continuing to expand our esports presence, building on the success of our sponsorship and licensing relationship with Fortnite. Given the increasing demand for immersive live experiences, we continue to develop new VIP experiences for corporate clients and consumers through Endeavor Experiences. These experiences range from bespoke backstage moments at concerts to intimate cooking demos with top chefs. We believe our platform provides us unique insights to continue identifying and investing in emerging high growth verticals.

•

Expand Global Presence. We have grown globally to now conduct business in more than 160 countries and intend to continue expanding our international presence both organically and inorganically through businesses such as Endeavor China. We envision demand for our clients and owned assets will continue to grow in markets around the world and therefore aim to improve and increase access and activation opportunities across our platform, particularly in certain large media markets such as China and Russia.

•

Pursue Strategic Mergers and Acquisitions. We have successfully completed a number of strategic acquisitions that have expanded Endeavor’s capabilities, created our portfolio of owned assets and allowed us to deepen our relationships with our clients. We believe our agency-led insights give us a pulse on the market that we leverage to capitalize on key industry trends. We plan to continue to selectively pursue merger and acquisition opportunities with a disciplined investment approach to further improve our growth trajectory and enhance our platform’s capabilities. We also expect to continue to invest in our acquisition sourcing, evaluation, execution and integration resources.

•

Increase Ownership of Premium Assets. We intend to continue investing in premium content assets as the market demand for quality content and live experiences continues to grow. We believe we are well positioned to identify and extract the true value potential of under-monetized content by leveraging the breadth and scale of our platform. We have deliberately transformed our business mix, significantly increasing our proportion of revenue contributed by owned assets, and we expect this percentage to continue to grow as we capitalize on value creation through our integrated capabilities.

Our Industry and Market Opportunity

The markets in which we participate are global, large and benefit from robust industry growth trends. Consumers are increasingly more engaged with entertainment and sports content and live experiences. The daily time spent with major media in the United States increased from 3.7 hours per day in 2011 to 5.9 hours per day in 2017, according to the Internet Trends 2018 report published by Kleiner Perkins. Due to multi-tasking, the average American adult led a “31-hour day” in 2017, with more than 12 hours spent consuming media and technology, according to Activate Inc., and these figures are only expected to rise further in the future.

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The global entertainment, sports and media market was an estimated $1.9 trillion in 2017 and is expected to grow at a 4% compound annual growth rate (“CAGR”) through 2022 to $2.4 trillion, according to third party research. We believe we benefit from the growth of all entertainment, sports and media verticals, in particular:

Television and Film Content

According to third party research, the global subscription television industry (including OTT services) and the film industry, as illustrated by movie ticket sales, are expected to grow at a blended 4% CAGR from $293 billion in 2017 to $350 billion by 2022. This includes the OTT industry’s expected growth at a 10% CAGR from $36 billion in 2017 to $58 billion by 2022. The global film industry, as illustrated by movie ticket sales, is expected to grow at a 8% CAGR from $46 billion in 2017 to $66 billion by 2022, according to Technavio.

Television subscription fees across traditional cable, satellite and OTT distribution channels in aggregate are growing, driving up the value of television and film content. The proliferation of acquirers of content, including broadcast networks, cable networks, satellite providers and OTT providers such as Alibaba, Alphabet/Google through YouTube, Amazon, Hulu, Facebook, Netflix and Tencent has increased the competition for new, high-quality original programming as well as library content. Netflix and Amazon are expected to increase their combined spend on original programming from approximately $212 million in 2014 to approximately $7 billion in 2021, according to Kagan, a media research group within S&P Global Market Intelligence. OTT providers have accelerated syndication timelines and created windows for previously non-syndicated formats, such as serialized dramas and non-scripted/reality shows. The film industry is also benefitting from growth in digital home viewing and premium movie-going experiences.

Sponsorship and Licensing

Around the world, sponsorship and licensing have become key strategies for brands to obtain exposure, achieve better recall, communicate themes and drive increased consumer engagement. In 2018, sponsors in North America alone spent an estimated $24 billion on sponsorships, up from $21 billion in 2014, according to Statista 2019-Worldwide; IEG; 2009 to 2017. In addition, sports sponsorships were projected to account for approximately 70% of total North American sponsorship spending in 2018, according to ESP Properties. Globally, in 2018, there was an estimated spend of $66 billion on sponsorships, up from $43 billion in 2008, according to Statista. As for the overall advertising landscape, Zenith estimated that global advertising spending reached $579 billion in 2018, and will grow at a CAGR of 4% through 2020. According to a survey by the International Licensing Industry Merchandisers’ Association, global retail sales and revenue from licensed goods and services increased to $272 billion in 2017, up 3% since 2016.

Live Events

Consumers are increasingly attending more live events, seeking unique, immersive experiences which can be shared on social media. According to Technavio, the total global live ticketing industry (excluding film) was $78 billion in 2017 and is expected to grow at a 6% CAGR to $105 billion by 2022.

The music industry represents one of the largest live event markets with global concert ticket sales expected to grow at a 7% CAGR from $19 billion in 2017 to $26 billion by 2022, according to Technavio. According to a 2017 survey conducted by Eventbrite, 78% of Americans attended a live event in the past year, with millennials leading this trend. Additionally, according to the same 2017 survey by Eventbrite, 89% of millennials attended at least one live event within the past 12 months, up from 82% in 2014. Furthermore, three out of four millennials surveyed by Eventbrite would choose to spend their money on an experience rather than buying material items. As a sign of the importance of live events across the media landscape, in 2018 the top-earning musicians generated more of their income from touring than from any other source, according to Billboard.

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Sports

The global sporting events industry is projected to grow from $161 billion in 2018 to $180 billion by 2021 at a 4% CAGR, according to Technavio. The North American sports industry alone is projected to reach $71 billion in 2018, growing at a 3% CAGR to $80 billion by 2022, according to third party research.

According to SportBusiness Group, Global Media Report 2018, the global sports media rights industry comprised a $47 billion market in 2017 and is expected to grow to $53 billion by 2021. Television networks focus on securing live sports broadcasts as one of the last “must-watch” live television experiences, and their broadcasts bring in significant advertising and sponsorship revenue. The sports media rights industry is also benefiting from the same industry trends driving television and film content, with both traditional incumbents and disruptive digital newcomers competing to license compelling sports content for their respective video platforms. As examples of digital platforms beginning to invest in sports content, in 2018, Amazon signed a two-year deal for certain NFL rights for its Amazon Prime service and Facebook has licensed streaming rights for select MLB games. Similarly, Disney, on the back of its acquisition of BAMTech in 2017, launched ESPN+, an ESPN branded multi-sport OTT video streaming service, and recently acquired UFC’s linear and digital U.S. media rights as part of a five-year deal.

Additionally, the global sports betting and lotteries industry generated $217 billion in 2018, according to IBISWorld, and we believe the industry will continue to grow with further sports betting legalization in the United States and distributors will continue to place a premium on live sports context. In May 2018, the Supreme Court ruled that the Professional and Amateur Sports Protection Act of 1992 was unconstitutional, allowing each state to now determine for itself whether to legalize sports betting. A number of states have already done so, and we expect more to follow. If all 50 states legalize sports betting, it is estimated that the U.S. market could be worth up to $16 billion. This growth in sports betting is a global trend and we expect demand for sports data and video rights to grow as this industry expands.

Our Approach:

We believe we possess the knowledge, access and capabilities to create and distribute premium content across key media verticals, and that we are well positioned to continue to benefit from the transformation and growth in our largest verticals as demonstrated by:

•

Television and Film Content: While we continue to be a primary packager and/or provider of content to broadcast and cable networks (accounting, for example, for half of the new series ordered by broadcast networks in 2018 and half of HBO’s current original programming), we have also become one of the largest providers of content to the streaming video-on-demand ecosystem. We currently have more than 80 streaming titles ordered to series or on air across Netflix, Amazon, Hulu, Apple, Facebook, YouTube Red, Disney+ and other OTT services. On Netflix alone, we have packaged over 40 series that are either on air or in production. We have packaged half of Apple’s current series in production, as well as some of Amazon and Hulu’s most successful shows, in addition to more than a dozen new shows currently in production.

•

Live Events: In response to a growing demand for immersive live events and experiences, we continue to expand our sports and lifestyle events portfolio, while creating festival environments around our tent pole events to attract larger and more diverse audiences. We are also creating entirely new event concepts, including our Tastemaker series and World Restaurant Awards in the culinary space, as well as a number of talent-driven festivals and exhibitions. Capitalizing on the rise in global concert sales, we are also now booking more than 36,000 concert dates annually for our clients around the world.

•

Sports: As the demand for live sporting events and sports broadcasts grows, we continue to invest in and grow our sports events and media rights businesses. Through Endeavor Streaming, we are now able to support our owned assets like UFC FIGHT PASS and PBR RidePass with digital video distribution capabilities, while also providing this offering to our clients. As sports betting has grown around the world, we have built a rapidly growing sports data operation within our IMG Media

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business called IMG Arena to provide data and video for more than 45,000 sports events per year to sports betting platforms. We also entered into esports early as a founder of ELEAGUE and have parlayed that experience into a growing, multi-layered partnership with Epic Games’ Fortnite.

•

Sponsorship and Licensing: Through Endeavor Global Marketing, we have built a full-service marketing agency to aid leading brands like Anheuser-Busch InBev and Visa in navigating a rapidly changing advertising landscape where the value of the 30-second spot has been supplanted or diminished by new content distribution channels. We are also one of the largest independent licensing agencies and continue to expand our client portfolio to include leading brands like Fortnite.

Intellectual Property and Other Proprietary Rights

We consider intellectual property to be very important to the operation of our business and to driving growth in our revenues, particularly with respect to professional engagements, sponsorships, licensing rights and media distribution agreements. Our intellectual property includes the “Endeavor,” “WME,” “William Morris Endeavor,” “IMG,” “UFC,” “Miss Universe” and “PBR” brands in addition to the trademarks and copyrights associated with our packaged content, events and the rights to use the intellectual property of our commercial partners. Substantially all of our IP and owned assets that we acquire is protected by trademarks and copyright, whether registered or unregistered.

Competition

The entertainment and sports markets in which we participate are highly competitive. We face competition from alternative providers of the services, content and events we and our clients and owned assets offer and from other forms of entertainment and leisure activities.

In our Entertainment & Sports segment, we face competition from other live, filmed, televised and streamed entertainment, including competition from other companies in the media rights industry. In our Representation segment, we compete with other agencies that represent and/or manage clients including talent and brands. In our Endeavor X segment, we face competition from other direct-to-consumer and business-to-business offerings, such as streaming video programming distributors and internet-based content providers. For a discussion of risks relating to competition, see “Risk Factors—The markets in which we operate are highly competitive, both within the United States and internationally.”

Properties

The following table sets forth the location, use and size of our significant corporate and other facilities as of December 31, 2018. We own the multi-sports academy in Bradenton, Florida and the corporate offices and studio in Las Vegas, Nevada listed below, and we lease the other properties listed. The leases expire at various times through 2028, subject to renewal options (except for the corporate offices and studios in London, England).

Location	Use	Approximate Size
Beverly Hills, California	Corporate offices	273,000 square feet
New York, New York	Corporate offices	262,000 square feet
Las Vegas, Nevada	Corporate offices and studios	312,000 square feet
Nashville, Tennessee	Corporate offices	42,000 square feet
London, England	Corporate offices and studios	274,000 square feet
Cleveland, Ohio	Corporate offices	33,200 square feet
Bradenton, Florida	Multi-sports academy	500 acres

In addition, we lease several other offices that are not material to our operations.

Employees

As of December 31, 2018, we had approximately 7,100 employees in more than 20 countries. We believe that our relations with our employees are good.

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Legal Proceedings

UFC has five related class-action lawsuits filed against it in the United States District Court for the Northern District of California between December 2014 and March 2015 by a total of eleven former UFC fighters. The complaints in the five lawsuits are substantially identical. Each alleges that UFC violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional MMA bouts and monopolizing the alleged market for elite professional MMA Fighters’ services. Plaintiffs claim that UFC’s alleged conduct injured them by artificially depressing the compensation they received for their services and their intellectual property rights, and they seek treble damages under the antitrust laws, as well as attorneys’ fees and costs, and injunctive relief. UFC believes the lawsuits are meritless and therefore intends to defend itself vigorously against the allegations in the complaints.

In addition, from time to time, we are involved in disputes or litigation relating to claims arising out of our operations. While management currently believes we are not party to any legal proceedings that could reasonably be expected to have a material adverse effect on our business, financial condition and results of operations, legal proceedings are inherently uncertain.

Regulation and Legislation

We are subject to federal, state and local laws, both domestically and internationally, and at the state level by athletic commissions, governing matters such as:

•	licensing laws for talent agencies, such as California’s Talent Agencies Act;

•	operation of our venues;

•	licensing, permitting and zoning;

•	health, safety and sanitation requirements;

•	the service of food and alcoholic beverages;

•	working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employment laws and regulations;

•	our employment of youth workers and compliance with child labor laws;

•	compliance with the FCPA, the Bribery Act and similar regulations in other countries, as described in more detail below;

•	antitrust and fair competition;

•	data privacy and information security;

•	marketing activities;

•	environmental protection regulations;

•	imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions or currency exchange controls;

•	licensing laws for the promotion and operation of MMA events; and

•	government regulation of the entertainment and sports industry.

We monitor changes in these laws and believe that we are in material compliance with applicable laws. See “Risk Factors—Risks Related to Our Business—We are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business.”

Many of the events produced or promoted by our businesses are presented in venues which are subject to building and health codes and fire regulations imposed by the state and local governments in the jurisdictions in

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which the venues are located. These venues are also subject to zoning and outdoor advertising regulations and require a number of licenses in order for us to operate, including occupancy permits, exhibition licenses, food and beverage permits, liquor licenses and other authorizations. In addition, these venues are subject to the U.S. Americans with Disabilities Act of 1990 and the U.K.’s Disability Discrimination Act 1995, which require us to maintain certain accessibility features at each of the facilities.

In various states in the United States and some foreign jurisdictions, we are required to obtain licenses for promoters, medical clearances and other permits or licenses for our athletes and permits for UFC’s live events in order for us to promote and conduct UFC’s live events. Generally, we or our employees hold promoters and matchmakers licenses to organize and hold UFC’s live events. We or our employees hold promoters and matchmakers licenses in a number of states, including California, Nevada, New Jersey and New York.

We are required to comply with the anti-corruption laws of the countries in which we operate, including the FCPA and the Bribery Act. These regulations make it illegal for us to pay, promise to pay or receive money or anything of value to, or from, any government or foreign public official for the purpose of directly or indirectly obtaining or retaining business. This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

Our entertainment and sports businesses are also subject to certain regulations applicable to our Internet web sites and mobile applications. We maintain various web sites and mobile applications that provide information and content regarding our businesses and offer merchandise and tickets for sale. The operation of these web sites and applications may be subject to a range of federal, state and local laws.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Ariel Emanuel	57	Chief Executive Officer and Director
Patrick Whitesell	53	Executive Chairman and Director
Jason Lublin	47	Chief Financial Officer
Mark Shapiro	48	President
Seth Krauss	48	Chief Legal Officer
Kerry Chandler	54	Chief Human Resources Officer
Christian Muirhead	40	Chief Communications Officer
Egon Durban	45	Chairman of the Board and Director
Stephen Evans	42	Director

Set forth below is a brief biography of each of our executive officers and directors.

Ariel Emanuel is the Chief Executive Officer of the Company and has served in that position since October 2017. He previously served as the Co-Chief Executive Officer of the Company since July 2014, and as Co-Chief Executive Officer of William Morris Endeavor Entertainment, LLC since 2009. He has previously worked for ICM Partners and InterTalent. Mr. Emanuel currently serves on the board of directors of Live Nation Entertainment, Inc., and on the board of trustees of The Museum of Contemporary Art. Mr. Emanuel is a graduate of Macalester College. Mr. Emanuel was selected to serve on our board of directors because of his experience and knowledge of the entertainment industry, including as our Chief Executive Officer.

Patrick Whitesell is the Executive Chairman of the Company and has served in that position since October 2017. He previously served as the Co-Chief Executive Officer since July 2014 and as Co-Chief Executive Officer of William Morris Endeavor Entertainment, LLC since 2009. He has previously worked for United Talent Agency and InterTalent. Mr. Whitesell is a graduate of Luther College. Mr. Whitesell was selected to serve on our board of directors because of his experience and knowledge of the entertainment industry, including as our Executive Chairman.

Jason Lublin is the Chief Financial Officer of the Company and has served in that position since January 2017. He previously served as the Chief Operating Officer of the Company since July 2014 and as Chief Operating Officer of William Morris Endeavor Entertainment, LLC since December 2013. Prior to that, Mr. Lublin served as the Chief Financial Officer of The Endeavor Agency, L.L.C. since joining in 2007 until December 2013. He has previously worked for Broadband Sports, Coopers & Lybrand, Plan Ahead LLC and Rexford Funding. Mr. Lublin is a graduate of the University of Wisconsin–Madison and obtained his Masters in Business Administration from the University of Southern California.

Mark Shapiro is the President of the Company and has served in that position since December 2018. He previously served as the Co-President of the Company since November 2016 and as Chief Content Officer of the Company from September 2014 to November 2016. Prior to that, Mr. Shapiro served as Executive Producer of Dick Clark Productions from September 2012 to September 2014, and was its Chief Executive Officer from May 2010 to September 2012. From December 2005 through May 2010, he served as a Director, President and Chief Executive Officer of Six Flags Entertainment Corporation and has worked for ESPN. Mr. Shapiro currently serves as a member of the board of directors of Live Nation Entertainment, Inc., Frontier Communications Corporation, Papa John’s International, Inc. and Equity Residential. Mr. Shapiro is a graduate of University of Iowa.

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Seth Krauss is the Chief Legal Officer of the Company and has served in that position since June 2014. Previously, he served as the Executive Vice President and General Counsel of Take Two Interactive Software Inc. from March 2007 to June 2014. From March 2004 through March 2007 he served in the Legal and Compliance Division of Morgan Stanley, first as Vice President and Counsel and then as Executive Director and Counsel. From 1995 until joining Morgan Stanley in March 2004, Mr. Krauss served as an Assistant District Attorney and Senior Investigative Counsel in the New York County District Attorney’s Office. Mr. Krauss graduated with a Bachelor of Arts in History and Political Science from Duke University in Durham, North Carolina and a Juris Doctor from the Washington University in St. Louis School of Law.

Kerry Chandler is the Chief Human Resources Officer of the Company and has served in that position since December 2018. Previously, she was the Chief Human Resources Officer of Under Armour, Inc. from January 2015 to November 2018. Prior to that, she was Global Head of Human Resources for Christie’s International from January 2014 to November 2014. Ms. Chandler was previously the Executive Vice President of Human Resources for the National Basketball Association from January 2011 to January 2014 and Senior Vice President of Human Resources from October 2007 to December 2010. Ms. Chandler also held executive positions in human resources for the Walt Disney Company, including Senior Vice President of Human Resources for ESPN and Senior Vice President of Human Resources for Hong Kong Disneyland. She has also previously held various senior management positions in Human Resources for IBM, Motorola, Inc. and Exxon Mobil Corporation, and began her career at the McDonnell Douglas Corporation. Ms. Chandler graduated with a Bachelor of Science degree in Public Administration from Lincoln University in Missouri, a Masters in Human Resources Management from Washington University in St. Louis, and a Masters of Management from McGill University in Montreal.

Christian Muirhead is the Chief Communications Officer of the Company and has served in that position since 2014. Mr. Muirhead first joined the William Morris Agency, LLC in 2004 as Director of Corporate Communications before becoming Vice President and then Head of Corporate Communications in 2008. Following the William Morris Agency, LLC’s merger with The Endeavor Agency, L.L.C. in 2009, he became Head of Corporate Communications for William Morris Endeavor Entertainment, LLC. Mr. Muirhead previously worked in international publicity at Warner Bros. Pictures. He is a graduate of Boston University.

Egon Durban became a director of the Company on May 16, 2012 and became the Chairman of the board of directors of the Company on May 6, 2014. Mr. Durban is a Managing Partner and Managing Director of Silver Lake, a global private equity firm. Mr. Durban joined Silver Lake in 1999 as a founding principal and is based in the firm’s Menlo Park office. He serves on the board of directors of Dell Technologies, Motorola Solutions, Pivotal Software, SecureWorks, UFC, Unity, VMware, and Verily. Previously, he served on the board of Skype, and was Chairman of its operating committee, served on the supervisory board and operating committee of NXP, and served on the boards of Intelsat and Multiplan. Prior to Silver Lake, Mr. Durban worked in Morgan Stanley’s Investment Banking Division. Mr. Durban currently serves on the board of Tipping Point, a poverty-fighting organization that identifies and funds leading non-profit programs in the Bay Area to assist individuals and families in need. Mr. Durban graduated from Georgetown University with a B.S. in Finance. The board of directors selected Mr. Durban to serve as a director because of his strong experience in technology and finance, and his extensive knowledge of and years of experience in global strategic leadership and management of multiple companies.

Stephen Evans became a director of the Company on May 6, 2014. Mr. Evans is a Managing Director of Silver Lake, a global private equity firm. Prior to joining Silver Lake in 2008, Mr. Evans was a Principal at Cognetas, a pan-European private equity firm. Previously, Mr. Evans spent five years at Bain & Company, based both in Europe and the United States, including two years in Bain’s private equity group. Mr. Evans is a director of Ancestry, Inc. and previously served on the board of Serena Software. He is a member of the executive board of the EB Research Foundation, which is dedicated to finding a cure for Epidermolysis Bullosa, a rare children’s disease. Mr. Evans holds an M.A. and an M.Phil. from Cambridge University and an M.B.A. from Harvard Business School. Mr. Evans was selected to serve on our board of directors because he provides valuable insight on strategic and business matters, stemming from his extensive executive and management experience.

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Controlled Company

We have applied to list the shares of Class A common stock offered hereby on the Exchange. Because Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders will control, as a group, more than 50% of our combined voting power upon the completion of this offering, we will be considered a “controlled company” for the purposes of the Exchange’s rules and corporate governance standards. As a “controlled company,” we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the Exchange, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish a Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors.

Director Independence

We intend to appoint one independent director to our board of directors prior to the closing of this offering, a second independent director within 90 days after the closing of this offering and a third independent director within a year after the closing of this offering. These directors will be “independent directors” as such term is defined by the applicable rules and regulations of the Exchange.

Board Structure

Composition

Upon the consummation of the offering, our board of directors will consist of                  directors. In accordance with our amended and restated certificate of incorporation and by-laws, the number of directors on our board of directors will be determined from time to time by the board of directors but shall not be less than three persons nor more than 20 persons.

Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors; however, vacancies resulting from the loss of the Silver Lake Equityholders’ right to nominate two directors to the Board or Executive Committee may be filled by Executive Holdco so long as Executive Holdco is entitled to nominate two directors to the board of directors and the Executive Committee. In addition, upon the earlier of (i) the date on which neither Messrs. Emanuel nor Whitesell is employed as our Chief Executive Officer or Executive Chairman and (ii) the date on which neither Messrs. Emanuel nor Whitesell own shares of our common stock representing, and/or own securities representing the right to own (including Endeavor Profits Units), at least         % of the shares of our common stock and securities representing the right to own shares of our common stock owned by Messrs. Emanuel and Whitesell, respectively, as of the completion of this offering (the “Triggering Event”), vacancies on the board of directors may also be filled by the affirmative vote of a majority of the total voting power of our issued and outstanding common stock, voting together as a single class.

Pursuant to the Stockholders Agreement that we will enter into with Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders, Executive Holdco and the Silver Lake Equityholders will have certain board nomination rights. See “Principal Stockholders” and “Certain Relationships and Related Party Transactions—Stockholders Agreement” for additional information.

Our amended and restated certificate of incorporation will provide that, until the Triggering Event, any director may be removed with or without cause by the affirmative vote of a majority of the total voting power of our issued and outstanding common stock, voting together as a single class. Thereafter, directors may be removed only for cause and by the affirmative vote of holders representing 66 2/3% of the total voting power of our issued and outstanding common stock, voting together as a single class. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will

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constitute a quorum for all purposes; provided, however, that, for so long as the Silver Lake Equityholders or Executive Holdco, respectively, is entitled to nominate at least one director for election to our board of directors (or a committee thereof), the presence of a Silver Lake Equityholders nominee and the presence of an Executive Holdco nominee, respectively, is required for a quorum at a meeting of the board of directors or such committee (subject in each case to customary adjournment provisions) and any action of our board of directors or such committee by written consent must include the consent of a Silver Lake Equityholders nominee or the consent of an Executive Holdco nominee, respectively. In addition, any actions of our board of directors will require the approval of the Executive Committee and, for so long as the Silver Lake Equityholders are entitled to nominate two directors for election to our board of directors, approval of at least one Silver Lake Equityholder nominee.

Our amended and restated certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with staggered three year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. In connection with this offering,                 and                  will be designated as Class I directors,                  and                  will be designated as Class II directors and                  will be designated as a Class III director. The initial term for Class I directors will expire in 2020, the initial term for Class II directors will expire in 2021 and the initial term for Class III directors will expire in 2022.

Our board of directors will delegate all of its authority for the management of our business and affairs to an Executive Committee of the board, except for matters delegated to the Audit Committee of the board and as required under Delaware law, SEC rules and the rules of the Exchange. Our Executive Committee will in turn delegate to Messrs. Emanuel and Whitesell the authority to manage the business of the Company, except for certain specified actions that require the approval of the Executive Committee and as required under Delaware law, SEC rules and the rules of the Exchange. See “—Committees of the Board—Executive” for additional details.

Committees of the Board

Upon the consummation of this offering, our board of directors will have two standing committees: an Executive Committee and an Audit Committee. Under the rules of the Exchange, the membership of the Audit Committee is required to consist entirely of independent directors, subject to applicable phase-in periods. As a controlled company, we are not required to have Compensation or Nominating and Corporate Governance Committees. The following is a brief description of our committees.

Executive

Our Executive Committee will have all of the powers of our board of directors in the management of our business and affairs and may act on behalf of our board of directors to the fullest extent permitted under Delaware law, SEC rules and the rules of the Exchange. Any action by our board of directors will require the approval of the Executive Committee, except for matters that are required to be approved by the Audit Committee.

Upon the completion of this offering, Messrs. Emanuel, Whitesell, Durban and Evans are expected to be the members of our Executive Committee.

Our Executive Committee will in turn delegate to Messrs. Emanuel and Whitesell, our Chief Executive Officer and our Executive Chairman, respectively, the authority to manage the business of the Company. Messrs. Emanuel and Whitesell will have the power and authority to approve any actions of the Company, except for certain specified actions that require the approval of the Executive Committee and as required under Delaware law, SEC rules and the rules of the Exchange. Actions requiring approval of the Executive Committee include, among others, issuances of equity securities by the Company (other than pursuant to the 2019 Management Incentive Plan, subject to certain exceptions), the liquidation, dissolution or winding up of the Company, any sale

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or merger of the Company, payment of dividends (other than tax distributions), certain related party transactions, material changes to tax elections, repurchases of the Company’s equity securities, any termination or amendment of the employment arrangements of Messrs. Emanuel and Whitesell, and acquisitions, dispositions, extraordinary operating expenses, extraordinary capital expenditures or incurrence of indebtedness above specified thresholds. For so long as the Silver Lake Equityholders are entitled to designate two members of the Executive Committee, actions by the Executive Committee will require the approval of at least one of the Silver Lake Equityholders designees. In addition, all actions by the Executive Committee will require the approval of each of the Executive Holdco designees.

Upon the Triggering Event, the Executive Committee will be dissolved and the authority designated to Messrs. Emanuel and Whitesell will terminate.

Audit

Our Audit Committee assists the board of directors in monitoring the audit of our financial statements, our independent auditors’ qualifications and independence, the performance of our audit function and independent auditors and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the Audit Committee. The Audit Committee will also review and approve related party transactions as required by the rules of the Exchange.

Upon the completion of this offering,                 ,                  and                  are expected to be the members of our Audit Committee. The board of directors has determined that                 qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002 and that                  is “independent” for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of                 . We believe that the functioning of our audit committee complies with the applicable requirements of the SEC and the Exchange.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis discusses our executive compensation program for our named executive officers in respect of our fiscal year ended December 31, 2018, which we refer to herein as “fiscal year 2018,” and includes a discussion of our compensation objectives and philosophy and the material elements of compensation earned by, awarded or paid to our named executive officers in fiscal year 2018. This section also describes the processes we use in arriving at compensation decisions and is intended to amplify and provide context for understanding the amounts in the tabular disclosure that follows. In addition, we highlight certain attributes of our program, provide a summary of certain key compensation decisions during fiscal year 2018 and describe some of our preliminary thinking as to our intended compensation approach when we are a public company.

Our named executive officers for fiscal year 2018 were as follows:

Ariel Emanuel	57	Chief Executive Officer
Patrick Whitesell	53	Executive Chairman
Jason Lublin	47	Chief Financial Officer
Mark Shapiro	48	President
Seth Krauss	48	Chief Legal Officer

Because we are a holding company formed for the purpose of this offering, our named executive officers for fiscal year 2018 were officers of Endeavor Operating Company.

Compensation Objectives and Philosophy

The objective of our corporate compensation and benefits program is to establish and maintain a competitive total compensation program that will attract, motivate and retain the qualified and skilled workforce necessary for our continued success. Our compensation structure includes pay-for-performance elements designed to align the interests of our named executive officers and our equityholders, motivate our named executive officers to achieve or exceed our targeted financial and other performance objectives and reward them for their achievements when those objectives are met. To help achieve these objectives, a portion of our named executive officers’ compensation is at-risk and provided in the form of variable or performance-based compensation and equity awards, the value of which are tied to the equity appreciation of our business.

The overall level of total compensation for our named executive officers as described herein is intended to be reasonable in relation to, and competitive with, the compensation paid to executives in the industries in which we compete for talent, subject to variation for factors such as the individual’s experience, performance, duties and scope of responsibilities, prior contributions and future potential contributions to our business. Our compensation plans are designed to align with our business strategies, taking into account external market conditions and internal equity issues. With these principles in mind, we structure our compensation program to offer competitive total pay packages that we believe enable us to attract, retain and motivate executives with the skill and knowledge that we require, and to ensure the stability of our management team, which is vital to the success of our business.

Setting Executive Compensation

Compensation for Messrs. Emanuel and Whitesell is determined by our board of directors and compensation for our other named executive officers is determined by Messrs. Emanuel and Whitesell, subject to approval by our board of directors to the extent compensation for such other named executive officers would exceed certain specified thresholds set forth in the Endeavor Operating Company Agreement. In setting an individual named executive officer’s compensation package and determining the relative allocation among different elements of

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compensation, the Chief Executive Officer and Executive Chairman or our board of directors, as applicable, consider the nature of the position, the scope of associated responsibilities, the individual’s knowledge, prior experience and skills and the individual’s compensation package with prior employers, as well as the compensation of existing executive officers at the Company and general impressions of prevailing conditions in the market for executive talent. We did not engage in any benchmarking and did not engage any external compensation consultants in setting pay for the named executive officers during fiscal year 2018. In connection with this offering, we have engaged Mercer (US) Inc., a wholly owned subsidiary of Marsh & McLennan Companies, Inc., to advise on compensation, equity ownership and compensation structures for fiscal year 2019 and after.

Compensation Practice Checklist

We have incorporated the following principles of good governance when making decisions on compensation for the named executive officers in fiscal year 2018.

•

Pay-for-performance: A portion of the total compensation for our named executive officers is designed to encourage the executives to remain focused on both our short-term and long-term operational success and to reward outstanding individual performance.

•

Align Incentives with Stockholders: Our executive compensation program is designed to focus our named executive officers on our key strategic, financial and operational goals that will translate into long-term value-creation for our stockholders.

•	Limited perquisites: We provide limited, reasonable perquisites that we believe are consistent with our overall compensation philosophy.

•	No IRC Section 280G or 409A tax gross-ups: We do not provide tax gross-ups under our change in control provisions or deferred compensation programs.

•	No supplemental retirement plans: We do not maintain any supplemental retirement plans.

Key Elements of Executive Compensation Program

The primary elements of our executive compensation program are base salary, annual cash bonuses, equity-based compensation in the form of profits interests and certain employee benefits and perquisites. Brief descriptions of each principal element of our executive compensation program are summarized in the following table and described in more detail below.

Overview

Compensation Element	Brief Description	Objectives
Base Salary	Fixed compensation	Provide a competitive, fixed level of cash compensation to attract and retain talented and skilled executives

Annual Cash Bonus

Variable, performance-based cash compensation earned based on financial and individual performance

Certain of our named executive officers have guaranteed minimum annual cash bonuses, though our Chief Executive Officer and Executive Chairman may increase the annual cash bonus above the guaranteed amount to reward outstanding financial and individual performance

Retain and motivate executives to achieve or exceed financial goals and company objectives

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Compensation Element	Brief Description	Objectives
Profits Interests	Equity-linked compensation that is subject to vesting based on (i) continued employment and (ii) for certain named executive officers, achievement of pre-established financial and operational goals

The value of a profits interest is directly related to the appreciation in value delivered to our equityholders over time, aligning the interests of our executives with those of our equityholders

The mix of time-based and performance-based vesting assists in retention of key talent while also rewarding executives for exceptional performance

Employee Benefits and Perquisites	Participation in all broad-based employee health and welfare programs and retirement plans	Aid in retention of key executives in a highly competitive market for talent by providing an overall competitive benefits package

Base Salary

The base salary component of our compensation program is intended to provide a stable level of minimum compensation to each named executive officer commensurate with the named executive officer’s role, experience and duties. Our Chief Executive Officer and Executive Chairman (except with respect to their own arrangements which are subject to review and approval of our board of directors) establish base salary levels for our named executive officers based upon consideration of several factors, including: (1) the named executive officer’s performance in the preceding fiscal year; (2) the anticipated contribution by the named executive officer in the upcoming fiscal year, taking into account the role, responsibility and scope of each position; (3) any extraordinary changes that have occurred (such as a significant change in responsibilities or a promotion); (4) the named executive officer’s length of service and performance over an extended period of time; (5) general economic conditions; and (6) the value and potential value to the named executive officer of the other elements of our compensation program. No single factor is disproportionately weighted and all of the above considerations are addressed collectively in the determination of the named executive officer’s base salary level.

The fiscal year 2018 base salaries of our named executive officers are set forth in the table below.

Name and Title	Fiscal Year 2018 Base Salary
Ariel Emanuel, Chief Executive Officer	$1,000,000
Patrick Whitesell, Executive Chairman	$1,000,000
Jason Lublin, Chief Financial Officer	$1,500,000
Mark Shapiro, President	$3,000,000
Seth Krauss, Chief Legal Officer	$750,000

In connection with the renegotiation of employment agreements in 2018, the Company increased the base salaries of Messrs. Shapiro and Krauss as described below in “—Modifications to Employment and Equity Compensation Agreements in Fiscal Year 2018.”

Annual Cash Bonus

Each of Messrs. Emanuel and Whitesell are entitled to guaranteed annual minimum cash bonuses, though the actual annual bonus paid can be increased (at the discretion of our board of directors) to reward outstanding performance. Mr. Lublin has a target bonus set forth in his employment agreement and the amount actually paid

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in respect of such bonus is determined by our Chief Executive Officer and Executive Chairman based on attainment of certain predetermined performance criteria; provided that Mr. Lublin’s annual bonus each year shall be no less than 50% of the target bonus. Mr. Shapiro has a target bonus set forth in his employment agreement and the amount actually paid in respect of such bonus is determined by our Chief Executive Officer and Executive Chairman based on the attainment of mutually agreed performance criteria. Mr. Krauss is entitled to guaranteed annual cash bonuses for 2018, 2019 and 2020 as set forth in his employment agreement. No pre-determined single performance metric is disproportionately weighted in making the determination of a named executive officer’s bonus payout, which provides discretion to our Chief Executive Officer and Executive Chairman or board of directors, as applicable, to adjust the actual amount paid in respect of bonuses (other than guaranteed annual minimum cash bonuses) to reward financial performance and individual performance in the context of our growing and dynamic business.

In addition to rewarding successful company-wide financial performance, the actual bonuses paid to Messrs. Emanuel, Whitesell, Lublin and Shapiro for fiscal year 2018 reflected their overall leadership and management of the Company and their key contributions to developing and implementing the Company’s short-term and long-term strategic objectives in the expansion of its capabilities as a global entertainment and sports company, ensuring the successful operational integration of newly acquired businesses and working towards the consummation of this offering.

The fiscal year 2018 target bonus or minimum annual bonus for our named executive officers, along with the actual bonus payout for fiscal year 2018, were as follows:

Name	Annual Minimum Bonus		Annual Target Bonus	Actual Annual Bonus Payout ($)(2)
Ariel Emanuel	$3,000,000	(1)	n/a	$4,000,000
Patrick Whitesell	$3,000,000	(1)	n/a	$4,000,000
Jason Lublin	$750,000		$1,500,000	$1,500,000
Mark Shapiro	n/a		$1,000,000	$2,000,000
Seth Krauss	$1,150,000		n/a	$1,150,000

(1)

This amount represents a guaranteed annual distribution of $3,000,000 distributed to WME Holdco and payable on or before December 31 of each year to each of our Chief Executive Officer and Executive Chairman pursuant to the terms of the Endeavor Operating Company Agreement (the “A/P Third Tranche Distribution”).

(2)

The annual cash bonus payouts for fiscal year 2018 reflected above are subject to final adjustment by our board of directors. Once we have determined such amounts we will update the fiscal year 2018 bonus amounts in a subsequent filing.

In connection with the renegotiation of employment agreements in 2018, the Company made certain changes to the annual cash bonuses of Messrs. Lublin and Krauss as described below in “—Modifications to Employment and Equity Compensation Agreements in Fiscal Year 2018.”

Equity Awards

Equity awards for our named executive officers have been granted in the form of (i) profits units of Endeavor Operating Company (“Endeavor profits units”), (ii) profits units of WME Iris Management Holdco, LLC (“Iris I units”), WME Iris Management II Holdco, LLC (“Iris II units”), WME Iris Management IV Holdco, LLC (“Iris IV units”) and WME Iris Management V Holdco, LLC (“Iris V units” and, together with Iris I units, Iris II units and Iris IV units, the “management units”), (iii) profits units of UFC Parent (“Zuffa profits units”), (iv) profits units of UFC Management Holdco, LLC (“UFC profits units”), (v) Class A profits units of WME Holdco (“WME Holdco profits units” and together with Endeavor profits units, management units, Zuffa profits units and UFC profits units, the “profits interests”) and (vi) Class A common units of WME Holdco (“WME Holdco common units” and together with WME Holdco profits units, “WME Holdco units”). The profits interests and WME Holdco common units are referred to herein as the “equity awards.”

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The management units correspond to Endeavor profits units, and each Endeavor profits unit entitles the holder, upon a sale or other specified capital transaction, to a portion of the profits and appreciation in the equity value of Endeavor Operating Company arising after the date of grant. Messrs. Emanuel and Whitesell hold both Endeavor profits units and management units, and Messrs. Lublin, Shapiro and Krauss hold management units.

Endeavor profits units held by Messrs. Emanuel and Whitesell are entitled to share in annual operating distributions, and certain management units that these executives hold may also share in operating distributions if determined by our board of directors. Certain Endeavor profits units held by Messrs. Emanuel and Whitesell and certain Iris IV units held by Messrs. Lublin, Shapiro and Krauss are designated as “catch-up” units entitled to receive a preference on distributions once a certain distribution threshold is satisfied such that the holder thereof receives the amount to which such holder would have been entitled in respect of such profits unit had such profits unit been a Class A common unit of Endeavor Operating Company.

UFC profits units correspond to Zuffa profits units, and each Zuffa profits unit entitles the holder, upon a sale or other specified capital transaction, to a percentage of the profits and appreciation in the equity value of UFC Parent arising after the date of grant. Zuffa profits units held by Messrs. Emanuel and Whitesell and certain UFC profits units may share in operating distributions if determined by the board of directors of UFC Parent. Messrs. Emanuel and Whitesell hold Zuffa profits units and Messrs. Lublin, Shapiro and Krauss hold UFC profits units.

Each WME Holdco profits unit entitles the holder, upon a sale or other specified capital transaction, to a portion of the profits and appreciation in the equity value of WME Holdco arising after the date of grant. Holders of WME Holdco profits units may share in operating distributions if determined by the executive committee of WME Holdco. Mr. Lublin holds WME Holdco profits units that are designated as “catch-up” units entitled to receive a preference on distributions once a certain distribution threshold is satisfied such that he receives the amount to which he would have been entitled in respect of such profits unit had such profits unit been a WME Holdco common unit.

The value of Endeavor Operating Company, UFC Parent or WME Holdco, as applicable, on the date of grant is referred to as the “distribution threshold” with respect to such award. If, in connection with a sale or other capital transaction, the value of Endeavor Operating Company, UFC Parent or WME Holdco, as applicable, does not exceed the distribution threshold applicable to a profits interest (whether designated as a “catch-up” unit or not), no payment will be made in respect of such profits interest.

Generally, the profits interests granted to our named executive officers have time-based vesting conditions, however, certain Endeavor profits units and Iris IV units also have performance-based vesting conditions that are generally tied to increases in the total equity value of Endeavor Operating Company. Messrs. Emanuel’s and Whitesell’s Zuffa profits units were fully vested upon grant, and Mr. Lublin’s WME Holdco profits units became fully vested on July 1, 2018.

In addition to their profits interests, Messrs. Emanuel, Whitesell and Lublin hold WME Holdco common units that, in the case of Messrs. Emanuel and Whitesell, are still subject to time-based vesting conditions as described in the “Outstanding Equity Awards at 2018 Fiscal Year End.” Mr. Lublin’s WME Holdco common units became fully vested on July 1, 2018.

The profits interests are designed to align the interests of our named executive officers with other equityholders of Endeavor Operating Company, UFC Parent and WME Holdco, as applicable, by increasing the proprietary interest of our named executive officers in our growth and success, to advance our interests by attracting and retaining key employees and to motivate such executives to act in our long-term best interests.

The size of each profits interest grant is generally set at a level that our board of directors, the board of directors of UFC Parent or the executive committee of WME Holdco, as applicable, deems appropriate to create a meaningful opportunity for equity ownership and to reflect the individual’s position with us, the individual’s

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potential for future responsibility and promotion, and past grants to individuals in comparable positions. No single factor is disproportionately weighted and all of the above considerations are addressed collectively in the determination of a named executive officer’s profits interest grant. See “—Grants of Plan-Based Awards for Fiscal Year 2018” for a summary of grants made to our named executive officers in fiscal year 2018.

In connection with the renegotiation of employment agreements in 2018, the Company made certain changes to the equity awards of Messrs. Lublin, Shapiro and Krauss as described below in “—Modifications to Employment and Equity Compensation Agreements in Fiscal Year 2018.”

Partner Agreements for Messrs. Lublin and Krauss

Messrs. Lublin and Krauss each entered into a letter agreement (a “Partner Agreement”) with Endeavor Operating Company and certain Management Holdcos, pursuant to which the executive is entitled to make a one-time election in January 2021 to sell to Endeavor Operating Company up to $5,000,000 of his equity awards granted prior to the date of the Partner Agreement that have vested on or prior to such election, at their then-current fair market value; provided, that, at the time of the election the executive is employed and in good standing. Unless otherwise determined by Endeavor Operating Company, the Partner Agreements will terminate upon the consummation of this offering.

As discussed above under “Organizational Structure — Reorganization Transactions,” certain management units held by our named executive officers will be contributed to Executive Holdco in exchange for interests in Executive Holdco.

Severance Protection

We have entered into employment agreements with each of our named executive officers that provide for certain severance payments and benefits in the event that an executive’s employment is terminated under specified conditions. In addition, the vesting of a portion of the profits interests accelerates in connection with qualifying terminations of employment. We believe that these severance benefits are appropriate to remain competitive in our executive retention efforts, recognizing that such benefits are commonly offered by employers competing for similar executive talent. See “—Potential Payments upon Termination of Employment or Change in Control” for additional information.

Employee Benefits and Perquisites

We provide a number of benefit plans to all eligible employees, including our named executive officers. These benefits include programs such as medical, dental, life insurance, business travel accident insurance, short- and long-term disability coverage and a 401(k) defined contribution plan.

While perquisites help to provide our named executive officers a benefit with a high perceived value at a relatively low cost, we do not generally view perquisites as a material component of our executive compensation program. Among the perquisites we provide, certain of our named executive officers receive financial and tax advice services, may bring guests to travel on business related-trips in our aircraft and may bring guests to a variety of entertainment and sporting events. In the future, we may provide additional or different perquisites or other personal benefits in limited circumstances, such as where we believe doing so is appropriate to assist an executive in the performance of his or her duties, to make our named executive officers more efficient and effective and for recruitment, motivation and/or retention purposes.

Modifications to Employment and Equity Compensation Agreements in Fiscal Year 2018

During fiscal year 2018, in connection with the expiration of the prior employment agreements with Messrs. Lublin, Shapiro and Krauss, we renegotiated the terms of their employment and equity compensation agreements. Taking into account recognition for past services, expanded responsibilities, retention considerations

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and anticipated future contributions and in the case of Mr. Shapiro, his promotion to President, we determined that the following changes to the executives’ compensation arrangements were appropriate to retain their services and motivate them to continue to achieve our financial and performance objectives.

Mr. Lublin’s original offer letter expired on December 31, 2017 and he subsequently entered into an employment agreement on substantially the same terms, but with a target bonus equal to 100% of his base salary and a guaranteed bonus equal to at least 50% of his base salary, representing an increase of $250,000 to the guaranteed bonus under his original offer letter. Under Mr. Shapiro’s renegotiated agreement, his base salary was increased from $1,000,000 to $3,000,000, and he received a stay bonus of $6,000,000, which was paid in 2019, that, upon termination of employment, is subject to a prorated claw-back based on the number of days left in the employment term. Under Mr. Krauss’ renegotiated employment agreement, his base salary increased from $660,000 to $750,000 for 2018 and is scheduled to increase to $800,000 for 2019 and $850,000 for 2020. Mr. Krauss’ discretionary annual cash bonus was replaced with a guaranteed cash bonus of $1,150,000 for 2018, $1,250,000 for 2019 and $1,350,000 for 2020. In addition, Mr. Krauss received a grant of Iris V units that will vest ratably on each of the first three anniversaries of December 31, 2017.

Each of Messrs. Lublin’s, Shapiro’s and Krauss’ Iris IV unit awards were amended to adjust the vesting terms of these units and to designate their performance-based Iris IV units as “catch up” profits units. For their time-based Iris IV units, which represent half of each of their Iris IV units, the five-year ratable vesting schedule was replaced with a three-year ratable vesting schedule with units fully vesting on June 1, 2020. For their performance-based Iris IV units, which represent the remaining half of their Iris IV units, the percentages of the units vesting at each of the equity value targets were revised such that 20%, 26.6%, 23.4%, 20% and 10% of the performance-based Iris IV units would vest upon achievement of equity valuation targets of $5 billion, $6 billion, $7 billion, $8 billion and $9 billion, respectively. Prior to the amendment, 20% of the performance-based Iris IV units would vest upon achievement of each such equity value target. In addition, upon a termination without cause or resignation for good reason, we amended the Iris IV unit awards to provide that one-third, rather than 20%, of the unvested time-based Iris IV units will vest.

Messrs. Lublin, Shapiro and Krauss also entered into side letter agreements revising the repurchase rights with respect to their equity awards. For Mr. Lublin’s Iris II units, Iris IV units and WME Holdco units, we increased the repurchase price for vested management units following a termination for “cause” or resignation without “good reason” to 75% of the fair market value of such equity awards from 50% for Iris II units and Iris IV units and 0% for WME Holdco units. For Messrs. Shapiro and Krauss, we revised their equity awards such that Mr. Shapiro’s Iris I units, Iris II units and Iris IV units, and Mr. Krauss’ Iris I units and Iris IV units, may no longer be repurchased for lower than fair market value upon resignation without “good reason” or our non-renewal of their respective employment agreements.

Looking Ahead: Post-IPO Compensation Program Features

Tax Considerations

For income tax purposes, following an initial transition period, public companies may not deduct any portion of compensation that is in excess of $1 million paid in a taxable year to certain “covered employees,” including our named executive officers, under Section 162(m) of the Code. However, most of the services rendered by our named executive officers will be performed on behalf of our operating partnership, Endeavor Operating Company or its subsidiaries. Accordingly, we believe that the deductibility of compensation we pay to our named executive officers should not be limited by Section 162(m).

Nevertheless, even if Section 162(m) of the Code were to apply to compensation paid to our named executive officers, we expect to be eligible for transition relief from the deduction limitations that generally should extend until our first stockholder meeting at which directors are elected that occurs in 2023. In addition, our board of directors believes that it should not be constrained by the requirements of Section 162(m) of the Code if those requirements would impair flexibility in compensating our named executive officers in a manner that can best promote our corporate objectives. We intend to continue to compensate our executive officers in a manner consistent with the best interests of our stockholders and reserve the right to award compensation that may not be deductible under Section 162(m) where the Company believes it is appropriate to do so.

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Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Risk Analysis

We have reviewed our employee compensation policies, plans and practices to determine if they create incentives or encourage behavior that is reasonably likely to have a material adverse effect on Endeavor Operating Company and its subsidiaries and we believe that there are no unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.

Summary Compensation Table

The following table shows the compensation earned by our principal executive officer and our principal financial officer for the fiscal year ending December 31, 2018, and our other three most highly compensated executive officers who were serving as executive officers as of December 31, 2018.

The principal positions listed in the table refer to the positions of our named executive officers as of December 31, 2018. All amounts set forth in this table were paid by Endeavor Operating Company or its subsidiaries. Endeavor Group Holdings, Inc. did not pay or provide the named executive officers with any compensation prior to the offering.

Name and Principal Position	Year	Salary		Bonus		Equity Awards(6)	Non-Equity Incentive Plan Compensation(7)	All Other Compensation(8)		Total
Ariel Emanuel Chief Executive Officer	2018	$1,000,000		$3,000,000	(2)	$	$1,000,000		$125,000	$
Patrick Whitesell Executive Chairman	2018	$1,000,000		$3,000,000	(2)	$	$1,000,000	$		$
Jason Lublin Chief Financial Officer	2018	$1,500,000		$750,000	(3)	$	$750,000		$12,000	$
Mark Shapiro President	2018	$1,773,718	(1)	$688,763	(4)	$	$2,000,000		$8,400	$
Seth Krauss
Chief Legal Officer	2018	$750,000		$1,150,000	(5)	$	—		$8,400	$

(1)	In connection with the amendment and restatement of his employment agreement, Mr. Shapiro’s base salary was increased on August 12, 2018 to $3,000,000 from $1,000,000.
(2)	These amounts represent the A/P Third Tranche Distribution payable to each of our Chief Executive Officer and Executive Chairman.
(3)	This amount represents the guaranteed portion of the annual bonus payable under Mr. Lublin’s employment agreement.
(4)

In connection with the amendment and restatement of his employment agreement, Mr. Shapiro was entitled to receive a stay bonus payable promptly following January 1, 2019, subject to a partial clawback upon certain terminations of employment, as further described in “—Employment Agreements—Employment Agreement for Mr. Shapiro” below. The amount disclosed here represents the portion of such bonus that relates to 2018 and is not subject to the clawback.

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(5)	This amount represents the guaranteed annual bonus payable under Mr. Krauss’ employment agreement.
(6)

The amounts listed in this column, which will be included in a subsequent filing following the completion of our 2018 financial audit, represent (a) for Messrs. Lublin, Shapiro and Krauss, the incremental fair value of modifications to the repurchase provisions of certain equity awards held by the executive in accordance with FASB Topic 718, (b) for Messrs. Lublin, Shapiro and Krauss, the incremental fair value of modifications to the vesting and payout provisions of Iris IV units held by the executive in accordance with FASB Topic 718, (c) for Messrs. Lublin and Krauss, the fair value attributable to the Partner Agreement in accordance with FASB Topic 718 and (d) for Mr. Krauss, the grant date fair value calculated in accordance with FASB Topic 718 with respect to the grant of Iris V units, disregarding the effect of estimated forfeitures. Assumptions used in calculating these amounts are described in Note      of the Company’s audited financial statements for the fiscal year ended December 31, 2018, which is included elsewhere in this prospectus.

(7)

The annual cash bonus payouts for fiscal year 2018 reflected above are subject to final adjustment by our board of directors. Once we have determined such amounts we will update this information in a subsequent filing.

(8)

For Mr. Emanuel, the amount reported in this column represents the value of business management and tax advisory services provided to him. For Mr. Lublin, the amount reported in this column represents the costs of his car allowance. For Messrs. Shapiro and Krauss, the amounts reported in this column represent contributions by the Company to their 401(k) plan accounts. From time to time, our named executive officers may use tickets to a variety of entertainment and sporting events which are purchased by us, however, because such tickets are purchased on an annual subscription basis, there is no aggregate incremental cost to us for such use. From time to time, guests accompany our named executive officers on business-related flights on the Company’s aircraft, the aggregate incremental cost of which has not yet been determined, and we will update this information in a subsequent filing.

Messrs. Emanuel, Whitesell and Lublin have received, and will continue to receive, distributions in respect of their direct and indirect equity holdings in Endeavor Operating Company. See “—Principal Stockholders” for further information.

Grants of Plan-Based Awards for Fiscal Year 2018

The following table presents information with respect to each award of plan-based compensation to each named executive officer in fiscal year 2018.

Name		Estimate Future Payouts Under Non- Equity Incentive Plan Awards				All Other Equity Awards: Number of Profits Interests		Grant Date Fair Value of Profits Interests ($)(3)
	Grant Date	Threshold ($)	Target ($)		Maximum ($)
Ariel Emanuel	—	—	—		—	—		—
Patrick Whitesell	—	—	—		—	—		—
Jason Lublin	—	—	1,500,000	(1)	—	—
Mark Shapiro	—	—	1,000,000		—	—
Seth Krauss	6/30/2018	—	—		—	926,811	(2)

(1)	This amount represents the target annual bonus payable under Mr. Lublin’s employment agreement, 50% of which is guaranteed.
(2)

This amount represents the grant of Iris V units. For more information relating to these units see “Key Elements of Executive Compensation Program—Equity Awards” above and the “Outstanding Equity Awards at Fiscal Year End” following this table.

(3)

The amounts listed in this column, which will be included in a subsequent filing following the completion of our 2018 financial audit, represent (a) for Messrs. Lublin, Shapiro and Krauss, the incremental fair value of modifications to the repurchase provisions of certain equity awards held by the executive in accordance with FASB Topic 718, (b) for Messrs. Lublin, Shapiro and Krauss, the incremental fair value of modifications to the vesting and payout provisions of Iris IV units held by the executive in accordance with FASB Topic 718,

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(c) for Messrs. Lublin and Krauss, the fair value attributable to the Partner Agreement in accordance with FASB Topic 718 and (d) for Mr. Krauss, the grant date fair value calculated in accordance with FASB Topic 718 with respect to the grant of Iris V units, disregarding the effect of estimated forfeitures. Assumptions used in calculating these amounts are described in Note of the Company’s audited financial statements for the fiscal year ended December 31, 2018, which is included elsewhere in this prospectus.

Employment Agreements

Employment Agreement with Mr. Emanuel

On December 18, 2013, Endeavor Operating Company entered into an employment agreement with Mr. Emanuel, that became effective on the date of the IMG Acquisition (i.e., May 6, 2014) and was subsequently amended on December 31, 2014 and October 9, 2017. Mr. Emanuel’s employment agreement provides that Mr. Emanuel shall serve as Chief Executive Officer for a term that expires on May 6, 2024, and will report to our board of directors. In addition, Mr. Emanuel is entitled, but not obligated, to serve on our board of directors (and any committee thereof, to the extent permitted by applicable law and listing standards). Mr. Emanuel’s employment agreement further provides that to the extent not inconsistent with the business practices and policies applicable to our employees, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Emanuel is permitted to serve as a member of the board of directors of any charitable, educational, religious or entertainment industry trade, public interest or public service organization and any “for profit” entity approved by our board of directors and continue to serve in the board, advisory and ownership positions previously agreed to by our board of directors.

Mr. Emanuel’s employment agreement provides for a base salary of $1,000,000, which will be increased to $4,000,000 upon certain qualifying events, including this offering (a “Salary Adjustment Event”). In the year in which the Salary Adjustment Event occurs, the salary increase is reduced, on a dollar-for-dollar basis, by the sum of (x) any portion of the A/P Third Tranche Distribution that was made to Mr. Emanuel and (y) any annual bonus paid to Mr. Emanuel, in each case, prior to the Salary Adjustment Event. In addition to an opportunity to earn a discretionary annual bonus, Mr. Emanuel is entitled to his A/P Third Tranche Distribution. Mr. Emanuel’s employment agreement further provides that Mr. Emanuel is eligible to participate in all employee benefit programs made available to all active employees, and that Endeavor Operating Company maintain for Mr. Emanuel at its sole cost and expense, a life insurance policy having a face amount of $4,000,000.

Mr. Emanuel’s employment agreement includes confidentiality and assignment of intellectual property provisions, and Mr. Emanuel also entered into a restrictive covenant agreement that provides for non-disparagement restrictions, as well as a two-year post-employment prohibition on competition and solicitation of employees and clients.

Mr. Emanuel’s employment agreement provides for severance upon certain terminations of employment as described below under “—Potential Payments upon Termination of Employment or Change in Control.”

Employment Agreement with Mr. Whitesell

On December 18, 2013, Endeavor Operating Company entered into an employment agreement with Mr. Whitesell, that became effective on the date of the IMG Acquisition (i.e., May 6, 2014) and was subsequently amended on December 31, 2014 and October 9, 2017. Mr. Whitesell’s employment agreement provides that Mr. Whitesell shall serve as Executive Chairman for a term that expires on May 6, 2024, and will report to our board of directors. In addition, Mr. Whitesell is entitled, but not obligated, to serve on our board of directors (and any committee thereof, to the extent permitted by applicable law and listing standards). Mr. Whitesell’s employment agreement further provides that to the extent not inconsistent with the business practices and policies applicable to our employees, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Whitesell is permitted to serve as a member of the board of directors of any charitable, educational, religious or entertainment industry trade, public interest or public service organization and any “for profit” entity approved by our board of directors and continue to serve in the board, advisory and ownership positions previously agreed to by our board of directors.

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Mr. Whitesell’s employment agreement provides for a base salary of $1,000,000, which will be increased to $4,000,000 upon a Salary Adjustment Event. In the year in which the Salary Adjustment Event occurs, the salary increase is reduced, on a dollar-for-dollar basis, by the sum of (x) any portion of the A/P Third Tranche Distribution that was made to Mr. Whitesell and (y) any annual bonus paid to Mr. Whitesell, in each case, prior to the Salary Adjustment Event. In addition to an opportunity to earn a discretionary annual bonus, Mr. Whitesell is entitled to his A/P Third Tranche Distribution. Mr. Whitesell’s employment agreement further provides that Mr. Whitesell is eligible to participate in all employee benefit programs made available to all active employees, and that Endeavor Operating Company maintain for Mr. Whitesell at its sole cost and expense, a life insurance policy having a face amount of $4,000,000.

Mr. Whitesell’s employment agreement includes confidentiality and assignment of intellectual property provisions, and Mr. Whitesell also entered into a restrictive covenant agreement that provides for non-disparagement restrictions, as well as a two-year post-employment prohibition on competition and solicitation of employees and clients.

Mr. Whitesell’s employment agreement provides for severance upon certain terminations of employment as described below under “—Potential Payments upon Termination of Employment or Change in Control.”

Employment Agreement with Mr. Lublin

On April 27, 2018, WME IMG, LLC (“WME IMG”), a subsidiary of ours, entered into an employment agreement with Jason Lublin, pursuant to which Mr. Lublin will continue to serve as our Chief Financial Officer and report to Messrs. Emanuel and Whitesell as Chief Executive Officer and Executive Chairman, respectively (or, if either Messrs. Emanuel or Whitesell terminate employment due to death or disability, to their respective successors). Mr. Lublin’s employment agreement is effective as of January 1, 2018 and the term of the employment agreement expires on December 31, 2020. Mr. Lublin’s employment agreement further provides that to the extent not inconsistent with the business practices and policies applicable to our employees, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Lublin is permitted to serve as a member of the board of directors of any charitable, educational, religious, public interest or public service organization and any “for profit” entity approved by our board of directors. During the term of the employment agreement, Mr. Lublin’s principal place of employment will be in the Los Angeles metropolitan area.

Mr. Lublin’s employment agreement provides for an annual base salary of $1,500,000 and an opportunity to earn an annual cash bonus for each calendar year during the term of his employment agreement based on the attainment of certain predetermined performance criteria. The target annual bonus is $1,500,000, of which 50% is guaranteed. The employment agreement further provides that Mr. Lublin is entitled to participate in all of our benefit plans and programs that are provided by us from time to time; provided, that to the extent that there are multiple benefit plans, Mr. Lublin will be entitled to participate in the same level of benefit plans as are available to partners of WME Holdco. The employment agreement provides for severance upon certain terminations of employment as described below under “—Potential Payments upon Termination of Employment or Change in Control.”

In addition to the employment agreement, on December 17, 2014, Mr. Lublin entered into a Class A Member Agreement, which includes a two-year post-employment prohibition on disparagement and solicitation of employees, consultants and independent contractors and a one-year post-employment prohibition on competition. However, the non-compete will not apply if Mr. Lublin’s employment is terminated without “cause,” he resigns for “good reason” or is otherwise terminated on or following the expiration of the term of his employment letter and no offer to extend Mr. Lublin’s employment has been made.

Employment Agreement with Mr. Shapiro

On October 12, 2018, WME IMG entered into an employment agreement with Mark Shapiro, pursuant to which Mr. Shapiro will serve as President and report to the Chief Executive Officer (or, from time to time, his

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designee). The term of Mr. Shapiro’s employment agreement expires on December 31, 2021. Mr. Shapiro’s employment agreement further provides that to the extent not inconsistent with the business practices and policies applicable to our employees, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Shapiro is permitted to serve as a member of the board of directors of any charitable, educational, religious, public interest or public service organization and any “for profit” entity approved by our board of directors and continue to serve in the board, advisory and ownership positions previously agreed to by our board of directors. During the term of the employment agreement, Mr. Shapiro’s principal place of employment will be in New York, New York.

Mr. Shapiro’s employment agreement provides for a base salary of $3,000,000 effective as of August 12, 2018, and an opportunity to earn an annual bonus with a target of $1,000,000 for fiscal year 2018 based on the attainment of certain performance criteria mutually agreed upon between WME IMG and Mr. Shapiro. For fiscal year 2019 and after, Mr. Shapiro is eligible for an annual bonus with a target of $2,500,000 based on the attainment of our EBITDA for the applicable fiscal year, as determined by our board of directors. Mr. Shapiro’s employment agreement also provides for a stay bonus of $6,000,000, payable in a lump-sum cash payment on our first regularly scheduled payroll date on or following January 1, 2019, provided, that if Mr. Shapiro is terminated for Cause or resigns without Good Reason (as such terms are defined below) prior to December 31, 2021, he is required to repay the after-tax amount of such bonus prorated based on the number of days left in the employment term. Mr. Shapiro’s employment agreement further provides that he is entitled to participate in all of our benefit plans and programs that are provided by us from time to time to senior executives of WME IMG.

The employment agreement includes confidentiality and assignment of intellectual property provisions, and further, the award agreement pursuant to which Mr. Shapiro was granted Iris I units includes a two-year post-employment prohibition on competition and solicitation of employees, independent contractors and clients. The employment agreement provides for severance upon certain terminations of employment as described below under “— Potential Payments upon Termination of Employment or Change in Control.”

Employment Agreement with Mr. Krauss

On June 4, 2018, WME IMG entered into an employment agreement with Seth Krauss, pursuant to which Mr. Krauss will continue to serve as our Chief Legal Officer and report to the Chief Executive Officer (or, from time to time, his designee). Mr. Krauss’ employment agreement is effective as of January 1, 2018 and the term of the employment agreement expires on December 31, 2020. Mr. Krauss’ employment agreement further provides that to the extent not inconsistent with the business practices and policies applicable to our employees, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Krauss is permitted to serve as a member of the board of directors of any charitable, educational, religious, public interest or public service organization and any “for profit” entity approved by our board of directors. During the term of the employment agreement, Mr. Krauss’ principal place of employment will be in New York County.

Mr. Krauss’ employment agreement provides for a base salary of $750,000 and a guaranteed cash bonus of $1,150,000 for calendar year 2018, a base salary of $800,000 and a guaranteed cash bonus of $1,250,000 for calendar year 2019, and a base salary of $850,000 and a guaranteed cash bonus of $1,350,000 for calendar year 2020. The employment agreement further provides that Mr. Krauss is entitled to participate in all of our benefit plans and programs that are provided by us from time to time; provided, that to the extent that there are multiple benefit plans, Mr. Krauss will be entitled to participate in the same level of benefit plans as are available to partners at WME Holdco.

The employment agreement includes confidentiality and assignment of intellectual property provisions, and further, the award agreement pursuant to which Mr. Krauss was granted Iris V units includes a two-year post-employment prohibition on competition and solicitation of employees, independent contractors and clients. The employment agreement provides for severance upon certain termination of employment as described below under “— Potential Payments upon Termination of Employment or Change in Control.”

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Outstanding Equity Awards at 2018 Fiscal Year End

The following table provides information about the outstanding equity awards held by our named executive officers as of December 31, 2018.

Name		Number of Units That Have Not Vested		Market Value of Units That Have Not Vested(10)		Number of Unearned Units That Have Not Vested		Market Value of Unearned Units That Have Not Vested(10)
Ariel Emanuel	WME Holdco common units	23,461,963	(1)	$		—			—
	Iris V units	12,541,598	(2)	$		—			—
	Endeavor profits units (“January 2017 Profits Units”)	18,374,626	(3)	$		13,780,970	(4)	$
	Endeavor profits units (“January 2017 Upside Profits Units”)	—			—	13,662,363	(5)	$
Patrick Whitesell	WME Holdco common units	23,461,963	(1)	$		—			—
	Iris V units	12,541,598	(2)	$		—			—
	January 2017 Profits Units	18,374,626	(3)	$		13,780,970	(4)	$
	January 2017 Upside Profits Units	—			—	13,662,363	(5)	$
Jason Lublin	Iris IV units	1,224,975	(6)	$		979,980	(7)	$
	UFC profits units	3,089	(8)	$		—			—
Mark Shapiro	Iris IV units	1,224,975	(6)	$		979,980	(7)	$
		1,716	(8)	$		—			—
Seth Krauss	Iris IV units	612,487	(6)	$		489,991	(7)	$
	Iris V units	617,874	(9)	$
	UFC profits units	687	(8)	$

(1)	As of December 31, 2018, the unvested WME Holdco units were scheduled to vest on May 6, 2019, generally subject to continued employment.
(2)	As of December 31, 2018, the Iris V units were scheduled to vest in four equal installments on each of August 15, 2019, 2020, 2021 and 2022, generally subject to continued employment.
(3)

As of December 31, 2018, the unvested time-based vesting January 2017 Profits Units were scheduled to vest in four equal installments on each of January 1, 2019, 2020, 2021 and 2022, generally subject to continued employment. Immediately following the consummation of this offering, an additional number of such profits units will vest to the extent necessary so that the total number of vested time-based vesting January 2017 Profits Units equal the total number of vested performance-based vesting January 2017 Profits Units at such time (the “January 2017 IPO Adjustment”) and following the January 2017 IPO Adjustment, the remaining unvested time-based vesting January 2017 Profits Units will vest annually in equal installments over a number of anniversaries of the date of grant equal to (x) 5 minus (y) 5 multiplied by the aggregate percentage of the time-based vesting January 2017 Profits Units vested as of immediately following the IPO Adjustment, generally subject to continued employment.

(4)

As of December 31, 2018, the unvested performance-based vesting January 2017 Profits Units will vest as to 33.33% upon the achievement by Endeavor Operating Company of a total equity value (as determined by our board of directors) of Endeavor Operating Company (the “Performance Vesting Equity Value”) of $7,000,000,000, $8,000,000,000 and $9,000,000,000.

(5)	As of December 31, 2018, the unvested January 2017 Upside Profits Units will vest upon the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $9,000,000,000.
(6)

As of December 31, 2018, the unvested time-based vesting Iris IV units were scheduled to vest in two equal installments on each of June 1, 2019 and 2020, generally subject to continued employment. Immediately

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following the consummation of this offering, subject to the approval of our Chief Executive Officer and Executive Chairman or our board of directors, an additional number of such profits units will vest to the extent necessary so that the total number of vested time-based vesting Iris IV units equal the total number of vested performance-based vesting Iris IV units at such time (the “IPO Adjustment”) and following the IPO Adjustment, the remaining unvested time-based vesting profits units will vest annually in equal installments over a number of anniversaries of the date of grant equal to (x) 3 minus (y) 3 multiplied by the aggregate percentage of the time-vesting profits units vested as of immediately following the IPO Adjustment, generally subject to continued employment.
(7)

As of December 31, 2018, the unvested performance-based vesting Iris IV units will vest as to 43.82% upon the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $7,000,000,000, 37.45% upon the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $8,000,000,000 and 18.73% upon the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $9,000,000,000, generally subject to continued employment.

(8)	As of December 31, 2018, the unvested UFC profits units were scheduled to vest on August 18, 2019.
(9)	As of December 31, 2018, the unvested time-based vesting Iris V units were scheduled to vest in two equal installments on each of December 31, 2019 and 2020, generally subject to continued employment.
(10)

As of December 31, 2018, there was no public market for the equity awards, and thus the market values reflected in the table above, which will be included in a subsequent filing following the completion of our 2018 financial audit, are based on the values obtained for each equity award pursuant to a hybrid model consisting of a probability weighted expected return model and an option-pricing model, taking into account discounts for lack of marketability.

Stock Vested During Fiscal Year 2018

The following table sets forth information regarding profits interests and WME Holdco units vesting during fiscal year 2018 for each of the named executive officers.

Name	Number of Equity Interests Acquired on Vesting		Value Realized on Vesting of Equity Interests(9)
Ariel Emanuel	23,461,964	(1)	$39,722,925
	4,593,657	(2)	$1,868,237
	4,593,657	(3)
	3,135,400	(4)	$3,715,274
Patrick Whitesell	23,461,964	(1)	$39,722,925
	4,593,657	(2)	$1,868,237
	4,593,657	(3)
	3,135,400	(4)	$3,715,274
Jason Lublin	6,250,000	(1)	$10,011,632
	612,487	(5)	$249,346
	489,990	(6)
	3,089	(7)
Mark Shapiro	2,719,757	(8)	$2,365,998
	612,487	(5)	$249,346
	489,990	(6)
	1,716	(7)
Seth Krauss	900,768	(8)	$783,605
	306,244	(5)	$124,673
	244,995	(6)
	308,937	(4)
	687	(7)

(1)	This amount represents WME Holdco units acquired on vesting.
(2)	This amount represents the time-based January 2017 Profits Units acquired on vesting.

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(3)	This amount represents the performance-based January 2017 Profits Units acquired on vesting.
(4)	This amount represents Iris V units acquired on vesting.
(5)	This amount represents the time-based Iris IV units acquired on vesting.
(6)	This amount represents the performance-based Iris IV units acquired on vesting.
(7)	This amount represents UFC profits units acquired on vesting.
(8)	This amount represents Iris I units acquired on vesting.
(9)

As of December 31, 2018, there was no public market for the equity awards and thus the market values reflected in the table above, which will be included in a subsequent filing following the completion of our 2018 financial audit, are based on the values obtained for each equity award pursuant to a hybrid model consisting of a probability weighted expected return model and an option-pricing model, taking into account discounts for lack of marketability.

Retirement Benefits

Endeavor Operating Company sponsors a 401(k) plan, which is a U.S. tax-qualified retirement plan offered to all eligible employees, including our named executive officers, that permits eligible employees to elect to defer a portion of their compensation on a pre-tax basis. We do not maintain any defined benefit pension plans or any nonqualified deferred compensation plans.

Potential Payments upon Termination of Employment or Change in Control

Severance Payments and Benefits under Employment Agreements

All of our named executive officers are entitled to certain severance benefits following certain terminations of employment as described below. No severance payments or benefits are payable in the event of a termination for cause or resignation without good reason.

Ariel Emanuel

If Mr. Emanuel is terminated without cause or resigns for good reason, he is entitled to continued payment of base salary, plus, if such termination occurs prior to a Salary Adjustment Event, $3,000,000 per year (pro-rated for any partial year) as though he had remained employed through the remainder of his employment term (i.e., through May 6, 2024), paid ratably in monthly installments over the remainder of the term. In addition, if such termination occurs prior to a Salary Adjustment Event, he is entitled to a one-time lump sum payment equal to the positive difference (if any) between (x) $3,000,000 pro-rated for the number of days worked prior to such termination of employment minus (y) the sum of (A) any portion of the A/P Third Tranche Distribution that was made to him and (B) any annual bonus paid to him, in each case, prior to the date of such termination of employment (the difference between (x) and (y), if any, is referred to as the “unpaid distribution”). Payment of the salary and bonus continuation is subject to the execution of a release of claims. If Mr. Emanuel is terminated due to death or disability, he will be entitled to payment of the unpaid distribution.

Mr. Emanuel’s employment agreement provides that Mr. Emanuel cannot be terminated without cause prior to an initial public offering of Endeavor Operating Company or the date on which he has sold equity interests that equate to more than 50% of the ownership interests in Endeavor Operating Company and its affiliates held by him as of May 6, 2014 (referred to as an “Emanuel sell-down event”). If following an Emanuel sell-down event (but prior to an initial public offering), he is terminated without cause, he is not entitled to any severance (other than the unpaid distribution, if any, as of the date of such termination of employment).

Patrick Whitesell

If Mr. Whitesell is terminated without cause or resigns for good reason, he is entitled to continued payment of base salary, plus, if such termination occurs prior to a Salary Adjustment Event, $3,000,000 per year (pro-rated for any partial year) as though he had remained employed through the remainder of his employment

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term (i.e., through May 6, 2024), paid ratably in monthly installments over the remainder of the term. In addition, if such termination occurs prior to a Salary Adjustment Event, he is entitled to a one-time lump sum payment equal to his unpaid distribution. Payment of the salary and bonus continuation is subject to the execution of a release of claims. If Mr. Whitesell is terminated due to death or disability, he will be entitled to payment of the unpaid distribution.

Mr. Whitesell’s employment agreement provides that Mr. Whitesell cannot be terminated without cause prior to an initial public offering of Endeavor Operating Company or the date on which he has sold equity interests that equate to more than 50% of the ownership interests in Endeavor Operating Company and its affiliates held by him as of May 6, 2014 (referred to as a “Whitesell sell-down event”). If following a Whitesell sell-down event (but prior to an initial public offering), he is terminated without cause, he is not entitled to any severance (other than the unpaid distribution, if any, as of the date of such termination of employment).

Jason Lublin

If Mr. Lublin’s employment is terminated without cause or due to a resignation for good reason, he would be entitled to continued payment of his base salary as though he had remained employed through the remainder of his employment term (i.e., through December 31, 2020). Payment of the severance benefits is subject to the execution of a release of claims.

Mark Shapiro

If Mr. Shapiro is terminated without cause or due to a resignation for good reason, he is entitled to (i) an amount equal to the base salary payable had he remained employed through the remainder of his employment term (i.e., through December 31, 2021), paid ratably in monthly installments over the twelve month period following termination and (ii) if the termination occurs in fiscal year 2018, payment of his target annual bonus and if his termination occurs in any other fiscal year, payment of his target annual bonus prorated for period he was employed during the fiscal year of termination, paid in a lump sum. Payment of the salary continuation is subject to the execution of a release of claims.

Seth Krauss

If Mr. Krauss’ employment is terminated without cause or due to a resignation for good reason, he would be entitled to (i) continued payment of his base salary as though he had remained employed for twelve months following termination and (ii) his guaranteed bonus for the year of termination, payable when the bonus would be paid had he remained employed. Payment of the severance benefits is subject to the execution of a release of claims.

Equity Vesting

Ariel Emanuel

Upon the earlier to occur of (i) the consummation of this offering, (ii) a Sale Transaction (defined below) and (iii) Mr. Emanuel’s termination without cause or resignation for good reason, any then-unvested profits interests or WME Holdco common units will become 100% vested as of such termination date; provided that in the case of clauses (i) and (ii), (A) Mr. Emanuel’s employment has not been terminated and he continues to provide services to us as of the date of this offering or a Sale Transaction, as applicable, and (B) profits interests shall not include the time-based or performance-based January 2017 Profits Units or January 2017 Upside Profits Units, and in the case of clause (iii), the profits interests shall not include any performance-based January 2017 Profits Units and the January 2017 Upside Profits Units, which will remain outstanding and will vest solely upon the achievement of the applicable Performance Vesting Equity Value within 24 months of such termination date, and will be automatically forfeited upon the expiration of such 24-month period to the extent still unvested at that time.

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All of Mr. Emanuel’s time-based January 2017 Profits Units shall be vested on the earlier of (x) the consummation of a Sale Transaction (defined below) and (y) the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $9,000,000,000. Immediately following the consummation of this offering, Mr. Emanuel will be eligible for the January 2017 IPO Adjustment, as defined above.

Upon a termination due to death or disability, Mr. Emanuel’s WME Holdco units, Iris V units and January 2017 Profits Units will vest to the extent necessary so that one-third of such units will be fully vested as of such date.

Patrick Whitesell

Upon the earlier to occur of (i) the consummation of this offering, (ii) a Sale Transaction and (iii) Mr. Whitesell’s termination without cause or resignation for good reason, any then-unvested profits interests or WME Holdco units will become 100% vested as of such termination date; provided that in the case of clauses (i) and (ii), (A) Mr. Whitesell’s employment has not been terminated and he continues to provide services to us as of the date of this offering or a Sale Transaction, as applicable, and (B) profits interests shall not include the time-based or performance-based January 2017 Profits Units or January 2017 Upside Profits Units, and in the case of clause (iii), the profits interests shall not include any performance-based January 2017 Profits Units and the January 2017 Upside Profits Units, which will remain outstanding and will vest solely upon the achievement of the applicable Performance Vesting Equity Value within 24 months of such termination date, and will be automatically forfeited upon the expiration of such 24-month period to the extent still unvested at that time.

All of Mr. Whitesell’s time-based January 2017 Profits Units shall be vested on the earlier of (x) the consummation of a Sale Transaction (defined below) and (y) the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $9,000,000,000. Immediately following the consummation of this offering, Mr. Whitesell will be eligible for the January 2017 IPO Adjustment, as defined above.

Upon a termination due to death or disability, Mr. Whitesell’s WME Holdco units, Iris V units and January 2017 Profits Units will vest to the extent necessary so that one-third of such units will be fully vested as of such date.

Jason Lublin

If Mr. Lublin’s employment is terminated without cause or due to a resignation for good reason, then one-third of any then-unvested time-based Iris IV units will vest. In addition, if Mr. Lublin’s employment is terminated without cause, due to a resignation for good reason or any termination of Mr. Lublin’s employment following expiration of his employment agreement and he was not offered a new employment agreement pursuant to a bona fide offer prior to such termination, a number of unvested performance-based Iris IV units shall be eligible to vest based on the Performance Vesting Equity Value as of the date of such termination of employment.

To the extent agreed to by our Chief Executive Officer and Executive Chairman or our board of directors, all of the time-based Iris IV units shall be vested on the earlier of (x) the consummation of a Sale Transaction and (y) the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $9,000,000,000. In addition, immediately following this offering and subject to the approval of our Chief Executive Officer and Executive Chairman or our board of directors, Mr. Lublin will be eligible for the IPO Adjustment, as defined above.

Mark Shapiro

If Mr. Shapiro’s employment is terminated without cause or due to a resignation for good reason, then one-third of any then-unvested time-based Iris IV units will vest. In addition, if Mr. Shapiro’s employment is terminated without cause, due to a resignation for good reason or he is notified that his employment relationship

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will not be continued following the expiration of the term of his employment agreement, a number of unvested performance-based Iris IV units shall be eligible to vest based on the Performance Vesting Equity Value as of the date of such termination of employment.

To the extent agreed to by our Chief Executive Officer and Executive Chairman or our board of directors, all of Mr. Shapiro’s time-based Iris IV units shall be vested on the earlier of (x) the consummation of a Sale Transaction and (y) the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $9,000,000,000. In addition, immediately following this offering and subject to the approval of our Chief Executive Officer and Executive Chairman or our board of directors, Mr. Shapiro will be eligible for the IPO Adjustment, as defined above.

Seth Krauss

If Mr. Krauss’ employment is terminated without cause or due to a resignation for good reason, then one-third of any then-unvested time-based Iris IV units will vest. In addition, if Mr. Krauss’ employment is terminated without cause, due to a resignation for good reason or he is notified that his employment relationship will not be continued following the expiration of the term of his employment agreement, a number of unvested performance-based Iris IV units shall be eligible to vest based on the Performance Vesting Equity Value as of the date of such termination of employment.

To the extent agreed to by our Chief Executive Officer and Executive Chairman or our board of directors, all of Mr. Krauss’ time-based Iris IV units shall be vested on the earlier of (x) the consummation of a Sale Transaction and (y) the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $9,000,000,000. In addition, immediately following this offering and subject to the approval of our Chief Executive Officer and Executive Chairman or our board of directors, Mr. Krauss will be eligible for the IPO Adjustment, as defined above.

If Mr. Krauss’ employment is terminated without cause or due to a resignation for good reason, then one-third of any then-unvested time-based Iris V units will vest.

Definition of “Sale Transaction”

For purposes of the profits interests, a “Sale Transaction” generally means the sale of all or a majority of the membership interests of Endeavor Operating Company or the sale of all or substantially all of the Endeavor Operating Company and its subsidiaries’ assets (including by means of merger, consolidation, other business combination, exclusive license, share exchange or other reorganization) to a third party.

Definitions of “Cause” and “Good Reason”

For purposes of Messrs. Emanuel’s and Whitesell’s employment agreements and equity awards, the definition of “cause” generally means: (i) conduct constituting embezzlement, fraud or material misappropriation; (ii) conduct constituting a felony; (iii) conduct constituting a financial crime, material act of dishonesty or material unethical business conduct; (iv) material breach of restrictive covenants applicable to the named executive officer; or (v) material breach of any material obligations under a named executive officer’s employment agreement, that in each case (other than clause (ii)) results in material harm to Endeavor Operating Company and its affiliates. For purposes of the “cause” definition, any breach of restrictive covenants by Messrs. Emanuel or Whitesell must be made knowingly and any breach of a material obligation under their respective employment agreements must be made willfully.

For purposes of the employment agreements and equity awards of Messrs. Lublin, Shapiro and Krauss), “cause” generally means: (i) conduct constituting embezzlement, fraud or material misappropriation; (ii) conduct constituting a felony; (iii) conviction or indictment of a financial crime, material act of dishonesty or material unethical business conduct; (iv) material breach of restrictive covenants applicable to the named executive

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officer; (v) material breach of any material obligations under a named executive officer’s employment agreement; (vi) material violation of written policies; (vii) use of alcohol or drugs that materially interferes with performance; or (viii) conduct that brings the named executive employer or Endeavor Operating Company and its affiliates into public disrepute.

For purposes of the named executive officers’ employment agreements and equity awards, “good reason” generally means (i) a material breach by Endeavor Operating Company of any material obligation under such named executive officer’s employment agreement and, (ii) for Messrs. Emanuel, Whitesell and Lublin, the relocation of such named executive officer’s principal place of employment outside of the Los Angeles metropolitan area, and for Mr. Krauss, the relocation of his principal place of employment outside of New York County. In addition to the foregoing, the definition of good reason for Messrs. Emanuel and Whitesell includes (i) a material diminution in duties, authorities or responsibilities as chief executive officer or executive chairman, respectively (including, prior to a Sale Transaction pursuant to which Endeavor Operating Company becomes a business unit of a larger parent organization, any requirement that he report to someone other than our board of directors), (ii) following an initial public offering or the date of a “Triggering Event” (which is defined in the Endeavor Operating Company Agreement as the date on which WME Holdco’s ownership of Endeavor Operating Company is reduced to less than 75% of the ownership interest it held in Endeavor Operating Company as of May 6, 2014, or the date on which Mr. Emanuel or Mr. Whitesell is no longer serving as Chief Executive Officer or Executive Chairman, respectively, whether due to his death, disability, resignation, retirement or otherwise), the assignment of duties materially inconsistent with his position or status with Endeavor Operating Company or (iii) the failure of Endeavor Operating Company to obtain from an acquirer of all or substantially all of its assets an assumption of Endeavor Operating Company’s obligations under the terms of their respective employment agreements.

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Estimated Payments Upon Termination of Employment or Change in Control

The table below shows the severance payments and benefits that each named executive officer would receive upon (1) death or disability, (2) termination without cause or a resignation with good reason, (3) termination for cause or a resignation without good reason and (4) a change in control. The amounts are calculated as if the date of termination and change in control occurred on December 31, 2018.

Name	Death or Disability ($)		Termination without Cause or Resignation with Good Reason ($)		Termination for Cause or Resignation without Good Reason ($)	Change in Control ($)
Ariel Emanuel
Base Salary Continuation	—		21,394,872	(1)	—	—
Bonus	3,000,000	(2)	3,000,000	(2)		—
Accelerated Vesting of Equity Awards(5)		(3)		(4)	—		(4)
Patrick Whitesell
Base Salary Continuation	—		21,394,872	(1)	—	—
Bonus	3,000,000	(2)	3,000,000	(2)		—
Accelerated Vesting of Equity Awards(5)		(3)		(4)	—		(4)
Jason Lublin
Base Salary Continuation	—		3,000,000	(6)	—	—
Bonus	—				—	—
Accelerated Vesting of Equity Awards(5)	—			(7)	—	—
Mark Shapiro
Base Salary Continuation	—		9,000,000	(8)	—	—
Bonus	—		1,000,000	(9)	—	—
Accelerated Vesting of Equity Awards(5)	—			(7)	—	—
Seth Krauss
Base Salary Continuation	—		750,000	(10)	—	—
Bonus	—		1,150,000	(11)	—	—
Accelerated Vesting of Equity Awards(5)	—			(7)	—	—

(1)

This amount reflects the continued payment of base salary plus an amount equal to the A/P Third Tranche Distribution per year through the expiration of the term of Messrs. Emanuel’s and Whitesell’s respective employment agreement.

(2)	This amount reflects the full unpaid distribution without reduction for any payment of prior bonus amounts.
(3)

This amount reflects the value of the accelerated vesting of the named executive officer’s Iris V units and January 2017 Profits Units to the extent necessary so that one-third of such units are fully vested as of December 31, 2018.

(4)	This amount reflects the value of the accelerated vesting of all of the named executive officer’s unvested WME Holdco units, Iris V units and January 2017 Profits Units.
(5)

As of December 31, 2018, there was no public market for the equity awards, and thus the market values reflected in the table above, which will be included in a subsequent filing following the completion of our 2018 financial audit, are based on the values obtained for each equity award pursuant to a hybrid model consisting of a probability weighted expected return model and an option-pricing model, taking into account discounts for lack of marketability.

(6)	This amount reflects the continued payment of Mr. Lublin’s base salary through December 31, 2020, which is the expiration of the term of his employment agreement.
(7)

This amount reflects the value of accelerated vesting of (a) one-third of the named executive officer’s unvested time-based Iris IV units and (b) for Mr. Krauss only, one-third of his unvested Iris V units.

(8)	This amount reflects the continued payment of Mr. Shapiro’s base salary through December 31, 2021, which is the expiration of the term of his employment agreement.
(9)	This amount reflects payment of Mr. Shapiro’s 2018 target annual bonus.
(10)	This amount reflects the continued payment of Mr. Krauss’ base salary for twelve months following termination of his employment.
(11)	This amount reflects payment of Mr. Krauss’ 2018 guaranteed bonus.

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Compensation of our Directors

Prior to this offering we did not pay our directors any compensation for their service. Following the consummation of this offering, we anticipate that each director will receive an annual director fee, fees for attending meetings of our board of directors as well as committee meetings and equity awards in connection with their services. In addition, each director will be reimbursed for out-of-pocket expenses in connection with their services. As of the time of this offering we are evaluating the specific terms of our director compensation program.

2019 Management Incentive Plan

Our board of directors and stockholders plan to adopt the 2019 Management Incentive Plan to become effective upon the consummation of this offering. The following is a summary of certain terms and conditions of the 2019 Management Incentive Plan. This summary is qualified in its entirety by reference to the 2019 Management Incentive Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full 2019 Management Incentive Plan.

Administration. The Executive Committee (or subcommittee thereof) of our board of directors will administer the 2019 Management Incentive Plan. The Executive Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2019 Management Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2019 Management Incentive Plan. The Executive Committee will have full discretion to administer and interpret the 2019 Management Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates who are selected by the Executive Committee will be eligible for awards under the 2019 Management Incentive Plan. Except as otherwise required by applicable law or regulation or stock exchange rules, the Executive Committee will have the sole and complete authority to determine who will be granted an award under the 2019 Management Incentive Plan (subject to certain exceptions).

Number of Shares Authorized. The 2019 Management Incentive Plan provides for an aggregate of                shares of our Class A common stock. No more than                shares of our Class A common stock may be issued with respect to incentive stock options under the 2019 Management Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the 2019 Management Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, will be $    . Shares of our Class A common stock subject to awards are generally unavailable for future grant; provided that in no event shall such shares increase the number of shares of our Class A common stock that may be delivered pursuant to incentive stock options granted under the 2019 Management Incentive Plan. If any award granted under the 2019 Management Incentive Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our Class A common stock subject to such award will again be made available for future grants. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grants under the 2019 Management Incentive Plan (subject to certain exceptions).

Change in Capitalization. If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or other relevant change in capitalization or applicable law or circumstances, such that the Executive Committee determines that an adjustment to the terms of the 2019 Management Incentive Plan (or awards thereunder) is necessary or

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appropriate, then the Executive Committee may make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the 2019 Management Incentive Plan, the number of shares covered by awards then outstanding under the 2019 Management Incentive Plan, the limitations on awards under the 2019 Management Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant. The Executive Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the 2019 Management Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (which are referred to herein as “Substitute Awards”).

Stock Options. The Executive Committee will be authorized to grant options to purchase shares of our Class A common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2019 Management Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option.” Options granted under the 2019 Management Incentive Plan will be subject to the terms and conditions established by the Executive Committee. Under the terms of the 2019 Management Incentive Plan, the exercise price of the options will not be less than the fair market value of our Class A common stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2019 Management Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Executive Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2019 Management Incentive Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our Class A common stock is prohibited by the Company’s insider trading policy, the option’s term shall be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our Class A common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the Executive Committee may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our Class A common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of Class A common stock will be settled in cash.

Stock Appreciation Rights. The Executive Committee will be authorized to award SARs under the 2019 Management Incentive Plan. SARs will be subject to the terms and conditions established by the Executive Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2019 Management Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Executive Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our Class A common stock for each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be established by the Executive Committee and reflected in the award agreement.

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Restricted Stock. The Executive Committee will be authorized to grant restricted stock under the 2019 Management Incentive Plan, which will be subject to the terms and conditions established by the Executive Committee. Restricted stock is Class A common stock that generally is non-transferable and is subject to other restrictions determined by the Executive Committee for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

Restricted Stock Unit Awards. The Executive Committee will be authorized to award restricted stock unit awards, which will be subject to the terms and conditions established by the Executive Committee. A restricted stock unit award, once vested, may be settled in common shares equal to the number of units earned, or in cash equal to the fair market value of the number of vested shares, at the election of the Executive Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Executive Committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our Class A common stock, either in cash or (at the sole discretion of the Executive Committee), in shares of our Class A common stock having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the Executive Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Executive Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled.

Other Stock-Based Awards. The Executive Committee will be authorized to grant awards of unrestricted shares of our Class A common stock, rights to receive grants of awards at a future date or other awards denominated in shares of our Class A common stock under such terms and conditions as the Executive Committee may determine and as set forth in the applicable award agreement.

Effect of a Change in Control. Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between a participant and us, in the event of a change in control, if a participant’s employment or service is terminated by us other than for cause (and other than due to death or disability) within the 12-month period following a change in control, then the Executive Committee may provide that (i) all then-outstanding options and SARs will become immediately exercisable as of such participant’s date of termination with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period shall expire as of such participant’s date of termination with respect to all of the then-outstanding shares of restricted stock or restricted stock units (including without limitation a waiver of any applicable performance goals); provided that any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of target performance as determined by the Executive Committee and prorated for the number of days elapsed from the grant date of such award through the date of termination. In addition, the Executive Committee may in its discretion and upon at least ten days’ notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of our common stock received or to be received by other stockholders of the Company in the event. Notwithstanding the above, the Executive Committee shall exercise such discretion over the timing or settlement of any award subject to Section 409A of the Code at the time such award is granted.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Executive Committee permits the award to be transferred to a permitted transferee (as defined in the 2019 Management Incentive Plan).

Amendment. The 2019 Management Incentive Plan will have a term of ten years. Our board of directors may amend, suspend or terminate the 2019 Management Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax,                or other applicable regulatory requirement. No amendment,

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suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The Executive Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the option price of any option or the strike price of any SAR, (ii) the Executive Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes) and (iii) the Executive Committee may not take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed. However, stockholder approval is not required with respect to clauses (i), (ii), or (iii) above with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding clauses (i), (ii), and (iii) can be amended without the approval of our stockholders.

Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the New York Stock Exchange or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the 2019 Management Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options. The Code requires that, for treatment of an option as an incentive stock option, shares of our Class A common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us

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for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option (a “non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act.) We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to the executives designated in Section 162(m) of the Code, including, but not limited to, to its chief executive officer, chief financial officer and the three other officers whose compensation is required to be disclosed in its proxy statement. As discussed above, we do not believe that Section 162(m) would apply to our executives’ compensation, but if it were to apply, as a new public company, we expect to be eligible for transition relief from the deduction limitations imposed under Section 162(m) of the Code until our first stockholder meeting at which directors are elected that occurs in 2023. In addition, we reserve the right to award compensation that may not be deductible under Section 162(m) where we believe it is appropriate to do so.

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PRINCIPAL STOCKHOLDERS

The tables below set forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock by:

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

The numbers of shares of Class A common stock and Class B common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power before and after this offering that are set forth below are based on (i) the number of shares and Endeavor Operating Company Units to be issued and outstanding prior to and after this offering, in each case, after giving effect to the reorganization transactions and (ii) an assumed initial public offering price of $                  per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). See “Organizational Structure.”

The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated, the address for each beneficial owner listed below is: c/o Endeavor Group Holdings, Inc., 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, CA 90210.

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The following table assumes the underwriters’ option to purchase additional shares is not exercised. The table also assumes that no Endeavor Profits Units are exchanged for Endeavor Operating Company Units and paired shares of Class D common stock.

	Class A Common Stock Owned (on a fully exchanged and converted basis)(1)				Class B Common Stock Owned (on a fully exchanged basis)(2)				Combined Voting Power(3)
	Before this Offering		After this Offering		Before this Offering		After this Offering		Before this Offering	After this Offering
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage	Percentage
5% Equityholders
Executive Holdco(4)
Silver Lake Equityholders(5)
Directors and Executive Officers
Ariel Emanuel(4)(6)
Patrick Whitesell(4)(6)
Jason Lublin
Kerry Chandler
Seth Krauss
Christian Muirhead
Mark Shapiro
Egon Durban
Stephen Evans
All directors and executive officers as a group (9 persons)

*	Less than 1%.

The following table assumes the underwriters’ option to purchase additional shares is exercised in full.

	Class A Common Stock Owned (on a fully exchanged and converted basis)(1)				Class B Common Stock Owned (on a fully exchanged basis)(2)				Combined Voting Power(3)
	Before this Offering		After this Offering		Before this Offering		After this Offering		Before this Offering	After this Offering
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage	Percentage
5% Equityholders
Executive Holdco(4)(5)
Silver Lake Equityholders(6)
Directors and Executive Officers
Ariel Emanuel(4)
Patrick Whitesell(4)
Jason Lublin
Kerry Chandler
Seth Krauss
Christian Muirhead
Mark Shapiro
Egon Durban
Stephen Evans
All directors and executive officers as a group (13 persons)

*	Less than 1%.

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(1)

Each member of Endeavor Operating Company (other than Endeavor Manager) that holds Endeavor Operating Company Units and an equal number of shares of Class D common stock has the right at any time to cause Endeavor Operating Company to redeem or exchange their Endeavor Operating Company Units (and paired shares of Class D common stock) for shares of our Class B common stock or, at our election, cash, and to convert any such shares of Class B common stock into shares of Class A common stock on a one-for-one basis. Each member of Endeavor Manager (other than us) holds Endeavor Manager Units and an equal number of shares of Class C common stock. Each such member of Endeavor Manager has the right at any time to cause Endeavor Manager to redeem or exchange their Endeavor Manager Units (and paired shares of Class C common stock) for shares of our Class A common stock or, at our election, cash. See “Description of Capital Stock.” The numbers of shares of Class A common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that (i) all Endeavor Operating Company Units and Endeavor Manager Units have been redeemed or exchanged for shares of Class B common stock or Class A common stock, as applicable, and (ii) all shares of Class B common stock have been converted into shares of Class A common stock.

(2)

Each member of Endeavor Operating Company (other than Endeavor Manager) that holds Endeavor Operating Company Units and an equal number of shares of Class D common stock has the right at any time to cause Endeavor Operating Company to redeem or exchange their Endeavor Operating Company Units (and paired shares of Class D common stock) for shares of our Class B common stock or, at our election, cash. See “Description of Capital Stock.” The numbers of shares of Class B common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that all Endeavor Operating Company Units have been redeemed or exchanged for shares of Class B common stock. Set forth below is a table that lists each of our 5% equityholders, directors and named executive officers who own Endeavor Operating Company Units and corresponding shares of Class D common stock:

Name	Number of Endeavor Operating Company Units and Shares of Class D Common Stock
Executive Holdco
Silver Lake Equityholders
Ariel Emanuel
Patrick Whitesell

(3)

Percentage of combined voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock, voting together as a single class. Each holder of Class B common stock and Class D common stock is entitled to              votes per share, and each holder of Class A common stock and Class C common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. Our Class C common stock and Class D common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A and Class B common stock. See “Description of Capital Stock.”

(4)

Executive Holdco is managed by an executive committee composed of Messrs. Emanuel and Whitesell. Its equityholders include current and former members of the management of Endeavor Operating Company and its affiliates. Executive Holdco beneficially owns                shares of Class B common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class D common stock held by it. Messrs. Emanuel and Whitesell may be deemed to share beneficial ownership of the shares held by the Executive Holdco, but each disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interests therein. The address of each member of Executive Holdco is 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, CA 90210.

(5)

We, Executive Holdco, the Silver Lake Equityholders and Messrs. Emanuel and Whitesell will enter into the Stockholders Agreement that will provide Executive Holdco and the Silver Lake Equityholders with the right to nominate a specified number of our directors. Executive Holdco, the Silver Lake Equityholders and Messrs. Emanuel and Whitesell will agree to take all necessary action, including voting their respective shares of common stock, to cause the election of the other’s nominees. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for additional information. As a result, Executive

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Holdco, the Silver Lake Equityholders and Messrs. Emanuel and Whitesell may be deemed to be a group for purposes of Section 13(d) of the Exchange Act and beneficially own shares held by each other. However, each of Executive Holdco, the Silver Lake Equityholders and Messrs. Emanuel and Whitesell disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
(6)

The common stock beneficially owned by the Silver Lake Equityholders is comprised of:                shares of Class B common stock held by SLP West Holdings Co-Invest Feeder II, L.P., the general partner of which is SLP Co-Invest GP, L.L.C.;                shares of Class B common stock held by SLP IV West Feeder I, L.P., the general partner of which is Silver Lake Technology Associates IV, L.P., the general partner of which is SLTA IV (GP), L.L.C.;                shares of Class B common stock held by SL SPV-1 Feeder I, L.P., the general partner of which is SLTA SPV-1, L.P., the general partner of which is SLTA SPV-1 (GP), L.L.C.;                shares of Class B common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class D common stock held by SLP West Holdings, L.L.C., the managing member of which is Silver Lake Partners IV DE (AIV IV), L.P., the general partner of which is Silver Lake Technology Associates IV, L.P., the general partner of which is SLTA IV (GP), L.L.C.;                shares of Class B common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class D common stock held by SLP West Holdings II, L.L.C., the managing member of which is Silver Lake Partners IV DE (AIV IV), L.P., the general partner of which is Silver Lake Technology Associates IV, L.P., the general partner of which is SLTA IV (GP), L.L.C.;                shares of Class B common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class D common stock held by SLP West Holdings III, L.P., the general partner of which is SLP West GP Holdings, L.L.C., the managing member of which is SLTA IV (GP), L.L.C.;                shares of Class B common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class D common stock held by SLP West Holdings Co-Invest, L.P., the general partner of which is SLP Denali Co-Invest GP, L.L.C., the managing member of which is Silver Lake Technology Associates III, L.P., the general partner of which is SLTA III (GP), L.L.C.;                shares of Class B common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class D common stock held by SLP West Holdings Co-Invest II, L.P., the general partner of which is SLP Co-Invest GP, L.L.C. Silver Lake Group, L.L.C. is the managing member of SLP Co-Invest GP, L.L.C., SLTA III (GP), L.L.C., SLTA IV (GP), L.L.C., and SLTA SPV-1 (GP), L.L.C. The address of each of the entities named above is 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Agreement and Common Stock Subscription Agreement

In connection with the reorganization transactions, we will enter into a reorganization agreement and related agreements with Endeavor Manager, Endeavor Operating Company and our pre-IPO investors, including certain affiliates of Silver Lake Partners, which will effect the reorganization transactions. See “Organizational Structure” for more information.

The table below sets forth the consideration in Endeavor Operating Company Units, Endeavor Manager Units, Class B common stock, Class C common stock and Class D common stock to be received by our 5% equityholders, directors and executive officers in the reorganization transactions, based on an assumed public offering price of $                 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus):

Name	Endeavor Operating Company Units to Be Issued in the Reorganization Transactions	Endeavor Manager Units to Be Issued in the Reorganization Transactions	Class B Common Stock to Be Issued in the Reorganization Transactions	Class C Common Stock to Be Issued in the Reorganization Transactions	Class D Common Stock to Be Issued in the Reorganization Transactions
Executive Holdco
Silver Lake Equityholders
Ariel Emanuel
Patrick Whitesell
Egon Durban
Stephen Evans
Jason Lublin
Kerry Chandler
Seth Krauss
Christian Muirhead
Mark Shapiro

The consideration set forth above and otherwise to be received in the reorganization transactions is subject to adjustment based on the final public offering price of our Class A common stock in this offering.

Limited Liability Company Agreement of Endeavor Operating Company

In connection with the reorganization transactions, Endeavor Manager, Endeavor Operating Company and each of the members of Endeavor Operating Company will enter into the Endeavor Operating Company Agreement. Following the reorganization transactions, and in accordance with the terms of the Endeavor Operating Company Agreement, we will operate our business through Endeavor Operating Company and its subsidiaries. Pursuant to the terms of the Endeavor Operating Company Agreement, so long as Mr. Emanuel, Mr. Whitesell or Silver Lake Partners, or any of their respective affiliates, continue to own any of the Endeavor Operating Company Units, shares of our Class A common stock or securities exchangeable or convertible into shares of our Class A common stock, we will not, without the prior written consent of such holders, engage in any business activity other than the management and ownership of Endeavor Manager and its subsidiaries, including Endeavor Operating Company and its subsidiaries, or own any assets other than securities of Endeavor Manager and its subsidiaries and/or any cash or other property or assets distributed by or otherwise received from Endeavor Manager and its subsidiaries, unless we determine in good faith that such actions or ownership are in the best interest of Endeavor Operating Company. As sole managing member of Endeavor Manager and the indirect sole managing member of Endeavor Operating Company, we will have control over all of the affairs and decision-making of Endeavor Operating Company. As such, we will be responsible for all operational and administrative decisions of Endeavor Operating Company and the day-to-day management of Endeavor Operating Company’s business. We will fund any dividends to our stockholders by causing Endeavor Operating

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Company to make distributions to its equityholders, including the members of Endeavor Operating Company and Endeavor Manager, subject to the limitations imposed by the Senior Credit Facilities, and causing Endeavor Manager to make distributions to its equityholders, including us. See “Dividend Policy.”

The holders of Endeavor Operating Company Units and Endeavor Profits Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Endeavor Operating Company. Net profits and net losses of Endeavor Operating Company will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of Endeavor Operating Company Units, though certain non-pro rata adjustments may be made to reflect tax depreciation, amortization and other allocations. The Endeavor Operating Company Agreement will provide for cash distributions to the holders of Endeavor Operating Company Units and Endeavor Profits Units for purposes of funding their tax obligations in respect of the taxable income of Endeavor Operating Company that is allocated to them. Generally, these tax distributions will be calculated using an assumed tax rate equal to the highest marginal combined income tax rate applicable to an individual or corporation resident in Los Angeles, California or New York, New York (whichever rate is higher), taking into account the deductibility of applicable state and local income taxes for U.S. federal income tax purposes (which are subject to substantial limitations for tax years 2018 through 2025).

The Endeavor Operating Company Agreement will provide that, except as otherwise determined by us, if at any time we issue a share of our Class A common stock or Class B common stock, other than pursuant to an issuance and distribution to holders of shares of our common stock of rights to purchase our equity securities under a “poison pill” or similar stockholders rights plan or pursuant to an employee benefit plan, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in Endeavor Manager (unless such shares were issued by us solely to fund (i) our ongoing operations or pay our expenses or other obligations, (ii) the redemption or exchange from a member of Endeavor Operating Company of Endeavor Operating Company Units or Endeavor Profits Units (in which case such net proceeds shall instead be transferred to the selling member as consideration for such redemption or exchange) or (iii) the redemption or exchange from a member of Endeavor Manager of Endeavor Manager Units (in which case such net proceeds shall instead be transferred to the selling member as consideration for such redemption or exchange)), which proceeds will then be invested in Endeavor Operating Company. Endeavor Operating Company will then issue one Endeavor Operating Company Unit to Endeavor Manager, and Endeavor Manager will issue one Endeavor Manager Unit to us. Similarly, except as otherwise determined by us, Endeavor Operating Company will not issue any additional Endeavor Operating Company Units to Endeavor Manager, and Endeavor Manager will not issue any additional Endeavor Manager Units to us, in each case, unless we issue or sell an equal number of shares of our Class A common stock or Class B common stock. Conversely, if at any time any shares of our Class A common stock or Class B common stock are redeemed, repurchased or otherwise acquired, Endeavor Operating Company will redeem, repurchase or otherwise acquire an equal number of Endeavor Operating Company Units held by Endeavor Manager and Endeavor Manager will redeem, repurchase or otherwise acquire an equal number of Endeavor Manager Units held by us, in each case, upon the same terms and for the same price per security, as the shares of our Class A common stock or Class B common stock are redeemed, repurchased or otherwise acquired. In addition, Endeavor Operating Company will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Endeavor Operating Company Units unless it is accompanied by a substantively identical subdivision or combination of the Endeavor Manager Units and each class of our common stock. Likewise, Endeavor Manager will not effect any subdivision or combination of the Endeavor Manager Units unless it is accompanied by a substantively identical subdivision or combination of the Endeavor Operating Company Units and each class of our common stock, and we will not effect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination of the Endeavor Manager Units and the Endeavor Operating Company Units.

Subject to certain exceptions, Endeavor Operating Company will indemnify all of its members and their officers and other related parties against all losses or expenses arising from claims or other legal proceedings in

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which any such person (in its capacity as such) may be involved or become subject to in connection with Endeavor Operating Company’s business or affairs or the Endeavor Operating Company Agreement or any related document.

Endeavor Operating Company may be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) a determination by us. Upon dissolution, Endeavor Operating Company will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of Endeavor Operating Company’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the members in proportion to their ownership of Endeavor Operating Company Units and Endeavor Profits Units (after giving effect to any obligations of Endeavor Operating Company to make tax distributions.

Limited Liability Company Agreement of Endeavor Manager

In connection with the reorganization transactions, we, Endeavor Manager and each of the members of Endeavor Manager will enter into the Endeavor Manager LLC Agreement. Following the reorganization transactions, and in accordance with the terms of the Endeavor Manager LLC Agreement, we will be the sole managing member of Endeavor Manager. The terms of the Endeavor Manager LLC Agreement will contain substantially the same limitations on our business activity and ownership of assets as those in the Endeavor Operating Company Agreement. We will fund any dividends to our stockholders by causing Endeavor Operating Company to make distributions to its equityholders, including Endeavor Manager, subject to the limitations imposed by the Senior Credit Facilities, and thereafter causing Endeavor Manager to make distributions to us. Endeavor Manager will elect to be treated as a corporation for U.S. federal income tax purposes effective upon its date of formation. As the sole managing member of Endeavor Manager, we intend to cause Endeavor Manager to make non-pro rata distributions to us such that we will be able to cover all applicable taxes payable by us, any payments we are obligated to make under the tax receivable agreements we intend to enter into as part of the reorganization transactions and other costs or expenses. See “Dividend Policy.”

The Endeavor Manager LLC Agreement will provide that, except as otherwise determined by us, if at any time we issue a share of our Class A common stock or Class B common stock, other than pursuant to an issuance and distribution to holders of shares of our common stock of rights to purchase our equity securities under a “poison pill” or similar stockholders rights plan or pursuant to an employee benefit plan, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in Endeavor Manager (unless such shares were issued by us solely to fund (i) our ongoing operations or pay our expenses or other obligations, (ii) the redemption or exchange from a member of Endeavor Operating Company of Endeavor Operating Company Units (in which case such net proceeds shall instead be transferred to the selling member as consideration for such redemption or exchange) or (iii) the redemption or exchange from a member of Endeavor Manager of Endeavor Manager Units (in which case such net proceeds shall instead be transferred to the selling member as consideration for such redemption or exchange)), which proceeds will then be invested in Endeavor Operating Company. Endeavor Manager will thereafter issue one Endeavor Manager Unit to us for each share of our Class A common stock or Class B common stock issued by us. Similarly, except as otherwise determined by us, Endeavor Manager will not issue any additional Endeavor Manager Units to us unless we issue or sell an equal number of shares of our Class A common stock or Class B common stock. Endeavor Manager will not effect any subdivision or combination of the Endeavor Manager Units unless it is accompanied by a substantively identical subdivision or combination of the Endeavor Operating Company Units and each class of our common stock, and we will not effect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination of the Endeavor Manager Units and the Endeavor Operating Company Units.

Subject to certain exceptions, Endeavor Manager will indemnify all of its members, including us, and their officers and other related parties against all losses or expenses arising from claims or other legal proceedings in which any such person (in its capacity as such) may be involved or become subject to in connection with Endeavor Manager’s business or affairs or the Endeavor Manager LLC Agreement or any related document.

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Endeavor Manager may be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) a determination by us. Upon dissolution, Endeavor Manager will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of Endeavor Manager’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the members in proportion to their ownership of Endeavor Manager Units.

Exchange Agreement

At the closing of this offering, we will enter into an Exchange Agreement (the “Exchange Agreement”) with Endeavor Operating Company and Endeavor Manager, pursuant to which the members of Endeavor Operating Company (other than Endeavor Manager) and the members of Endeavor Manager (other than us) (or certain transferees thereof) will have the right from time to time, subject to certain restrictions, to cause Endeavor Operating Company or Endeavor Manager to redeem or exchange any or all of their vested Endeavor Operating Company Units (and paired shares of Class D common stock) or Endeavor Manager Units (and paired shares of Class C common stock), as applicable, in exchange for shares of our Class B common stock or Class A common stock, respectively or, at our election, cash. Subject to certain restrictions, the holders of Endeavor Profits Units will have the right to cause Endeavor Operating Company to exchange their vested Endeavor Profits Units into (1) a number of Endeavor Operating Company Units equal to (a) the product of (X) the number of vested Endeavor Profits Units to be exchanged with a given per unit hurdle price divided by (b) the price of our Class A common stock and (Y) then-current spread between the price of our Class A Common Stock and the per unit hurdle price of such Endeavor Profits Units and (2) a corresponding number of paired shares of our non-economic Class D common stock, and exercise their redemption and exchange rights as members of Endeavor Operating Company. See “Organizational Structure.”

The Exchange Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the members of Endeavor Operating Company (other than Endeavor Manager) and, if approved by our board of directors, the members of Endeavor Manager (other than us) and the holders of Endeavor Profits Units will be permitted to participate in such offer by delivery of a notice of exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the members of Endeavor Operating Company and the members of Endeavor Manager to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the members of Endeavor Operating Company and the members of Endeavor Manager may participate in each such offer without being required to exchange Endeavor Operating Company Units or Endeavor Manager Units and shares of our Class C common stock or Class D common stock.

The Exchange Agreement also provides that, in the event of a merger, consolidation or other business combination involving our Company (unless, following such transaction, all or substantially all of the holders of the voting power of us prior to such transaction continue to hold a majority of the voting power of the surviving entity (or its parent) in substantially the same proportions as immediately prior to such transaction) is approved by our board of directors and consummated in accordance with applicable law, we may require that each of the members of Endeavor Operating Company and the members of Endeavor Manager exchange with us all of their Endeavor Operating Company Units, Endeavor Profits Units, or Endeavor Manager Units, as applicable, and shares of our Class C common stock or Class D common stock, for aggregate consideration that is equivalent to the consideration payable in respect of each share of our Class A common stock in such transaction. Such members of Endeavor Operating Company (other than the holders of Endeavor Profits Units) are not required to participate in such a transaction that is tax-free for our stockholders unless the transaction is also tax-free for such members of Endeavor Operating Company.

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Stockholders Agreement

Prior to the consummation of this offering we will enter into a Stockholders Agreement (the “Stockholders Agreement”) with Messrs. Emanuel and Whitesell, Executive Holdco, the Silver Lake Equityholders and our pre-IPO investors that own Class B common stock or Class D common stock. Under the Stockholders Agreement, Executive Holdco will be entitled to nominate two directors for election to the board of directors and to the Executive Committee of the board so long as either Mr. Emanuel or Mr. Whitesell is employed as our Chief Executive Officer or Executive Chairman, and will be entitled to nominate one director for election to the board of directors and to the Executive Committee of the board so long as either (x) Executive Holdco owns at least     % of our outstanding common stock or (y) (i) at least one of Messrs. Emanuel and Whitesell is employed as our Chief Executive Officer or Executive Chairman or (ii) at least one of Messrs. Emanuel or Whitesell owns shares of our common stock representing, and/or own securities representing the right to own, at least             % of the shares of our common stock owned by Messrs. Emanuel and Whitesell, respectively, as of the completion of this offering. The Silver Lake Equityholders will be entitled to nominate two directors for election to our board of directors and to the Executive Committee of the board so long as they own at least             % of the shares of common stock held by them immediately following this offering, and will be entitled to nominate one director for election to our board of directors so long as they own at least     % of our outstanding common stock. To the extent that the Silver Lake Equityholders are no longer entitled to nominate two board members pursuant to the Stockholders Agreement, they shall, if requested by our board of directors, cause their nominee or nominees to resign, and, if Executive Holdco is then entitled to nominate two directors for election to the board of directors and to the Executive Committee of the board, Executive Holdco will be entitled to nominate directors to fill such vacancy. Messrs. Emanuel and Whitesell, Executive Holdco, the Silver Lake Equityholders and our pre-IPO investors that own Class B common stock or Class D common stock will agree to vote their shares in favor of the directors nominated by Executive Holdco and the Silver Lake Equityholders in accordance with the terms of the Stockholders Agreement. Messrs. Emanuel and Whitesell, Executive Holdco, the Silver Lake Equityholders and our pre-IPO investors that own Class B common stock or Class D common stock will otherwise agree to vote their shares in accordance with the recommendation of the Executive Committee of the board of directors and/or the board of directors, subject to certain exceptions.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the members of Endeavor Operating Company (other than Endeavor Manager), Executive Holdco and the members of Endeavor Manager (other than us).

At any time beginning                days following the closing of this offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, Executive Holdco and the Silver Lake Equityholders may require that we register for public resale under the Securities Act all shares of common stock constituting registrable securities that they request be registered at any time following this offering so long as the securities requested to be registered in each registration statement have an aggregate anticipated offering price of least $75 million, net of underwriting discounts and commissions. Under the Registration Rights Agreement, we will not be obligated to effectuate more than six demand registrations for Executive Holdco or more than six demand registrations for the Silver Lake Equityholders. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least 12 months after the date of this prospectus, Executive Holdco and the Silver Lake Equityholders have the right to require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions.

If Executive Holdco or the Silver Lake Equityholders make a request for registration, the non-requesting parties to the Registration Rights Agreement will be entitled to customary piggyback registration rights in connection with the request, and if the request is for an underwritten offering, such piggyback registration rights will be subject to underwriter cutback provisions, with priority for registration of shares going first to Executive Holdco, the Silver Lake Equityholders and certain other of our pre-IPO investors, on a pro rata basis, second to

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the other parties with piggyback registration rights under the Registration Rights Agreement, third to other persons with a contractual right to include securities in the registration and fourth to us. In addition, the parties to the Registration Rights Agreement will be entitled to piggyback registration rights with respect to any registration initiated by us or another stockholder, and if any such registration is in the form of an underwritten offering, such piggyback registration rights will be subject to customary cutback provisions, with priority for registration of shares going first to us or such other stockholder, as applicable, second to Executive Holdco, the Silver Lake Equityholders and certain other of our pre-IPO investors, on a pro rata basis, third to the other parties, if any, with piggyback registration rights under the Registration Rights Agreement and fourth to other persons with a contractual right to include securities in the registration.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling stockholders and we will bear all fees, costs and expenses (except underwriting commissions and discounts and fees and expenses of financial advisors of the selling stockholders and their internal and similar costs).

Tax Receivable Agreements

In connection with the reorganization transactions, we will acquire existing equity interests in Endeavor Operating Company from certain of our pre-IPO investors in the mergers described above in exchange for the issuance of shares of our Class B common stock and rights to receive payments under tax receivable agreements. As a result of these acquisitions, we will receive the benefit of tax attributes (including tax basis) previously held by such pre-IPO investors. In addition, future redemptions or exchanges of Endeavor Operating Company Units in exchange for shares of our Class A common stock or Class B common stock, as applicable, or cash are expected to produce favorable tax attributes that would not be available to us in the absence of those transactions.

We intend to enter into tax receivable agreements with the Post-IPO TRA Holders that will provide for the payment by us to the Post-IPO TRA Holders (or their transferees of Endeavor Operating Company Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize (determined by using an assumed combined state and local income tax rate) as a result of (i) any tax basis in Endeavor Operating Company’s assets resulting from (a) the acquisition of equity interests in Endeavor Operating Company from certain of our pre-IPO investors in the mergers described above, (b) future redemptions or exchanges by us of Endeavor Operating Company Units from members of Endeavor Operating Company in exchange for shares of our Class A common stock or Class B common stock, as applicable, or cash or (c) payments under the tax receivable agreements, (ii) any net operating losses available to us as a result of the mergers described above, (iii) any existing tax basis associated with Endeavor Operating Company Units the benefit of which is allocable to us as a result of the exchanges of such Endeavor Operating Company Units for shares of our Class B common stock and (iv) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including, among others, the timing of exchanges, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

Future payments under the tax receivable agreements in respect of subsequent exchanges are expected to be substantial. The payments under the tax receivable agreements are not conditioned upon the members of Endeavor Operating Company’s continued ownership of us.

In addition, although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Post-IPO TRA Holders (or their transferees or assignees) will not reimburse us for any payments previously made if such basis increases or other

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benefits are subsequently disallowed, except that excess payments made to any Post-IPO TRA Holder (or such holder’s transferees or assignees) will be netted against future payments that would otherwise be made under the tax receivable agreement with such Post-IPO TRA Holder, if any, after our determination of such excess. As a result, in such circumstances we could make future payments to the Post-IPO TRA Holders under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreements provide that, upon certain mergers, asset sales or other forms of business combination or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the benefits arising from the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under a tax receivable agreement that are greater than or less than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

In addition, the tax receivable agreements will provide that in the case of a change in control of the Company, the Post-IPO TRA Holders will have the option to terminate the applicable tax receivable agreement, and we will be required to make a payment to such electing party in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of         % or LIBOR plus          basis points, which may differ from our, or a potential acquirer’s, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the tax receivable agreements may result in situations where the Post-IPO TRA Holders have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreements that are substantial and in excess of our, or a potential acquirer’s, actual cash savings in income tax.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreements are dependent on the ability of our subsidiaries to make distributions to us. The Senior Credit Facilities restricts the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreements. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid.

UFC Acquisition

In August 2016, Endeavor Operating Company, together with respective affiliates of Silver Lake Partners, KKR and certain other investors, acquired all of the equity interests of UFC Parent, excluding a portion of the equity interests that were rolled over by its previous owners, in the UFC Acquisition. Endeavor Operating Company’s portion of the approximately $1.5 billion in common equity issued by UFC Parent was $600 million and Endeavor Operating Company initially owned approximately 34% of UFC Parent’s common equity as of the closing of the UFC Acquisition. In August 2017, Endeavor Operating Company purchased additional common equity interests in UFC Parent for $373 million from certain of the previous owners of UFC Parent that rolled over in the UFC Acquisition, resulting in Endeavor Operating Company’s ownership interest in UFC Parent’s common equity now being 50.1%. Endeavor Operating Company has operational control over the business and affairs of UFC Parent and as a result consolidates UFC Parent’s financial results from the date of the UFC Acquisition.

In connection with and upon the closing of the UFC Acquisition, UFC Parent paid certain affiliates of the Silver Lake Equityholders, who are also our stockholders, a transaction fee of $10 million.

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UFC LLC Agreement

We own 50.1% of the common equity interests of UFC Parent. Affiliates of the Silver Lake Equityholders own 22.9% of the common equity interests of UFC Parent, and affiliates of KKR own 22.9% of the common equity interests of UFC Parent. The UFC LLC Agreement governs the management of UFC Parent and the rights of UFC Parent’s equityholders. The UFC LLC Agreement provides that the business and affairs of UFC Parent is managed by the directors appointed to its board of directors by Endeavor Operating Company.

The UFC LLC Agreement provides that certain actions by UFC Parent require the unanimous approval of all the members of its board of directors. Such actions include any incurrence by UFC Parent of debt in excess of $50 million with respect to one transaction or $150 million over any three year period, the issuance of equity securities of UFC Parent, repurchases by UFC Parent of its equity securities, the liquidation or dissolution of UFC Parent, making distributions on UFC Parent’s equity interests, acquisitions or dispositions by UFC Parent in excess of $50 million for one transaction or $150 million in any thirty-six month period, any material change to the nature of UFC Parent’s business and any related party transaction between UFC Parent and its equityholders and directors, in each case subject to certain exceptions.

The UFC LLC Agreement contains tag-along rights, drag-along rights and a right of first refusal regarding the equity interests of UFC Parent, including the equity interests owned by us. Under the UFC LLC Agreement, Endeavor Operating Company has a right of first offer if UFC Parent’s board of directors determines to sell UFC Parent. In addition, the UFC LLC Agreement also contains provisions relating to an initial public offering of UFC, which provide that (i) prior to February 18, 2019, an initial public offering of UFC may be requested or approved by at least one director designated by each of us, Silver Lake Partners and KKR, (ii) after February 18, 2019 but prior to August 18, 2021, an initial public offering of UFC may be requested or approved by at least one director designated by each of us, Silver Lake Partners and KKR, provided that a request or approval by any two of the directors designated by each of us, Silver Lake Partners and KKR is required if the valuation in the offering achieves a specified valuation, and (iii) after August 18, 2021, any of us, Silver Lake Partners or KKR, subject to certain ownership requirements, may exercise a demand right with respect to an initial public offering. Any initial public offering undertaken pursuant to the UFC LLC Agreement must be completed in accordance with the agreement.

UFC Services Agreement

In connection with the UFC Acquisition, a subsidiary of ours entered into a services agreement with UFC Parent under which such subsidiary provides UFC Parent with certain advisory and support services. Under the terms of the services agreement, UFC Parent pays such subsidiary an annual fee of $25 million in equal monthly installments, plus reimbursements for reasonable out of pocket expenses.

Investments by Silver Lake Partners

In August 2017 and January 2019, we entered into subscription agreements with certain affiliates of the Silver Lake Equityholders and sold equity interests of Endeavor Operating Company to such affiliates of the Silver Lake Equityholders for consideration of approximately $406 million and $256 million, respectively.

Learfield IMG College Merger

On December 31, 2018, we completed the merger of our IMG College business with Learfield to form Learfield IMG College. In connection with the merger we sold a portion of our equity interests in Learfield IMG College to certain affiliates of the Silver Lake Equityholders for consideration of $250 million. Such affiliates of the Silver Lake Equityholders received approximately 13% of the equity interests of Learfield IMG College in the sale. We own approximately 36% of the equity interests of Learfield IMG College, following the closing of the merger and the sale of equity interests to affiliates of the Silver Lake Equityholders.

In connection with the merger of IMG College and Learfield, we entered into a Monitoring Agreement with a subsidiary of Learfied IMG College, where we agreed to provide certain management and advisory services to

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Learfield IMG College from time to time. For these services such subsidiary agreed to pay us an annual management fee of $3.5 million and to reimburse us for our certain expenses incurred by us in providing services to Learfield IMG College.

Management Equity

Following the completion of the reorganization transactions, certain of our senior executives will own equity interests in Executive Holdco, certain senior executives will own Endeavor Profits Units and the other members of the Management Holdcos will own Endeavor Manager Units and shares of our Class C common stock. We refer to such senior executives and the other members of the Management Holdcos collectively as the “Management Equityholders,” and we refer to the equity interests in Executive Holdco, the Endeavor Profits Units, the Endeavor Manager Units and the shares of Class C common stock owned by such Management Equityholders collectively as the “Management Equity.” Pursuant to the terms of the Management Equity, the Management Equityholders will not be permitted to exchange or convert their Management Equity into shares of Class A common stock or Class B common stock for one year following the closing of this offering. In addition, subject to certain exceptions, the Management Equityholders may not transfer any of the Management Equity (including shares of Class A common stock) except as follows:

•

on and after the            anniversary of the consummation of this offering, sell up to a cumulative           % of his or her pre-IPO equity interests in our Company (“pre-IPO equity”), to the extent such pre-IPO equity has vested;

•	on and after the anniversary of the consummation of this offering, sell up to a cumulative % of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

•	on and after the anniversary of the consummation of this offering, sell up to a cumulative % of his or her pre-IPO equity, to the extent such pre-IPO equity has vested; and

•

upon the completion of certain post-employment restrictive covenants, including those described below, and thereafter, sell any of his or her remaining pre-IPO equity, to the extent such pre-IPO equity has vested, without being subject to any further equity retention restrictions.

In addition to the equity retention restrictions described above, certain Management Equityholders will be subject to certain restrictive covenants, including certain of the following restrictive covenants, until the            anniversary of the date his or her employment with us is terminated, in each case subject to certain exceptions:

•	the Management Equityholder will not directly or indirectly engage in certain competitive activities;

•	the Management Equityholder will not induce or attempt to induce any employee, consultant or independent contractor of ours to leave;

•	the Management Equityholder will not hire any employee, consultant or independent contractor of ours;

•

the Management Equityholder will not, directly or indirectly, solicit or represent or otherwise provide services to (i) any client of ours or (ii) any prospective client of ours that was actively solicited by us within the            months prior to the date on which his or her employment with us terminated; and

•	the Management Equityholder will not defame or disparage us in any medium to any person.

Indemnification Agreements

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

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Other Transactions

From time to time we have entered into ordinary course business transactions on market terms with companies that the Silver Lake Equityholders have an ownership stake in, and we may continue to do so in the future.

WI Investment Holdings, LLC, an entity that is majority owned by affiliates of the Silver Lake Equityholders and by WME Holdco, owns a minority equity interest in The Raine Group, which has provided investment banking services to us from time to time and may continue to provide investment banking services to us in the future.

From time to time we have repurchased from certain of our employees equity interests that they own directly or indirectly in Endeavor Operating Company. In 2017 we repurchased, either directly or indirectly through management holding vehicles, equity interests owned by Ariel Emanuel, our Chief Executive Officer and a member of our board of directors, Patrick Whitesell, our Executive Chairman and a member of our board of directors, Jason Lublin, our Chief Financial Officer, and Christian Muirhead, our Chief Communications Officer, for consideration of approximately $165 million, $165 million, $21 million and $1.3 million, respectively.

Related Party Transactions Policies and Procedures

Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

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DESCRIPTION OF CAPITAL STOCK

Capital Stock

In connection with the reorganization transactions, we expect to amend and restate our certificate of incorporation so that our authorized capital stock will consist of                  shares of Class A common stock, par value $0.00001 per share,                  shares of Class B common stock, par value $0.00001 per share,                 shares of Class C common stock, par value $0.00001 per share,                  shares of Class D common stock, par value $0.00001 per share,                  shares of Class E common stock, par value $0.00001 per share, and                 shares of preferred stock, par value $0.00001 per share.

Immediately following the reorganization transactions, we will have approximately                holders of record of our Class A common stock,                  holders of record of our Class B common stock,                  holders of record of our Class C common stock,                  holders of record of our Class D common stock, no holders of record of our Class E common stock and no holders of record of our preferred stock. Of the authorized shares of our capital stock, based on an assumed initial public offering price of $                 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus),                shares of our Class A common stock will be issued and outstanding,                  shares of our Class B common stock will be issued and outstanding,                  shares of our Class C common stock will be issued and outstanding,                 shares of our Class D common stock will be issued and outstanding, no shares of our Class E common stock will be issued and outstanding and no shares of our preferred stock will be issued and outstanding.

After the consummation of this offering and the application of the net proceeds from this offering, based on an assumed initial public offering price of $                 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we expect to have                 shares of our Class A common stock outstanding (or                 shares if the underwriters’ option to purchase additional shares is exercised in full),                  shares of our Class B common stock outstanding,                  shares of our Class C common stock outstanding,                  shares of our Class D common stock outstanding, no shares of our Class E common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Voting

The holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by applicable law or (ii) any amendment (including by merger, consolidation, reorganization or similar event) to our certificate of incorporation that would affect the rights of the Class A common stock and the Class C common stock in a manner that is disproportionately adverse as compared to the Class B common stock or Class D common stock, or vice versa, in which case the holders of Class A common stock and Class C common stock or the holders of Class B common stock and Class D common stock, as applicable, will vote together as a class.

Holders of our Class A common stock and Class C common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval. Holders of our Class B common stock and Class D common stock are entitled to              votes on all matters submitted to stockholders for their vote or approval. The Class E common stock will not be entitled to vote (except as required by applicable law).

Based on an assumed initial public offering price of $                 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon the completion of this offering, Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders will control, as a group, approximately     % of the combined voting power of our common stock (or     % if the underwriters’ option to purchase additional shares is exercised in full) as a result of their ownership of our Class B common stock and

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Class D common stock and the Stockholders Agreement. Accordingly, Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders will collectively control our business policies and affairs and can control any action requiring the general approval of our stockholders, including the election of our board or directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders would continue to have such control as long as they own                 % of our issued and outstanding common stock. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders, even if such events are in the best interests of minority stockholders.

Dividends

The holders of Class A common stock, Class B common stock and Class E common stock (collectively, the “Economic Rights Stock”) are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Under our amended and restated certificate of incorporation, dividends may not be declared or paid in respect of any of the Class A common stock, the Class B common stock or the Class E common stock unless they are declared or paid in the same amount in respect of the two other classes of Economic Rights Stock. With respect to stock dividends, holders of Class A common stock must receive Class A common stock, holders of Class B common stock must receive Class B common stock and holders of Class E common stock must receive Class E common stock.

The holders of our Class C common stock and Class D common stock will not have any right to receive dividends other than stock dividends consisting of shares of our Class C common stock, paid proportionally with respect to each outstanding share of our Class C common stock, and/or Class D common stock, paid proportionally with respect to each outstanding share of our Class D common stock.

Merger, Consolidation, Tender or Exchange Offer

The holders of Class B common stock and Class D common stock will not be entitled to receive economic consideration for their shares in excess of that payable to the holders of Class A common stock and Class C common stock, respectively, in the event of a merger, consolidation or other business combination requiring the approval of our stockholders or a tender or exchange offer to acquire any shares of our common stock. However, in any such event involving consideration in the form of securities, the holders of Class B common stock and Class D common stock will be entitled to receive securities that have no more than             times the voting power of any securities distributed to the holders of Class A common stock and Class C common stock. The holders of Class A common stock shall not be entitled to receive economic consideration for their shares in excess of that payable to the holders of the Class E common stock.

Liquidation or Dissolution

Upon our liquidation or dissolution, the holders of our Class A common stock, Class B common stock and Class E common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class C common stock and Class D common stock will not have any right to receive a distribution upon a liquidation or dissolution of our Company.

Conversion, Transferability and Exchange

Our amended and restated certificate of incorporation will provide that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock, and each share of our Class D common stock is convertible at any time, at the option of the holder, into one share of Class C common stock. Our amended and restated certificate of incorporation will further provide that each share

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of our Class B common stock will automatically convert into one share of Class A common stock, and each share of our Class D common stock will automatically convert into one share of our Class C common stock, (a) immediately prior to any sale or other transfer of such share by any holder of such share (collectively, “High-Vote Equityholders”), subject to certain limited exceptions, such as transfers to permitted transferees, or (b) upon the earlier of (i) the date on which neither Messrs. Emanuel nor Whitesell are employed as our Chief Executive Officer or Executive Chairman and (ii) the date on which neither Messrs. Emanuel nor Whitesell own shares of our common stock representing, and/or own securities representing the right to own, at least             % of the shares of our common stock owned by Messrs. Emanuel and Whitesell, respectively, as of the completion of this offering. Shares of our Class A common stock, Class C common stock and Class E common stock are not subject to any conversion right.

Under our amended and restated certificate of incorporation, “permitted transferees” of Messrs. Emanuel and Whitesell will include (i) Messrs. Emanuel and Whitesell or any of their immediate family members (which would include parents, grandparents, lineal descendants, siblings of such person or such person’s spouse, and lineal descendants of siblings of such person or such person’s spouse) or any trust, family-partnership or estate-planning vehicle so long as Messrs. Emanuel and Whitesell and/or their immediate family members are the sole economic beneficiaries thereof, (ii) any corporation, limited liability company, partnership or other entity of which all of the economic beneficial ownership thereof belongs to Messrs. Emanuel and Whitesell, their immediate family members or any trust, family-partnership or estate-planning vehicle whose economic beneficiaries consist solely of Messrs. Emanuel and Whitesell and/or their immediate family members, (iii) a charitable institution controlled by Messrs. Emanuel and Whitesell and/or their immediate family members, (iv) an individual mandated under a qualified domestic relations order and (v) a legal or personal representative of Messrs. Emanuel and Whitesell and/or their immediate family members in the event of death or disability.

Among other exceptions described in our amended and restated certificate of incorporation, the High-Vote Equityholders will be permitted to pledge shares of Class B common stock and/or Class D common stock that they hold from time to time without causing an automatic conversion to Class A common stock or Class C common stock, as applicable, provided that any pledged shares are not transferred to or registered in the name of the pledgee.

Subject to the terms of the Exchange Agreement, the members of Endeavor Operating Company (other than Endeavor Manager) and the members of Endeavor Manager (other than us) may from time to time cause Endeavor Operating Company or Endeavor Manager, as applicable, to redeem or exchange any or all of their vested Endeavor Operating Company Units (and paired shares of Class D common stock) or Endeavor Manager Units (and paired shares of Class C common stock), as applicable, in exchange for shares of our Class B common stock or Class A common stock, as applicable, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications or, at our election, cash. The holders of Endeavor Profits Units will have the right from time to time, subject to certain restrictions, to cause Endeavor Operating Company to exchange their vested Endeavor Profits Units into a number of Endeavor Operating Company Units and corresponding paired shares of our Class D common stock as described in “Organizational Structure.”

Other Provisions

None of the Class A common stock, Class B common stock, Class C common stock, Class D common stock or Class E common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock, Class B common stock, Class C common stock, Class D common stock or Class E common stock.

At such time as no Endeavor Operating Company Units remain exchangeable for shares of our Class A common stock, our Class C common stock will be cancelled. At such time as no Endeavor Operating Company Units and no Endeavor Manager Units remain exchangeable for shares of our Class B common stock, our Class D common stock will be cancelled.

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Preferred Stock

After the consummation of this offering, we will be authorized to issue up to                shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also will be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our Class A common stock, Class B common stock, Class C common stock, Class D common stock and Class E common stock, which could have a negative impact on the market price of our Class A common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of corporate opportunity will not apply against Messrs. Emanuel and Whitesell, Executive Holdco, the Silver Lake Equityholders, any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers. See “Risk Factors—We are controlled by Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders, whose interests in our business may be different than yours, and our board of directors has delegated significant authority to an Executive Committee and to Messrs. Emanuel and Whitesell.”

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and By-laws

The provisions of our amended and restated certificate of incorporation and by-laws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Our amended and restated certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our Company unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified Board. Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Our board of directors will initially have                members.

In addition, our amended and restated certificate of incorporation will provide that, following the Triggering Event, other than directors elected by holders of preferred stock pursuant to the terms of such preferred stock and subject to obtaining any required stockholder votes or consents under the Stockholders Agreement, directors may only be removed for cause and by the affirmative vote of holders representing 66 2/3% of the total voting power of our issued and outstanding common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.

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Action by Written Consent; Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that, following the Triggering Event, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and by-laws will also provide that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice chairman of the board or the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the Triggering Event, at the request of holders representing a majority of the total voting power of our issued and outstanding common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedures. Our amended and restated by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

Super-Majority Approval Requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our amended and restated certificate of incorporation and by-laws will provide that, following the Triggering Event, the affirmative vote of holders representing 66 2/3% of the total voting power of our issued and outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our amended and restated certificate of incorporation and by-laws. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders. Our amended and restated certificate of incorporation will provide that we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not be subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that Messrs. Emanuel and Whitesell, Executive Holdco and the Silver Lake Equityholders, their

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respective affiliates and successors and their transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Directors’ Liability; Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be                .

Securities Exchange

We intend to apply to list our Class A common stock on the Exchange under the symbol “                .”

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SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. We cannot make any prediction as to the effect, if any, that sales of Class A common stock or the availability of Class A common stock for future sales will have on the market price of our Class A common stock. The market price of our Class A common stock could decline because of the sale of a large number of shares of our Class A common stock or the perception that such sales could occur in the future. These factors could also make it more difficult to raise funds through future offerings of Class A common stock. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress the price of our Class A common stock.”

Sale of Restricted Shares

Upon the consummation of this offering, we will have                 shares of Class A common stock (or                 shares if the underwriters exercise their option to purchase additional shares in full) outstanding. Of these shares, the                 shares sold in this offering (or                 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction under the Securities Act, except any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act. In the absence of registration under the Securities Act, shares held by affiliates may only be sold in compliance with the limitations of Rule 144 described below or another exemption from the registration requirements of the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. In addition, upon the completion of this offering, all                 of our outstanding shares of Class B common stock will be deemed “restricted securities,” as that term is defined under Rule 144, and would also be subject to the “lock-up” period noted below.

Based on an assumed initial public offering price of $                  per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon consummation of the offering, the members of Endeavor Operating Company (other than Endeavor Manager and holders of Endeavor Profits Units) will own an aggregate of                 Endeavor Operating Company Units and                 shares of our Class D common stock, and the members of Endeavor Manager (other than us) will own an aggregate of                 Endeavor Manager Units and                 shares of our Class C common stock. Pursuant to the terms of the Exchange Agreement, the members of Endeavor Operating Company (other than Endeavor Manager and holders of Endeavor Profits Units) and the members of Endeavor Manager (other than us) may from time to time cause Endeavor Operating Company or Endeavor Manager, as applicable, to redeem or exchange their Endeavor Operating Company Units (and paired shares of Class D common stock) or Endeavor Manager Units (and paired shares of Class C common stock) in exchange for shares of our Class B common stock or Class A common stock, as applicable, or, at our election, cash. In addition, our amended and restated certificate of incorporation will provide that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Shares of our Class A common stock issuable to the members of Endeavor Operating Company (other than Endeavor Manager and holders of Endeavor Profits Units) and the members of Endeavor Manager (other than us) upon a redemption or exchange of Endeavor Operating Company Units (and paired shares of Class D common stock) or Endeavor Manager Units (and paired shares of Class C common stock) for shares of Class B common stock or Class A common stock, as applicable, and the subsequent conversion of any such shares of Class B common stock into Class A common stock, would be considered “restricted securities,” as that term is defined under Rule 144 and would also be subject to the “lock-up” period noted below.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities, as applicable, Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately                 shares of our Class A common stock (on an assumed fully exchanged and converted basis) will be entitled to dispose of their shares, subject to the equity retention restrictions described under “Certain Relationships and Related Party Transactions—Management Equity” and the holding period, volume and other restrictions of Rule 144, following the expiration of the 180-day underwriter lock-up period described below under “—Lock-Up Agreements.” The

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representatives of the underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

In addition, subject to certain restrictions, the holders of              Endeavor Profits Units, which have a weighted-average per unit hurdle price of $         per Endeavor Profits Unit, will be able to exchange their vested Endeavor Profits Units into Endeavor Operating Company Units and paired shares of our Class D common stock, as described in “Organizational Structure.” The holders may subsequently acquire shares of Class A common stock upon the exercise of their exchange and conversion rights. These shares of Class A common stock will also be “restricted securities” for purposes of Rule 144.

Rule 144

In general, pursuant to Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Management Incentive Plan

We intend to file a registration statement under the Securities Act to register approximately                 shares of Class A common stock reserved for issuance or sale under our 2019 Management Incentive Plan. Shares that vest after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the equity retention restrictions and restrictive covenants described in “Certain Relationships and Related Party Transactions—Management Equity.”

Lock-Up Agreements

Each of our executive officers and directors, Executive Holdco, the Silver Lake Equityholders and certain of our other existing equityholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including Endeavor Operating Company Units) subject to certain exceptions.

Immediately following the consummation of this offering, based on an assumed initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), stockholders subject to lock-up agreements will hold     shares of our Class A common stock (or an assumed fully exchanged and converted basis), representing approximately     % of our then-outstanding shares of Class A common stock (or an assumed and fully exchanged and converted basis).

We have agreed, subject to certain exceptions, not to issue, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including Endeavor Operating Company Units and Endeavor Manager Units) during the 180-day period following the date of this prospectus. We may, however, grant options to purchase shares of Class A common

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stock and issue shares of Class A common stock upon the exercise of outstanding options under our 2019 Management Incentive Plan, and we may issue or sell Class A common stock in connection with an acquisition or business combination (subject to a specified maximum amount) as long as the acquirer of such Class A common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

Registration Rights

Our Registration Rights Agreement grants registration rights to the members of Endeavor Operating Company, Executive Holdco and the members of Endeavor Manager. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

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MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our Class A common stock by Non-U.S. Holders (as defined below) that purchase our Class A common stock pursuant to this offering and hold such Class A common stock as a capital asset (generally, for investment). For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our Class A common stock that is treated for U.S. federal income tax purposes as:

•	a non-resident alien individual;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of a jurisdiction other than the U.S. or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, other than a trust that (i) is subject to the primary supervision of a court within the United States and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a Non-U.S. Holder does not include a partnership or other pass-through entity (including for this purpose any entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes). If a partnership or other pass-through entity is a beneficial owner of our Class A common stock, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a partnership or other pass-through entity that acquires our Class A common stock, you are urged to consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of our Class A common stock.

This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under U.S. federal tax laws (including, without limitation, banks, insurance companies, dealers in securities, foreign governments, certain former citizens or residents of the United States, or holders who hold our Class A common stock as part of a straddle, hedge or other integrated transaction). Furthermore, this summary does not address estate and gift tax consequences, the net investment tax, the alternative minimum tax or tax consequences under any state, local or foreign laws.

The following discussion is based upon the Code, U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our Class A common stock and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our Class A common stock.

Distributions

As discussed above under “Dividend Policy,” we do not currently anticipate paying any dividends or other distributions on our Class A common stock in the foreseeable future. If we make distributions of cash or property

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in respect of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under “—U.S. Trade or Business Income,” a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Class A common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder’s tax basis in our Class A common stock, and thereafter will be treated as capital gain (which will be treated in the manner described below under “-Sale, Exchange or Other Taxable Disposition of our Class A Common Stock”). However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds our Class A common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case the Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable form (or, in each case, an appropriate successor form) certifying such stockholder’s entitlement to benefits under the treaty. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding possible entitlement to benefits under an income tax treaty.

Dividend income that is effectively connected with the conduct of a trade or business within the U.S. by a Non-U.S. Holder will be taxed in the manner described in “-U.S. Trade or Business Income” below.

Sale, Exchange or Other Taxable Disposition of our Class A Common Stock

Except as described below under “—Information Reporting and Backup Withholding Tax,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other disposition of our Class A common stock unless:

•

the gain is effectively connected with the conduct of a trade or business within the U.S. by such Non-U.S. Holder, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income,” below;

•

the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources (provided that such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses); or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the period (the “applicable period”) that is the shorter of the five-year period ending on the date of the disposition of our Class A common stock and the Non-US. Holder’s holding period for our Class A common stock, in which case, subject to the Publicly Traded Exception (discussed below), such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income under section 897 of the Code if a Non-U.S. Holder’s holdings (direct and indirect) at all times during the applicable period constituted 5% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market during

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such period (the “Publicly Traded Exception”). We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our Class A common stock will be considered to be “U.S. trade or business income” if (A) (i) such income or gain is effectively connected with the conduct of a trade or business within the U.S. by the Non-U.S. Holder and (ii) if the Non-U.S. Holder is eligible for the benefits of an income tax treaty with the U.S., such income or gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) that the Non-U.S. Holder maintains in the U.S. or (B) we are or have been a USRPHC at any time during the applicable period (subject to the Publicly Traded Exception discussed under “ —Sale, Exchange or Other Taxable Disposition of our Class A Common Stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied, including providing a properly executed IRS Form W-8ECI or other applicable form (or, in each case, an appropriate successor form); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person). Any U.S. trade or business income received by a foreign corporation may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder of our Class A common stock will generally be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or, in each case, an appropriate successor form) or otherwise establishes an exemption and the applicable withholding agent does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our Class A common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless the stockholder certifies as to such stockholder’s non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the beneficial owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Holders of our Class A common stock are urged to consult their tax advisor on the application of information reporting and backup withholding in light of their particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be refunded by the IRS or credited against such stockholder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

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FATCA

Provisions of the Code commonly known as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on our Class A common stock paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding and certification obligations; (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies any “substantial” owner (generally, any specified U.S. person who owns, directly or indirectly, more than a specified percentage of such entity), or (iii) the foreign entity is otherwise exempt under FATCA.

Withholding under FATCA generally applies to payments of dividends on our Class A common stock. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock and the entities through which they hold our Class A common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

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UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.                 are the representatives of the underwriters.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                 shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days after the consummation of this offering. If any shares are purchased pursuant to this option, the underwriters will severally purchase such shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and each of our executive officers and directors, Executive Holdco, the Silver Lake Equityholders and certain of our other existing equityholders have agreed with the underwriters not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus.

Prior to this offering, there has been no public market for our shares of Class A common stock. The initial public offering price has been negotiated between the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our Class A common stock on the                  under the symbol “                ”.

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that

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have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market.    In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, is approximately $                 .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities or instruments (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

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Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relative Member State”) an offer to the public of shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any Brazilian placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and shares of our common stock to be offered so as to enable an investor to decide to purchase shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

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Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its

174

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the Class A common stock offered by this prospectus for us. Ropes & Gray LLP, San Francisco, California, will pass upon certain legal matters in connection with the offering for the underwriters.

EXPERTS

The consolidated financial statements of Endeavor Operating Company, LLC and its subsidiaries as of December 31, 2017, and for each of the two years in the period ended December 31, 2017 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Zuffa Parent, LLC and its subsidiaries for the period from January 1, 2016 through August 17, 2016 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an emphasis of matter referring to the acquisition of Zuffa Parent, LLC by a buyer group). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Droga5, LLC and its subsidiaries as of December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017 included in this prospectus have been audited by Friedman LLP, an independent auditor, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

176

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You can read the registration statement at the SEC’s website at www.sec.gov.

After we have completed this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings at the SEC’s website at www.sec.gov. We also maintain a website at www.endeavorco.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

F-1

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

The accompanying consolidated financial statements give effect to (1) change of segment reporting, described in Note 18 to the consolidated financial statements and (2) a discontinued operation, described in Note 4 to the consolidated financial statements, both of which occurred in the fourth quarter of 2018. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon issuance of financial statements for the period which will cover the effectiveness of both events (namely the change of segments and the discontinued operation), and, assuming that from February 14, 2019 to the date of such completion, no other material events have occurred that would affect the accompanying consolidated financial statements or disclosures therein.

/s/ Deloitte & Touche LLP

New York, New York

February 14, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Directors of Endeavor Operating Company, LLC and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Endeavor Operating Company, LLC and subsidiaries (the “Company”) as of December 31, 2017, and the related consolidated statements of operations, comprehensive loss, redeemable non-controlling interests and members’ equity, and cash flows for the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

New York, NY

March     , 2019

We have served as the Company’s auditor since 2014.

F-2

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

ENDEAVOR OPERATING COMPANY, LLC

CONSOLIDATED BALANCE SHEET

(In thousands)

December 31,
2017
ASSETS
Current Assets:
Cash and cash equivalents	$800,026
Restricted cash	87,421
Short-term investment	120,000
Accounts receivable (net of allowance for doubtful accounts of $24,683)	518,156
Deferred costs	136,626
Other current assets	82,877
Current assets of discontinued operations	145,473

Total current assets	1,890,579
Property and equipment, net	447,242
Intangible assets, net	1,917,680
Goodwill	3,636,974
Investments	411,879
Other assets	45,788
Long-term assets of discontinued operations	543,318

Total assets	$8,893,460

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND MEMBERS’ EQUITY
Current Liabilities:
Accounts payable	$341,207
Accrued liabilities	293,725
Current portion of long-term debt	35,047
Deferred revenue	235,966
Deposits received on behalf of clients	105,327
Other current liabilities	124,404
Current liabilities of discontinued operations	247,244

Total current liabilities	1,382,920

Long-term debt	4,552,498
Other long-term liabilities	319,341
Long-term liabilities of discontinued operations	2,519

Total liabilities	6,257,278

Commitments and contingencies (Note 19)

Redeemable non-controlling interests	149,368

Members’ Equity:
Members’ capital	1,340,577
Accumulated other comprehensive loss	(82,562)

Total Endeavor Operating Company, LLC members’ equity	1,258,015
Nonredeemable non-controlling interests	1,228,799

Total members’ equity	2,486,814

Total liabilities, redeemable non-controlling interests and members’ equity	$8,893,460

See accompanying notes to consolidated financial statements

F-3

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

ENDEAVOR OPERATING COMPANY, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Years Ended December 31,
	2016	2017
Revenue	$2,366,960	$3,020,116
Operating expenses:
Direct operating costs	987,389	1,351,161
Selling, general and administrative expenses	1,189,384	1,385,936
Depreciation and amortization	175,134	341,144
Impairment charges	12,207	—

Total operating expenses	2,364,114	3,078,241

Operating income (loss) from continuing operations	2,846	(58,125)
Other (expense) income:
Interest expense, net	(197,707)	(261,226)
Other (expense) income, net	(12,533)	8,003

Loss from continuing operations before income taxes and equity earnings of affiliates	(207,394)	(311,348)
Provision for (benefit from) income taxes	16,953	(29,824)

Loss from continuing operations before equity earnings of affiliates	(224,347)	(281,524)
Equity earnings of affiliates, net of tax	95,217	81,365

Loss from continuing operations, net of tax	(129,130)	(200,159)
Income from discontinued operations, net of tax	30,814	26,991

Net loss	(98,316)	(173,168)
Net loss attributable to non-controlling interests	(58,417)	(111,919)

Net loss attributable to Endeavor Operating Company, LLC	$(39,899)	$(61,249)

See accompanying notes to consolidated financial statements

F-4

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

ENDEAVOR OPERATING COMPANY, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Years Ended December 31,
	2016	2017
Net loss	$(98,316)	$(173,168)
Other comprehensive (loss) income, net of tax:
Change in unrealized losses on available for sale security	—	(4,566)
Foreign currency translation adjustments	(44,055)	10,168

Total comprehensive loss, net of tax	(142,371)	(167,566)
Less: Comprehensive loss attributable to non-controlling interests	(58,417)	(111,919)

Comprehensive loss attributable to Endeavor Operating Company, LLC	$(83,954)	$(55,647)

See accompanying notes to consolidated financial statements

F-5

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

ENDEAVOR OPERATING COMPANY, LLC

CONSOLIDATED STATEMENTS OF REDEEMABLE NON-CONTROLLING

INTERESTS AND MEMBERS’ EQUITY

(In thousands)

	Redeemable Non- controlling Interests	Members’ Capital	Accumulated Other Comprehensive (Loss) Income	Total Endeavor Operating Company, LLC Members’ Equity	Nonredeemable Non-controlling Interests	Total Members’ Equity
Balance at January 1, 2016	$—	$302,143	$(44,109)	$258,034	$26,501	$284,535
Comprehensive income (loss)	6,413	(39,899)	(44,055)	(83,954)	(64,830)	(148,784)
Equity-based compensation expense	—	52,375	—	52,375	16,116	68,491
Accretion and cumulative dividends on preferred equity	—	(39,126)	—	(39,126)	39,126	—
Contributions	68,142	503,970	—	503,970	17,788	521,758
Distributions	—	(67,180)	—	(67,180)	(11,840)	(79,020)
Accretion of redeemable non-controlling interests	24,837	(24,837)	—	(24,837)	—	(24,837)
Establishment and acquisition of non-controlling interests	41,277	—	—	—	1,511,034	1,511,034

Balance at December 31, 2016	$140,669	$687,446	$(88,164)	$599,282	$1,533,895	$2,133,177
Comprehensive income (loss)	5,489	(61,249)	5,602	(55,647)	(117,408)	(173,055)
Equity-based compensation expense		60,063	—	60,063	14,191	74,254
Cumulative dividends on preferred equity	—	(50,972)	—	(50,972)	50,972	—
Contributions	—	1,303,939	—	1,303,939	3,023	1,306,962
Distributions	(7,074)	(64,816)	—	(64,816)	(18,671)	(83,487)
Accretion of redeemable non-controlling interests	27,762	(27,762)	—	(27,762)	—	(27,762)
Redemption of redeemable non-controlling interests	(19,838)	—	—	—	—	—
Redemption of units	—	(330,896)	—	(330,896)	—	(330,896)
Establishment and acquisition of non-controlling interests	2,360	(112,835)	—	(112,835)	(237,203)	(350,038)
Equity buyback	—	(70,211)	—	(70,211)	—	(70,211)
Reversal of prior year accrued distributions	—	7,870	—	7,870	—	7,870

Balance at December 31, 2017	$149,368	$1,340,577	$(82,562)	$1,258,015	$1,228,799	$2,486,814

See accompanying notes to consolidated financial statements

F-6

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

ENDEAVOR OPERATING COMPANY, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2016	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(129,130)	$(200,159)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities of continuing operations:
Depreciation and amortization	175,134	341,144
Amortization and write-off of original issue discount and deferred financing cost	17,147	25,878
Impairment charges	12,207	—
Equity-based compensation expense	87,644	153,997
Change in fair value of contingent liabilities	(3,498)	29,813
Equity income from affiliates	(95,217)	(81,365)
Net provision for allowance for doubtful accounts	3,840	2,853
Net gain on foreign currency transactions	(5,281)	(7,894)
Distributions from affiliates	30,070	30,589
Deferred income taxes	14,399	(98,042)
Other, net	(761)	892
Changes in operating assets and liabilities — net of acquisitions:
Increase in receivables	(84,318)	(46,938)
(Increase)/decrease in other current assets	(20,754)	4,586
Decrease in other assets	2,425	18,755
Increase in deferred costs	(23,423)	(54,074)
(Decrease)/increase in deferred revenue	(24,408)	7,602
Increase in accounts payable and accrued liabilities	15,094	99,214
Decrease in other liabilities	(8,828)	(10,823)

Net cash (used in) provided by operating activities from continuing operations	(37,658)	216,028

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(580,012)	(12,570)
Purchases of property and equipment	(114,216)	(105,084)
Purchase of short-term investment	—	(120,000)
Investments in affiliates	(13,781)	(14,398)
Other, net	(1,088)	3,307

Net cash used in investing activities from continuing operations	(709,097)	(248,745)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	422,113	391,091
Payments on borrowings	(47,789)	(230,458)
Payments under equity buyback	—	(58,693)
Contributions	592,372	1,302,874
Distributions	(54,278)	(83,811)
Redemption of units	—	(341,128)
Acquisition of redeemable non-controlling interests and non-controlling interests	—	(380,085)
Payments of contingent liabilities related to business acquisitions	(2,536)	(171,381)
Other, net	(4,987)	(3,864)

Net cash provided by financing activities from continuing operations	904,895	424,545

DISCONTINUED OPERATIONS:
Net cash provided by operating activities	43,193	48,532
Net cash used in investing activities	(4,439)	(4,074)
Net cash used in financing activities	(4,000)	—

Net cash flows provided by discontinued operations	34,754	44,458
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,258)	4,482

Increase in cash, cash equivalents and restricted cash	188,636	440,768
Cash, cash equivalents and restricted cash at beginning of year	258,043	446,679

Cash, cash equivalents and restricted cash at end of year	$446,679	$887,447

Supplemental information:
Cash paid for interest	$172,233	$258,978
Cash payments for income taxes	43,023	42,952
Non-cash investing and financing activities:
Capital expenditures included in accounts payable and accrued liabilities	$11,260	$8,766
Financing of property and equipment purchases	13,870	—
Contingent consideration provided in connection with acquisitions	229,910	2,530
Investments in affiliates in other liabilities	—	6,273
Establishment and acquisition of redeemable non-controlling interests and non-controlling interests	1,552,311	6,220
Accrued member distributions	20,741	13,751
Accretion of redeemable non-controlling interests	24,837	27,762
Accretion and cumulative dividends on preferred equity	39,126	50,972
Reversal of prior year accrued distributions	—	7,870
Obligation under equity buyback program	—	88,370

See accompanying notes to consolidated financial statements

F-7

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

ENDEAVOR OPERATING COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

Business and Organization

Endeavor Operating Company, LLC (dba Endeavor) and its subsidiaries (collectively the “Company”) (formerly WME Entertainment Parent, LLC) is a global entertainment and sports company.

The Company is owned by WME Holdco, LLC (which is referred to as “Holdco” herein and is principally owned by executive employees of the Company), affiliates of Silver Lake Partners (which are collectively referred to as “Silver Lake Partners” herein), and other investors and executive employees of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The consolidated financial statements include the accounts of all wholly-owned subsidiaries and other controlled entities. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. All intercompany transactions and balances have been eliminated. Non-controlling interest in subsidiaries are reported as a component of equity or temporary equity in the consolidated balance sheet with disclosure of the net income (loss) and comprehensive income (loss) attributable to the Company and the non-controlling interests on the consolidated statements of operations and the consolidated statements of comprehensive loss. The equity method of accounting is used for investments in affiliates and joint ventures where the Company has significant influence over operating and financial policies but not control, usually supported by a shareholding of between 20% and 50% of the voting rights. Investments in which the Company owns less than 20% and does not have significant influence over operating and financial policies are accounted for either as available for sale (“AFS”) securities if the shares are publicly traded or as cost method investments.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying disclosures.

Significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, the fair value of acquired assets and liabilities associated with acquisitions, the fair value of the Company’s reporting units and the assessment of goodwill, other intangible assets and long-lived assets for impairment, consolidation, investments, redeemable non-controlling interests, the fair value of equity-based compensation, income taxes and contingencies.

Management evaluates these estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. The Company adjusts such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management’s best judgment at a point in time and as such, these estimates may ultimately differ from actual results. Changes in estimates resulting from weakness in the economic environment or other factors beyond the Company’s control could be material and would be reflected in the Company’s consolidated financial statements in future periods.

F-8

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Revenue Recognition

The Company’s Entertainment & Sports segment primarily generates revenue through the sale of media rights, sponsorships, ticket sales, subscriptions, pay-per-view and/or royalties. The Company’s Representation segment primarily generates revenue through commissions, fixed fees and/or profit sharing. The Company’s Endeavor X segment primarily generates revenue through fixed fees, profit sharing, subscriptions, ticket sales and hospitality services.

Revenue is recognized when there is persuasive evidence of an agreement or arrangement, fees are fixed or determinable, services have been rendered and collectability is reasonably assured. The following are the Company’s primary sources of revenue.

Multiple-element Arrangements

The Company has various types of multiple-element arrangements, primarily consisting of multi-year sponsorship and media rights agreements. The Company allocates revenue to each deliverable within the arrangement based on its relative selling price. For deliverables in an arrangement, such as event tickets and certain advertising sponsorship rights, the Company has vendor specific objective evidence (“VSOE”) of selling price as it typically sells the same deliverables regularly on a stand-alone basis. Absent VSOE, the Company considers whether third party evidence (“TPE”) is available. TPE is used in the allocation of certain multi-year media rights agreements for determining the standalone selling price of the deliverables. However, in most instances TPE is not available. Therefore, the standalone selling price for most multiple-element transactions is derived using management’s best estimate. The Company’s process for determining estimated selling prices for deliverables without VSOE or TPE involves management’s judgment and considers multiple factors including company specific and market specific factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors considered by the Company in developing a best estimate of selling price include, but are not limited to, prices charged for similar deliverables, the Company’s ongoing pricing strategy and policies, and consideration of pricing of similar deliverables sold in other multiple-element agreements.

Type of Recognition

The Company enters into arrangements whereby it earns commissions or royalties based on its clients’ sales, earnings or back-end profits, which are generally considered reliably fixed or determinable when the Company receives supporting statements or other information from its clients or third parties.

The Company also enters into arrangements related to multiple events. The Company recognizes revenue related to certain of these arrangements over the related athletic season or other fixed period, whereas for certain other of these arrangements the Company allocates revenue to specific event dates and recognizes the allocated portion of such revenue on those dates. The Company also enters into arrangements related to the delivery of services, such as marketing, branding, production and athletic training programs. The Company generally recognizes revenue related to these arrangements as the services are performed.

Pay-per-view Revenue

The Company recognizes revenue from pay-per-view programming when the event is aired and is based upon the Company’s initial estimate of the number of buys achieved. This initial estimate is based on preliminary buy information received from certain pay-per-view distributors. Subsequent adjustments to the buys are recognized in the period new information is received, which is generally up to 120 days subsequent to the live event. These adjustments have historically not been material.

Package Revenue

The Company earns participation revenue from certain arrangements in which one or more clients play an integral role in the creation, development and production of a broadcast program. Revenue from participation in back-end profits is recognized when the fees are determinable, which is generally when the producer reports the fees to the Company.

F-9

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Principal versus Agent

The Company also enters into many arrangements that requires the Company to determine whether it is acting as a principal or an agent. This determination involves judgment and depends on an evaluation of the facts and circumstances, including whether the Company is primary obligor in the arrangement, sets pricing, has discretion in supplier selection and retains credit risk. For events, this determination is primarily based on whether an event is owned by the Company or whether the Company is providing an event management service. For media rights distribution, this determination is primarily based on whether the Company has control over the media rights including setting pricing with customers and retaining customer credit risk. For rebillable expenses related to advertising and brand activation services, this determination is primarily based on whether the Company has discretion in supplier selection or whether the Company’s clients control selection.

Direct Operating Costs

Direct operating costs primarily include third-party expenses associated with the production of events and media, operations of the Company’s training and education facilities and media rights fees.

Selling, General and Administrative

Selling, general and administrative expenses primarily include personnel costs as well as rent, professional service costs and other overhead required to support the Company’s operations and corporate structure.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid money market accounts with original maturities of three months or less at the time of purchase.

Restricted Cash

Restricted cash primarily includes cash held in trust on behalf of clients and has a corresponding liability called deposits received on behalf of clients in the consolidated balance sheet.

Short-term Investment

Short-term investment includes a fixed term deposit with an original maturity in excess of three months.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with various major banks and other high-quality financial institutions. The Company periodically evaluates the relative credit standings of these banks and financial institutions. The Company’s accounts receivable are typically unsecured and concentrations of credit risk with respect to accounts receivable are limited due to the large number of individuals and entities comprising the Company’s client base.

As of December 31, 2017, no single customer accounted for 10% or more of the Company’s accounts receivable. For the years ended December 31, 2016 and 2017, no single customer accounted for 10% or more of the Company’s revenue.

Accounts Receivable

Accounts receivable are recorded at net realizable value. Accounts receivable are presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. In determining the

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amount of the reserve, the Company makes judgments about the creditworthiness of significant customers based on known delinquent activity or disputes and ongoing credit evaluations. Accounts receivable includes unbilled receivables, which are established when revenue is recognized, but due to contractual restraints over the timing of invoicing, the Company does not have the right to invoice the customer by the balance sheet date.

Deferred Costs

Deferred costs principally relate to payments made to third party vendors in advance of events taking place, upfront contractual payments and prepayments on media and licensing rights fees and advancements for content production or overhead costs. These costs are recognized when the event takes place, over the respective period of the media and licensing rights or upon delivery of the completed production.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is charged against income over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of property and equipment are as follows:

Buildings	40 years
Leasehold improvements	Lesser of useful life or lease term
Furniture, fixtures, office and other equipment	2-28.5 years
Production equipment	3-5 years
Computer hardware and software	2-5 years

Costs of normal repairs and maintenance are charged to expense as incurred.

Business Combinations

The Company accounts for acquisitions in which it obtains control of one or more businesses as a business combination. The purchase price of the acquired businesses, including management’s estimation of the fair value of any contingent consideration, is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the consolidated statements of operations.

Goodwill

Goodwill is tested annually as of October 1 for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is “more likely than not” to have occurred. If the Company can support the conclusion that that the fair value of a reporting unit is greater than its carrying amount under the qualitative assessment, the Company would not need to perform the quantitative impairment test for that reporting unit. If the Company cannot support such a conclusion or the Company does not elect to perform the qualitative assessment, then the first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Intangible Assets

Intangible assets consist primarily of trade names and customer and client relationships. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The estimated useful lives of finite-lived intangible assets are as follows:

Trade names	2-20 years
Customers and client relationships	2-22 years
Internally developed technology	2-9 years
Other	2-5 years

For intangible assets that are amortized, the Company evaluates assets for recoverability when there is an indication of potential impairment or when the useful lives are no longer appropriate. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value and an impairment loss is recognized for the difference between the fair value and carrying value.

Identifiable indefinite-lived intangible assets are tested annually for impairment as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of an indefinite-lived intangible may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is “more likely than not” to have occurred. In the qualitative assessment, the Company must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset has a carrying amount that “more likely than not” exceeds its fair value. The Company must then conduct a quantitative analysis if the Company (1) determines that such an impairment is “more likely than not” to exist, or (2) forgoes the qualitative assessment entirely. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Investments

The Company periodically reviews the carrying value of its equity and cost method investments to determine if there has been an other-than-temporary decline in fair value below carrying value. A variety of factors are considered when determining if a decline in fair value below carrying value is other-than-temporary, including, among others, the financial condition and business prospects of the investee, as well as the Company’s investment intent.

The Company has elected the fair value option for its investment in Droga5, LLC (“Droga5”) (Note 9).

Debt Issuance Costs

Costs incurred in connection with the issuance of the Company’s long-term debt have been recorded as a direct reduction against the debt, and amortized over the life of the associated debt as a component of interest expense using the effective interest method. Costs incurred with the issuance of the Company’s revolving credit facilities have been deferred and amortized over the term of the facilities as a component of interest expense using the straight-line method. These deferred costs are included in other assets in the consolidated balance sheet.

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. Fair value measurements are categorized within a fair value hierarchy, which is comprised of three categories. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

The carrying values reported in the consolidated balance sheet for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and deposits received on behalf of clients approximate fair value because of the immediate or short-term maturities of these financial instruments.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. These assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment (Notes 8 and 9). The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Distributions to Members

Members of the Company, a limited liability company (“LLC”), are eligible to receive annual distributions based on the distribution priority outlined in the Company’s amended and restated LLC agreement (the “Operating Agreement”). After certain distributions to key executives, members of Holdco are entitled to certain priority distributions. These annual distributions made to members of Holdco are not allocated on a pro-rata basis in accordance with their ownership interest in the Company but rather are determined by the Executive Committee of Holdco (the “Executive Committee”), based on an assessment of the individual members’ service potential or services rendered to the Company and are recognized as compensation costs in selling, general and administrative expenses within the consolidated statements of operations.

After the distributions to Holdco, the Company’s other Class A Common unitholders are entitled to certain “catch up” distributions, which are made in cash, additional Class A Common Units or a combination thereof, as applicable, as set forth in the Operating Agreement. Certain executives of Droga5 have an indirect interest in the Company through their ownership in Holdco.

Non-controlling Interests

Non-controlling interests in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss.

Non-controlling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are reported in the mezzanine section between total liabilities and members’ equity in the consolidated balance sheet. Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests’ share of net income or loss, or estimated redemption value at each reporting period. If the carrying value, after the income or loss attribution, is below the estimated redemption value at each reporting period, the Company accretes the redeemable non-controlling interests to its redemption price.

Warrant Liability

Warrants classified as derivative liabilities are recorded at their fair values at the issuance date and are revalued at each subsequent reporting date. The warrant liability is included in other long-term liabilities in the consolidated balance sheet and the change in fair value is recorded to other (expense) income, net in the consolidated statements of operations.

Equity-Based Compensation

Equity-based compensation is accounted for in accordance with ASC Topic 718-10, Compensation-Stock Compensation. The Company records compensation costs related to its profits units. Equity-based compensation

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cost is measured at the grant date based on the fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period. Compensation cost for performance-based awards with a performance condition is reassessed each period and recognized based upon the probability that the performance conditions will be achieved. The performance-based awards with a performance condition are expensed when the achievement of performance conditions are probable. The total expense recognized over the vesting period will only be for those awards that ultimately vest. Compensation cost for performance-based awards with a market condition is recognized regardless of the number of units that vest based on the market condition and is recognized on straight-line basis over the estimated service period. Compensation expense is not reversed even if the market condition is not satisfied.

Income Taxes

The Company is a LLC, which is treated as a partnership for U.S. federal and state income tax purposes and is therefore not subject to U.S. corporate income taxes. The Company’s income, except for the corporate subsidiaries, is subject to tax at the partner level. The Company’s U.S. and foreign corporate subsidiaries are subject to entity-level taxes. The Company also is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

The Company’s corporate subsidiaries account for income taxes under the asset and liability method in accordance with ASC Topic 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by the Company in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which the Company operates. A valuation allowance is provided when the Company determines that it is “more likely than not” that a portion of a deferred tax asset will not be realized.

ASC 740 prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is “more likely than not” to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included in the related tax liability line in the consolidated balance sheet.

Foreign Currency

The Company has operations outside of the United States. Therefore, changes in the value of foreign currencies affect the consolidated financial statements when translated into U.S. Dollars. The functional currency for substantially all subsidiaries outside the U.S. is the local currency. Financial statements for these subsidiaries are translated into U.S. Dollars at period end exchange rates as to the assets and liabilities and monthly average exchange rates as to revenue, expenses and cash flows. For these countries, currency translation adjustments are recognized in members’ equity as a component of accumulated other comprehensive income (loss), whereas transaction gains and losses are recognized in other (expense) income, net in the consolidated statements of

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operations. The Company recognized $(7.3) million and $11.0 million of realized and unrealized foreign currency transaction (losses) gains for the years ended December 31, 2016 and 2017, respectively, which are included in other (expense) income, net in the consolidated statements of operations.

Loss per share

Basic and diluted net loss per common unit holder is not presented since the ownership structure of the Company is a partnership and distributions of earnings are not made on a pro rata basis within the same class of units.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In March 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-09 —Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The amendments in this guidance involve several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, forfeitures, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual and interim periods beginning after December 15, 2016 for public companies. The Company adopted ASU 2016-09 effective January 1, 2017. As part of the adoption, the Company implemented a policy of accounting for forfeitures as they occur. The impact to the Company’s consolidated financial statements was not material.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force) (“ASU 2016-15”). This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. Additionally, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the Emerging Issues Task Force) (“ASU 2016-18”) that requires restricted cash to be presented with cash and cash equivalents in the statement of cash flows. ASU 2016-15 and ASU 2016-18 are effective for annual and interim periods beginning after December 15, 2017 for public entities, with early adoption permitted and must be applied using the retrospective approach. The Company early adopted these updates effective January 1, 2017. Prior year period was retrospectively adjusted to conform to the current year’s presentation. The adoption of ASU 2016-15 increased net cash used in operating activities of continuing operations and decreased net cash used in investing activities of continuing operations by $0.3 million for the year ended December 31, 2016. For the year ended December 31, 2017, net cash provided by operating activities of continuing operations decreased by $21.9 million, net cash used in investing activities of continuing operations decreased by $1.0 million and net cash provided by financing activities of continuing operations increased by $20.9 million. Upon adoption of ASU 2016-18, the Company now reflects the inclusion and activity of restricted cash balances of $78.5 million and $87.4 million in its consolidated statements of cash flows for the years ended December 31, 2016 and 2017, respectively.

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Change to the Disclosure Requirement for Fair Value Measurement (“ASU 2018-13”). The update eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for annual and interim periods beginning after December 15, 2019 for all companies. Early adoption is permitted. The Company is currently evaluating the effect of the updated standard on its disclosures.

In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”). The update allows for a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act

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(“Tax Act”). The update also requires certain disclosures about stranded tax effects. ASU 2018-02 is effective for fiscal years beginning after December 15, 2018 for all entities. Early adoption is permitted. The Company is currently evaluating the effect of the updated standard on its consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). The guidance amends the hedge accounting model to enable entities to better portray their risk management activities in the financial statements. The update expands an entity’s ability to hedge nonfinancial and financial risk components and reduce complexity in fair value hedges of interest rate risk. The new guidance eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The new guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. ASU 2017-12 is effective for public business entities for fiscal years beginning after December 15, 2018 with early adoption permitted. The Company adopted this new guidance on a modified retrospective basis effective January 1, 2018, with no material impact on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral (“ASU 2017-11”). This update applies to issuers of financial instruments with down-round features. It amends (1) the classification of such instruments as liabilities or equity by revising the guidance in ASC 815 on the evaluation of whether instruments or embedded features with down-round provisions must be accounted for as derivative instruments and (2) the guidance on recognition and measurement of the value transferred upon the trigger of a down-round feature for equity-classified instruments by revising ASC 260. ASU 2017-11 is effective for annual and interim reporting periods beginning after December 15, 2018 for public entities. Early adoption is permitted. Upon adoption, the Company will record a final fair value adjustment for its warrant liability and reclass the liability to members’ equity. The Company is currently evaluating any additional effects this updated standard will have on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”). This update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. ASU 2017-09 is effective on a prospective basis for interim and annual reporting periods beginning after December 15, 2017 for all entities, with early adoption permitted. The Company adopted this standard on January 1, 2018 and there was no initial impact that resulted from the adoption of this guidance.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). This update simplifies the accounting for goodwill impairments by eliminating step 2 from the goodwill impairment test under ASC 350. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for annual and any interim impairment tests for periods beginning after December 15, 2019 for public entities and will be applied prospectively. Early adoption is permitted. The Company is currently evaluating the effect of the updated standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. ASU 2017-01 is effective for annual and interim periods beginning after December 15, 2017 for public entities and must be applied using a prospective approach. The Company adopted this standard on January 1, 2018 and there was no initial impact that resulted from the adoption of this guidance.

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In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 introduces a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables. The estimate of expected credit losses will require entities to incorporate considerations of historical information, current information, and reasonable and supportable forecasts, and will generally result in earlier recognition of allowances for losses. ASU 2016-13 is effective for annual and interim reporting periods beginning after December 15, 2019 for public entities and the guidance is to be applied using the modified retrospective approach. Earlier adoption is permitted for annual and interim reporting periods beginning after December 15, 2018. The Company is currently evaluating the effect of the updated standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which aims to make leasing activities more transparent and comparable and requires substantially all leases be recognized by lessees on their balance sheet as a right-of-use asset and corresponding lease liability, including leases currently accounted for as operating leases. This ASU is effective for all interim and annual reporting periods beginning after December 15, 2018 for public entities. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities with an additional (and optional) transition method which would enable entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. This optional transition method is in addition to the modified retrospective transition approach included in ASU 2016-02. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, which clarifies, corrects or consolidates authoritative guidance issued in ASU 2016-02 and is effective upon adoption of ASU 2016-02. The Company is currently evaluating the impact of the new standard along with the targeted improvements and expects it will have a material impact on its consolidated balance sheet but not on its consolidated statements of operations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”) with further clarifications made in February 2018 with the issuance of ASU 2018-03, Technical Corrections and Improvements to Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2018-03”). These amendments, among other things, require equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The amendments are effective for interim and annual reporting periods beginning after December 15, 2017 for public entities and must be applied using a cumulative effect adjustment recorded in retained earnings as of the beginning of the period of adoption. The Company adopted these amendments effective January 1, 2018 and recorded a cumulative effect adjustment of $4.6 million for its unrealized losses on its AFS security.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In addition, the FASB has issued ASU 2016-08, “Principle versus Agent Considerations,” ASU 2016-10, “Identifying Performance Obligations and Licensing,” ASU 2016-12, “Narrow Scope Improvements and Practical Expedients” and ASU 2017-13, “Public Business Entities”, all of which clarify certain implementation guidance in ASU 2014-09. This standard along with the subsequent clarifications issued are effective for annual and interim reporting periods beginning after December 15, 2017 for public entities. The standard allows an entity to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption

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through a cumulative adjustment (“modified retrospective”). The Company adopted the new standard effective January 1, 2018 using the modified retrospective method and it was not material to the Company’s consolidated financial statements.

4.	DISCONTINUED OPERATIONS

In December 2018, the Company completed the merger of the Company’s IMG College business with Atairos Group, Inc.’s Learfield business. The merger of the businesses resulted in the formation of a new entity, Learfield IMG College, of which both the Company and Atairos retained certain ownership. The Company received cash proceeds totaling $149.2 million and a 49% ownership interest in the new entity as a result of the transaction. In connection with the merger, the Company sold approximately 13% of the equity interests in the new combined entity to affiliates of Silver Lake Partners for consideration of $250.0 million. The Company’s remaining ownership interest is 36% and will be accounted for as an equity method investment. Learfield IMG College specializes in providing access to licensing and multimedia sponsorship management; fan engagement, ticket sales and professional concessions expertise; branding; campus-wide business and sponsorship development; and venue technology systems to collegiate institutions, conferences and arenas. The results of the IMG College business were previously included in the Company’s Entertainment & Sports segment.

In connection with the transaction, the Company and the new entity entered into a transition services agreement to ensure the orderly transition of the business. The Company will provide ongoing back office, front office, and production/activation services to the new entity for stipulated fees for a period not to exceed two years. Additionally, the Company and the new entity entered into a monitoring agreement by which the Company will provide certain management and advisory services to the new entity for a management fee on a go forward basis.

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The following table presents the aggregate carrying amounts of the major classes of assets and liabilities related to the IMG College business as of December 31, 2017:

December 31, 2017
Assets of discontinued operations:
Accounts receivable (net of allowance for doubtful accounts of $449)	$121,965
Deferred costs	13,557
Other current assets	9,951

Current assets of discontinued operations	145,473
Property and equipment, net	15,082
Intangible assets, net	336,842
Goodwill	133,103
Investments	17,570
Other assets	40,721

Long-term assets of discontinued operations	543,318

Total assets of discontinued operations	$688,791

Liabilities of discontinued operations:
Account payable	$170,477
Accrued liabilities	23,037
Deferred revenue	52,282
Other current liabilities	1,448

Current liabilities of discontinued operations	247,244
Other long-term liabilities	2,519

Long-term liabilities of discontinued operations	2,519

Total liabilities of discontinued operations	$249,763

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

The following table presents the statements of operations for the discontinued operations of the IMG College business for the years ended December 31, 2016 and 2017:

	Years Ended December 31,
	2016	2017
Revenue	$517,592	$521,062
Operating expenses:
Direct operating costs	361,888	366,049
Selling, general and administrative expenses(1)	93,787	99,476
Depreciation and amortization	27,285	26,475

Total operating expenses	482,960	492,000

Operating income	34,632	29,062
Other (expense) income:
Interest expense, net(2)	(7,661)	(6,349)
Other income (expense), net	1	(1,282)
Equity earnings of affiliates, net of tax	4,629	5,663

Income from discontinued operations before income taxes	31,601	27,094
Provision for income taxes	(787)	(103)

Income from discontinued operations, net of tax	30,814	26,991
Income (loss) attributable to non-controlling interests	(210)	840

Income from discontinued operations	$31,024	$26,151

(1)	Selling, general and administrative expenses include transaction costs related to the merger of $0.1 million and $6.4 million for the years ended December 31, 2016 and 2017, respectively.
(2)

Interest expense, net includes interest expense related to the payment of $112.0 million made under the Company’s 2014 Credit Facilities in connection with the merger. Total interest costs were determined using the average effective interest rate under the 2014 Credit Facilities and were $7.2 million and $6.3 million for the years ended December 31, 2016 and 2017, respectively.

5.	ACQUISITIONS

2017 ACQUISITIONS

The Company completed four acquisitions during 2017 for a total purchase price of $19.8 million. The Company recorded $16.1 million of goodwill and intangible assets, of which the weighted average useful life ranges from 5.0 to 6.3 years. These acquisitions were not material in the aggregate.

2016 ACQUISITIONS

Zuffa

In August 2016, a buyer group that included the Company, affiliates of Silver Lake Partners, affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and certain other investors (including certain existing owners as rollover investors) (the “buyer group”) acquired 100% of the equity interests of Zuffa, LLC (“Zuffa”), the operating company of the Ultimate Fighting Championship (“UFC”), a Mixed Martial Arts (“MMA”) organization. The total purchase price was $4.1 billion, including contingent consideration of $224.4 million. The acquisition was financed through (i) approximately $1.5 billion in new common equity issued to the Company, Silver Lake Partners, KKR and certain other investors by Zuffa Parent, LLC (“Zuffa”), a limited liability company formed in connection with the acquisition which serves as the holding company for the buyer group, (ii) a rollover of common equity valued at $325.0 million by the existing owners, (iii) $360.0 million in new Zuffa preferred equity and (iv) $1.7 billion in net borrowings. The $360.0 million in new Zuffa preferred equity consists of 360,000 preferred units and warrants to purchase 53,087 of Zuffa’s Class A Common Units.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

The Company’s portion of the total purchase price was $802.0 million, consisting of $600.0 million in cash and $202.0 million of contingent consideration, which provided the Company an interest of approximately 34% of the outstanding common equity of Zuffa. The Company has a controlling financial interest based on control of the Board. As such, the financial results of Zuffa have been consolidated in the Company’s consolidated financial statements. See Note 13 regarding the Company’s purchase of additional common ownership interest in the year ended December 31, 2017.

The payment of the contingent consideration, which will not exceed $250.0 million, is based upon achievement of cumulative financial performance with the first payment due no earlier than June 30, 2017 and the second payment due no earlier than December 31, 2018. During the fourth quarter of 2017, the financial performance metric was achieved and payment of the first contingent consideration payment of $175.0 million was made.

The buyer group incurred total transaction related costs of $57.0 million in connection with the acquisition of Zuffa. Total buyer group transaction related costs were included in selling, general and administrative expenses in the consolidated statement of operations.

The goodwill for the Zuffa acquisition was assigned to the Entertainment & Sports segment. Goodwill is primarily attributable to the go-to-market synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is deductible for tax purposes. The weighted average life of finite-lived intangible assets acquired is 11.2 years.

The results of Zuffa have been included in the consolidated financial statements since the date of acquisition. For the year ended December 31, 2016, Zuffa’s consolidated revenue and net loss included in the consolidated statement of operations from the acquisition date were $341.6 million and $101.4 million, respectively.

Frieze and Fusion/IMG Live

In April 2016, the Company acquired 70% of the outstanding shares of Denmark Street Limited (“Frieze”), which is a media and events company that is comprised of four publications: Frieze Magazine, Frieze d/e, Frieze Masters Magazine, and Frieze Week; three international art fairs: Frieze London, Frieze New York, and Frieze Masters; and a program of courses and talks at Frieze Academy. Also, in April 2016, the Company acquired 100% of the outstanding shares of Fusion Performance Marketing, LLC, a Missouri LLC (“Fusion”), and Havoc Live, LLC, a Missouri LLC (together with Fusion, “Fusion/IMG Live”), which is a company that provides integrated experiential marketing and activation services (including, but not limited to, event planning and production, brand marketing/creative services, digital performance solutions and hospitality/travel), together with all operations and activities related thereto. Total purchase price for these two acquisitions was $89.3 million.

The goodwill for Frieze was assigned to the Entertainment & Sports segment and the goodwill for Fusion/IMG Live was assigned to the Representation segment. The goodwill for Frieze is not deductible for tax purposes. The goodwill for Fusion/IMG Live is deductible for tax purposes. The weighted average life of finite-lived intangible assets acquired for Frieze is 13.8 years. The weighted average life of finite-lived intangible assets acquired for Fusion/IMG Live is 10.0 years.

The results of Frieze and Fusion/IMG Live have been included in the consolidated financial statements since the dates of acquisition. For the year ended December 31, 2016, Frieze’s and Fusion/IMG Live’s consolidated revenue and net income included in the consolidated statement of operations from the acquisition dates were $106.0 million and $3.6 million, respectively.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Allocations of Purchase Price

The acquisitions were accounted for as business combinations and the fair values of the assets acquired and the liabilities assumed in the business combinations are as follows (in thousands):

	Zuffa	Frieze and Fusion/IMG Live
Cash and cash equivalents	$97,600	$8,326
Accounts receivable	64,023	20,848
Deferred costs	—	2,764
Other current assets	10,155	7,260
Property and equipment	60,438	3,837
Other assets	24,139	92
Intangible assets:		—
Trade names	703,500	21,018
Customer relationships	635,450	22,474
Internally developed software	6,800	—
Goodwill	2,600,421	75,761
Investments	18,900	—
Accounts payable and accrued expenses	(61,916)	(8,528)
Other current liabilities	(967)	—
Deferred revenue	(53,290)	(22,267)
Debt	(1,737,704)	(11,000)
Deferred income taxes	—	(9,302)
Other liabilities	(39,465)	(94)
Redeemable non-controlling interests	(19,430)	(21,847)
Non-controlling interests	(1,506,661)	—

Net assets acquired	$801,993	$89,342

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information presents the Company’s financial results as if the 2016 acquisition of Zuffa had occurred as of the beginning of the prior year. The unaudited pro forma financial information is not necessarily indicative of what the financial results actually would have been had the acquisition been completed on the earlier date. In addition, the unaudited pro forma financial information is not indicative of, nor does it purport to project, the Company’s future financial results. The following unaudited pro forma financial information includes adjustments for property and equipment depreciation, intangible asset amortization, interest expense as a result of the acquisition and transaction costs incurred. The pro forma information does not give effect to any estimated and potential cost savings or other operating efficiencies that could result from the acquisition (in thousands):

Year Ended December 31, 2016
(unaudited)
Revenue	$2,726,363
Net loss attributable to Endeavor Operating Company, LLC	(101,143)

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

6.	VALUATION AND QUALIFYING ACCOUNTS

The following table sets forth information about the Company’s valuation and qualifying accounts (in thousands):

Description	Balance at Beginning of Year	Additions/Charged (Credited) to Costs and Expenses	Deductions	Foreign Exchange	Balance at End of Year
Allowance for doubtful accounts
Year ended December 31, 2016	$17,991	$6,004	$(1,772)	$(392)	$21,831
Year ended December 31, 2017	$21,831	$11,594	$(9,263)	$521	$24,683
Deferred tax valuation allowance
Year ended December 31, 2016	$206,482	$(16,980)	$—	$(914)	$188,588
Year ended December 31, 2017	$188,588	$(50,726)	$—	$582	$138,444

7.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

December 31,
2017
Land	$75,339
Buildings and improvements	300,217
Furniture and fixtures	95,062
Office, computer, production and other equipment	69,739
Computer software	59,581
Construction in progress	27,916

627,854
Less: accumulated depreciation	(180,612)

Total property and equipment, net	$447,242

Depreciation of property and equipment, including amortization of leasehold improvements, was $49.0 million and $59.5 million during the years ended December 31, 2016 and 2017, respectively.

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying value of goodwill are as follows (in thousands):

	Entertainment & Sports	Representation	Total
Balance — January 1, 2017	$3,269,519	$352,205	$3,621,724
Acquisitions	4,364	5,937	10,301
Foreign currency translation and other	4,868	81	4,949

Balance — December 31, 2017	$3,278,751	$358,223	$3,636,974	(1)

(1)	Net of accumulated impairment losses of $28.9 million

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Intangible Assets

The following table summarizes information relating to the Company’s identifiable intangible assets as of December 31, 2017 (in thousands):

	Weighted Average Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:
Trade names	18.1	$836,284	$(72,159)	$764,125
Customer and client relationships	7.0	1,024,367	(378,028)	646,339
Internally developed technology	5.2	40,191	(22,078)	18,113
Other	4.4	41,918	(41,723)	195

		1,942,760	(513,988)	1,428,772

Indefinite-lived:
Trade names		379,696	—	379,696
Owned events		109,212	—	109,212

Total intangible assets		$2,431,668	$(513,988)	$1,917,680

Intangible asset amortization expense was $126.1 million and $281.6 million for the years ended December 31, 2016 and 2017, respectively.

Estimated annual intangible amortization for the next five years and thereafter is as follows (in thousands):

Year Ending December 31,
2018	$279,668
2019	178,493
2020	136,780
2021	90,333
2022	78,610
Thereafter	664,888

Total	$1,428,772

Annual Impairment Assessments

During the fourth quarter of 2017, the Company completed its annual impairment review of goodwill (for its eight reporting units) and intangibles and recorded no impairment charges.

During the fourth quarter of 2016, the Company completed its annual impairment review of goodwill and intangibles. As a result of the annual impairment test performed, the Company recorded non-cash impairment charges of $12.2 million in its Entertainment & Sports segment.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

9.	INVESTMENTS

The following is a summary of the Company’s investments (in thousands):

December 31,
2017
Fair value method	$286,000
Equity method(1)	83,990
Cost method	35,818
Available for sale	6,071

Total investments	$411,879

(1)

The book value of two equity method investments exceeded the Company’s percentage ownership share of the underlying net assets by $28.6 million and $10.9 million. These basis differences, primarily resulting from acquisition purchase price step ups on the investments, are accounted for as goodwill, which is not tested for impairment separately. Instead, the investments are tested if there are indicators of an other-than-temporary decline in carrying value.

Fair Value Method – Droga5, LLC

The Company owns a 49% equity interest in Droga5, an independent advertising agency. The Company elected the fair value option for this investment, which otherwise would have been accounted for under the equity method of accounting. The Company elected the fair value option for Droga5 given the initial lack of timely financial information available to the Company. The fair value measurements related to this investment are considered to be Level 3 measurements (Note 10).

The investment in Droga5 has been adjusted to fair value at each balance sheet date, with the corresponding increases in fair value of $106.7 million and $83.5 million for the years ended December 31, 2016 and 2017, respectively, recognized within equity earnings of affiliates in the consolidated statements of operations. During the years ended December 31, 2016 and 2017, the Company received cash distributions from Droga5 of $22.7 million and $22.5 million, respectively.

Summarized Financial Information

The following is a summary of financial data for Droga5 (in thousands):

		December 31,
		2017
Current assets		$76,070
Non-current assets		33,555
Current liabilities		52,174
Non-current liabilities		23,438

	Years Ended December 31,
	2016	2017
Revenue	$166,815	$195,643
Income from operations	48,260	58,052
Net income	44,081	53,044

Equity Method Investments

As of December 31, 2017, the Company holds various investments in non-marketable equity instruments of private companies. The Company’s equity method investments are primarily comprised of Sports News Television Limited, HEED, LLC and Ultimate NeV, LLC. The Company’s ownership of its equity method investments range from 35% to 50%.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Summarized Financial Information

The following is a summary of financial data for investments in affiliates accounted for under the equity method of accounting (in thousands):

		December 31,
		2017
Current assets		$94,750
Non-current assets		58,315
Current liabilities		75,149
Non-current liabilities		80,024

	Years Ended December 31,
	2016	2017
Revenue	$208,892	$157,368
Loss from operations	(6,236)	(4,676)
Net loss	(12,910)	(21,642)

Cost Method Investments

As of December 31, 2017, the Company holds various investments in non-marketable equity instruments of private companies. In 2016 and 2017, the Company invested $5.1 million and $12.0 million, respectively, in new investments accounted under the cost method.

Available for Sale

In April 2017, the Company sold its interest in an equity method investment for restricted common shares in a publicly traded company on the TSX Venture Exchange in Canada and recognized a gain of $10.2 million, which is included in other (expense) income, net in the consolidated statement of operations. As of December 31, 2017, this AFS security was valued at $6.1 million. An unrealized loss of $4.6 million was recorded in accumulated other comprehensive income (loss). Upon adoption of ASU 2016-01 and ASU 2018-03, the Company will recognize this unrealized loss of $4.6 million in its consolidated statement of operations.

10.	FAIR VALUE MEASUREMENTS

The fair value hierarchy is composed of the following three categories:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

The following table presents, for each of the fair value hierarchy levels, the Company’s assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements as of December 31, 2017
	Level I	Level II	Level III	Total
Assets:
Investment in Droga5	$—	$—	$286,000	$286,000
Available for sale investment	1,821	4,250	—	6,071

Total	$1,821	$4,250	$286,000	$292,071

Liabilities:
Contingent consideration	$—	$—	$88,090	$88,090
Warrant liability	—	—	20,507	20,507

Total	$—	$—	$108,597	$108,597

There have been no transfers of assets or liabilities between the fair value measurement classifications during the year ended December 31, 2017, except for the Company’s AFS investment.

Investment in Droga5

The estimated fair value of Droga5 is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value was determined by applying an equal weighting between the discounted cash flow method (an income-based approach) and the guideline public company method (a market-based approach). A discount for lack of marketability was also applied in determining the fair value. The valuation process depends on the Company’s expectations of inherently uncertain, future events and circumstances that may impact Droga5 and requires several assumptions including but not limited to projected financial results, discount rates, growth rates and valuation multiples. Significant increases (decreases) in growth rates and multiples, assuming no change in discount rates, would result in a significantly higher (lower) fair value measurement. Significant decreases (increases) in discount rates, assuming no changes in growth rates and multiples, would result in a significantly higher (lower) fair value measurement. The changes in the fair value of the investment in Droga5 are included in equity earnings of affiliates in the consolidated statements of operations.

Available for Sale Investment

The estimated fair value of the unrestricted common shares in the Company’s AFS investment is based on observable inputs, which is a Level 1 measurement within the fair value hierarchy. The estimated fair value of the common shares that will become unrestricted within twelve months is based on observable inputs and a discount for lack of marketability for the restriction, which is a Level 2 measurement within the fair value hierarchy. During 2017, 20% or 797,114 of the common shares were transferred from Level 2 to Level 1 as these shares became unrestricted.

Contingent Consideration

The Company has recorded contingent consideration liabilities in connection with certain of its acquisitions, primarily Zuffa in 2016. Contingent consideration is included in current liabilities and other long-term liabilities on the consolidated balance sheet. Changes in fair value are recognized through equity earnings of affiliates for unconsolidated affiliates and selling, general and administrative expenses for consolidated subsidiaries. The estimated fair value of the contingent consideration is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The Zuffa contingent consideration is valued based on the earn-out provisions and payout structure of the transaction agreement. The valuation utilizes a Monte Carlo earnings before interest, tax, depreciation and

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

amortization (“EBITDA”) simulation analysis, which calculates the fair value of expected payments based on assumed EBITDA annual growth rates, time to payoff and discount rates. Significant increases (decreases) in EBITDA annual growth rates, assuming no change in discount rates, would result in a significantly higher (lower) fair value measurement. Significant decreases (increases) in discount rates, assuming no changes in EBITDA annual growth rates, would result in a significantly higher (lower) fair value measurement. The change in fair value associated with the Zuffa contingent consideration of $4.6 million and $25.6 million was recognized in selling, general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2016 and 2017, respectively. Additionally, during the fourth quarter of 2017, the financial performance metric was achieved triggering the first contingent consideration payment of $175.0 million.

The changes in the fair value of contingent consideration were as follows (in thousands):

Year Ended December 31,
2017
Balance at January 1, 2017	$247,705
Acquisitions	2,530
Payments	(192,282)
Change in fair value	29,614
Foreign currency tranlsation	523

Balance at December 31, 2017	$88,090

Warrant Liability

In connection with the acquisition of Zuffa in 2016, Zuffa issued warrants to purchase 53,087 of Zuffa Parent’s Class A Common Units in conjunction with Zuffa’s issuance of preferred units. These warrants are classified as liabilities due to the warrant having a down-round adjustment feature. The Company used the Black-Scholes option pricing model to estimate the fair value of the warrants at December 31, 2017, which is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company is required to make certain assumptions with respect to selected model inputs. Expected volatility is based on comparable publicly traded companies’ stock movements. The expected life of the warrants represents the period of time that the warrants are expected to be outstanding. The risk free interest rate is based on the U.S treasury yield curve in effect at the time of grant. The expected volatility, the expected life, the risk free interest rate and the expected dividend yield used at December 31, 2017 were 35%, 4 years, 2.09% and 0.0% respectively. The increase in fair value of the warrant liability of $6.4 million was recognized as an expense in other income (expense), net in the consolidated statement of operations.

11.	ACCRUED LIABILITIES

The following is a summary of accrued liabilities (in thousands):

December 31,
2017
Accrued operating expenses	$131,812
Payroll, bonuses and benefits	92,189
Other	69,724

Total accrued liabilities	$293,725

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

12.	DEBT

The following is a summary of outstanding debt (in thousands):

December 31,
2017
2014 Credit Facilities:
First Lien Term Loan (due May 2021)	$2,474,867
Second Lien Term Loan (due May 2022)	300,000
Zuffa Credit Facilities:
Zuffa First Lien Term Loan (due August 2023)	1,460,747
Zuffa Second Lien Term Loan (due August 2024)	425,000
Other debt (3.25%-13.22% Notes due at various dates through 2026)	25,888

Total principal	4,686,502
Unamortized discount	(19,882)
Unamortized issuance costs	(79,075)

Total debt	4,587,545
Less: current portion	(35,047)

Total long-term debt	$4,552,498

2014 Credit Facilities

On May 6, 2014, the Company entered into a credit agreement (the “2014 Credit Facilities”) in connection with the acquisition of IMG. The 2014 Credit Facilities consist of (i) a first lien secured term loan credit agreement that provides for a seven-year $1.9 billion term loan at an annual interest rate of LIBOR+ 4.25% (with a LIBOR floor of 1%) (the “First Lien Term Loan”) and a five-year $100.0 million revolving credit facility at an annual interest rate of LIBOR + 2.25% (the “Revolving Credit Facility”) and (ii) an eight-year second lien credit agreement that provides for a $450.0 million secured term loan at LIBOR + 7.25% (with a LIBOR floor of 1%) (the “Second Lien Term Loan”). The Company incurred deferred financing costs in connection with the 2014 Credit Facilities of approximately $68.0 million, which were recorded as a contra liability in the consolidated balance sheet.

Commencing on September 30, 2014, the First Lien Term Loan includes 1% principal amortization that is payable in equal quarterly installments, with any remaining balance payable on the final maturity date of May 6, 2021. The Second Lien Term Loan is due on the final maturity date of May 6, 2022. Amounts under the Revolving Credit Facility are available to be borrowed and re-borrowed until its termination on May 6, 2019. As of December 31, 2017, there was no outstanding balance under the Revolving Credit Facility. The Revolving Credit Facility accrues a commitment fee of 0.375-0.5% per annum on the unused balance.

In June and November 2016, the Company entered into incremental term loans of $300.0 million and $100.0 million, respectively, under the First Lien Term Loan as permitted by its 2014 Credit Facilities. The Company incurred aggregate financing costs in connection with these incremental term loans of approximately $4.7 million, which were recorded as a contra liability in the consolidated balance sheet. These incremental term loans have the same terms and conditions as the First Lien Term Loan.

In February 2017, the Company completed a refinancing of the First Lien Term Loan (the “Amended First Lien Term Loan”) reducing the annual interest rate 100 basis points to LIBOR + 3.25% (with a LIBOR floor of 1%). The Amended First Lien Term Loan maintains the same maturity date of May 6, 2021 and includes 1% principal amortization that is payable in equal quarterly installments, with any remaining balance payable at final maturity. With the exception of the new interest rate, the Amended First Lien Term Loan has similar terms and conditions to the First Lien Term Loan.

Additionally, in March 2017, the Company entered into an incremental term loan of $250.0 million under the Amended First Lien Term Loan as permitted by its 2014 Credit Facilities. The Company incurred financing

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

costs in connection with this incremental term loan of approximately $2.4 million, which are recorded as a contra liability in the consolidated balance sheet. This incremental term loan has the same terms and conditions as the Amended First Lien Term Loan. Proceeds of $150.0 million were used to pay down a portion of the Second Lien Term Loan under the 2014 Credit Facilities.

In connection with the refinancing and the pay down, the Company wrote off an aggregate of approximately $2.1 million of unamortized debt discount and unamortized debt issuance costs, which are recorded to interest expense, net in the consolidated statement of operations.

The 2014 Credit Facilities contain a financial covenant that requires the Company to maintain a First Lien Leverage Ratio of Consolidated First Lien Debt to Consolidated EBTIDA, as defined in the credit agreement, of no more than 5.9-to-1. The Company is only required to meet the First Lien Leverage Ratio if the sum of outstanding borrowings on the Revolving Credit Facility plus outstanding letters of credit exceeding $15.0 million that are not cash collateralized exceeds thirty percent of the total Revolving Commitments as measured on a quarterly basis, as defined in the credit agreement.

These covenants did not apply as of December 31, 2017, as the Company did not utilize greater than thirty percent of the borrowing capacity.

The Company had outstanding letters of credit under the 2014 Credit Facilities totaling $38.4 million as of December 31, 2017.

Zuffa Credit Facilities

In connection with the 2016 Zuffa acquisition, Zuffa entered into a first lien credit agreement (the “Zuffa First Lien Credit Agreement”) and a second lien credit agreement (the “Zuffa Second Lien Credit Agreement”; together the “Zuffa Credit Facilities”).

The Zuffa First Lien Credit Agreement consists of (i) a seven year secured term loan with an aggregate principal amount of $1.4 billion (the “Zuffa First Lien Term Loan”) and (ii) a five year secured revolving credit facility in an aggregate principal amount of up to $150.0 million, letters of credit in an aggregate face amount not in excess of $40.0 million and swingline loans in an aggregate principal amount not in excess of $15.0 million (collectively, the “Zuffa Revolving Credit Facility”). The Zuffa Second Lien Credit Agreement consists of an eight year secured term loan with an aggregate principal amount of $425.0 million (the “Zuffa Second Lien Term Loan”).

The Zuffa First Lien Term Loan bears interest at a rate of LIBOR + 4.0% (with a LIBOR floor of 1%). Commencing on December 31, 2016, the Zuffa First Lien Term Loan includes 1% principal amortization that is payable in quarterly installments with any remaining balance payable on the final maturity date of August 18, 2023. The Zuffa Second Lien Term Loan bears interest at the rate of LIBOR + 7.5% (with a LIBOR floor of 1%) and is payable and due on the final maturity date of August 18, 2024. Amounts under the Zuffa Revolving Credit Facility are available to be borrowed and re-borrowed until its termination on August 18, 2021. As of December 31, 2017, there was no outstanding balance under the Zuffa Revolving Credit Facility. The Zuffa Revolving Credit Facility accrues a commitment fee of 0.25-0.5% per annum on the unused balance. The Zuffa Credit Facilities are secured by liens on substantially all of the assets of Zuffa.

Zuffa incurred financing costs in connection with the Zuffa Credit Facilities of approximately $54.7 million, which were recorded as a contra liability of $51.2 million and as a deferred cost of $3.5 million in the consolidated balance sheet.

In February 2017, Zuffa completed a refinancing of the Zuffa First Lien Term Loan (the “Amended Zuffa First Lien Term Loan”) reducing the annual interest rate 75 basis points to LIBOR + 3.25% (with a LIBOR floor of 1%). The Zuffa Amended First Lien Term loan maintains the same maturity date of August 18, 2023 and

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

includes 1% principal amortization that is payable in quarterly installments, with any remaining balance payable at final maturity. With the exception of the new interest rate, the Amended Zuffa First Lien Term Loan has similar terms and conditions to the Zuffa First Lien Term Loan.

Additionally, in April 2017, Zuffa entered into an incremental $100.0 million term loan under the Zuffa First Lien Term Loan as permitted by the Zuffa Credit Facilities. This incremental term loan has the same terms and conditions as the Zuffa First Lien Term Loan.

The Zuffa Credit Facilities contain a financial covenant that requires Zuffa to maintain a First Lien Leverage Ratio of Consolidated First Lien Debt to Consolidated EBITDA as defined in the credit agreement of no more than 7-to-1 and of no more than 6.5-to-1 beginning on December 31, 2018. Zuffa is only required to meet the First Lien Leverage Ratio if the sum of outstanding borrowings under the Zuffa Revolving Credit Facility that are not cash collateralized exceeds thirty percent of the capacity of the Zuffa Revolving Credit Facility as measured on a quarterly basis, as defined in the credit agreement.

These covenants did not apply as of December 31, 2017, as Zuffa did not utilize greater than thirty percent of the borrowing capacity.

At December 31, 2017, Zuffa had no outstanding letters of credit under the Zuffa Credit Facilities.

Debt Maturities

The Company will be required to repay the following principal amounts in connection with its debt obligations (in thousands):

Year Ending December 31,
2018	$55,426
2019	41,343
2020	41,388
2021	2,424,109
2022	315,129
Thereafter	1,809,107

Total	$4,686,502

2014 Credit Facilities and Zuffa Credit Facilities

The 2014 Credit Facilities and the Zuffa Credit Facilities restrict the ability of certain subsidiaries of the Company to make distributions and other payments to the Company. These restrictions do include exceptions for, among other things, (1) amounts necessary to make tax payments, (2) a limited annual amount for employee equity repurchases, (3) distributions required to maintain parent entities, (4) other specific allowable situations and (5) a general restricted payment basket. As of December 31, 2017, Endeavor Operating Company, LLC holds cash of $291.2 million, short term deposits of $120.0 million and liabilities for prior acquisition consideration and equity buyback of $63.4 million and $88.0 million, respectively, and otherwise has no material separate cash flows or assets or liabilities other than the investments in its subsidiaries. All its business operations are conducted through its operating subsidiaries; it has no material independent operations. Endeavor Operating Company, LLC has no other material commitments or guarantees. As a result of the restrictions described above, substantially all of the subsidiaries’ net assets are effectively restricted in their ability to be transferred to Endeavor Operating Company, LLC.

As of December 31, 2017, the Company’s 2014 Credit Facilities and Zuffa’s Credit Facilities had an estimated fair value of $4.7 billion. The estimated fair value of the Company’s 2014 Credit Facilities and Zuffa’s Credit Facilities is based on quoted market values for the debt. Since the 2014 Credit Facilities and Zuffa’s Credit Facilities do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on quoted market prices and borrowing rates currently available for debt with similar terms and average maturities, which are classified as Level 2 under the fair value hierarchy.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

13.	MEMBERS’ EQUITY

Pursuant to the terms of the Operating Agreement, the business and affairs of the Company are managed, operated, and controlled by a board of directors (the “Board”). Subject to the terms of the Operating Agreement, all voting power and management rights of the Company are vested in the Board. The Company has three principal classes of membership interests outstanding: Common Units (Class A), Profits Units and Investment Incentive Units. Other than the rights of Holdco and Silver Lake Partners to appoint the members of the Board (subject to certain ownership thresholds), the owners of the membership interests generally do not have voting rights.

As of December 31, 2017, 100 Investment Incentive Units were issued and outstanding and held by Holdco, and represent preference amounts that would be allocated to Investment Incentive unitholders in a sale of certain investments. No income has been allocated in respect of these Investment Incentive Units, as there have been no material sales of such investments underlying such Investment Incentive Units.

The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely attributable to the Company, and no member shall be personally obligated for any such debt, obligation or liability of the Company.

Common Units

The Company had 2,055,292,793 Class A Common Units issued and outstanding as of December 31, 2017 (including units that were issued effective first quarter of 2018 in respect of certain distributions relating to 2017). The Class A Common Units are held by Holdco, Silver Lake Partners, and other investors. The Class A Common Units have no par value assigned to them.

During the years ended December 31, 2016 and 2017, the Company issued Class A Common Units for cash investments as follows (dollar amounts in thousands):

	Year Ended December 31,
	2016	2017
Class A Common Units issued	234,540,961	508,214,778
Cash contributions	$481,750	$1,264,081

During the years ended December 31, 2016 and 2017, total costs incurred for the equity issuances were $6.8 million and $3.2 million, respectively, which were netted against the proceeds received.

Additionally, during the year ended December 31, 2017, the Company repurchased 142,213,654 vested Class A Common Units and Profits Units from certain senior executives for an aggregate purchase price of $330.0 million, which was based on the fair value of the units. Of the total units repurchased, 55,520,912 were Class A Common Units.

Profits Units

The Company has 317,336,645 Profits Units issued and outstanding as of December 31, 2017. Other than certain Profits Units held by key executives, Profits Units are not entitled to participate in operating distributions unless otherwise elected by the Board. Certain Profits Units are designated as Catch-Up Profits Units and are entitled to certain “catch up” distributions once the distribution threshold applicable to such Catch-Up Profits Units has been met. All Profits Units have no par value assigned to them.

As noted above, the Company repurchased 142,213,654 vested Class A Common Units and Profits Units from certain senior executives during the year ended December 31, 2017. Of the total units repurchased, 86,692,742 were Profits Units.

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Non-controlling Interests

During the year ended December 31, 2017, the Company purchased additional common ownership interests in Zuffa by, both directly and indirectly, purchasing the Class B Common Units of certain existing equity holders of Zuffa for $373.7 million, which included the Company exercising its call option to purchase a portion of a rollover seller’s Class B Common Units for $18.8 million (Note 14). These transactions were accounted for as equity transactions with non-controlling interests and accordingly, no gain or loss was recognized in the Company’s consolidated statement of operations. The carrying amount of the respective non-controlling interest was adjusted to reflect the change in ownership interest. The difference between the fair value of the consideration paid and the amount by which the non-controlling interests was adjusted, which total $112.8 million, was recognized in the Company’s members’ equity. After giving effect to these transactions, the Company’s common ownership interest in Zuffa is 50.1%.

As part of the acquisition of Zuffa in August 2016, Zuffa issued preferred equity in the form of Class P Units. The holders of Class P Units are entitled to a cumulative distribution at an annual rate of 13.0%, payable quarterly in arrears by compounding to the liquidation preference (the “preferred return”). The holders of the Class P Units have the option after the fifth anniversary to switch the rate of the preferred return from the fixed rate of 13.0% to a floating rate of 10.0% plus the five year treasury rate. The fixed rate of 13.0% and the fixed portion of the floating rate of 10.0% increases incrementally by 1.0% after the seventh anniversary, 1.0% after the eighth anniversary and 0.5% after the ninth anniversary. After the third, fourth and fifth anniversary, the Company may elect to redeem any or all of the outstanding Class P Units at an amount per unit equal to the then current liquidation preference plus a redemption premium of 105%, 102.5%, and 100%, respectively. During the period from acquisition to December 31, 2016 and the year ended December 31, 2017, the Company recorded the cumulative preferred return of $17.3 million and $51.0 million, respectively, to members’ equity in the consolidated balance sheets.

Equity Buyback

During the year ended December 31, 2017, the Company completed a unit buyback, which was approved by the Board. The buyback included a repurchase of 103,551,945 total vested Class A Common Units and Profits Units for $149.0 million, which was based on the fair value of the units. The Company recorded $70.2 million to equity and $69.6 million to equity-based compensation during the year ended December 31, 2017. The payments under the unit buyback are primarily being paid in three equal installments with the first payment made in March 2017, the second payment made in the first quarter of 2018 and the third payment being made in the first quarter of 2019. As of December 31, 2017, the Company’s short-term and long-term liabilities for the remaining payments due under the unit buyback were $46.2 million and $42.1 million, respectively. The short-term and long-term liabilities were recorded as other current liabilities and other long-term liabilities, respectively, in the consolidated balance sheet.

14.	REDEEMABLE NON-CONTROLLING INTERESTS

China

In June 2016, the Company received a contribution of $75.0 million from third parties in a newly formed subsidiary of the Company that was formed to expand the Company’s existing business in China. Costs incurred for this contribution were $6.9 million and were recognized as a reduction of the proceeds. This contribution gave the non-controlling interests holders approximately 34% ownership of the subsidiary. The holders of the non-controlling interests have the right to put their investment to the Company at any time following the sixth anniversary of the investment for fair market value. As of December 31, 2017, the estimated redemption value was $123.0 million.

Zuffa

In connection with the acquisition of Zuffa in 2016, the terms of the Zuffa operating agreement provided a rollover seller with a put option to sell $15.0 million of their ownership of Zuffa’s Class B Common Units two years after the consummation of the purchase agreement. The Company also had a call option to buy this

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ownership one year after the consummation of the purchase agreement. The purchase price of the options was equal to $15.0 million plus a 15% annual internal rate of return for the put option and a 25% internal rate of return for the call option. In August 2017, the Company exercised its call option for $18.8 million (Note 13).

Frieze

In connection with the acquisition of Frieze in 2016, the terms of the agreement provide the sellers with a put option to sell their remaining 30% interest after fiscal year 2020. The Company also has a call option to buy the remaining 30% interest after fiscal year 2020 or upon termination of employment of the sellers who continued to be employees of Frieze after the acquisition. The price of the put and call option is equal to Frieze’s prior year’s EBITDA multiplied by 7.5, which is estimated at $16.4 million as of December 31, 2017.

15.	EQUITY-BASED COMPENSATION

The Board grants various awards to certain employees and service providers for their time and commitment to the Company. The awards are designed to share in the equity value appreciation of the Company and are granted under various plans either directly by the Company, a Company subsidiary or indirectly through various management holdco entities. Awards granted are in the form of common units, profits units or an equivalent to a profits unit (membership interest or phantom unit) that corresponds to common units or profits units as applicable. Additionally, the boards of certain consolidated subsidiaries grant awards through plans in the form of profits units or phantom units that corresponds to profits units, designed to share in the equity value appreciation of each respective subsidiary.

The following table summarizes the Company’s plans, entities and awards outstanding as of December 31, 2017:

Plan	Entities	Awards	Total Units Authorized As of December 31, 2017
Management Awards	WME Iris Management Holdco, LLC WME Iris Management Holdco II, LLC WME Iris Management III Holdco, LLC WME Iris Management IV Holdco, LLC WME Iris Management V Holdco, LLC	Profits Units & Phantom Units	334,993,243
SCP Awards	WME IMG SCP, LLC	Profits Units & Phantom Units	20,763,316
WME Holdco Awards	WME Holdco, LLC	Membership Units, Profits Units & Phantom Units	665,247,103
UFC Management Awards	UFC Management Holdco, LLC	Profits Units & Phantom Units	216,254

Equity-based compensation by plan and total amounts included in selling, general and administrative expenses were as follows (in thousands):

	Years Ended December 31,
	2016	2017
Management Awards	$24,979	$36,325
SCP Awards	11,925	11,785
WME Holdco Awards	35,159	94,944
UFC Management Awards	16,116	13,345
China Management Awards	—	846

Total equity-based compensation expense(1)	$88,179	$157,245

(1)	Includes $0.5 million and $3.2 million of expense from discontinued operations for the years ended December 31, 2016 and 2017, respectively.

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During the years ended December 31, 2016 and 2017, the Company modified certain award agreements to accelerate the vesting of units. The Company recorded additional equity-based compensation expense of $5.1 million and $2.3 million, respectively, for these modifications.

The terms of each award, including vesting, forfeiture and repurchase terms, are fixed by the Board. Key grant terms include the following: (a) time-based vesting over two to five year period or fully vested at grant; (b) certain vesting acceleration upon the Company’s attainment of certain equity value thresholds and a qualifying sale transaction and (c) no repurchase or optional repurchase by the Company of all or part of any vested interests retained following termination of employment or service for 50% to 100% of fair market value. Terms of some awards granted also include performance-based vesting at graduated levels upon the Company’s attainment of certain EBITDA thresholds as measured on certain dates or of certain equity value thresholds as measured upon certain events.

The Company estimates the fair value of each award on the date of grant using a Black-Scholes option pricing model. Management is required to make certain assumptions with respect to selected model inputs. Expected volatility is based on comparable publicly traded companies’ stock movements. The expected life represents the period of time that the respective awards are expected to be outstanding. The risk free interest rate is based on the U.S treasury yield curve in effect at the time of grant. The key assumptions used for units granted in the years ended December 31, 2016 and 2017 are as follows:

	Risk-free Interest Rate	Expected Volatility	Expected Life (in years)	Expected Dividend Yield
Management, SCP & WME Holdco Awards
Year Ended December 31, 2016	0.61%-1.50%	40%-45%	1 to 5	0%
Year Ended December 31, 2017	0.86%-2.04%	40%-50%	1 to 5	0%
UFC Management Awards
Year Ended December 31, 2016	2.10%	40%	5	0%
Year Ended December 31, 2017	1.82%-2.10%	35%-40%	4.25 to 5	0%

The following table summarizes the award activity for the year ended December 31, 2017:

	Time Vested Management		Performance Vested Management		Time Vested SCP		Time Vested WME Holdco		Time Vested UFC
	Units	Value*	Units	Value*	Units	Value*	Units	Value*	Units	Value*
Outstanding at January 1, 2017	152,087,030	$0.25	28,334,153	$0.09	23,147,400	$0.43	401,792,634	$0.72	210,080	$266.47
Granted	110,273,427	$0.62	84,745,438	$0.25	—	$—	—	$—	14,413	$291.85
Exercised	—	$—	—	$—	—	$—	—	$—	—	$—
Forfeited or expired	(42,076,022)	$0.14	(12,311,737)	$0.09	(2,384,084)	$0.43	(77,549,333)	$0.75	(8,239)	$266.47

Outstanding at December 31, 2017	220,284,435	$0.45	100,767,854	$0.22	20,763,316	$0.43	324,243,301	$0.71	216,254	$268.16

Expected to vest at December 31, 2017	220,205,293	$0.45	95,002,924	$0.23	20,763,316	$0.43	324,243,301	$0.71	216,254	$268.16

*	Weighted average grant date fair value

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As of December, 31, 2017, total unrecognized compensation cost for unvested awards and the related remaining weighted average period for expensing is summarized below:

	Unrecognized Compensation Costs (in thousands)	Period Remaining (in years)
Management Awards	$64,480	2.9
WME Holdco Awards	19,149	0.6
UFC Management Awards	28,896	2.9

16.	EMPLOYEE BENEFITS

Qualified Retirement Plan

The Company sponsors a profit-sharing plan with a 401(k) feature (the “WME IMG Profit Sharing and 401(k) Plan”, or the “Plan”) for eligible employees of the Company. Employees are eligible to begin making 401(k) elective deferrals into the Plan after 3 months of service. Under the Plan, the Company may also make discretionary profit-sharing contributions to the Plan. The Company is not required to make discretionary profit-sharing contributions in any year. Employees may be eligible to receive profit-sharing contributions after completing 2 years of service with the Company, provided the employee is employed on the last day of the plan year. In addition, certain non-U.S. employees are covered by defined contribution government sponsored and administered programs. Contribution charges for the profit-sharing and defined contribution plans, which approximates actual cash contributions made, were $12.4 million and $13.4 million during the years ended December 31, 2016 and 2017, respectively.

17.	INCOME TAXES

The Company is a LLC, which is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income taxes. The Company’s U.S. and foreign corporate subsidiaries are subject to entity-level taxes. The Company also is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The primary impact of the Tax Act is the reduction in the corporate income tax rate from 35% to 21% effective January 1, 2018. The Company recorded a net deferred tax benefit of $5.4 million for the year ended December 31, 2017 due to its net deferred tax liability position, reflecting the impact of the reduction in the corporate rate.

Loss from continuing operations before income taxes and equity earnings of affiliates includes the following components (in thousands):

	Years Ended December 31,
	2016	2017
United States	$(272,722)	$(367,518)
Foreign	65,328	56,170

Total	$(207,394)	$(311,348)

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The income tax provision (benefit) consists of the following (in thousands):

	Years Ended December 31,
	2016	2017
Current:
U.S. federal, state, and local	$(167)	$11,865
Foreign	30,081	56,680

Total current	29,914	68,545
Deferred:
U.S. federal, state, and local	(5,179)	(92,327)
Foreign	(7,782)	(6,042)

Total deferred	(12,961)	(98,369)

Total provision for (benefit from) income taxes	$16,953	$(29,824)

The Company’s effective tax rate for the years ended December 31, 2016 and 2017 was 8.2% and (9.6%), respectively. The effective income tax rate based on the actual provision shown in the consolidated statements of operations differs from the U.S. statutory federal income tax rate as follows (in thousands):

	Years Ended December 31,
	2016	2017
U.S. federal statutory income tax rate	35%	35%
Income tax benefit at U.S. federal statutory rate	$(72,588)	$(108,972)
Partnership loss not deductible for tax	81,611	109,458
Tax impact of foreign operations	7,972	21,174
Permanent differences	16,836	25,172
Deferred impact of federal tax rate change	—	(5,360)
Impact of intercompany adjustments	(6,069)	—
Corporate joint venture	8,600	—
Dual consolidated loss recapture	17,812	—
Valuation allowance	(35,496)	(76,475)
Unrecognized tax benefit	(4,135)	4,208
U.S. state and local taxes at partnership level	1,677	1,843
Other	733	(872)

Total provision for (benefit from) income taxes	$16,953	$(29,824)

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Principal components of deferred tax assets and liabilities are as follows (in thousands):

December 31,
2017
Deferred tax assets:
Allowance for doubtful accounts	$1,606
Compensation and severance	6,523
Net operating loss, capital loss and tax credits carried forward	171,751
Property and equipment	6,794
Currency translation adjustments	5,008
Other	9,240

Total gross deferred tax assets	200,922
Less valuation allowance	(138,444)

Total deferred tax assets	62,478
Deferred tax liabilities:
Intangible assets	(92,453)
Investments	(8,197)
Other	(7,727)

Total gross deferred tax liabilities	(108,377)

Net deferred tax liabilities	$(45,899)

Of the $45.9 million of deferred tax liabilities as of December 31, 2017, $52.4 million was recorded in other long-term liabilities and $6.5 million was recorded in other assets in the consolidated balance sheet.

As of December 31, 2017, the Company has federal net operating loss carryforwards of $205.8 million, which expire in years 2022 through 2037 and federal capital loss carryforwards of $3.9 million, which expire in years 2018 through 2022. In addition, as of December 31, 2017, the Company has foreign tax credit carryforwards of $112.6 million, which expire in years 2018 through 2027. As of December 31, 2017, the Company has foreign net operating losses of $27.4 million, which expire over various time periods ranging from 5 years to no expiration and foreign capital loss carryforwards of $9.7 million, which have no expiration. As of December 31, 2017, the Company also has state net operating losses which will generate a tax benefit of $11.9 million and expire in years 2018 through 2037.

During 2017, the Company reversed valuation allowances of $50.2 million, net, primarily related to the Company’s assessment of the realizability of its net U.S. deferred tax assets, exclusive of deferred tax liabilities on indefinite-lived intangibles. The Company has retained a valuation allowance against its foreign tax credits. Of the $50.2 million net valuation allowance reversal, $76.5 million was recorded in the current year provision for income taxes, $(0.6) million was recorded in other comprehensive loss, and $(25.7) million was recorded as a result of an acquisition in 2017.

Due to the Company’s structure, the portion of unremitted earnings of non-U.S. subsidiaries (controlled foreign corporations), which are deemed to be indefinitely reinvested outside of the U.S., are not significant to the consolidated financial statements.

As of December 31, 2017, the Company has unrecognized tax benefits of $18.8 million, of which $16.9 million would affect the Company’s effective tax rate upon resolution of the uncertain tax positions. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. As of December 31, 2017, with few exceptions, the Company is subject to review by U.S. federal taxing authorities for

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the years 2008 through 2017 and is no longer subject to examination by state and local and foreign income tax authorities for periods prior to 2011.

18.	SEGMENT INFORMATION

As of December 31, 2017, the Company has three reportable segments: Entertainment & Sports, Representation and Endeavor X. The Company also reports the results for the “Corporate and other” group.

Entertainment & Sports consists of providing services to a diverse portfolio of live events annually, including in the sports, fashion, culinary, arts and lifestyle categories. The Company owns and operates many of these events and operates other events on behalf of third parties. The Entertainment & Sports segment includes the results of UFC and Professional Bull Riders. The Company also owns and operates the IMG Academy, an academic and sports training institution. Additionally, the Company produces and distributes sports video programming.

Representation consists of providing services to a diverse group of talent across entertainment, sports and fashion, including actors, directors, writers, athletes, models, musicians and other artists, in a variety of mediums, such as film, television, art, books and live events. The Company’s brand representation business provides brand strategy, digital marketing, public relations, activation, research and insights and experiential marketing services to various brands. Also, the Company provides intellectual property licensing services to a large portfolio of entertainment, sports and corporate brands. Additionally, the Company provides development, financing, sales and advisory services for television properties, documentaries and films, as well as production services for non-scripted entertainment.

Endeavor X is a portfolio of digitally focused businesses offering direct-to-consumer and business-to-business offerings, which includes streaming services and strategic investments including investments in early stage ventures.

Corporate and other primarily consists of overhead, personnel costs and costs associated with corporate initiatives that are not fully allocated to the segments. Such expenses include compensation and other benefits for corporate office employees, rent, professional fees related to internal control compliance and monitoring, financial statement audits and legal, information technology and insurance that is managed through the Company’s corporate office.

The profitability measure employed by the Company’s chief operating decision maker for allocating resources and assessing operating performance is Adjusted EBITDA. EBITDA is generally adjusted for equity-based compensation; merger, acquisition and earn-outs; certain legal costs; restructuring, severance and impairment charges; a non-cash fair value adjustment and certain other items. All segments follow the same accounting policies as described in Note 2.

Summarized financial information for the Company’s reportable segments is shown in the following tables (in thousands):

Revenue

	Years Ended December 31,
	2016	2017
Entertainment & Sports	$1,470,909	$1,989,079
Representation	895,050	1,035,832
Endeavor X	1,001	350
Eliminations	—	(5,145)

Total consolidated revenue	$2,366,960	$3,020,116

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Adjusted EBITDA

	Years Ended December 31,
	2016	2017
Entertainment & Sports	$341,032	$467,193
Representation	219,155	253,619
Endeavor X	(25,347)	(18,896)
Corporate and other	(179,695)	(185,813)

Adjusted EBITDA	355,145	516,103
Reconciling items:
Equity losses of affiliates	11,519	2,214
Interest expense, net	(197,707)	(261,226)
Depreciation and amortization	(175,134)	(341,144)
Equity-based compensation expense	(87,644)	(153,997)
Merger, acquisition and earn-out costs	(75,525)	(55,202)
Certain legal costs	481	(21,292)
Restructuring, severance and impairment	(26,502)	(12,313)
Other	(12,027)	15,509

Loss from continuing operations before income taxes and equity earnings of affiliates	$(207,394)	$(311,348)

Revenue by geographic area

	Years Ended December 31,
	2016	2017
United States	$1,675,184	$2,292,322
United Kingdom	455,843	485,268
Rest of world	235,933	242,526

Total revenue	$2,366,960	$3,020,116

Long-lived assets by geographic area

December 31,
2017
United States	$381,454
United Kingdom	57,636
Rest of world	8,152

Total long-lived assets	$447,242

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19.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office facilities, equipment and vehicles. Future annual rental commitments under non-cancelable operating leases for the years ending December 31 are as follows (in thousands):

2018	$79,070
2019	72,192
2020	67,305
2021	65,797
2022	64,789
Thereafter	310,527

$659,680

Lease expense was $64.7 million and $80.7 million for the years ended December 31, 2016 and 2017, respectively, and was classified within selling, general and administrative expenses in the consolidated statements of operations.

Other Guarantees and Commitments

The following is a summary of the Company’s annual commitments under certain guaranteed agreements as of December 31, 2017 (in thousands):

	Payments due by period
	Total	2018	2019-2020	2021-2022	After 2022
Purchase/guarantee agreements	$3,655,332	$616,571	$1,164,470	$872,383	$1,001,908
Payments to members/employees	206,642	89,483	95,929	18,542	2,688

Total	$3,861,974	$706,054	$1,260,399	$890,925	$1,004,596

Purchase/Guarantee Agreements

The Company routinely enters into purchase or guarantee arrangements for event, media or other representation rights as well as for advancements for content production or overhead costs with various organizations. Subsequent to December 31, 2017, the Company has entered into additional arrangements for $2.2 billion, of which $286.0 million, $1.3 billion and $587.9 million are to be paid in 2018, 2019 to 2020 and 2021 to 2022, respectively.

Payments to members/employees

Certain members receive guaranteed payments from the Company under contracts through 2024. These payments are made through periodic draws and annual profit-sharing contributions. The Company is also obligated to a substantial number of its employees under employment agreements that expire at various dates through 2022. Subsequent to December 31, 2017, the Company has made additional annual commitments under guaranteed payment contracts to members of $171.1 million and increased its commitments under the employment agreements by $9.7 million.

Claims and Litigation

The Company is involved in legal proceedings, claims and governmental investigations arising in the normal course of business. The types of allegations that arise in connection with such legal proceedings vary in nature, but can include contract, employment, tax and intellectual property matters. The Company evaluates all

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cases and records liabilities for losses from legal proceedings when the Company determines that it is probable that the outcome will be unfavorable and the amount, or potential range, of loss can be reasonably estimated. While any outcome related to litigation or such governmental proceedings cannot be predicted with certainty, management believes that the outcome of these matters, including those discussed below, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

An employee of the Company is one of several individuals and entities named in a complaint by India’s Director of Enforcement (“DE”), initially filed in January 2015, alleging violations of the Foreign Exchange Management Act (“FEMA”). The complaint alleges that the employee participated as an advisor in a series of transactions in 2009 that were completed by and on behalf of a client, the Board of Control for Cricket in India (the “BCCI”), and that contravened two provisions of FEMA. The subject transactions were pursued under the direction and control of one of the BCCI’s board members. The Company is not alleged to have possessed any funds improperly or to have made or received any of the payments that are alleged to have violated FEMA. The Company is cooperating with the DE’s investigation which, at present, is in its early stages.

In July 2017, the Italian Competition Authority issued a decision opening an investigation into alleged breaches of competition law in Italy, involving inter alia IMG, and relating to bidding for certain media rights of the Serie A and Serie B football leagues. In April 2018, the European Commission conducted on-site inspections at a number of companies that are involved with sports media rights, including the Company. The inspections are a part of an ongoing investigation into the sector and into potential violations of certain antitrust laws that may have taken place within it. The Company is currently investigating these matters and is cooperating with regulators with respect to their investigations. The Company may be subject in the future to civil, regulatory and other claims with respect to these matters.

Zuffa has five related class-action lawsuits filed against it in the United States District Court for the Northern District of California between December 2014 and March 2015 by a total of eleven former UFC fighters. The complaints in the five lawsuits are substantially identical. Each alleges that Zuffa violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional MMA bouts and monopolizing the alleged market for elite professional MMA Fighters’ services. Plaintiffs claim that Zuffa’s alleged conduct injured them by artificially depressing the compensation they received for their services and their intellectual property rights, and they seek treble damages under the antitrust laws, as well as attorneys’ fees and costs, and injunctive relief. The Company believes the lawsuits are meritless and therefore intends to defend itself vigorously against the allegations in the complaints.

20.	RELATED PARTY TRANSACTIONS

The Company has the following total related party transactions as of December 31, 2017 and for the years ended December 31, 2016 and 2017 (in thousands):

December 31, 2017
Other current assets	$11,072
Other current liabilities	3,608

	Years Ended December 31,
	2016	2017
Revenue	$23,344	$31,809
Direct operating costs	9,726	14,068
Selling, general and administrative expenses	313	3,307

As of December 31, 2017, the Company has an equity-method investment in EuroLeague Ventures S.A. (“EuroLeague”), a related party. The Company is paid a management fee to compensate it for representation and

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technical services it provides to EuroLeague in relation to the distribution of media rights. The Company also provides production services to EuroLeague for an additional fee. For the years ended December 31, 2016 and 2017, the Company recognized revenue of $2.5 million and $12.5 million, respectively. In addition, the Company procures a license for gaming rights from EuroLeague. For the years ended December 31, 2016 and 2017, the Company recognized cost of revenue of $1.4 million and $3.4 million, respectively. At December 31, 2017, the Company had a receivable of $1.6 million and a payable of $2.6 million.

Prior to December 31, 2017, the Company had an equity-method investment in PGA European Tour Productions Ltd. (“ETP”), a related party. Effective as of December 31, 2017, the Company sold its 50% interest in ETP to PGA European Tour (“PGAET”). The Company and PGAET also entered into a 20 year agreement effective January 1, 2018 in which ETP engaged the Company to produce and deliver audio-visual content in respect of certain PGAET events, to act as a sales and marketing agent for certain PGAET and ETP media rights and to provide certain betting-related services to the PGAET and ETP. Prior to the sale, the Company was paid a management fee to compensate it for production and distribution services it provided to ETP for the PGAET. In addition, any costs incurred by the Company on behalf of ETP were recharged to and fully reimbursed by ETP. For the years ended December 31, 2016 and 2017, the Company recognized revenue of $15.4 million and $14.5 million, respectively. In addition, the Company procured production services from ETP. For the years ended December 31, 2016 and 2017, the Company recognized cost of revenue of $2.9 million and $3.8 million, respectively.

The Company has a contingent consideration liability pertaining to Zuffa (Note 10), of which $6.3 million is due to an officer of Zuffa as of December 31, 2017.

21.	SUBSEQUENT EVENTS

Subsequent events were evaluated through February 14, 2019, which is the date the consolidated financial statements were issued.

2018 Acquisitions

One Sixty Over Ninety

In January 2018, the Company acquired 100% of the equity interests of One Sixty Over Ninety ParentCo, LLC (“160/90”) for a total purchase price of $249.3 million, consisting of $242.0 million in cash and $7.3 million of contingent consideration. 160/90 is a branding and marketing service group specializing in the higher education, sports and lifestyle sectors and will be included in the Company’s Representation segment.

The Company incurred $15.5 million in transaction related costs in connection with the acquisition of 160/90.

NeuLion

In May 2018, the Company acquired 100% of the outstanding shares of NeuLion, Inc. (“NeuLion”) for a total consideration of $248.9 million in cash. NeuLion is a technology product and service provider specializing in digital video broadcasting and distribution and monetization of live and on-demand content to internet-enabled devices and will be included in the Company’s Endeavor X segment.

The Company incurred $6.2 million in transaction related costs in connection with the acquisition of NeuLion.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Allocations of Purchase Price

The acquisitions were accounted for as business combinations and the fair values of the assets acquired and the liabilities assumed in the business combinations are as follows (in thousands):

	160/90	NeuLion
Cash and cash equivalents	$3,757	$58,495
Accounts receivable	16,624	13,865
Other current assets	5,448	1,211
Property and equipment	2,176	7,213
Other assets	1,916	17,647
Intangible assets:
Trade names	19,300	6,600
Customer relationships	65,100	9,000
Internally developed software	—	36,400
Goodwill	147,519	133,619
Accounts payable and accrued expenses	(9,829)	(24,416)
Other current liabilities	—	(485)
Deferred revenue	(2,499)	(7,660)
Other liabilities	(253)	(2,601)

Net assets acquired	$249,259	$248,888

Debt

2014 Credit Facilities

In May 2018, the Company completed a refinancing of the First Lien Term Loan and Second Lien Term Loan (the “Amended First Lien Term Loan”), which resulted in increased borrowings of $306.4 million under the First Lien Term Loan and payment in full of the $300.0 million principal balance under the Second Lien Term Loan. The annual interest rate under the Amended First Lien Term Loan was reduced by 50 basis points to LIBOR + 2.75% and the maturity date of the Amended First Lien Term Loan was extended to May 18, 2025. The Amended First Lien Term Loan includes 1% principal amortization that is payable in equal quarterly installments, with any remaining balance payable at final maturity. With the exception of the new interest rate, the Amended First Lien Term Loan has similar terms and conditions to the First Lien Term Loan. Third-party transaction costs of $16.8 million were expensed.

Additionally, in May 2018, the Company completed a refinancing of the Revolving Credit Facility (the “Amended Revolving Credit Facility”) increasing amounts available for borrowing from $100.0 million to $200.0 million and extending the maturity date to May 18, 2023. Under the Amended Revolving Credit Facility, the First Lien Leverage Ratio requirements for achieving the best applicable revolver interest rate were adjusted from no more than 3.25-to-1 to no more than 4.0-to-1. With the exception of the revised interest rate requirements, the Amended Revolving Credit Facility has similar terms and covenants to the original Revolving Credit Facility.

Endeavor Content Capital Facility

In June 2018, Endeavor Content Capital, LLC (“Endeavor Content Capital”), entered into a senior secured five-year $75.0 million revolving credit facility (the “Content Capital Facility”). The Content Capital Facility has an accordion feature to expand up to $250.0 million and matures on June 15, 2023.

The Content Capital Facility will be used by Endeavor Content Capital to finance the investment in and acquisition, development, production and exploitation of theatrical motion picture projects, television, digital programming and other associated projects. The Content Capital Facility is secured by a security interest in each

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

respective financed project, a guaranty by the guarantor subsidiaries of Endeavor Content Capital, a pledge of any equity securities of associated investments, and a pledge of the equity in Endeavor Content Capital. Additionally, under the terms of the Content Capital Facility, the Company is required to hedge its foreign currency exposures on future production expenses denominated in foreign currencies.

Other

In October 2018, the Company purchased a building and its adjacent land for $40.0 million. The Company borrowed $40.0 million of secured debt in order to finance this purchase.

Common Units

In March 2018, the Company issued and sold 170,160,524 Class A Common Units to third party investors for total capital contributions of $425.0 million. Total costs incurred in connection with the issuance were $13.1 million.

In June 2018, the Company repurchased and cancelled 127,978,520 Class A Common Units from an investor for a total price of $319.6 million, which was based on the fair value of the units. Of this amount, $244.6 million was paid in June 2018 and $75.0 million was paid in August 2018.

In January 2019, the Company issued and sold 160,151,081 Class A Common Units to certain current investors for total capital contributions of $470.0 million. Additionally, the Company repurchased and cancelled 160,151,081 Class A Common Units from an investor for a total price of $475.0 million.

Non-controlling Interests

In March 2018, the Company entered into an agreement for an additional contribution in an existing subsidiary in China. The total additional contribution is $125.0 million of which $12.5 million is the Company’s funding obligation and $112.5 million is the existing non-controlling interests’ funding obligation. This investment will be funded if and when called by the board of directors of the subsidiary; however, if the full funding has not been called by September 2019, any remaining portion of the $125.0 million investment will be funded at that time.

Equity-based compensation

During 2018, the Company entered into arrangements with certain senior executives, whereby these individuals can elect to sell vested equity interests to the Company for payments up to $72.5 million. These rights are primarily exercisable in January 2021.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

INDEPENDENT AUDITORS’ REPORT

To The Board of Directors and Members of

Zuffa Parent, LLC:

We have audited the accompanying consolidated financial statements of Zuffa Parent, LLC and its subsidiaries (the “Company”), which comprise the consolidated statement of operations, comprehensive income, members’ deficit, and cash flows for the period from January 1, 2016 through August 17, 2016 and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and its cash flows for the period from January 1, 2016 through August 17, 2016 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company was acquired by a buyer group that includes WME Entertainment Parent, LLC (“WME”), affiliates of Silver Lake Partners (“SLP”), affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and certain other investors (including certain existing owners as rollover investors). Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

March 31, 2017

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands)

Period from January 1, 2016 through August 17, 2016
Revenue (including related party revenues of $1,225)	$360,875
Operating expenses:
Cost of revenue	207,086
Selling, general and administrative expenses (including related party expenses of $6,522)	76,888
Acquisition transaction costs	37,162
Depreciation and amortization	4,807

Total operating expenses	325,943

Operating income	34,932
Other expense:
Interest expense, net	13,110
Other income, net	(1,531)

Income before income taxes and equity losses of affiliates	23,353
Provision for income taxes expense	6,320

Income before equity losses of affiliates	17,033
Equity losses of affiliates, net of tax	1,513

Net income	$15,520

See accompanying notes to consolidated financial statements

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands)

Period from January 1, 2016 through August 17, 2016
Net income	$15,520
Other comprehensive income, net of tax;
Foreign currency translation adjustments, net of tax	(94)

Total comprehensive income, net of tax	$15,426

See accompanying notes to consolidated financial statements

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENT OF MEMBERS’ DEFICIT

(In thousands)

	Members’ Deficit	Accumulated Other Comprehensive Loss	Total Members’ Deficit
Balance as of January 1, 2016 (as previously reported)	$(313,089)	$(1,298)	$(314,387)
Prior period correction (see Note 2)	(920)	—	(920)

Balance as of January 1, 2016 (as revised)	$(314,009)	$(1,298)	$(315,307)

Comprehensive income (loss)	15,520	(94)	15,426
Changes in receivables from members	275	—	275
Distributions	(63,343)	—	(63,343)
Unit-based compensation expense	397	—	397

Balance at August 17, 2016	$(361,160)	$(1,392)	$(362,552)

See accompanying notes to consolidated financial statements

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

Period from January 1, 2016 through August 17, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$15,520
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,807
Benefit for allowance for doubtful accounts	(1,083)
Write-off of obsolete inventory	1,311
Equity losses from affiliates	1,513
Amortization of television and film costs	19,033
Amortization of deferred financing cost	332
Amortization of debt discount	246
Unit-based compensation expense	397
Loss on sale or disposal of assets	36
Deferred income taxes	365
Decrease in swap fair value	(1,442)
Other, net	147
Changes in operating assets and liabilities:
Decrease in accounts receivable	24,723
Other current assets	(1,224)
Increase in other noncurrent assets	(25,246)
Increase in accounts payable	31,774
Decrease in accrued liabilities	(11,117)
Increase in other current liabilities	2,630
Increase in deferred revenue	41,872
Decrease in other noncurrent liabilities	(3,146)

Net cash provided by operating activities	101,448

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, buildings and equipment	(16,766)
Capitalized software development costs	(856)
Investments in affiliates	(800)

Net cash used in investing activities	(18,422)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for financing costs	(1,226)
Change in receivable from members	275
Payments on borrowings	(2,398)
Distributions to members	(63,343)

Net cash used in financing activities	(66,692)

Effects of exchange rate movements on cash	(94)
Increase in cash and cash equivalents	16,240
Cash and cash equivalents, beginning of period	19,347

Cash and cash equivalents, end of period	$35,587

Supplemental information:
Cash paid for interest	$11,910
Cash payment for income taxes	$131
Non-cash investing and financing activities:
Capital expenditures included in current liabilities	$5,332

See accompanying notes to consolidated financial statements

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

ZUFFA PARENT, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Zuffa Parent, LLC and its subsidiaries (collectively the “Company”, “Zuffa”, or “we”) is an integrated media and entertainment company, principally engaged in the development, production, sales and marketing of media and consumer products featuring the Ultimate Fighting Championship® (UFC®) and related brands. Zuffa Parent, LLC was formed on July 27, 2016, is headquartered in Las Vegas, Nevada and wholly-owns Zuffa, LLC, which is the operating entity for the Ultimate Fighting Championship.

On August 18, 2016, a buyer group that includes WME Entertainment Parent, LLC (“WME”), affiliates of Silver Lake Partners (“SLP”), affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and certain other investors (including certain existing owners as rollover investors) (the “buyer group”) acquired 100% of the equity interests of Zuffa (see Note 13). The acquisition was accounted for as a business combination in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), with WME deemed the accounting acquirer. These consolidated financial statements reflect the operating results and cash flows of Zuffa for the period from January 1, 2016 through August 17, 2016, which relates to the accounting period preceding the acquisition of Zuffa on August 18, 2016.

In connection with the acquisition, the Company recognized acquisition transaction costs of $37.2 million for the period from January 1, 2016 through August 17, 2016, which are included in acquisition transaction costs in the consolidated statement of operations. Transaction related costs include certain professional fees, employee bonuses and other contractual amounts payable to third parties resulting from the change in control. Compensation expense related to the accelerated vesting of equity awards as a result of change in control of $0.2 million is included in selling, general and administrative expenses in the consolidated statement of operations. Additionally, certain equity awards were cash-settled contemporaneously with closing of the acquisition for $402.2 million. As a result, the cash settlement is included in the allocation of the purchase price and opening balance sheet on August 18, 2016 (see Note 7).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The consolidated financial statements include the accounts of the Company and all wholly-owned, majority-owned and controlled subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by ASC Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying disclosures.

Significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition and related accounts receivable, the fair value of equity-based compensation, investments, income taxes, contingencies, the fair value of the Company’s reporting unit and the assessment of goodwill, other intangible assets and long-lived assets for impairment.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Management evaluates these estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. The Company adjusts such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management’s best judgment at a point in time and as such these estimates may ultimately differ from actual results. Changes in estimates resulting from weakness in the economic environment or other factors beyond the Company’s control could be material and would be reflected in the Company’s consolidated financial statements in future periods.

Correction of an Error

Subsequent to issuance of the 2015 consolidated financial statements, management of the Company determined that certain revenue transactions related to UFC Fight Pass had been incorrectly recognized upon billing during fiscal year 2015, rather than deferred and recognized over the relevant subscription period. This error resulted in an overstatement of fiscal year 2015 revenue and cost of revenue of $2.8 million and $0.4 million, respectively, and an understatement of deferred revenue and other current assets of $2.8 million and $0.4 million, respectively, as of December 31, 2015. In addition, management determined that certain deferred taxes related to a foreign entity had not been correctly recognized as of December 31, 2015. This error resulted in an overstatement of fiscal year 2015 income tax expense and an understatement of other noncurrent assets of $1.5 million as of December 31, 2015. The net effect of these errors amounted to an overstatement of fiscal year 2015 net income of $0.9 million, which management has concluded is not material to the Company’s previously issued 2015 consolidated financial statements. Accordingly, the opening balance in the accompanying consolidated statement of members’ deficit has been revised to correct the cumulative effect of these errors in members’ deficit as of January 1, 2016.

Revenue Recognition

Revenue is recognized when there is persuasive evidence of an agreement or arrangement, fees are fixed or determinable, services have been rendered and collectability is reasonably assured. The following are the primary sources of revenue earned by the Company:

Pay-Per-View Programming

Revenue from the Company’s pay-per-view programming are recorded when the event is aired and are based upon its initial estimate of the number of buys achieved. This initial estimate is based on preliminary buy information received from certain pay-per-view distributors. Subsequent adjustments to the buys are recognized in the period new information is received, which is generally up to 120 days subsequent to the live event. Pay-per-view programming is distributed through cable, satellite and digital providers to residential and commercial establishments. The Company’s customer is the cable, satellite, and certain digital providers on residential buys and the Company records its percentage of the revenue share arrangement. For other residential buys through digital providers, the Company recognizes the amount paid by the end customer. On commercial buys, the Company recognizes the amount paid by the establishment less amounts due to the cable or satellite provider.

Media Rights

Rights fees received from distributors of our television programs are recorded when the television programs are delivered to the distributor and made available for telecast, the license fees are fixed or determinable, and collectability is reasonably assured. The Company’s media rights are sold in contracts, which are typically multiyear arrangements with multiple content elements whereby the annual contractual amount is allocated based on the Company’s assessment of the relative fair value of each content element that qualifies as a separate unit of accounting. The Company’s domestic media rights license is with Fox Broadcasting Company and Fox Cable Networks, Inc. and with various other customers for international media rights.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Subscription Video

The Company owns and operates its own over-the-top (“OTT”) platform UFC Fight Pass that engages customers through a software as a service (“SaaS”) subscription based model. Memberships are offered to customers for one month, six month and twelve month access to UFC Fight Pass. Revenue for UFC Fight Pass is recognized ratably over each paid monthly membership period and revenue is deferred for six and twelve month membership’s when paid in advance. Revenue recognition for new members begins when the free-trial, which ranges from seven to thirty days, is completed. The Company recognizes revenue gross of third party distributor commissions and fees as the Company is the primary obligor in the arrangement.

Live Event

Live event revenue consists of ticket, VIP packages and merchandise sales for events at third-party venues and is recognized when the event occurs. Revenue for ticket and merchandise sales collected in advance of the event are recorded as deferred revenue until the event occurs. The Company recognizes revenue gross of third party commissions and fees as the Company is the primary obligor in the arrangement. The Company presents taxes assessed by governmental authorities related to ticket revenue on a gross basis when imposed concurrent with a revenue-producing transaction. Such ticket taxes aggregated $4.4 million during the period from January 1, 2016 through August 17, 2016 and are included in cost of revenue in the consolidated statement of operations.

Sponsorships

The Company’s sponsorship revenue includes internet and print advertising, arena and octagon signage, on-air announcements, special appearances by fighters and other forms of advertisement. Customer contracts for advertising and sponsorship rights are generally comprised of multiple elements that involve the allocation of the arrangement consideration to the underlying deliverables on a relative selling price basis. The Company uses its best estimate of stand-alone selling price to allocate arrangement consideration as the deliverables under customer contracts are infrequently sold on a stand-alone basis either by the Company or other third parties. After allocating revenue to each deliverable, the Company records sponsorship revenue when the promotional service is delivered.

Licensing

Revenue is derived from licensing the Company’s logos, trade names, trademarks and related intellectual property to third party manufacturers and distributors of branded merchandise. Revenue is earned based on sales of licensed merchandise by the licensee and generally recognized when royalty statements are received from the licensee and collectability is reasonably assured. Many licensing agreements include minimum guarantees, which set forth the minimum royalty to be paid to the Company during a given contract year.

Multiple-Deliverable Transactions

The Company has various types of multiple-deliverable arrangements. The timing of revenue recognition for each deliverable is dependent upon meeting the revenue recognition criteria for the respective deliverable.

The Company allocates revenue to each deliverable within the arrangement based on its relative selling price. For deliverables in an arrangement, the Company does not have vendor specific objective evidence (“VSOE”) of selling price as it typically does not sell the same or similar deliverables regularly on a stand-alone basis. Absent VSOE the Company considers whether third party evidence (“TPE”) is available; however, in most instances TPE is not available. Therefore, most multiple-element transactions’ stand-alone selling price is derived by identifying management’s best estimate. The Company’s process for determining its estimated selling prices for deliverables without VSOE or TPE involves management’s judgment and considers multiple factors

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

including company specific and market specific factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors considered by the Company in developing a best estimate of selling price include, but are not limited to, prices charged for similar deliverables, the Company’s ongoing pricing strategy and policies, and consideration of pricing of similar deliverables sold in other multiple-deliverable agreements.

Nonmonetary Transactions

The Company enters into nonmonetary transactions that involve the exchange of goods and services, such as advertising and promotional benefits, for other goods or services. The Company receives certain promotional time on broadcast television through provisions of contracts held by the Company. The availability and use of the promotional time is generally restricted under these agreements and limited to promotion of the Company. The Company believes that the estimated value of this promotional time is not determinable and, accordingly, the Company has not recorded any amounts in its consolidated financial statements for use of this promotional time.

Cost of Revenue

Cost of revenue primarily includes venue, production, commissions and direct costs with certain third party content affiliates and distributors, technology costs to operate UFC Fight Pass, direct costs with sales agents, event specific marketing, and athlete costs related to our live events.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on deposit with banks maintained by major U.S. financial institutions and foreign banks as well as highly liquid money market accounts with original maturities of three months or less at the time of purchase.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with various major banks and other high-quality financial institutions. The Company periodically evaluates the relative credit standings of these banks and financial institutions. The Company’s accounts receivable are typically unsecured and a significant portion relates to trade receivables for pay-per-view events from the various pay-per-view distributors, who collect and remit payments to the Company from individual cable system operators, satellite system operators and commercial location operators as well as large broadcast and cable television networks with whom we license content. Significant portions of trade receivables also relate to third party venues.

For the period from January 1, 2016 through August 17, 2016, one customer accounted for approximately 20.2% and another customer accounted for approximately 10.0% of the Company’s revenue.

Accounts Receivable, Net

Accounts receivable are recorded at net realizable value. Accounts receivable are presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. In determining the amount of the reserve, the Company makes judgments about the creditworthiness of significant customers based on known delinquent activity or disputes and ongoing credit evaluations.

Inventory

Inventory consists of merchandise to be sold at live events and by retail wholesalers. Inventory is stated at the lower of cost (determined based on standard-costs which approximates the first-in, first-out (“FIFO”) method) or net realizable value. The valuation of inventories requires management to make market estimates assessing the quantities and the prices at which management believes the inventory can be sold.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Film and Television Costs

The Company capitalizes film and television costs, including direct negative costs incurred in the physical production of the film. From time to time, the Company also acquires film libraries to distribute exclusively through its UFC Fight Pass subscription network. The Company also licenses film libraries for distribution exclusively through its UFC Fight Pass subscription network. The Company amortizes film and television costs, including acquired and licensed libraries, to cost of revenue in the consolidated statement of operations. Generally, amortization is recorded using the individual film forecast computation method, which amortizes such costs using the ratio of the current period’s revenue to the estimated total remaining gross revenue from all sources (“ultimate revenue”). The Company produces live sports content that has a limited life to sell in secondary markets. As such, the Company recognizes all of the revenue associated with film and television costs when the programs are delivered and made available for telecast in the initial market resulting in simultaneously expensing all of the related film and television costs. The Company acquires and licenses film libraries and distributes exclusively through its UFC Fight Pass subscription network. Acquired and licensed films are recorded when the cost of the film is known and the film has been delivered to the Company. Acquired and licensed film libraries are amortized straight-line over the shorter of the license term or the estimated period of use, which is currently five years.

Capitalized film and television costs are subject to impairment testing when certain triggering events are identified. If the fair value of a production were to fall below its unamortized cost, an adjustment would be recorded by which the unamortized capitalized costs exceed the production’s fair value. There were no write-downs of unamortized cost to fair value recorded during the period from January 1, 2016 through August 17, 2016.

Property, Buildings and Equipment

Property, buildings and equipment are carried at historical cost, less accumulated depreciation and adjusted for impairment charges. Costs of normal repairs and maintenance are charged to expense as incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Assets held for sale are measured at the lower of carrying amount or estimated fair value less cost to sell. The estimated useful lives of property, buildings and equipment are as follows:

Years
Buildings and improvements	Lesser of 35 years or lease term
Furniture and fixtures	5
Office, computer and other equipment	3 - 7
Computer software	3

Capitalized Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. Costs incurred in the preliminary project stage are expensed. All direct external costs incurred to develop internal use software during the development stage are capitalized and amortized using the straight-line method over the useful lives which range from two to five years. Costs such as maintenance and training are expensed as incurred.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of an acquired entity over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed in a business combination.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Intangible assets consist primarily of trade names, noncompete agreements and broadcast and digital media contracts. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The estimated useful lives of finite-lived intangible assets are as follows:

Years
Trade names	7 - 11.5
Noncompete agreements	3 - 7
Broadcast and digital media contracts	2 - 7

During the period from January 1, 2016 through August 17, 2016, the Company did not incur costs to renew or extend the term of acquired intangible assets.

Impairment of Long-Lived Assets

In assessing the recoverability of the Company’s long-lived assets, the Company must make estimates and assumptions regarding future cash flows and other factors to determine the fair value of the respective assets. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such charge. Fair value estimates are made at a specific point in time, based on relevant information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. If these estimates or material related assumptions change in the future, the Company may be required to record impairment charges related to its long-lived assets.

Goodwill

Goodwill is tested annually as of October 1 for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. The Company consists of a single reporting unit. If the Company can support the conclusion that it is not more likely than not that the fair value of its reporting unit is less than its carrying amount under the qualitative assessment, the Company would not need to perform the quantitative impairment test for its reporting unit. If the Company cannot support such a conclusion or the Company does not elect to perform the qualitative assessment then the first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of its reporting unit with its carrying amount, including goodwill. If the carrying amount of its reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination.

Finite-Lived Intangible Assets

For intangible assets that are amortized, the Company evaluates assets for recoverability when there is an indication of potential impairment. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value and an impairment loss is recognized for the difference between the fair value and carrying value.

Investments

Investments in companies in which the Company owns 50% or less equity interest and where it exercises significant influence over the operating and financial policies of the investee are accounted for using the equity

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method of accounting. The Company’s proportionate share of the net income or loss of the equity method investments is included in equity losses of affiliates in the consolidated statement of operations. Dividends received reduce the carrying value of the investment. The excess of the cost of the investment over the Company’s proportionate share of the fair value of the net assets of the investee at the acquisition date is recognized as goodwill and included in the carrying amount of the investment. Goodwill in equity method investments is not amortized. The Company periodically reviews the carrying value of these investments to determine if there has been an other-than-temporary decline in carrying value. A variety of factors are considered when determining if a decline in carrying value is other-than-temporary, including, among others, the financial condition and business prospects of the investee, as well as the Company’s intent with regards to the investment.

Debt Issuance Costs

Costs incurred in connection with the issuance of the Company’s long-term debt have been recorded as a direct reduction against the debt, and amortized over the life of the associated debt as a component of interest expense using the effective interest method. Costs incurred with the issuance of the Company’s revolving credit facilities have been deferred and amortized over the term of the facilities as a component of interest expense using the straight-line method.

Fair Value Measurements

GAAP defines fair value, establishes a framework to measure fair value and expands disclosures about fair value measurements. Fair value is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a fair value hierarchy in order to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is composed of the following three categories:

Level 1- Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3- Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as of October 1 for goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Derivative Instruments and Hedging Activities

The Company uses interest rate swaps to assist in managing interest costs incurred on its current borrowings. The Company does not use derivatives for trading or speculative purposes. The Company recognizes the interest rate swaps at fair value as either assets or liabilities.

The accounting for changes in fair value (i.e., gains or losses) of the interest rate swap agreements depends on whether they have been designated and qualify as part of a hedging relationship and the type of hedging

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relationship. Additionally, the difference between amounts received and paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the life of the swap.

The Company’s interest rate swaps do not qualify for hedge accounting. Accordingly, the Company recognizes the change in fair value associated with its interest rate swaps as a gain or loss in its consolidated statement of operations in the period of change. The fair value of interest-rate swaps is determined using an income approach based on the term and notional amount of the swap, discount rates interpolated based on relevant swap curves, the rate on the fixed leg of the swap of 2.223% and a credit value adjustment to consider the likelihood of the Company’s nonperformance.

Members’ Deficit

In the consolidated statement of members’ deficit, changes in the members’ equity balances related to contributions, distributions, changes in receivables from members, unit-based compensation expense and allocations of comprehensive income were specifically listed in the reconciliation of beginning and ending balances.

Members’ liabilities are limited to the amount of capital contributed or committed.

Equity-Based Compensation

Equity-based compensation awards related to the Company’s Participation Interest Plan and Appreciation Interest Plan are accounted for in accordance with ASC Topic 718-10, Compensation-Stock Compensation (“ASC 718-10”). The Company records compensation costs related to its profit units. Equity-based compensation cost is measured at the grant date based on the fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period. The total expense recognized over the vesting period will only be for those awards that ultimately vest.

Advertising Costs

Advertising costs are expensed in the period the event, commercial or campaign is first presented and is recorded to cost of revenue or selling, general and administrative expenses in the consolidated statement of operations. The Company incurred advertising costs of $33.1 million for the period from January 1, 2016 through August 17, 2016.

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the contingency can be reasonably estimated.

Income Taxes

The Company is a LLC which is treated as a partnership for U.S. federal and state income tax purposes and is therefore not subject to U.S. corporate income taxes. The Company’s income is subject to tax at the partner level. The Company’s foreign corporate subsidiaries are subject to entity-level taxes. The Company also is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

The Company’s corporate subsidiaries account for income taxes under the asset and liability method in accordance with ASC Topic 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of

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existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by the Company in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which the Company operates. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of a deferred tax asset will not be realized.

ASC Topic 740-10-40, Income Taxes prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in ASC 740 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statement of operations.

Foreign Currency Translations and Transactions

The financial position and results of operations of the Company’s foreign subsidiaries are determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each balance sheet date, except for certain investment and equity accounts which are translated at historical exchange rates. Statement of operations accounts are translated at average exchange rates in effect during each financial period. Foreign currency translation adjustments are included in accumulated other comprehensive income as a component of members’ deficit. Foreign currency gains and losses related to intercompany transactions are classified in accumulated other comprehensive income if settlement is not planned or anticipated in the foreseeable future. Gains or losses related to intercompany transactions where settlement is anticipated, or those that result from the remeasurement of receivables and payables denominated in currencies other than the functional currency of an entity, are included in other expense, net in the consolidated statement of operations. The Company recognized $0.1 million of net realized and unrealized foreign currency transaction gains for the period from January 1, 2016 through August 17, 2016.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive loss, net of tax. Other comprehensive loss, net of tax, refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of members’ deficit but are excluded from net income. The Company’s other comprehensive loss, net of tax, consists primarily of foreign currency translation adjustments that result from the consolidation of its foreign entities.

Recently Issued Accounting Pronouncements

In August 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-15, “Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments,” which addresses eight specific cash flow issues and is intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2017, which for the Company will be effective for the fiscal year

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beginning January 1, 2018, with early adoption permitted. The amendments in the ASU should be applied using a retrospective transition method to each period presented. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 introduces a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables. The estimate of expected credit losses will require entities to incorporate considerations of historical information, current information, and reasonable and supportable forecasts. ASU 2016-13 is effective for annual and interim reporting periods beginning after December 15, 2019, and the guidance is to be applied using the modified-retrospective approach. Earlier adoption is permitted for annual and interim reporting periods beginning after December 15, 2018. The Company is currently evaluating the effect of the updated standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this guidance involve several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. In addition to those simplifications, the amendments eliminate the guidance in Topic 718 that was indefinitely deferred shortly after the issuance of FASB Statement No. 123 (revised 2004), Share-Based Payment. This should not result in a change in practice because the guidance that is being superseded was never effective. The amendments in this guidance are effective for annual periods beginning after December 15, 2016, and interim periods within annual periods beginning after December 15, 2017. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Company is currently evaluating the effect of the updated standard on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting”. The amendments eliminate the requirement to retroactively adopt the equity method of accounting when a change in ownership occurs. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investment and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. This new guidance is effective for annual and interim reporting periods beginning after December 15, 2016 which for the Company will be effective for the fiscal year beginning January 1, 2017. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 “Leases (Topic 842),” which will supersede the existing guidance for lease accounting. This new standard will require lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The new standard requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, which for the Company will be effective for the fiscal year beginning January 1, 2019, with early adoption permitted. An entity will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

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In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income (other than those accounted for under equity method of accounting). Under the new guidance, entities will no longer be able to recognize unrealized holding gains and losses on equity securities classified today as available-for-sale in other comprehensive income, and they will no longer be able to use the cost method of accounting for equity securities that do not have readily determinable fair values. However, entities will be able to elect to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. The guidance for classifying and measuring investments in debt securities and loans is not impacted. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, which for the Company is effective for the fiscal year beginning January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory,” which requires all inventory to be measured at the lower of cost and net realizable value, except for inventory that is accounted for using the LIFO or the retail inventory method, which will be measured under existing accounting standards. The new guidance must be applied on a prospective basis and is effective for fiscal years beginning after December 15, 2016, which for the Company will be effective for the fiscal year beginning January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation—Amendments to the Consolidation Analysis.” This standard modified the evaluation of whether certain limited partnerships and legal entities are variable interest entities, eliminated the presumption that the general partner should consolidate a limited partnership, affected the consolidation analysis of reporting entities that are involved with variable interest entities, and provided a scope exception from consolidation for entities with interests in legal entities that are similar to money market funds. This standard is effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. This guidance is effective for our fiscal year beginning January 1, 2017 and for interim periods beginning January 1, 2018. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In addition, the FASB has issued ASU 2015-14 “Deferral of the Effective Date”, ASU 2016-08, “Principle versus Agent Considerations,” ASU 2016-10, “Identifying Performance Obligations and Licensing,” and ASU 2016-12, “Narrow Scope Improvements and Practical Expedients,” all of which clarify certain implementation guidance in ASU 2014-09. This standard along with the subsequent clarifications issued are effective for annual and interim reporting periods beginning after December 15, 2017. Early adoption is permitted to the original effective date for annual reporting periods beginning after December 15, 2016. The standard allows an entity to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company is currently evaluating the implementation approach and the impact of adoption of this new standard, along with subsequent clarifying guidance, on the Company’s consolidated financial statements and related disclosures.

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3.	DEPRECIATION AND AMORTIZATION EXPENSE

Depreciation of property, buildings and equipment was $2.2 million during the period from January 1, 2016 through August 17, 2016.

Amortization of intangible assets was $2.6 million during the period from January 1, 2016 through August 17, 2016.

4.	EQUITY LOSSES OF AFFILIATES

Ultimate NEV, LLC

The Company has a 50%-owned joint venture to develop and operate UFC®-branded fitness gyms and manufacture, create, own and market retail home fitness and related products. Zuffa accounts for this investment under the equity method of accounting and recognized equity losses of $1.3 million and made contributions of $0.8 million during the period from January 1, 2016 through August 17, 2016.

Fight, LLC

On February 20, 2013, the Company entered into a 50%-owned joint venture to develop and operate a website on the promotion of mixed-martial arts. Zuffa accounts for this investment under the equity method of accounting and recognized equity losses of less than $0.1 million during the period from January 1, 2016 through August 17, 2016.

UG Clubs, LLC

On June 19, 2014, the Company entered into a 50%-owned joint venture to develop and operate nine fitness gyms. Zuffa recognized equity losses of $0.2 million during the period from January 1, 2016 through August 17, 2016.

5.	DEBT

On March 18, 2014, Zuffa completed a refinancing of its senior secured credit facility with a syndicate of banks led by Deutsche Bank Trust Company Americas, replacing an existing term loan of principal $450.0 million with a term loan of principal $479.5 million (the “Credit Facility”). The refinanced term loan maintains the same maturity date of February 25, 2020 as the previous term loan and has an interest rate of 3.00% plus a LIBOR floor of 0.75%, for a total of 3.75% as of August 17, 2016. Zuffa is required to make quarterly principal reduction payments on the refinanced term loan equal to 0.25% of the initial amount of the term loan. Principal payments of $2.4 million were made during the period from January 1, 2016 through August 17, 2016. The refinanced term loan was not issued at a discount; however, Zuffa’s previous term loans prior to refinancing included original issue discounts. The Company records debt discounts as a reduction of the related debt and amortizes the discount to interest expense over the term of the agreement using the straight-line method, which approximates the effective interest method. Amortization of debt discount was $0.2 million during the period from January 1, 2016 through August 17, 2016.

As part of its Credit Facility, Zuffa has a $60.0 million capacity revolver, which matures February 25, 2018 and has an interest rate of 2.50% plus LIBOR for amounts drawn, for a total of 3.00% as of August 17, 2016. Zuffa is required to pay a commitment fee equal to 0.25% per annum on the unused portion of the revolver. During the period from January 1, 2016 through August 17, 2016, Zuffa paid $0.1 million in unused commitment fees which is included in interest expense in the consolidated statement of operations.

In connection with the refinancing and previous debt transactions, Zuffa incurred direct and incremental costs that have been capitalized as deferred financing costs and are being amortized to interest expense over the

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term of their respective agreements using the straight-line method, which approximates the effective interest method. Amortization of deferred financing costs was $0.3 million during the period from January 1, 2016 through August 17, 2016.

All of Zuffa’s debt has variable interest rate or rates that the Company believes approximate current market rates and, accordingly, the carrying value is a reasonable estimate of fair value. The Credit Facility is secured by substantially all of the Zuffa’s assets. As of August 17, 2016, management believes that Zuffa is in compliance with the covenants and other provisions governing the Credit Facility.

6.	MEMBERS’ CAPITAL

Net income of Zuffa is allocated to the Members in accordance with the provisions of the Zuffa Amended and Restated Limited Liability Company Operating Agreement (the “Operating Agreement”). The allocation of profits and losses is based on a number of factors including the unreturned capital contributions and income and losses previously allocated. Zuffa may, at management’s discretion, reimburse its Members, through distributions, for any income tax obligations resulting from profits realized in excess of accumulated losses previously allocated to the Members. No Member is liable for the repayment, satisfaction or discharge of any Zuffa liabilities in excess of the balance of the Member’s capital account.

7.	EQUITY-BASED COMPENSATION

Effective March 1, 2006, Zuffa adopted the Zuffa Participation Interest Plan (the “PIP” or the “Plan”) to attract, retain and motivate certain officers and employees of Zuffa to align their interests with those of the owners of Zuffa through the granting of participation interests. The Plan was amended on December 31, 2008 primarily to update defined terms and certain conditions in the original agreement.

Participants in the Plan are granted a Participation Interest (“PI”), which has a vesting period of four to five years depending on the award. The PI has graded vesting whereby 20% - 25% vests on each anniversary date of the award. The PI is used to calculate two separate benefits that participants receive under the Plan.

Firstly, participants who are actively employed by Zuffa on December 31 of any calendar year are entitled to an annual bonus (the “annual bonus”), which is calculated as the factor of:

1)	Zuffa’s adjusted net income;

2)	the employee’s PI; and

3)	the employee’s vested percentage.

Accruals for the future obligation related to the annual bonus are included in selling, general and administrative expense in the consolidated statement of operations.

Additionally, participants are entitled to a second benefit upon occurrence of a termination or liquidity event, which causes a simultaneous curtailment of the annual bonus component of the Plan described in the preceding paragraph. A termination event results from a participant’s death, disability, termination with cause, termination without cause or voluntary termination. A liquidity event results from a change in ownership of Zuffa or a change in ownership of a substantial portion of the assets of Zuffa. This benefit (hereafter referred to as the “PIP award”) is calculated as the factor of:

1)	the fair market value of Zuffa as of the termination or liquidity event date;

2)	the employee’s PI;

3)	the employee’s vested percentage; and

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4)	the percentage (which can range from 25% - 100%) of the PI payable due to the type of termination or liquidity event.

The PIP award is due in five equal annual installments on each of the five anniversary dates of the event. On May 25, 2012, Zuffa amended certain provisions of the PIP. Under the terms of the modification, participants are no longer entitled to the cash settlement feature upon a termination event, but instead are due an equity interest in Zuffa. The amendment caused the PIP awards to qualify for equity accounting treatment whereas prior to the amendment liability accounting treatment was necessary.

Calculation of the fair value of the PIP award requires the use of external valuation specialists as well as management estimates. The equity interest granted for PIP awards upon a termination or liquidity event, as defined, is a function of Zuffa’s fair market value as determined at the termination date and the PI percentage due based on the type of termination or liquidity event. A recognized valuation methodology (which considered both the “Income Approach” and “Market Approach”) was utilized to arrive at the fair value of Zuffa. Information published by the Social Security Administration was used to estimate the probabilities of death or disability. Information published by Strategy Business and the Pittsburgh Post-Gazette was utilized to quantify probabilities of voluntary and involuntary termination. Taking the above information into consideration, probability-weighted scenarios are used for each potential termination event.

All of these factors are incorporated into the ultimate calculation of the fair value of the equity as of August 17, 2016.

Under equity accounting, awards are fair valued on the grant date and amortized to compensation expense over the vesting period as the requisite service is rendered. Compensation expense is not recognized for awards that do not vest because service conditions are not satisfied.

Compensation expense of $0.1 million was recorded pursuant to the PIP Plan during the period from January 1, 2016 through August 17, 2016.

Effective August 31, 2012, Zuffa adopted the Zuffa Appreciation Interest Plan (the “MP Plan”), which shares the same purpose and features of the PIP Plan with two exceptions:

1)	There is not an annual bonus component; and

2)

The award component functions as an appreciation right whereby the award only has value on the termination date to the extent the fair value of the equity of Zuffa exceeds the base value in the participant’s award agreement.

The fair value of MP awards is calculated in a manner consistent with the PIP awards and also qualifies for equity accounting treatment. Zuffa incurred $0.3 million of compensation expense, including accelerated vesting expense of $0.2 million related to the change in control, during the period from January 1, 2016 through August 17, 2016 pursuant to the MP Plan.

In connection with the acquisition and related change in control, all unvested equity awards became vested under the terms of the original awards. As such, there is no unrecognized compensation expense related to non-vested equity awards. The PIP and MP equity awards were cash-settled contemporaneously with closing of the acquisition for $402.2 million. As a result, the cash settlement is included in the allocation of the purchase price and opening balance sheet on August 18, 2016.

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8.	EMPLOYEE BENEFIT PLANS

Zuffa sponsors a 401(k) defined contribution plan covering substantially all of its employees. Under this plan, participants are allowed to make contributions based on a percentage of their salaries, subject to a statutorily prescribed annual limit. Zuffa makes matching contributions of 50% of each participant’s contributions, up to 4% of eligible compensation (maximum 2% matching contribution). Zuffa may also make additional discretionary contributions to the 401(k) plan. Employer matching contributions to the 401(k) plan during the period from January 1, 2016 through August 17, 2016 were $0.5 million.

9.	DERIVATIVE INSTRUMENTS

On February 20, 2013 and later amended April 10, 2013, Zuffa entered into a swap with Deutsche Bank for $225.0 million notional with a termination date of February 20, 2017. The swap requires the Company to pay a fixed rate of 2.223% and receive the greater of i) USD-LIBOR and ii) 1.0%, which was 1.0% as of August 17, 2016.

The interest rate swap does not qualify for hedge accounting; therefore, the changes in fair value are recognized as a gain or loss in the consolidated statement of operations in the period of change.

During the period from January 1, 2016 through August 17, 2016, the decrease in the fair value of the swap liability of $1.4 million was recorded as a gain in other expense, net in the consolidated statement of operations.

10.	INCOME TAXES

The Company is a LLC which is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income taxes. The Company’s foreign corporate subsidiaries are subject to entity-level taxes. The Company also is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

Income before income taxes includes the following components for the period from January 1, 2016 through August 17, 2016 (in thousands):

United States	$24,404
Foreign	(1,051)

Total	$23,353

The income tax provision consists of the following for the period from January 1, 2016 through August 17, 2016 (in thousands):

Current:
U.S. federal, state, and local	$124
Foreign	6,173

Total Current	6,297
Deferred:
U.S. federal, state, and local	—
Foreign	23

Total Deferred	23

Total provision for income taxes	$6,320

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The effective income tax rate based on the actual provision shown in the consolidated statement of operations differs from the U.S. statutory federal income tax rate as follows for the period from January 1, 2016 through August 17, 2016 (in thousands):

U.S. statutory federal income tax of 35%	$8,173
Partnership income not deductible for tax	(8,541)
Tax impact of foreign operations	6,204
Valuation allowance	360
U.S. state and local taxes at partnership level	124

Total provision for income taxes	$6,320

ASC 740 requires that a valuation allowance be recorded against deferred tax assets when it is more likely than not that some or all of a company’s deferred tax assets will not be realized based upon available positive and negative evidence. After reviewing all available positive and negative evidence as of August 17, 2016, the Company recorded a valuation allowance against foreign deferred tax assets of $2.2 million. For the year ended August 17, 2016, the Company recorded an increase in valuation allowance of $0.3 million. Of this amount, $0.4 million was recorded in the current period provision for income taxes and $(0.1) million was recorded in other comprehensive loss.

Due to the Company’s structure, the portion of unremitted earnings of non-U.S. subsidiaries (controlled foreign corporations), which are deemed to be indefinitely reinvested outside of the U.S., are not significant to the consolidated financial statements.

The Company is regularly audited by domestic and foreign taxing authorities. Audits may result in tax assessments in excess of amounts claimed and the payment of additional taxes. The Company believes that its tax return positions comply with applicable tax law and that it has adequately provided for reasonably foreseeable assessments of additional taxes. Additionally, the Company believes that any assessments in excess of the amounts provided for will not have a material adverse impact in the consolidated financial statements.

The Company is subject to taxation in various state and foreign jurisdictions. During 2016, the Company concluded an examination with the Internal Revenue Service for the 2011 and 2012 tax years. Therefore, as of December 31, 2016, the Company is subject to review by U.S. federal taxing authorities for the years 2013 through 2016. With few exceptions, the Company is generally not subject to examination by state and local and foreign income tax authorities for periods prior to 2013.

11.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has certain commitments, including various non-cancelable operating leases for offices and equipment. Future annual rental commitments under non-cancelable operating leases are as follows (in thousands):

For the year ending December 31:
2016 Remaining	$474
2017	1,406
2018	789
2019	520
2020	213
2021	78
Thereafter	62

$3,542

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Rent expense under non-cancelable operating leases totaled $1.1 million during the period from January 1, 2016 through August 17, 2016.

Film Commitments

Film commitments include amounts related to the acquisition and licensing of film content where the Company has entered into an agreement to obtain future films, but has not paid for or received the films yet. Future minimum payments for the years ending December 31, 2017 through 2021 and thereafter under the agreements described above are as follows (in thousands):

For the year ending December 31:
2016 Remaining	$5,236
2017	6,146
2018	4,684
2019	3,497
2020	3,422
2021	448
Thereafter	—

$23,433

Claims and Litigation

The Company is involved in legal proceedings, claims and governmental investigations arising in the normal course of business. Except for those claims noted below for which the Company has recorded liabilities for losses determined to be probable and estimable, it is the belief of management that the ultimate outcome of these matters will not materially affect the Company’s financial position, results of operations or cash flows.

Zuffa has five related class-action lawsuits filed against it in the United States District Court for the Northern District of California between December 16, 2014 and March 20, 2015 by a total of eleven former UFC fighters: Le et al. v. Zuffa, LLC, 5:14-cv-05484 EJD; Vasquez et al. v. Zuffa, LLC, 5:14-cv-05591 EJD; Vera et al. v. Zuffa, LLC, 14-cv-05621 EJD; Ruediger et al. v. Zuffa, LLC, 5:14-cv-00521 EJD; Kingsbury et al. v. Zuffa, LLC, 3:15-cv-01324.

The complaints in the five lawsuits are substantially identical. Each alleges that Zuffa violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional mixed martial arts (“MMA”) bouts and monopolizing the alleged market for elite professional MMA Fighters’ services. The plaintiffs in all five cases seek to represent the same two putative classes: (1) a “bout class” of all current and former UFC fighters who have competed in MMA bouts taking place or broadcast in the United States from December 16, 2010 through the present, and (2) an “identity class” of all current and former UFC fighters whose identity was “expropriated or exploited” by Zuffa from December 16, 2010 through the present. Plaintiffs claim that Zuffa’s alleged conduct injured them by artificially depressing the compensation they received for their services and their intellectual property rights, and they seek treble damages under the antitrust laws, as well as attorneys’ fees and costs, and injunctive relief. On June 2, 2015, the court granted Zuffa’s motion to transfer all five cases to the United States District court for the District of Nevada, where the cases are now pending. On September 25, 2015, the District Court denied Zuffa’s motion to dismiss the complaints. The Company believes the lawsuits are meritless and therefore intends to defend itself vigorously against the allegations in the complaints.

A former Brazilian sponsor Cervejaria Petrópolis, responsible for commercializing TNT energy drink in Brazil, filed a lawsuit against the Company’s wholly owned Brazilian company, Zuffa Eventos Esportivos Brasil LTDA, based on an alleged breach of a purported exclusivity clause contained in a sponsorship agreement and

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requested damages and costs. In July 2016 the lower court award was issued, dismissing all claims. The plaintiff appealed and UFC answered on October 24th. UFC believes the lawsuit is meritless and the lower court has found in its favor; therefore, UFC intends to continue to defend itself during the appellate process. However, based on the advice of Brazilian external counsel in 2015 the Company concluded it was probable and reasonably estimable the Company will incur contractual penalties resulting in reserving $0.3 million in 2015 and as of August 17, 2016 the Company has maintained this amount in accrued liabilities in the consolidated balance sheet as the advice of Brazilian external counsel is unchanged from their original assessment.

The Company is involved in various other legal matters arising in the normal course of business. In the opinion of the Company, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse effect on the financial position or the results of operations of the Company.

12.	RELATED PARTY TRANSACTIONS

From time to time, the Company enters into transactions in the normal course of business with parties related to the members. Members and their related parties were reimbursed $0.2 million by the Company for costs incurred by such parties on the Company’s behalf during the period from January 1, 2016 through August 17, 2016. The Company was reimbursed $0.5 million by the members and their related parties for costs incurred by the Company on the members behalf during the period from January 1, 2016 through August 17, 2016.

The Company leases an aircraft owned by certain Members and leases an associated aircraft hangar. Charges of $5.9 million for the period from January 1, 2016 through August 17, 2016 are included in selling, general and administrative expenses in the consolidated statement of operations. The Company is charged management fees for services provided by affiliates of the Members, including payments to one of the Members for services provided to the Company. Charges for management fees of $0.3 million for the period from January 1, 2016 through August 17, 2016 are included in selling, general and administrative expenses in the consolidated statement of operations.

On October 1, 2014, the Company issued a $0.8 million promissory note to a senior executive. The promissory note is forgiven by 25% at each of the four anniversary dates until maturity on October 1, 2018 based on the employee’s service to the Company. In accordance with ASC 710, the Company recognizes expense as the employee fulfills the service obligation over the four years. The Company recorded expense of $0.1 million during the period from January 1, 2016 through August 17, 2016, which is included in selling, general and administrative expenses in the consolidated statement of operations.

The Company receives payments from a related party for the closed circuit feed to pay-per-view events. Revenue during the period from January 1, 2016 through August 17, 2016 was $0.1 million and the Company incurred charges of $0.2 million related to lodging and meeting expenses with the same related party.

The Company recognized revenue of $1.1 million for royalties earned from licensing its tradename to Ultimate NEV, LLC during the period from January 1, 2016 through August 17, 2016.

13.	SUBSEQUENT EVENTS

Subsequent events were evaluated through March 31, 2017, which is the date the consolidated financial statements were available for issuance.

On August 18, 2016, a buyer group consisting of WME, SLP, KKR and certain other investors (including existing owners as rollover investors) acquired 100% of the equity interests of the Company. The total purchase price was $4.1 billion which includes contingent consideration of $224.4 million with the Company responsible

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for $22.4 million of the contingent consideration. The remaining $202.0 million of contingent consideration is the obligation of WME. The acquisition was financed through (i) approximately $1.5 billion in new Zuffa common equity issued to WME, SLP, KKR and certain other investors, (ii) a rollover of common equity valued at $325.0 million by the existing owners of Zuffa, (iii) $360.0 million in new Zuffa preferred equity and (iv) $1.7 billion in net borrowings. A portion of the proceeds from the acquisition were used to payoff in full the Credit Facility and interest rate swap liability on August 18, 2016.

In January 2017, the Company completed a transaction for land held for sale with a carrying value of $2.5 million, which was sold for approximately the same amount.

In connection with the acquisition, the Company entered into a First Lien Credit Agreement and a Second Lien Credit Agreement (together the “New Credit Facilities”).

The First Lien Credit Agreement consists of (i) a seven-year secured term loan with an aggregate principal amount of $1,375.0 million (the “First Lien Term Loan”) and (ii) a five-year secured revolving credit facility in an aggregate principal amount of up to $150.0 million (the “Revolving Credit Facility”). The Second Lien Credit Agreement consists of an eight-year secured term loan with an aggregate principal amount of $425.0 million (the “Second Lien Term Loan”).

The First Lien Term Loan bears interest at a rate of LIBOR + 4.0% (with a LIBOR floor of 1%). The First Lien Term Loan includes 1% principal amortization that is payable in quarterly installments with any remaining balance payable on the final maturity date of August 18, 2023. The Second Lien Term Loan bears interest at the rate of LIBOR + 7.5% (with a LIBOR floor of 1%) and is payable and due on the final maturity date of August 18, 2024. Amounts under the Revolving Credit Facility are available to be borrowed and re-borrowed until its termination on August 18, 2021. The Revolving Credit Facility accrues a commitment fee of 0.50% per annum on the unused balance. The New Credit Facilities are secured by liens on substantially all of the assets of Zuffa.

In February 2017, Zuffa completed a refinancing of the First Lien Term Loan (the “Amended First Lien Term Loan”) reducing the annual interest rate 75 basis points to LIBOR + 3.25% (with a LIBOR floor of 1%). The Amended First Lien Term Loan maintains the same maturity date of August 18, 2023 and includes 1% principal amortization that is payable in quarterly installments, with any remaining balance payable at final maturity. With the exception of the new interest rate, the Amended First Lien Term Loan has similar terms and conditions to the First Lien Term Loan.

The Company completed an analysis to determine whether these refinancings met the criteria to be accounted for as a modification or an extinguishment. The Amended First Lien Term Loan are comprised of a syndicate of lenders, and the analysis required a comparison of debt cash flows on a lender by lender basis prior to and subsequent to the refinancings. Those lenders participating in the syndication prior to and subsequent to the refinancings will be treated as a modification or extinguishment. Those lenders participating in the syndication prior to but not subsequent to the refinancings will be treated as an extinguishment. Those lenders participating in the syndication subsequent to but not prior to the refinancings will be treated as new borrowings.

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INDEPENDENT AUDITORS’ REPORT

To the Members

Droga5, LLC

We have audited the accompanying consolidated financial statements of Droga5, LLC and Subsidiaries (a New York corporation), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Droga5, LLC and Subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The accompanying supplementary information shown on pages 25 to 28 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures,

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including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

/s/ Friedman LLP

February 28, 2018

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DROGA5, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$34,815,136	$38,242,300
Accounts receivable from creative and marketing services, net	19,103,587	23,609,795
Accounts receivable from production projects	11,412,922	8,328,177
Earned unbilled creative fees	6,056,147	905,263
Work in process	2,945,320	2,547,710
Prepaid expenses and other current assets	1,597,244	1,154,124
Due from affiliates	135,662	135,551
Current assets of discontinued operations	3,877	720

Total current assets	76,069,895	74,923,640
Property and equipment—at cost, less accumulated depreciation and amortization	31,980,491	32,089,406
Security deposits	800,494	924,193
Investments at cost	113,061	113,061
Deferred tax assets	661,147	735,200

	$109,625,088	$108,785,500

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses	$15,195,414	$15,014,708
Deferred income from production projects	26,566,102	22,815,119
Deferred income from creative and marketing services	5,279,832	6,384,636
Loans payable, current	3,097,179	2,845,239
Capital lease obligations, current	1,338,508	1,332,992
Deferred rent, current	696,505	696,505
Current liabilities of discontinued operations	475	1,783

Total current liabilities	52,174,015	49,090,982
Loans payable, less current maturities	11,026,505	13,117,334
Capital lease obligations, less current maturities	972,184	2,255,605
Deferred rent, less current portion	11,388,229	11,801,305
Deferred tax liabilities	51,400	57,400

	75,612,333	76,322,626

Commitments and contingencies
Equity
Droga5, LLC members’ equity	34,287,073	32,404,521
Noncontrolling interests	(274,318)	58,353

	34,012,755	32,462,874

	$109,625,088	$108,785,500

See notes to consolidated financial statements.

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DROGA5, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2017	2016
Revenues, net of reimbursable costs	$195,643,430	$166,814,943

Operating expenses
General and administrative	23,222,350	22,776,794
Personnel costs	110,357,706	92,924,943
Depreciation and amortization	4,011,524	2,853,330

	137,591,580	118,555,067

Income from operations	58,051,850	48,259,876

Other expenses
Interest expense	(937,448)	(686,552)
Other expense, net	(1,601,695)	(677,500)

	(2,539,143)	(1,364,052)

Income before income taxes	55,512,707	46,895,824

Income taxes
Current	2,431,906	2,225,554
Deferred taxes (benefit)	65,380	(695,400)

	2,497,286	1,530,154

Net income from continuing operations	53,015,421	45,365,670
Discontinued operations
Net income (loss) from discontinued operations	28,689	(1,284,906)

Net income	53,044,110	44,080,764
Noncontrolling interest in loss	145,619	358,998

Net income attributable to Droga5, LLC	$53,189,729	$44,439,762

See notes to consolidated financial statements.

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DROGA5, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2017	2016
Net income	$53,044,110	$44,080,764
Other comprehensive loss
Foreign currency translation adjustment	(99,160)	(155,215)

Comprehensive income	52,944,950	43,925,549
Net loss attributable to noncontrolling interest	145,619	358,998
Foreign currency translation adjustment attributable to noncontrolling interest	8,017	3,626

Comprehensive income attributable to Droga5, LLC	$53,098,586	$44,288,173

See notes to consolidated financial statements.

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DROGA5, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Droga5, LLC			Noncontrolling Interest
		Accumulated Other				Retained Earnings	Accumulated Other
		Comprehensive		Common Stock		(Accumulated	Comprehensive		Total
	Equity	Loss	Total	Shares	Amount	Deficit)	Income (Loss)	Total	Equity
Balance, January 1, 2016	$29,885,906	$(1,018,591)	$28,867,315	204	$188	$417,163	$(299,962)	$117,389	$28,984,704
Distributions	(41,900,000)	—	(41,900,000)	—	—	—	—	—	(41,900,000)
Net income (loss)	44,439,762	—	44,439,762	—	—	(358,998)	—	(358,998)	44,080,764
Foreign currency translation adjustment	—	(158,841)	(158,841)	—	—	—	3,626	3,626	(155,215)
Reclassification of cumulative translation adjustment	—	1,156,285	1,156,285	—	—	—	296,336	296,336	1,452,621

Balance, December 31, 2016	32,425,668	(21,147)	32,404,521	204	188	58,165	—	58,353	32,462,874
Distributions	(51,200,000)	—	(51,200,000)	(204)	(188)	(194,881)	—	(195,069)	(51,395,069)
Net income (loss)	53,189,729	—	53,189,729	—	—	(145,619)	—	(145,619)	53,044,110
Foreign currency translation adjustment	—	(107,177)	(107,177)	—	—	8,017	—	8,017	(99,160)

Balance, December 31, 2017	$34,415,397	$(128,324)	$34,287,073	-0-	$-0-	$(274,318)	$-0-	$(274,318)	$34,012,755

See notes to consolidated financial statements.

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DROGA5, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016
Cash flows from operating activities
Net income	$53,044,110	$44,080,764
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization—property and equipment	4,011,524	2,853,330
Provision for doubtful accounts	3,600	2,549
Deferred rent expense	(413,076)	141,474
Deferred tax provision (benefit)	65,380	(695,400)
Foreign currency loss	173,654	16,690
Changes in assets and liabilities
Accounts receivable	1,752,524	(10,503,385)
Earned unbilled creative fees	(5,150,884)	5,099,257
Work in process	87,347	(230,706)
Prepaid expenses and other current assets	(419,270)	261,294
Due from affiliates	(111)	—
Security deposits	126,194	(780)
Accounts payable and accrued expenses	(282,543)	601,652
Deferred income	1,962,593	6,306,594
Due from member	—	116,856

Net cash provided by continuing operations	54,961,042	48,050,189
Net cash provided by (used in) discontinued operations	(4,470)	1,513,592

Net cash provided by operating activities	54,956,572	49,563,781

Cash flows from investing activities
Acquisition of property and equipment	(3,863,643)	(8,565,745)

Cash flows from financing activities
Principal payments of capital lease obligations	(1,277,905)	(1,102,980)
Net proceeds from (payments of) loans payable	(1,838,889)	5,067,720
Distributions to members	(51,200,000)	(41,900,000)

Net cash used in continuing operations	(54,316,794)	(37,935,260)
Net cash used in discontinued operations	(195,531)	—

Net cash used in financing activities	(54,512,325)	(37,935,260)

Effect of foreign currency exchange rate changes on cash	(7,768)	(386,563)

Net increase (decrease) in cash and cash equivalents	(3,427,164)	2,676,213
Cash and cash equivalents, beginning of year	38,242,300	35,566,087

Cash and cash equivalents, end of year	$34,815,136	$38,242,300

Supplemental cash flow disclosures
Interest paid	$867,393	$575,758
Income taxes paid	1,579,575	2,015,739
Noncash investing activities
Property and equipment acquisitions financed by capital leases	—	3,705,218
Property and equipment acquisitions provided as lease incentive	—	3,241,142
Property and equipment included in accounts payable and accrued expenses	—	458,224

See notes to consolidated financial statements.

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DROGA5, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 - ORGANIZATION AND NATURE OF BUSINESS

Droga5, LLC (“Droga5”), a limited liability company organized pursuant to the laws of Delaware, is owned 49% by WME Dragon Holdings, LLC and 51% by David5, LLC (“David5”). It operates as an advertising agency for marketers of prestigious, image-driven products and brands. The operations of Droga5 originally began in 2006 in New York, New York. Based on the operating agreement, Droga5 shall continue in perpetuity unless sooner dissolved and its affairs wound up as provided in the operating agreement.

In accordance with a transaction agreement dated August 29, 2013 (the “Agreement”), Droga5 increased its investment ownership in Droga5 Pty Ltd. (“Droga5 Australia”), an entity organized in Australia in November 2007, resulting in a 79.6% ownership. In September 2015, Droga5 decided to discontinue the operations of Droga5 Australia and began winding down its business. Accordingly, the operations of Droga5 Australia have been presented as discontinued operations in the accompanying consolidated financial statements (see Note 11). Operations fully ceased in early 2016. In December 2017, all final liquidating distributions had been made to the minority shareholders of Droga5 Australia, representing 20.4% ownership. Droga5 had not received its full proportional share of final distributions by December 31, 2017 and, accordingly, bears all risk of loss associated with the final liquidation. At December 31, 2017, Droga5 effectively owns 100% of Droga5 Australia (see Note 11).

In April 2013, David5 organized Droga5 UK Ltd. (“Droga5 UK”) in London to operate as an expansion of the New York agency. Droga5 UK is effectively 97% owned by Droga5. All of the profits and losses are allocated to Droga5 until its initial investment is recovered. David5 wholly owns a production company, Droga5 Studios, LLC (“Studios”), which is exclusively used by Droga5 and its subsidiaries.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Droga5, its wholly owned subsidiaries, D5 Global Holdings, LLC and D5 Ventures I, LLC, and its majority-owned subsidiaries, Droga5 Australia (whose operations ceased in early 2016) and Droga5 UK, as well as its affiliate, Studios (collectively, the “Company”). All intercompany transactions have been eliminated in consolidation.

Variable Interest Entities

Accounting principles generally accepted in the United States of America (“GAAP”) require a company that holds a variable interest in an entity to consolidate the entity if the company’s interest in the variable interest entity (“VIE”) is such that it holds a controlling financial interest. In such cases, the company is the primary beneficiary of the VIE.

It was determined that Studios is a VIE and that Droga5 is the primary beneficiary. The management of Droga5 is also the management of Studios. Studios provides production services for Droga5, and through agreements between the two companies Droga5 has the right to receive benefits from Studios. Summarized financial information for Studios is presented in Note 12.

Noncontrolling Interests

GAAP requires that noncontrolling (or minority) interests in subsidiaries, affiliates and VIEs be reported in the equity section of a company’s consolidated balance sheet. In addition, the amounts attributable to the net income of the subsidiaries, affiliates or VIEs are reported separately in the consolidated statements of income, comprehensive income and changes in equity for the periods presented.

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DROGA5, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 220, “Reporting Comprehensive Income”, in recognizing the elements of comprehensive income. Comprehensive income is comprised of net income and all changes to the statement of equity, except those due to investments by members, and distributions to members, including adjustments to minimum pension liabilities, accumulated foreign currency translations, and unrealized gains or losses on marketable securities.

Foreign Currency Translation

The functional currencies of Droga5 Australia and Droga5 UK are the Australian dollar and the Great British Pound (“GBP”), respectively, while the reporting currency of Droga5 is the U.S. dollar. All asset and liability accounts of Droga5 Australia and Droga5 UK are translated at the year-end exchange rate. Revenues and expenses are translated at the average rates of exchange during the year. Translation gains or losses are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in equity.

Foreign currency transactions are translated into U.S. dollars using the fixed exchange rates in effect at the time of the transaction. Generally, foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statements of income.

Foreign Exchange Gains (Losses)

The Company has intercompany loans in place between Droga5 and Droga5 UK. The intercompany loans outstanding are not expected to be repaid in the foreseeable future and the funding advanced is of a long-term investment nature. Therefore, all unrealized foreign exchange gains or losses arising on the intercompany loans are recognized in other comprehensive income or loss until repayment of the intercompany loans becomes foreseeable.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Significant estimates include estimated earnings on contracts in progress and the collectability of accounts receivable. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash balances in banks in the United States are insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company maintains cash balances that, at times, may exceed these limitations. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have

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DROGA5, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

been exhausted and the potential for recovery is considered remote. An account is considered past due based on contractual terms. At December 31, 2017 and 2016, the allowance for doubtful accounts was approximately $200,000.

Work in Process

Work in process consists principally of production costs incurred on behalf of customers which have not yet been billed. Such amounts are billed to customers at various times over the course of the production process.

Investments

Investments where the Company is not able to exercise significant influence over the investee and in which the Company has less than a 20% ownership interest are accounted for under the cost method. The Company’s investments consist of certain privately held companies accounted for under the cost method. Based on management’s evaluations, no impairment charge was deemed necessary at December 31, 2017 and 2016.

Amortization of Deferred Financing Costs

Financing costs incurred in connection with the loans payable (see Note 4) have been capitalized and are being expensed utilizing the effective interest rate method over the term of the respective loans.

Deferred Income

Deferred income from creative and marketing services consists of receipts of funds in advance of services rendered. Deferred income from production consists of billings in excess of costs on production projects.

Revenue Recognition

Revenues are primarily derived from fees for creative advertising and marketing services based on customer agreements. Based on the terms of the agreement, revenue is realized when the service is performed in accordance with the agreement or proportionately over the term of the contract.

Revenue is recorded as the net amount of gross billings less pass-through expenses charged to a customer. In most cases, the amount that is billed to customers significantly exceeds the amount of revenue that is earned and reflected in the consolidated statements of income because of various pass-through expenses, such as production costs. Although the Company may bear credit risk with respect to the production activities, the arrangements with the customers are such that they act as an agent on their behalf, and the third-party suppliers are deemed to be the primary obligor. Accordingly, costs incurred with third-party suppliers are excluded from revenue.

Depreciation

Depreciation is computed using the straight-line method over the following estimated useful asset lives:

Furniture and fixtures	-	7 years
Computer equipment	-	5-7 years
Computer software	-	3-5 years
Automobiles	-	7 years

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leasehold improvements are amortized over the shorter of their useful lives or the term of the respective leases.

Rent Expense

The leases for the Company’s offices, as well as leases for certain computer equipment, are classified as operating leases in accordance with the provisions of FASB ASC Topic 840, “Leases”. One of these provisions requires the recognition of scheduled rent increases, rent concessions and lease incentives on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2017 and 2016 includes deferred rent and construction reimbursements of approximately $(413,000) and $141,000, respectively.

In connection with a lease entered into for office space in New York, the landlord agreed to reimburse the Company for certain leasehold improvements, as defined in the agreement. During the year ended December 31, 2016, the landlord agreed to reimburse the Company approximately $3,241,000 for two additional floors. Previously, the landlord agreed to a reimbursement of up to approximately $6,578,000. The reimbursement from the landlord is considered a lease incentive and, accordingly, is recorded as deferred rent and amortized as reductions to rent expense over the lease term. By December 31, 2016, the Company had incurred leasehold improvement costs in excess of the maximum to be reimbursed by the landlord.

Income Taxes

Droga5 and Studios are not taxpaying entities for federal and state income tax purposes and, accordingly, no provision has been made for such income taxes. The members’ allocable shares of the taxable income or loss are reportable on their income tax returns.

Droga5 is subject to New York City unincorporated business tax. Provisions are made for certain other state and local business taxes.

Droga5 Australia and Droga5 UK are subject to foreign income taxes based on the applicable tax rates enacted in Australia and Great Britain, respectively, for the respective periods.

Deferred Income Taxes

Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Deferred income taxes represent the future tax consequences of those differences that will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

In accordance with GAAP, certain entities are required to disclose the fair values of specified financial instruments for which it is practicable to estimate those values. Included in investments at cost on the consolidated balance sheets are warrants that the Company holds for a privately held company, with a cost basis of approximately $45,000. Based on a recent valuation provided by the investee, the fair value of the warrants is estimated at approximately $800,000 as of December 31, 2017 and 2016. As the valuation inputs are based on unobservable inputs, the valuation is classified as Level 3 in the fair value hierarchy discussed below.

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

GAAP defines fair value, provides guidance for measuring fair value and requires certain disclosures utilizing a fair value hierarchy which is categorized into three levels based on the inputs to the valuation techniques used to measure fair value.

The following is a brief description of those three levels:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect management’s own assumptions.

Recent Authoritative Guidance

In February 2016, the FASB issued ASC 842, “Leases”, which replaces the existing guidance in ASC 840, “Leases.” ASC 842 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 for public companies and 2019 for non-public entities. ASC 842 requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases the lessee would recognize a straight-line total lease expense. Management is currently evaluating the impact of adoption on the Company’s consolidated financial position and results of operations.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall: Subtopic 825-10.” This ASU reconsiders the recognition and measurement of financial assets and financial liabilities. One of the provisions eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost. This ASU is effective for nonpublic companies for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The provision for the discontinuation of fair value disclosures for financial instruments measured at amortized cost by nonpublic entities is permitted to be early adopted for financial statements ready for issuance as early as January 5, 2016. The Company has elected to early adopt ASU 2016-01 for the year ended December 31, 2017.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606.” This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition”, and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2017 for public companies and 2018 for non-public entities. Management is evaluating the effect, if any, on the Company’s financial position and results of operations.

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Presentation of VAT Tax

Value added tax (“VAT”) is a consumption tax to which most goods and services provided by businesses in the United Kingdom (“UK”) are subject. Droga5 UK’s revenue is subject to VAT. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant UK tax authorities.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications have no effect on total assets, total liabilities, and net income.

Subsequent Events

These consolidated financial statements were approved by management and available for issuance on February 28, 2018.

3 - PROPERTY AND EQUIPMENT

Property and equipment consists of:

	December 31,
	2017	2016
Furniture and fixtures	$3,671,954	$3,683,830
Leasehold improvements	27,377,139	26,648,708
Computer equipment	10,012,640	7,924,696
Computer software	928,957	1,306,084
Automobiles	110,307	110,307

	42,100,997	39,673,625
Less - Accumulated depreciation and amortization	10,120,506	7,584,219

	$31,980,491	$32,089,406

The cost of furniture and fixtures and computer equipment held under capital leases at December 31, 2017 and 2016 was approximately $5,550,000 and related accumulated depreciation was approximately $1,746,000 and $951,000, respectively. At December 31, 2017, the Company wrote off assets totaling approximately $1,500,000 that were fully depreciated and no longer in service.

Depreciation and amortization expense for the years ended December 31, 2017 and 2016 was approximately $4,012,000 and $2,853,000, respectively.

4 - LOANS PAYABLE

The Company has a credit facility with City National Bank with the following features:

(a)

Revolving line of credit amended in January 2016 from a maximum of $7,000,000 to a maximum of $9,000,000, bearing interest at the floating prime rate (4.50% at December 31, 2017). The line can be used for working capital and general corporate purposes. At December 31, 2017 and 2016, there was no outstanding balance under the line of credit.

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4 - LOANS PAYABLE (Continued)

(b)

Multiple Disbursement Term Loan (“MDTL”) for $8,500,000, bearing interest at the floating prime rate (4.50% at December 31, 2017) plus 0.125%, with a floor of 2.50%. Proceeds from the MDTL were used to finance leasehold improvements. The MDTL has a maturity date of July 31, 2021, and requires monthly principal payments of approximately $101,000, which commenced on August 31, 2014. At December 31, 2017 and 2016, approximately $4,351,000 and $5,565,000, respectively, was outstanding.

(c)

Standby letter of credit of approximately $3,937,000, as security deposit required by Droga5’s New York office lease. The letter of credit can be automatically renewed until the final expiration date of December 31, 2029. Effective January 2018, the standby letter of credit increased to approximately $5,916,000 through December 31, 2018.

(d)

Additional Term Loan (“ATL”) of $5,000,000, bearing interest at the floating prime rate (4.50% at December 31, 2017) plus 0.125%. The ATL expires on February 28, 2022, and requires monthly principal payments of approximately $60,000, which commenced on March 31, 2015. Proceeds from the ATL were used to finance leasehold improvements. At December 31, 2017 and 2016, approximately $2,976,000 and $3,690,000, respectively, was outstanding on this loan.

(e)

2016 Multiple Disbursement Term Loan (“2016 MDTL”) of $3,500,000 effective January 2016, bearing interest at the floating prime rate (4.50% at December 31, 2017) plus 0.125% and maturing on July 31, 2023, requiring monthly principal payments of approximately $42,000, which commenced on August 31, 2016. Proceeds from the 2016 MDTL were used to finance leasehold improvements. At December 31, 2017 and 2016, approximately $2,792,000 and $3,292,000, respectively, was outstanding on the 2016 MDTL.

(f)

2016-2 Multiple Disbursement Term Loan (“2016-2 MDTL”) of $5,000,000 effective July 2016, bearing interest at the floating prime rate (4.50% at December 31, 2017) plus 0.125% and maturing on April 30, 2024, requiring monthly principal payments of approximately $56,000 beginning on May 31, 2017. Proceeds from the 2016-2 MDTL were used to finance leasehold improvements. At December 31, 2017 and 2016, approximately $4,235,000 and $3,705,000, respectively, was outstanding on the 2016-2 MDTL.

Borrowings under the above facility as of December 31, 2017 are collateralized by the assets of the Company and are guaranteed by David5. Additionally, an individual member of David5 has provided a limited guarantee for up to $5,000,000.

The credit agreement contains several covenants, including those regarding total leverage, fixed charge, tangible net worth, net income, and minimum liquidity, as well as restrictions on any additional indebtedness, and various other restrictions.

The composition of the Company’s short- and long-term loans payable is approximately as follows:

	December 31,
	2017	2016
Loans payable	$14,354,000	$16,252,000
Deferred financing costs	(230,000)	(290,000)

	14,124,000	15,962,000
Less—Current maturities	3,097,000	2,845,000

Loans payable, less current maturities	$11,027,000	$13,117,000

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4 - LOANS PAYABLE (Continued)

Interest expense on the loans payable totaled approximately $711,000 and $498,000 for the years ended December 31, 2017 and 2016, respectively. Amounts charged to interest expense related to debt issuance costs totaled approximately $60,000 and $59,000 for the years ended December 31, 2017 and 2016, respectively.

Approximate future annual principal payments on the loans payable outstanding as of December 31, 2017 are as follows:

Year Ending December 31,
2018	$3,097,000
2019	3,097,000
2020	3,097,000
2021	2,592,000
2022	1,288,000
Thereafter	1,183,000

$14,354,000

5 - CAPITAL LEASE OBLIGATIONS

Capital lease obligations are payable to various financial institutions in monthly installments ranging from approximately $6,000 to $39,000, including interest at rates of up to 6% per year. The obligations mature through September 2020 and are collateralized by the underlying furniture and equipment.

Approximate future minimum payments are as follows:

Year Ending December 31,
2018	$1,412,000
2019	507,000
2020	510,000

2,429,000
Less—Amount representing interest	118,000

Present value of net minimum lease payments	2,311,000
Less—Current maturities	1,339,000

Noncurrent capital lease obligations	$972,000

Interest expense on the capital leases was approximately $152,000 and $122,000 for the years ended December 31, 2017 and 2016, respectively.

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 - INCOME TAXES

The composition of Droga5’s deferred tax assets and liabilities is approximately as follows:

	December 31,
	2017	2016
Deferred tax assets
Allowance for doubtful accounts	$8,000	$8,000
Deferred rent	172,000	162,000
Other	10,000	22,000

Total gross deferred tax assets	190,000	192,000
Deferred tax liabilities
Noncurrent
Property and equipment	(241,000)	(249,000)

Net deferred tax liabilities	$(51,000)	$(57,000)

The composition of Droga5 UK’s deferred tax assets is approximately as follows:

	December 31,
	2017	2016
Deferred tax assets
Net operating loss (“NOL”) carryforwards	$826,000	$735,000

Total gross deferred tax assets	826,000	735,000
Valuation allowance	(165,000)	—

Total deferred tax assets, net of valuation	$661,000	$735,000

At December 31, 2017, Droga5 UK has NOL carryforwards of approximately GBP 3,060,000 (approximately $4,132,000) with no expiration date. The Company’s valuation allowance increased approximately $165,000 for the year ended December 31, 2017 and decreased approximately $614,000 for the year ended December 31, 2016.

7 - CONCENTRATIONS

Major Customers

Amounts due from two customers represented approximately 26% and 12% of accounts receivable as of December 31, 2017. Revenue from two customers represented approximately 27% of total revenue for the year ended December 31, 2017. Amounts due from three customers represented approximately 16%, 15% and 14% of accounts receivable as of December 31, 2016. Revenue from two customers represented approximately 17% and 13% of total revenue for the year ended December 31, 2016.

Foreign Operations

Net assets from operations in Great Britain represented approximately 6% of total net assets at December 31, 2017 and 2016. Revenues from operations in Great Britain represented approximately 5% and 4% of total revenues for the years ended December 31, 2017 and 2016, respectively.

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8 - DEFINED CONTRIBUTION PLANS

Employees of Droga5 and Studios are covered under a defined contribution plan which qualifies under Section 401(k) of the Internal Revenue Code (the “Code”). The plan permits employees to voluntarily contribute up to the maximum allowed under the Code.

Droga5 and Studios match 100% of the first 3% of eligible employee contributions, and 50% of the next 2% of eligible employee contributions. For the years ended December 31, 2017 and 2016, contributions were approximately $2,058,000 and $1,787,000, respectively. Droga5 UK has a defined contribution pension plan for certain employees. The plan permits employees to voluntarily contribute. In 2017, Droga5 UK contributed 1% to 8% of employees’ total salary. In 2016, Droga5 UK contributed 3% to 8% of employees’ total salary. For the years ended December 31, 2017 and 2016, Droga5 UK’s contributions were approximately $111,000 and $106,000, respectively.

9 - RELATED PARTY TRANSACTIONS

Amounts due from affiliates arise from operating transactions and are noninterest-bearing and payable on demand.

Droga5 and Studios provided services for an affiliate of one of the members. Revenues from this affiliate for the years ended December 31, 2017 and 2016 were approximately $399,000 and $741,000, respectively. Accounts receivable from the affiliate as of December 31, 2017 and 2016 were approximately $39,000 and $600,000, respectively. Work in progress for the affiliate as of December 31, 2017 and 2016 was approximately $205,000 and $159,000, respectively. Deferred income from the affiliate was approximately $13,000 and $100,000 at December 31, 2017 and 2016, respectively.

10 - COMMITMENTS AND CONTINGENCIES

Leases

The Company is obligated under multiple leases for its office space and certain equipment for use in its offices that expire on various dates through September 30, 2029. In February 2016 and October 2016, the Company amended one of the office leases to include additional space, which commenced on October 11, 2016. The office leases include scheduled rent increases and concessions. Scheduled rent increases are recognized on a straight-line basis over the lease term. Concessions and lease incentives are recorded as deferred rent and are amortized to rent expense on a straight-line basis over the lease term. Total rent paid, including additional rent payments for certain operating costs, was approximately $6,875,000 and $5,685,000 for the years ended December 31, 2017 and 2016, respectively.

On May 31, 2017, Droga5 UK entered into a lease to replace its existing office space. The commencement date and base rent are contingent upon completion of alterations to the space by the lessor. Alterations are ongoing as of the date of this report. Effective January 18, 2018, Droga5 UK entered into an agreement to extend its current office space lease, originally expiring February 10, 2018, through June 10, 2018.

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10 - COMMITMENTS AND CONTINGENCIES (Continued)

Approximate minimum future annual lease payments under noncancelable leases are as follows:

Year Ending December 31,
2018	$7,487,000
2019	8,102,000
2020	8,300,000
2021	8,338,000
2022	8,492,000
Thereafter	61,726,000

$102,445,000

Employment Contracts

The Company is committed under multiple employment agreements expiring either upon termination or no earlier than August 2018, with automatic extensions thereafter. Pursuant to these agreements, at December 31, 2017, the Company agrees to pay base annual salaries of approximately $7,932,000.

Contingencies

The Company is subject to various claims and proceedings in the ordinary course of business. Based on information currently available, management estimates that none of these claims or proceedings, individually or in the aggregate, will have a material effect on the Company’s financial position or results of operations, although such estimates can change in the future.

In June 2014, a complaint was filed against the Company alleging trademark infringement. The complainant was seeking unspecified damages, attorney’s fees, costs and punitive damages. A settlement to resolve the matter was reached in July 2017 for $6,800,000, of which Droga5 paid approximately $2,300,000, Droga5’s insurance carrier paid $3,400,000, and approximately $1,100,000 was paid by an affiliate also named in the suit. The portion paid by Droga5 is included within other expense, net on the consolidated statements of income.

11 - DISCONTINUED OPERATIONS

The composition of the current assets and current liabilities from the discontinued operations of Droga5 Australia was approximately as follows:

	December 31,
	2017	2016
ASSETS
Current assets
Prepaid expenses and other current assets	$4,000	$1,000

LIABILITIES
Current liabilities
Accounts payable and accrued expenses	$500	$2,000

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 - DISCONTINUED OPERATIONS (Continued)

The table below summarizes the approximate results of Droga5 Australia’s discontinued operations:

	Year Ended December 31,
	2017	2016
Revenues, net of reimbursable costs	$—	$8,000

Operating expenses (income)
General and administrative	15,000	(151,000)
Personnel costs	—	(1,000)

	15,000	(152,000)

Income (loss) from operations	(15,000)	160,000

Other income (expenses)
Interest income	6,000	8,000
Reclassification of cumulative translation adjustment	38,000	(1,453,000)

	44,000	(1,445,000)

Income (loss) before income taxes	29,000	(1,285,000)
Income taxes	—	—

Net income (loss) from discontinued operations	$29,000	$(1,285,000)

In connection with the cessation of operations and substantial liquidation of Droga5 Australia in 2016, and in accordance with ASC 830-30, “Foreign Currency Matters—Translation of Financial Statements”, the cumulative foreign currency translation adjustment was released into loss from discontinued operations during 2016. Accordingly, any resulting foreign currency translation for each successive year is released into income (loss) from discontinued operations.

12 - VARIABLE INTEREST ENTITY

Summarized financial information of Studios is presented below:

	December 31,
	2017	2016
Current assets	$5,911,000	$76,000
Total assets	6,389,000	474,000
Current liabilities	6,664,000	603,000
Total liabilities	6,664,000	603,000
Equity deficiency	(274,000)	(129,000)

The net revenues of Studios for the years ended December 31, 2017 and 2016 were approximately $10,826,000 and $8,350,000, respectively. The net loss for the years ended December 31, 2017 and 2016 was approximately $146,000 and $97,000, respectively.

All intercompany balances and transactions have been eliminated in consolidation.

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 - NONCONTROLLING INTERESTS

Included in noncontrolling interests are the minority interest in Droga5 Australia not owned by Droga5 and 100% of Studios, the variable interest entity (see Note 12). In December 2017, all final liquidating distributions had been made to the minority shareholders of Droga5 Australia, representing 20.4% ownership. Droga5 received a portion of its final liquidating distributions but management determined final payment would be contingent upon final liquidation, anticipated to occur subsequent to year-end. As such, Droga5 had not received its full proportional share of final distributions by December 31, 2017 and, accordingly, bears all risk of loss associated with final liquidation. At December 31, 2017, Droga5 effectively owns 100% of Droga5 Australia.

The composition of the net loss attributable to noncontrolling interests (“NCI”) is as follows:

	Year Ended December 31,
	2017	2016
Studios - 100%	$145,619	$96,877
Droga5 Australia	—	262,121

Total net loss attributable to NCI	$145,619	$358,998

The composition of noncontrolling interests as reported in the consolidated balance sheets is as follows:

	December 31,
	2017	2016
Studios - 100%	$(274,318)	$(128,699)
Droga5 Australia	—	187,052

Total equity (deficiency) attributable to NCI	$(274,318)	$58,353

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

SUPPLEMENTARY INFORMATION

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	Year Ended December 31,
	2017	2016
Rent and utilities	$6,461,973	$5,825,794
Information technology	4,026,017	3,530,796
Travel and entertainment	3,373,133	4,228,099
Professional fees	2,496,065	2,324,489
Marketing and promotion	2,417,282	2,388,828
Recruitment fees	1,900,246	2,375,529
Office supplies and expenses	1,055,647	924,149
Insurance	823,249	717,166
Professional development	200,211	170,055
Foreign currency loss	173,654	16,690
Sales and use taxes	112,462	64,877
Charitable contributions	108,598	112,506
Dues and subscriptions	32,635	33,552
Bank fees	18,913	38,044
Provision for doubtful accounts	3,600	2,549
Miscellaneous	18,665	23,671

	$23,222,350	$22,776,794

See Independent Auditors’ Report.

F-91

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

	December 31, 2017
	Droga5, LLC	Droga5 Australia	Droga5 UK	Droga5 Studios	Eliminations/ Adjustments	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$33,696,371	$83,499	$890,658	$144,608	$—	$34,815,136
Accounts receivable from creative and marketing services, net	18,181,606	—	1,075,611	—	(153,630)	19,103,587
Accounts receivable from production projects	13,325,148	—	1,613,164	—	(3,525,390)	11,412,922
Earned unbilled creative fees	4,997,185	—	—	1,058,962	—	6,056,147
Work in process	1,800,032	—	1,131,681	17,523	(3,916)	2,945,320
Prepaid expenses and other current assets	1,280,765	—	238,437	78,042	—	1,597,244
Due from affiliates	6,509,895	—	—	4,611,661	(10,985,894)	135,662
Due from subsidiaries	3,229,484	—	—	—	(3,229,484)	—
Current assets of discontinued operations	—	3,877	—	—	—	3,877

Total current assets	83,020,486	87,376	4,949,551	5,910,796	(17,898,314)	76,069,895
Property and equipment—at cost, less accumulated depreciation and amortization	30,936,952	—	564,860	478,679	—	31,980,491
Security deposits	746,320	—	54,174	—	—	800,494
Investments in subsidiaries	(3,979,999)	—	—	—	3,979,999	—
Investments at cost	113,061	—	—	—	—	113,061
Deferred tax assets	—	—	661,147	—	—	661,147

	$110,836,820	$87,376	$6,229,732	$6,389,475	$(13,918,315)	$109,625,088

LIABILITIES AND EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued expenses	$18,149,078	$—	$4,978,796	$247,067	$(8,179,527)	$15,195,414
Deferred income from production projects	24,584,981	—	1,981,121	—	—	26,566,102
Deferred income from creative and marketing services	5,122,563	—	114,775	42,494	—	5,279,832
Loans payable, current	3,097,179	—	—	—	—	3,097,179
Capital lease obligations, current	1,338,508	—	—	—	—	1,338,508
Deferred rent, current	696,505	—	—	—	—	696,505
Due to affiliate	—	—	—	6,374,233	(6,374,233)	—
Due to parent	—	—	2,971,098	—	(2,971,098)	—
Current liabilities of discontinued operations	—	475	—	—	—	475

Total current liabilities	52,988,814	475	10,045,790	6,663,794	(17,524,858)	52,174,015
Loans payable, less current maturities	11,026,505	—	—	—	—	11,026,505
Capital lease obligations, less current maturities	972,184	—	—	—	—	972,184
Deferred rent, less current portion	11,388,229	—	—	—	—	11,388,229
Deferred tax liabilities	51,400	—	—	—	—	51,400

	76,427,132	475	10,045,790	6,663,794	(17,524,858)	75,612,333
Commitments and contingencies
Equity (deficiency)	34,409,688	86,901	(3,816,058)	(274,319)	3,606,543	34,012,755

	$110,836,820	$87,376	$6,229,732	$6,389,475	$(13,918,315)	$109,625,088

See Independent Auditors’ Report.

F-92

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31, 2017
	Droga5, LLC	Droga5 Australia	Droga5 UK	Droga5 Studios	Eliminations/ Adjustments	Consolidated
Revenues, net of reimbursable costs	$175,391,005	$—	$9,426,524	$10,825,901	$—	$195,643,430

Operating expenses
General and administrative	19,597,585	—	2,285,176	1,339,589	—	23,222,350
Personnel costs	93,738,168	—	7,132,703	9,486,835	—	110,357,706
Depreciation and amortization	3,766,195	—	100,233	145,096	—	4,011,524

	117,101,948	—	9,518,112	10,971,520	—	137,591,580

Income (loss) from operations	58,289,057	—	(91,588)	(145,619)	—	58,051,850

Other expenses
Equity in losses of subsidiaries	(1,774,854)	—	—	—	1,774,854	—
Interest expense, net	(922,797)	—	(14,651)	—	—	(937,448)
Other expense, net	(1,601,695)	—	—	—	—	(1,601,695)

	(4,299,346)	—	(14,651)	—	1,774,854	(2,539,143)

Income (loss) before income taxes	53,989,711	—	(106,239)	(145,619)	1,774,854	55,512,707

Income taxes
Current	2,431,906	—	—	—	—	2,431,906
Deferred taxes (benefit)	(6,000)	—	71,380	—	—	65,380

	2,425,906	—	71,380	—	—	2,497,286

Net income (loss) from continuing operations	51,563,805	—	(177,619)	(145,619)	1,774,854	53,015,421
Discontinued operations
Net income from discontinued operations	—	28,689	—	—	—	28,689

Net income (loss)	51,563,805	28,689	(177,619)	(145,619)	1,774,854	53,044,110
Noncontrolling interest in loss	—	—	—	—	145,619	145,619

Net income (loss) attributable to Droga5, LLC	51,563,805	28,689	(177,619)	(145,619)	1,920,473	53,189,729
Other comprehensive loss
Foreign currency translation	—	—	(469,853)	—	370,693	(99,160)

Comprehensive income (loss)	$51,563,805	$28,689	$(647,472)	$(145,619)	$2,291,166	$53,090,569

See Independent Auditors’ Report.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

DROGA5, LLC AND SUBSIDIARIES

CONSOLIDATING SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	Year Ended December 31, 2017
	Droga5, LLC	Droga5 UK	Droga5 Studios	Consolidated
Rent and utilities	$4,840,605	$924,581	$696,787	$6,461,973
Information technology	3,610,933	136,026	279,058	4,026,017
Travel and entertainment	2,829,671	451,051	92,411	3,373,133
Professional fees	2,349,453	145,800	812	2,496,065
Marketing and promotion	2,128,734	286,833	1,715	2,417,282
Recruitment fees	1,776,090	124,156	—	1,900,246
Office supplies and expenses	697,390	134,184	224,073	1,055,647
Insurance	756,507	25,122	41,620	823,249
Professional development	189,395	10,518	298	200,211
Foreign currency loss	173,654	—	—	173,654
Sales and use taxes	111,937	—	525	112,462
Charitable contributions	107,258	1,340	—	108,598
Dues and subscriptions	7,110	23,300	2,225	32,635
Bank fees	—	18,848	65	18,913
Provision for doubtful accounts	3,600	—	—	3,600
Miscellaneous	15,248	3,417	—	18,665

	$19,597,585	$2,285,176	$1,339,589	$23,222,350

See Independent Auditors’ Report.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

             Shares

Endeavor Group Holdings, Inc.

Class A Common Stock

Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the Class A common stock registered hereby. Other than the SEC registration fee, the Exchange listing fee and the FINRA filing fee, the amounts set forth below are estimates:

SEC registration fee	*
Exchange listing fee	*
FINRA filing fee	*
Printing expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*

Total

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our amended and restated certificate of incorporation will also provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation and by-laws.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for breaches under section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) for any transaction from which the director derived an improper personal benefit.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

We currently maintain insurance policies which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the Company.

The underwriting agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless our Company, each of our directors, each of our officers who signs the registration statement, and each person who controls our Company within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to our Company by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15.	Recent Sales of Unregistered Securities.

In January 2019, in connection with its formation, the registrant sold 1,000 shares of our Class A common stock to Endeavor Operating Company, LLC, for an aggregate consideration of $5,000. The shares of common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

In connection with the reorganization transactions, based on an assumed initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will issue an aggregate of                shares of our Class A common stock to certain of our pre-IPO investors. The shares of Class A common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

In connection with the reorganization transactions, based on an assumed initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will issue an aggregate of                shares of our Class B common stock to certain of our pre-IPO investors. The shares of Class B common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

In connection with the reorganization transactions, based on an assumed initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will issue an aggregate of                  shares of our Class D common stock to the members of Endeavor Operating Company (other than Endeavor Manager and holders of Endeavor Profits Units). The shares of Class D common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

In connection with the reorganization transactions, based on an assumed initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will issue an aggregate of                  shares of our Class C common stock to the members of Endeavor Manager (other than Endeavor Group Holdings). The shares of Class C common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1*	Form of Reorganization Agreement.

2.2*	Form of Merger Agreement between by and among Endeavor Group Holdings, Inc., Endeavor Merger Sub, LLC and SLP IV West Feeder Corp.

3.1*	Form of Amended and Restated Certificate of Incorporation of Endeavor Group Holdings, Inc.

3.2*	Form of Amended and Restated By-laws of Endeavor Group Holdings, Inc.

4.1*	Specimen Stock Certificate.

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the Class A common stock.

10.1*	First Lien Credit Agreement dated as of May 6, 2014, among WME IMG Holdings, LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, Iris Merger Sub, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent collateral agent, swingline lender and issuing bank, Barclays Bank PLC, as syndication agent and Royal Bank of Canada and Deutsche Bank AG New York Branch, as co-documentation agents.

10.2*	First Incremental Term Facility Amendment dated as of June 10, 2016, among WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC and JPMorgan Chase Bank, N.A., as administrative agent and the initial Additional Term B Lenders.

10.3*	Second Incremental Term Facility Amendment dated as of November 10, 2016, among WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC and JPMorgan Chase Bank, N.A., as administrative agent and the initial Second Additional Term B Lenders.

10.4*	First Refinancing Amendment, dated as of February 9, 2017, among WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.5*	Third Incremental Term Facility Amendment, dated as of March 1, 2017, among WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC and JPMorgan Chase Bank, N.A., as administrative agent and the initial Third Additional Term B Lenders.

10.6*	Amendment No. 5, dated as of May 18, 2018 among WME IMG Holdings LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, each lender from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank.

10.7*	First Lien Credit Agreement dated as of August 18, 2016, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto, Goldman Sachs Bank USA, as administrative agent, collateral agent, swingline lender and issuing bank, Deutsche Bank Securities Inc., as syndication agent, and Goldman Sachs Bank USA, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and KKR Capital Markets LLC as co-documentation agents.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Exhibit Number	Description

10.8*	First Refinancing Amendment, dated as of February 21, 2017, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.

10.9*	First Lien Incremental Term Facility Amendment, dated as of April 25, 2017, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent and the initial First Additional Term B Lender.

10.10*	Second Lien Credit Agreement dated as of August 18, 2016, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto, Deutsche Bank AG New York Branch, as administrative agent and collateral agent, Goldman Sachs Bank USA, as syndication agent, and Deutsche Bank Securities Inc., Barclays Bank PLC, Credit Suisse Securities (USA) LLC and KKR Capital Markets LLC as co-documentation agents.

10.11*	Form of Indemnification Agreement.

10.12*	Form of Stockholders Agreement by and among Endeavor Group Holdings, Inc. and the stockholders named therein.

10.13*	Form of Exchange Agreement.

10.14*	Form of Registration Rights Agreement.

10.15*	Form of Tax Receivable Agreement by and among Endeavor Group Holdings, Inc. and the Post-IPO TRA Holders.

10.16*	Form of Amended and Restated Limited Liability Company Agreement of Endeavor Operating Company, LLC.

10.17*	Form of Amended and Restated Limited Liability Company Agreement of Endeavor Manager, LLC.

10.18*	Second Amended and Restated Limited Liability Company Agreement of Zuffa Parent, LLC, dated as of August 18, 2016.

10.20*	Form of Common Stock Subscription Agreement.

10.21*	Endeavor Group Holdings, Inc. 2019 Management Incentive Plan.

10.22*	Form of Employee Option Award Agreement for use with the Endeavor Group Holdings, Inc. 2019 Management Incentive Plan.

10.23*	Form of Non-Employee Director Restricted Stock Unit Agreement for use with the Endeavor Group Holdings, Inc. 2019 Management Incentive Plan.

10.25*	Employment Agreement with Ariel Emanuel.

10.28*	Employment Agreement with Patrick Whitesell.

10.31*	Employment Agreement with Jason Lublin.

10.32*	Employment Agreement with Mark Shapiro.

10.33*	Employment Agreement with Seth Krauss.

21.1*	Subsidiaries of Endeavor Group Holdings, Inc.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.3*	Consent of Deloitte & Touche LLP, independent auditors.

23.4*	Consent of Friedman LLP, an independent auditor.

23.5*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).

24.1*	Powers of Attorney (included on signature pages of this Part II).

*	To be filed by amendment.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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Confidential Treatment Requested by Endeavor Group Holdings, Inc. Pursuant to 17 CFR 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                 , 2019.

ENDEAVOR GROUP HOLDINGS, INC.

By
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints each of Ariel Emanuel, Jason Lublin and Seth Krauss, acting singly, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on                , 2019, by the following persons in the capacities indicated.

Signature	Title

Ariel Emanuel	Chief Executive Officer (Principal Executive Officer) and Director

Jason Lublin	Chief Financial Officer (Principal Financial Officer)

William Fullerton	Global Controller and Chief Accounting Officer (Principal Accounting Officer)

Patrick Whitesell	Executive Chairman and Director

Egon Durban	Director

Stephen Evans	Director

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